07027859

10/2

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sony Financial Holdings, Inc.

*CURRENT ADDRESS 1-1, Minami Aoyama 1-chome
Minato-ku, Tokyo 107-0062
Japan

**FORMER NAME

PROCESSED
NOV 15 2007
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35126 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 11/8/07

Information contained herein is subject to completion and amendment. We may complete or amend this preliminary offering circular without notice. This preliminary offering circular is not an offer to sell, nor does it seek an offer to buy, these shares in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 4, 2007

RECEIVED
2007 OCT -2 A 8:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ARS 3-31-07

Sony Financial Holdings

Offering of 800,000 Shares of Common Stock

OFFER PRICE: ¥● PER SHARE

This offering circular relates to a global offering of 800,000 shares of common stock of Sony Financial Holdings Inc., a corporation organized under the laws of Japan. Out of the total number of offered shares, an aggregate of ● existing shares are being offered by our parent company, Sony Corporation, outside Japan in an international offering. The international shares are being underwritten and offered by the international managers named in this offering circular.

The international managers are offering the international shares in offshore transactions outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, or the Securities Act. In addition, the international managers or their U.S. broker-dealer affiliates are offering the international shares in the United States to institutions that are "qualified institutional buyers" as defined in Rule 144A under the Securities Act. The international shares may be resold or transferred only in accordance with the procedures described in "Selling Restrictions".

Concurrently with the international offering, ● shares are being offered in Japan in a Japanese offering. Out of the total number of shares in the Japanese offering, ● shares are existing shares being offered by Sony Corporation and 75,000 shares are newly issued shares being offered by us. The Japanese shares are being underwritten and offered by Japanese underwriters led by Nomura Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd. Sony Corporation has granted Nomura Securities Co., Ltd., as representative of the Japanese underwriters, an option to purchase up to an aggregate of 70,000 additional shares in connection with over-allotments in the Japanese offering. The closing of the international offering is conditioned upon the closing of the Japanese offering.

Our shares are currently not listed on any stock exchange or publicly traded in Japan. Our shares have been approved for listing and trading on the Tokyo Stock Exchange. We expect that the listing of the shares will become effective and that trading will commence on or about October 11, 2007 (Tokyo time).

Investing in the shares involves risks. See "Risk Factors" beginning on page 6.

The international shares are offered by the international managers subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. Payment for the international shares will be made in yen for value, and certificates representing the international shares will be delivered in Tokyo through clearing accounts with the Japan Securities Depository Center, or JASDEC, on or about October 11, 2007 (Tokyo time).

THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO EXCEPTIONS REFERRED TO IN THIS OFFERING CIRCULAR, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT).

Joint Global Coordinators

Nomura Securities **JPMorgan**

International Joint Lead Managers and Bookrunners

JPMorgan **Nomura International**

International Managers

Deutsche Bank **Morgan Stanley**

The date of this offering circular is October ●, 2007.

No person has been authorized in connection with the international offering to give any information or to make any representation other than as contained in this offering circular and, if given or made, such information or representation must not be relied upon as having been authorized by us, the selling shareholder, any international manager or any Rule 144A selling agent. No action has been, or will be, taken to permit a public offering of the international shares in any jurisdiction where action would be required for that purpose. Accordingly, the international shares offered hereby may not be offered or sold, directly or indirectly, and this offering circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither delivery of this offering circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE INTERNATIONAL OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING CIRCULAR OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE UNDER THE LAWS OF THE UNITED STATES.

This offering circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire international shares. Distribution of this offering circular to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of any of its contents without our prior written consent is prohibited. Each person receiving this offering circular acknowledges that (i) such person has not relied on any international manager, any Rule 144A selling agent or any person affiliated with the international managers in connection with its investigation of the accuracy of such information or its investment decision and (ii) no person has been authorized to give any information or to make any representation concerning us, the selling shareholder or the international shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorized by us, the selling shareholder, any international manager or any Rule 144A selling agent.

TABLE OF CONTENTS

The international shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, and may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (which means any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident in Japan, except in compliance with the Securities and Exchange Law and other relevant laws and regulations.

The international shares have not been and will not be registered under the Securities Act or with any securities authority of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The international shares are being offered (i) in the United States only to "qualified institutional buyers", or QIBs, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (ii) outside the United States only to non-U.S. persons in offshore transactions (as defined in, and in accordance with, Regulation S). Prospective purchasers are hereby notified that sellers of the international shares may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the international shares and the distribution of this offering circular, see "Selling Restrictions".

Notice Concerning the European Economic Area

This offering circular has been prepared on the basis that all offers of international shares under the Prospectus Directive (2003/71/EC) will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the European Economic Area, or the EEA, from the requirement to produce a prospectus for offers of securities. Accordingly, any person making or intending to make any offer within the EEA of international shares which are the subject of the placement contemplated in this offering circular should only do so in circumstances in which no obligation arises for us or any of the international managers to produce a prospectus for the offer. Neither we nor the international managers have authorized nor do we or they authorize the making of any offer of international shares through any financial intermediary, other than offers made by the international managers which constitute the final placement of international shares contemplated in this offering circular.

Notice Concerning the United Kingdom

There are restrictions on the offer and sale of the international shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by any person in relation to the international shares in, from or otherwise involving, the United Kingdom must be complied with. See "Offering and Sale".

This document is for distribution in the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (e), or "high net worth companies, unincorporated associations etc." of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any international shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons" for the purposes of this Notice Concerning the United Kingdom). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.

Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each international manager has represented and agreed that:

- it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any international shares in circumstances in which section 21(1) of the FSMA does not apply to us; and
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the international shares in, from or otherwise involving the United Kingdom.

AVAILABLE INFORMATION

We intend to furnish to the United States Securities and Exchange Commission, and to publish in English on an ongoing basis on our website, certain information in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, or the Exchange Act. We have agreed that we will use our best efforts to obtain and, for so long as any of the international shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, will use our best efforts to maintain any exemption from the registration requirements of Section 12 of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, unless we become subject to and comply with Section 13 or 15(d) of the Exchange Act; and during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to such Rule 12g3-2(b), will furnish, upon request, to any holder of restricted securities, or any prospective purchaser designated by a holder of restricted securities, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Japanese joint stock corporation. All of our directors and executive officers and our independent certified public accountants reside in Japan. All or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon us or such persons or to enforce against us or such persons judgments obtained in United States courts or elsewhere predicated upon the civil liability provisions of the federal and state securities laws of the United States. We have been advised by our Japanese counsel, Nagashima Ohno & Tsunematsu, that there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States federal and state securities laws.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering circular, "we", "us" "our" and "Sony Financial Holdings" refer to Sony Financial Holdings Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. Unless the context indicates otherwise, these references are intended to refer to us as if we had been in existence in our current form for all periods referred to herein.

In this offering circular, references to "U.S. dollars", "dollars" and "$" refer to the lawful currency of the United States and those to "yen" and "¥" refer to the lawful currency of Japan. For convenience, yen amounts translated into dollars in this offering circular have been translated at the rate of ¥118.0 = $1.00, the approximate rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 30, 2007. However, these translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate or at all. The noon buying rate in New York City for cable transfers in yen as certified for U.S. customs purposes by the Federal Reserve Bank of New York on August 31, 2007 was ¥115.83 = $1.00.

In this offering circular, where information is presented in millions or billions of yen, amounts of less than one million or one billion, as the case may be, have been truncated unless otherwise specified. Where information is presented in thousands of dollars, amounts of less than one thousand have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, figures presented in tables in this offering circular may not total due to such truncating or rounding.

Our fiscal year end is March 31. Our financial statements are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which differ in certain significant respects from accounting principles generally accepted in other countries, including the United States, as well as International Financial Reporting Standards (IFRS).

An amendment to the Securities and Exchange Law of Japan will become effective on September 30, 2007. Upon the effective date of this amendment, the Securities and Exchange Law will be renamed the Financial Instruments and Exchange Law of Japan. Where applicable, references to the Securities and Exchange Law should be read to include the Financial Instruments and Exchange Law. See "Supervision and Regulation—Regulations Applicable to Financial Institutions and Others—Securities and Exchange Law".

"Lifeplanner"® and "Lifeplanner Value"® are registered trademarks of Sony Life Insurance Co., Ltd.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements appear in a number of places in this offering circular and include statements regarding the intent, belief or current expectations of our management with respect to our businesses, results of operations and financial condition. In many cases, but not all, we use such words as "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "probability", "project", "risk", "seek", "should", "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Potential risks and uncertainties include, without limitation:

- general market conditions in the Japanese insurance and banking markets;
- changes in the highly competitive financial services industry;
- changes in individual consumer trends in Japan resulting in the loss of, or decreased demand from, our customers;
- investment risks associated with our portfolio of investment securities, including interest rate risk;
- changes in the Japanese laws and regulations affecting our businesses; and
- changes in consumer behavior affecting our individual customers and distribution models.

Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering circular. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this offering circular to reflect future actual events or developments. The information contained in this offering circular, including without limitation the information under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", identifies important factors that might cause the forward-looking statements not to be realized.

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SUMMARY INFORMATION

You should read this summary together with the more detailed information, including "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, appearing elsewhere in this offering circular.

Sony Financial Holdings Inc.

Overview

We are a financial holding company that, through our three main operating subsidiaries, offers life insurance, non-life insurance and banking services, primarily to individuals in Japan. Our main operating subsidiaries and their core products are:

- *Sony Life*: Our business with the longest operating history, of 26 years, Sony Life Insurance Co., Ltd. focuses on providing death-protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of "Lifeplanner" sales employees. Ordinary revenues from the life insurance business accounted for 90.7% of our consolidated ordinary revenues and ordinary profit from the life insurance business accounted for 76.4% of our consolidated ordinary profit for the fiscal year ended March 31, 2007. As of March 31, 2007, Sony Life's total policy amount in force for individual life insurance products was ¥30,038.1 billion. Income from insurance premiums in our life insurance business increased to ¥605,051 million in the fiscal year ended March 31, 2007 compared to ¥580,171 million in the previous fiscal year.
- *Sony Assurance*: Founded in 1998, Sony Assurance Inc. concentrates on direct sales of non-life insurance products, principally automobile insurance products and supplemental medical insurance products, primarily through direct marketing to individuals via the telephone and the internet. Sony Assurance's aggregate net premiums written totaled ¥50,467 million in the fiscal year ended March 31, 2007, an increase of 11.4% from ¥45,278 million in the previous fiscal year. Voluntary automobile insurance products accounted for 88.0% of net premiums written in the fiscal year ended March 31, 2006 and 87.0% in the fiscal year ended March 31, 2007.
- *Sony Bank*: Established in 2001 as an internet bank focused on the asset management and borrowing needs of individual customers, Sony Bank Inc. offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. During the fiscal year ended March 31, 2007, Sony Bank increased customer accounts by 14.3% to 491 thousand, increased its total customer assets, equal to the sum of total deposits and total investment trusts, by 25.7% to ¥848.8 billion, and increased its total balance of loans by 18.9% to ¥284.7 billion. Sony Bank also plans to begin offering online securities brokerage services in autumn 2007 through Sony Bank Securities Inc., its recently established wholly-owned securities brokerage subsidiary.

We were established by Sony Corporation on April 1, 2004, through a corporate separation transaction under Japanese law, as a holding company for its life insurance, non-life insurance and banking businesses. Prior to the global offering, Sony Corporation holds 100% of the outstanding shares of our common stock.

Our net income for the fiscal year ended March 31, 2007 was ¥10,021 million, a decrease of 13.1% compared to the previous fiscal year. We had ¥4,323.7 billion in total assets as of March 31, 2007.

Strengths

As the first financial services group in Japan to provide insurance and banking services under one umbrella, we believe that we are well positioned to capitalize on the rapidly changing market for financial services in Japan by combining an intense focus on the retail market with highly effective distribution channels tailored to each of our business lines. We believe our strong foundation is demonstrated by:

- *We have a strong focus on the retail market and a consistent, effective branding strategy.* We have made the Japanese retail market, which we believe has been historically underserved, the primary focus of all of our businesses. Our focus on service, innovation and attention to detail are consistent with the corporate culture of our parent, Sony Corporation, and the Sony group, a leading player in the consumer electronics and entertainment businesses. We believe we have established a customer-centric brand image for each of our businesses under the common "Sony" brand so that the efforts of each individual business reinforce those of the others.

- *Our tailored distribution channels permit us to more effectively deliver products and services to our customers.* In each of our core businesses we have developed tailored distribution channels to best meet our customers' needs:
  - Sony Life focuses primarily on the death protection market, which it serves through a unique consulting-based sales approach utilizing its Lifeplanner sales employees as well as its "Partner" independent sales agents with strong consulting skills in life planning. Sony Life's Lifeplanner sales employees and its Partner independent sales agents have used their expertise and experience to increase sales of death protection insurance products both to new and existing customers by uncovering their latent life insurance needs through in-depth consultation sessions.
  - Sony Assurance offers automobile insurance products and medical and cancer insurance products directly to customers through effective use of telephone and internet channels, in contrast to most other Japanese non-life insurers, which offer their products through agency channels.
  - Sony Bank has made use of the internet channel to offer a steadily expanding menu of asset management services and loans to individuals, including mortgage loans, in contrast to traditional full-service banking institutions with their extensive physical infrastructure.
- *Our operating results combine steady earnings contribution from our life insurance business with increasing profitability in our non-life insurance and banking businesses.* Sony Life has a long history of profitability and operates primarily in the death protection segment of the Japanese life insurance market. Due to steady growth in its revenues and continuous efforts to improve its net expense ratio, Sony Assurance recorded net income in the fiscal year ended March 31, 2007, following losses in earlier periods. Sony Assurance's increasing scale of operations and its efficient distribution channels have helped the growth in its net premiums to outpace the growth in its operating expenses. Sony Bank recorded net income in each of the fiscal years ended March 31, 2006 and 2007, achieving profitability in its fifth year of operations. We believe Sony Bank's increasing scale and the efficiencies possible with internet banking provide a foundation for long-term profitability.
- *Our operations are supported by our strong financial position.* We believe the strong financial position of our main operating subsidiaries will serve as a foundation for our future growth strategy. Sony Life has maintained a high solvency margin ratio in recent years and its solvency margin ratio of 1,852.0% as of March 31, 2007 was higher than that of any of Japan's largest life insurers as of that date. Sony Assurance's solvency margin ratio as of March 31, 2007 was 1,009.7%, which is comparable to Japan's leading non-life insurers and is higher than the industry average for Japan's leading direct marketing non-life insurers. Sony Bank's capital adequacy ratio was 11.49% as of March 31, 2007, well above the 4% minimum capital adequacy ratio required of Japanese banks with only domestic operations. None of our subsidiaries engages in commercial lending.

Strategy

Amid ongoing deregulation, Japan's financial services market is experiencing rapid change. We see a number of ways for our operating subsidiaries to benefit from this environment. Our key strategic initiatives are to:

- *Continue to grow our market share in our core businesses.* We see opportunities to grow our market share in each of our core businesses, including:
  - In the Japanese life insurance market, the world's second largest, Sony Life has focused on providing death-protection and other insurance products to individuals. The portion of Japan's population in its 30s and 40s accounts for a relatively large percentage of Japan's overall population, and we expect this group, which is Sony Life's primary target customer base, to remain relatively constant over the medium term, offering opportunities for further growth. By further investing in its Lifeplanner sales employees, Sony Life seeks to continue to grow its market share. As Japan's overall population continues to age, Sony Life also intends to increase its offerings of medical, cancer and nursing-care insurance products, as well as its individual annuity products.
  - In the Japanese automobile insurance market, Sony Assurance has increased its share among Japanese direct marketers over the five-year period ended March 31, 2007 even as direct marketers have captured a greater aggregate share of the overall market. We believe the direct insurance market in Japan will continue to grow with increased consumer awareness of the reasonable premium levels and high service quality provided by the direct insurance model, and

that Sony Assurance's reliable service, strong branding and competitive pricing will allow it to continue to grow its market share in the Japanese automobile insurance market.

  - In our banking business, because Sony Bank does not have the fixed costs associated with maintaining a branch network, its low-cost structure enables it to offer competitively-priced transaction fees and interest and exchange rates closely tied to prevailing market rates. We believe that Sony Bank's competitively priced fees and interest rates, together with its expanding product offerings, will enable it to continue to grow the scale of its business while improving its efficiency. Since its establishment in April 2001, Sony Bank has steadily increased the number of total customer accounts, the amount of total customer assets, which is equal to the sum of total deposits and total investment trusts, and the balance of total loans.

- *Enhance our group synergies by expanding cross-selling arrangements.* We intend to enhance our group synergies by further expanding cross-selling arrangements among our operating subsidiaries. These cross-selling arrangements include:

  - marketing of Sony Assurance automobile insurance products by Sony Life's Lifeplanner sales employees;
  - referrals by Sony Life's Lifeplanner sales employees to Sony Bank's mortgage loans;
  - underwriting of group credit life insurance products by Sony Life for mortgage loans extended by Sony Bank, including optional riders providing mortgage loan borrowers with coverage for three major diseases;
  - marketing of Sony Assurance fire insurance products by Sony Bank to customers of its mortgage loans; and
  - sales of Sony Life individual annuity products by Sony Bank.

  These cross-selling arrangements enable our individual operating subsidiaries to reach a broader base of potential customers, and we plan to develop additional cross-selling opportunities in the future. As each of our operating subsidiaries grows, we believe the brand image and business opportunities of the Sony Financial Holdings group as a whole are improved.

- *Enter new businesses, including through strategic alliances.* We plan to enter into new and complementary business areas, particularly those targeting the investment needs of Japanese individuals who are increasingly investing in risk assets such as stocks, investment trusts and variable annuity products. Our new businesses include:

  - Sony Life's planned joint venture with AEGON N.V. to market individual annuity products developed for the Japanese market, which is expected to commence operations in 2008. We believe this joint venture will allow us to strengthen Sony Life's range of product offerings and that the investment-type individual annuity products to be developed by the joint venture will become another pillar of Sony Life's "life planning" marketing strategy.
  - The business alliance between Sony Life and Watami Co., Ltd., an operator of restaurants and other businesses in Japan, including nursing-care facilities. Through this alliance, Sony Life and Watami plan to develop mutual business opportunities in the nursing care market, including new life insurance products suited to the needs of potential nursing care facility residents.
  - Sony Assurance's further diversification from automobile insurance through the development of new non-life insurance products.
  - Sony Bank's establishment of Sony Bank Securities Inc., its new wholly-owned securities brokerage subsidiary expected to commence operations in autumn 2007, through which Sony Bank will provide accountholders with online securities brokerage services, expanding their investment options and increasing their convenience.

Our registered head office is located at 1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo, Japan, and our telephone number is +81-3-5785-1070. Our corporate website is http://www.sonyfh.co.jp; the information on our website does not constitute a part of this offering circular.

The Global Offering

Global Offering	725,000 existing shares being offered by the selling shareholder and 75,000 newly issued shares being offered by us.
Joint Global Coordinators	Nomura Securities Co., Ltd. and J.P. Morgan Securities Ltd.
International Offering	● existing shares offered by the selling shareholder.
International Joint Lead Managers	J.P. Morgan Securities Ltd. and Nomura International plc.
Japanese Offering	● shares, of which ● shares are existing shares being offered by the selling shareholder and 75,000 shares are newly issued shares being offered by us.
Japanese Joint Lead Managers	Nomura Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd.
Selling Shareholder	Sony Corporation. Prior to the global offering, Sony Corporation holds 100% of the outstanding shares of our common stock. Following the global offering, Sony Corporation will own 63.2% of the shares of our common stock, or 60.0%, assuming that the over-allotment option of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, is exercised in full.
Over-allotment	Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has entered into a share borrowing agreement with Sony Corporation, and may make an over-allotment of up to an additional 70,000 shares borrowed under the agreement in the Japanese offering. Sony Corporation has granted Nomura Securities Co., Ltd. an option to purchase up to an additional 70,000 shares in connection with the over-allotments, if any, in the Japanese offering. See "Offering and Sale".
Offer Price per Share	¥● per share.
Shares Outstanding Before and after the Global Offering	Immediately prior to the global offering, we had 2,100,000 shares of common stock issued and outstanding. Immediately after the global offering, we will have 2,175,000 shares of common stock issued and outstanding.
Lock-up Agreements	We and Sony Corporation have each agreed with the joint global coordinators to a lock-up arrangement, subject to certain customary exceptions, for a period beginning on the date of this offering circular and ending 180 days after the closing date of the global offering. See "Offering and Sale".
Listing	Our shares are currently not listed on any stock exchange or publicly traded in Japan. Our shares have been approved for listing and trading on the Tokyo Stock Exchange. We expect that the listing of the shares will become effective and that trading will commence on or about October 11, 2007 (Tokyo time).
Withholding Tax	Dividends payable by us to non-residents of Japan or non-Japanese corporations are subject to Japanese withholding tax at the rate of 7% for dividends to be paid on or before March 31, 2009 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, for which the applicable rate is 20%. See "Taxation—Japanese Taxation".
Payment and Settlement	Payment for the international shares will be made in yen for value, and certificates representing the shares will be delivered in Tokyo through clearing accounts with JASDEC, on or about October 11, 2007 (Tokyo time).
Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholder. We expect to receive net proceeds of approximately ¥● billion from our sale of newly issued shares as part

of the Japanese offering. We intend to use approximately ¥16.5 billion of the net proceeds to fund investments associated with Sony Life's planned joint venture with AEGON N.V. to market individual annuity products developed for the Japanese market. We intend to use the remainder of the net proceeds mainly to fund improvements to the information technology systems of our main operating subsidiaries.

Dividend Policy .... Our goal is to pay a stable level of dividends while simultaneously maintaining the high degree of financial soundness necessary to acquire and maintain the trust of our customers and securing a sufficient level of capital necessary to enter into and develop new businesses in the future. Our future dividend policy and the amount of any future dividends will also depend on such other factors as may be relevant at the time, including statutory and other restrictions with respect to the payment of dividends.

Security Codes .... ISIN: JP3435350008
Tokyo Stock Exchange Securities Identification Code: 8729
Common Code: ●
SEDOL: ●

Prior to making an investment decision, you should carefully consider the following risks, along with the other information in this offering circular.

Risks Related to Our Business

The sale of individual life insurance policies has historically accounted for a substantial portion of our business.

Sony Life has a longer operating history than our other operating subsidiaries and historically has accounted for a substantial portion of our revenues and net income. A variety of factors affect the market for individual life insurance generally, including:

- levels of employment and household income in Japan;
- the relative attractiveness of alternative savings and investment products;
- public perception of the financial strength, integrity or reputation of insurance companies; and
- long-term demographic trends affecting the makeup of Japan's population, such as birth-rate trends and the overall aging of Japan's population.

Changes in these and other factors could result in a decrease in new individual life insurance policies or an increase in policy surrenders or reduce the profitability of Sony Life's products and could result in an adverse effect on our results of operations and financial condition.

Differences between actual and assumed policy benefits and claims may require us to increase policy reserves in the future.

In our life insurance and non-life insurance businesses, we establish policy reserves for future benefits and claims based on regulatory guidelines and estimates of future payment obligations made by qualified actuaries. We calculate these reserves based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums received. These assumptions and estimates are inherently uncertain, and we cannot determine with precision the ultimate amounts that we will be required to pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow at the level we assume prior to our payment of benefits or claims. The frequency and timing of the event covered by the policy and the amount of benefits or claims to be paid is subject to a number of risks and uncertainties, many of which are outside of our control, including:

- changes in trends underlying our assumptions and estimates, such as mortality and morbidity rates and automobile accident rates;
- the availability of sufficient reliable data and our ability to correctly analyze the data;
- our selection and application of appropriate rating and pricing techniques; and
- changes in legal standards, claim settlement practices, medical care expenses and automobile repair costs.

If our actual experience is less favorable than our assumptions or estimates, our policy reserves may be inadequate. In addition, any changes in regulatory guidelines or standards with respect to the required level of policy reserves may require that we establish policy reserves based on more stringent estimates or actuarial calculations. Such events could result in a need to increase provisions for policy reserves, which may have a significant adverse effect on our financial condition and results of operations.

Expanding the range of our products and services exposes us to various risks.

Part of our business strategy has been, and continues to be, expanding the range of our products and services. For example:

- We intend to develop new individual annuity products for the Japanese market through a 50/50 joint venture that we plan to establish together with AEGON N.V. and to which we intend to make an initial capital contribution of ¥10.0 billion. Pending regulatory approval, the joint venture company is expected to commence operations in 2008.

- We plan to begin offering online securities brokerage services to Sony Bank accountholders in autumn 2007 through Sony Bank Securities Inc., a wholly-owned securities brokerage subsidiary of Sony Bank established in June 2007 and to which we have made an initial capital contribution of ¥3.0 billion.
- We are developing new life insurance products to be offered by Sony Life, such as medical insurance and cancer insurance products, new non-life insurance products to be offered by Sony Assurance, and new loan and asset management products and expanded settlement services for customers of Sony Bank.

Expansion of our business activities to offer new financial products and services exposes us to a number of risks and challenges, including the following:

- It may take longer than we anticipate to satisfy applicable regulatory requirements, or obtain from Japanese authorities the relevant regulatory approvals, necessary to expand our business activities, or we may not be able to satisfy such requirements or obtain such approvals at all.
- New business activities may require significant amounts of additional working capital or regulatory capital and may result in greater compliance, marketing and other costs than we originally anticipate.
- New business activities may have less growth or profit potential than we anticipate, and there is no guarantee that they will become profitable at the level we desire, or at all.
- We may fail to identify and offer appealing new services in a timely fashion, putting us at a disadvantage compared with competitors that do.
- We may face risks with which we have limited or no experience, such as the risks associated with new business activities including our online securities brokerage business, and underwriting risks associated with newly developed insurance products.
- Our competitors may have substantially greater experience and resources in relation to the business activities we plan to commence, and we may not be able to attract customers to our new products and services from competitors who have existing relationships with those customers.
- We may need to hire new employees or retrain existing employees to supervise and conduct the relevant new business activities.
- We may need to make additional investments in our information technology and other systems to support a broader range of activities.

There can be no assurance that we will be able to identify and successfully manage these risks and compete effectively in new business areas. Any failure to identify and manage these risks could have an adverse effect on our results of operations.

Sony Life may not be able to hire, train and retain a sufficient number of qualified sales employees.

Sony Life's business depends to a significant extent on its ability to hire, train and retain qualified sales employees. Because of Sony Life's in-depth consulting-based sales approach, it generally only hires as new Lifeplanner sales employees individuals who have already accumulated significant sales experience, generally outside of the life insurance industry. Because of its hiring standards, Sony Life's pool of potential sales employee candidates may be considerably more limited than the potential pool of candidates available to more conventional Japanese life insurance companies, which generally are not as selective.

In addition, the extensive training of its Lifeplanner sales employees is a key element of Sony Life's differentiation strategy, and our cross-selling initiatives require additional training in order to succeed. Training for a newly hired Lifeplanner sales employee typically takes approximately two years to complete. Sales by Lifeplanner sales employees accounted for approximately 70% of Sony Life's new policy amounts written in the fiscal year ended March 31, 2007, and maintaining high productivity is important to Sony Life's success. Because of Sony Life's hiring standards and the lengthy training required, increased turnover of Lifeplanner sales employees could result in a shortage of sales employees that could not be quickly remedied. If Sony Life is unable to retain and build on its core group of experienced sales employees, its business could be materially and adversely affected.

Japanese life insurance and non-life insurance companies have been subject to increasing scrutiny and regulatory actions in connection with under-payment and non-payment of claims and benefits.

As the product offerings of Japanese life and non-life insurance companies have expanded, in recent years, Japan's Financial Services Agency, or the FSA, has more closely scrutinized disclosure made to policyholders and instances in which insurers have failed to pay claims and benefits payable to insured parties. For example, in November 2005, the FSA issued a business improvement order to Sony Assurance, together with 25 other non-life insurance companies, ordering improvements in their corporate governance, disclosure to policyholders, product development and policy claim payment procedures, among other things. More recently, in March 2007, the FSA sanctioned 10 non-life insurance companies for failure to pay benefits on specialized medical insurance policies. Although Sony Assurance was not sanctioned, it had, during 2006, together with all other non-life insurance providers in Japan, performed a comprehensive and systematic self-assessment of under-payment and non-payment of insurance claims at the request of the FSA. As a result of this self-assessment, Sony Assurance announced on March 30, 2007 that it had discovered a total of 3,078 cases of under-payment and non-payment on additional insurance coverage during the period from April 1, 2002 through June 30, 2005 involving a total of ¥174.0 million in unpaid insurance benefits. In addition, in April 2007 Sony Assurance announced the preliminary results of a review it had undertaken regarding its sales and administration of fire insurance policies. As a result of this review, Sony Assurance discovered a total of 21 cases in which policyholders had been over-charged, involving aggregate premium overpayments of ¥3.6 million. The overpayments in these cases were primarily due to the failure to gather sufficient information to properly calculate premiums and the failure to properly apply discounts.

In February 2007, the FSA also requested that all Japanese life insurers undertake a similar self-assessment of under-payment and non-payment of claims under life insurance policies during the five-year period beginning April 2001. In April 2007, Japanese life insurers separately announced the results of their individual self-assessments. Based on these announcements, during the five-year period under review there were approximately 440,000 cases of under-payment and non-payment involving a total of ¥35.9 billion in unpaid insurance benefits by 38 life insurers operating in Japan. A total of 243 cases relating to ¥18.8 million in unpaid insurance benefits were attributable to Sony Life. The number and amount of under-payment and non-payment could increase significantly, since Sony Life's self-assessment is still ongoing and the above figures announced by Sony Life in April 2007 do not take into account cases in which inquiries had not yet been sent to, or a response had not yet been received from, policyholders that were believed to have a relatively high possibility of being a subject of under-payment or non-payment. As of July 27, 2007, approximately 80% of the additional 3,732 cases that were believed to have a relatively high possibility of under-payment or non-payment had been resolved by confirming that the policyholder does not intend to make a claim, by confirming that no under-payment or non-payment occurred, or by making payments in connection with confirmed cases of under-payment or non-payment. Payments in connection with such confirmed cases amounted to ¥615.5 million. Cases that remain under investigation by Sony Life include those in which policyholders did not complete claim procedures despite indicating an intention to do so, cases in which policyholders' intent to make a claim has not been confirmed, and cases in which we have been unable to make contact with policyholders.

Depending upon the outcome of ongoing self-assessments, the necessity for further self-assessments and investigations, litigation and other factors, we could be required to make additional payments in connection with additional past under-payment and non-payment. The FSA has not yet issued regulatory sanctions with respect to the under-payment and non-payment reported by Japanese life insurers and non-life insurers in March and April 2007, or in connection with the subsequent investigations and self-assessments undertaken by Japanese life insurers and non-life insurers. If the FSA imposes sanctions or industry-wide restrictions that apply to Sony Life or Sony Assurance, our business activities and results of operations could be adversely affected. Although we have begun implementing various preventive measures, such measures may not be effective in preventing future under-payment and non-payment or may not be satisfactory to the FSA, and this could lead to further regulatory action and reputational damage.

In addition, regardless of whether the FSA imposes sanctions on Sony Life or Sony Assurance, these and other developments relating to under-payment and non-payment of insurance claims, and related negative media attention, could have a negative impact on the public perception of life and non-life insurers in Japan, which could cause customers to avoid insurance and investment products offered by insurance companies in favor of competing products offered by banks, securities companies and other financial service providers.

Our policies and procedures to identify and manage administrative risk may not be effective.

Our business activities involve a wide range of administrative activities, including:

- administration of our insurance policies, including the issuance of premium invoices and the payment of benefits, claims and surrender and other payments;
- administration and servicing of the loans and deposits in our banking business, and the administration and execution of inter-bank transactions;

- administration of our investment portfolios, including our investments in securities and our entry into derivatives, foreign exchange and other transactions; and
- settlement of accounts.

Administrative risk, which is the risk of loss due to errors, misconduct, malfunctions and other problems with our internal administrative processes, is inherent in our businesses. As part of our efforts to identify and manage administrative risk, we must develop and implement procedures to record properly and verify large and growing numbers of transactions and events. Significant errors, misconduct, malfunctions or other problems affecting the proper execution of the administrative activities described above, whether due to failure or ineffectiveness of our risk management activities or otherwise, could lead to losses that would materially and adversely affect our financial condition and results of operations.

Changes in the value of equity securities could have a material adverse impact on our results of operations and financial condition.

As of March 31, 2007, Japanese stocks held by Sony Life accounted for 7.8% of the total assets in its general account. Investments in Japanese stocks also represented 7.4% of the total amount of monetary trusts held by Sony Life as of that date. The balance of Japanese stocks held by Sony Life increased significantly in the fiscal year ended March 31, 2006, principally as the result of the conversion of convertible bonds, followed by a slight decrease in the balance in the fiscal year ended March 31, 2007. As of March 31, 2007, Sony Life held ¥432.0 billion in convertible bonds, accounting for 13.8% of the total assets in its general account. Sony Life also held a small amount of foreign equity securities as of March 31, 2007. Declines in equity prices, including, for example, declines due to recent problems in the United States residential mortgage market that have resulted in large fluctuations in global equity prices, may result in losses on devaluation of securities, reduced gains or losses on sale of securities or reduced unrealized gains on securities. Investment income from our life insurance business in the fiscal year ended March 31, 2007 was ¥78,928 million, a ¥29,685 million, or 27.3%, decline compared to the fiscal year ended March 31, 2006, when a significant increase in Japanese stock prices was one of the primary reasons for a large increase in investment income. In addition, net unrealized gains on other securities, net of taxes, constitutes a significant portion of our net assets, and net unrealized gains on other securities, before taxes, constitutes a significant portion of the total solvency margin of Sony Life. Accordingly, any decline in equity prices could also have a significant adverse impact on our net assets and on the solvency margin ratio of Sony Life.

Changes in interest rates may significantly affect our profitability.

In an effort to manage our investment assets in a manner appropriate to our liabilities, which arise from both the insurance policies we underwrite in our life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in our banking business, we engage in asset liability management, or ALM, which considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct our ALM activities, or any significant changes in market conditions beyond what our ALM could reasonably address, could have a material adverse effect on our financial condition and results of operations. In particular, because Sony Life's liabilities to policyholders generally have a longer duration than its investment assets, the inability to match the duration of Sony Life's assets to its liabilities makes ALM more challenging. During the recent protracted period of extremely low interest rates in Japan, Sony Life maintained a relatively short average duration of investment assets due to the low rates of return available. Following the end of the Bank of Japan's zero interest rate policy during 2006, Sony Life is adapting its ALM strategy to the changing interest rate environment by expanding its investment in longer-term bonds.

In periods of increasing interest rates, while the increased investment yields should result in increased returns on our investment portfolio, surrenders of policies may tend to increase as policyholders seek investments with higher returns. In addition, a rise in interest rates will have a negative impact on our net assets in the immediate fiscal year due to a decrease in the fair value of our fixed-income investments. As of March 31, 2007, Sony Life, Sony Assurance and Sony Bank had ¥1,535,634 million, ¥14,972 million, and ¥224,619 million, respectively, of marketable available-for-sale Japanese debt securities. If the recent trend of rising interest rates in Japan continues, these negative effects could be exacerbated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity and Liquidity Management".

A large portion of Sony Bank's net interest income is attributable to interest and dividends on securities. If further increases in interest rates result in more rapid increases in rates paid on deposits than in rates earned on Sony Bank's bond investments and other interest-yielding assets, its results of operations could be adversely affected. Any unexpected change in interest rates could also adversely affect Sony Bank's interest rate derivative positions. In addition, the majority of Sony Bank's new mortgage loan borrowers in recent periods have borrowed from Sony Bank in order to refinance existing loans. An increasing interest rate environment could make such refinancings less attractive.

Our investment portfolio exposes us to a number of other risks in addition to risks related to changes in interest rates and the value of equity securities.

Generating stable investment income is important to our operations and we invest in a variety of asset classes, including Japanese government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, our investment portfolio exposes us to a variety of risks, including the types of risks noted below, which may have an adverse effect on our results of operations and financial condition.

Foreign exchange risk. The investment securities held by Sony Life and Sony Bank include non-yen-denominated securities. The non-yen-denominated securities held by Sony Life consist primarily of U.S. dollar-denominated treasury bonds and those held by Sony Bank consist primarily of foreign government and corporate bonds. Sony Life does not hedge its non-yen-denominated investments against foreign exchange risk. Sony Bank holds non-yen-denominated securities as a means of matching the foreign currency liabilities associated with the foreign currency deposits of its accountholders, and accordingly does not hedge those non-yen-denominated investments against foreign exchange risk. Separately, Sony Bank also holds other non-yen-denominated foreign bonds as a means of diversifying its portfolio, and hedges the majority of those investments against foreign exchange risk, but there can be no assurance that its hedging activities will be effective. Because of these investments in non-yen-denominated securities, and because Sony Bank is also exposed to foreign exchange risk with respect to the derivative instruments it holds as part of its investment activities, unfavorable changes in foreign exchange rates could have an adverse effect on our results of operations and financial condition.

Credit risk. We are subject to the risk that issuers of the debt securities we hold may suffer a decline in credit quality, such as a credit rating downgrade, which would adversely affect the market value of the debt securities we hold and lead to losses on devaluation of securities, reduced gains or losses on sale of securities or reduced unrealized gains on securities. We are also subject to the risk that issuers of the debt securities we hold may default on principal and interest payments due on their obligations. We also face counterparty risk with respect to the derivative instruments that we use to hedge market risk, such as interest rate swaps, cross currency swaps, foreign exchange forward contracts and stock index options. Any decline in the credit quality of an issuer of debt securities we hold or default by such issuer on payments due on its obligations, or any failure by a counterparty to honor the terms of its derivatives contracts with us, could have an adverse effect on our results of operations and financial condition. In addition, recent widening of spreads in the credit market sparked by problems in the United States residential mortgage market could also continue to affect liquidity and the value of debt instruments generally.

Real estate investment risk. Real estate represented 2.8% of the total assets in the general account of Sony Life as of March 31, 2007. Prior to a slight increase in land prices in Japan in calendar year 2006, measured on a nationwide basis, the Japanese real estate market had suffered sustained price declines since 1991. Real estate-related income may decrease in the future due to declines in real estate prices or market rents, the failure to lease available properties or other factors. In addition, mortgage loans accounted for 97.6% of Sony Bank's total balance of loans and 34.5% of its total assets as of March 31, 2007. If the value of real estate pledged as collateral under Sony Bank's mortgage loans declines in value, the credit quality of Sony Bank's loan portfolio may be adversely affected and we may incur related credit costs.

We are exposed to liquidity risk.

We must manage liquidity in order to maintain our ability, and confidence in our ability, to meet our obligations, including anticipated benefits, claims, and surrender and other payments in our life insurance and non-life insurance businesses as well as customer withdrawals in our banking business. We formulate risk management principles and guidelines and establish overall risk management policies, including policies for the management of liquidity risk, that are implemented by our operating subsidiaries in the management of their investment portfolios. While we maintain a significant amount of liquid assets, a certain portion of our assets, such as our loans and real estate, are generally illiquid. If one or more of our operating subsidiaries require significant amounts of cash on short notice, for example, because of unanticipated policy surrender activity, turmoil in financial markets or a natural catastrophe, such operating subsidiary or subsidiaries could exhaust its liquid assets and be forced to liquidate other assets, perhaps on unfavorable terms. Any such developments could have an adverse effect on our financial condition and results of operations.

Any actual or perceived reduction in our financial strength, or that of our operating subsidiaries, could have a negative impact on our results of operations.

Measures of financial strength are one factor in establishing the competitive position of insurance companies and banks. Because of the failure of a number of life insurance companies in Japan between 1997 and

2001, customers are attentive to financial strength when selecting a life insurance provider. In particular, two important measures of financial strength that customers consider when evaluating a life insurer are the ratings it receives from credit rating agencies and its solvency margin ratio. A ratings downgrade, or the potential for such a downgrade, of Sony Life or a significant reduction in its solvency margin ratio could have an adverse effect on our business because such development may, among other things:

- have a negative impact on new sales of Sony Life insurance policies;
- increase the number of surrenders on Sony Life insurance policies;
- adversely affect Sony Life's ability to hire and retain Lifeplanner sales employees; and
- adversely affect relationships with independent sales agents and other distributors of Sony Life's products and services and its marketing tie-ups.

Similarly, any significant reduction in Sony Assurance's solvency margin ratio could adversely affect its ability to retain its existing policyholders and attract new policyholders to its products.

Capital adequacy ratios and ratings received from credit rating agencies are important measures of financial strength for banks. Any significant decrease in Sony Bank's capital adequacy ratio or any ratings downgrade, or the potential for such a downgrade, of Sony Bank could cause its accountholders to withdraw their funds or adversely affect its ability to attract new depositors and borrowers. A ratings downgrade of Sony Bank could also trigger a requirement that it provide additional collateral in connection with derivatives transactions.

Changes in relationships with or performance of strategic partners could harm our operations.

We have entered into a number of alliances with other companies to promote our businesses, including the following:

- Sony Life plans to establish a new 50/50 joint venture together with AEGON N.V., a Dutch life insurance and pension company, for the development of new individual annuity products for the Japanese market.
- Sony Life has formed a business alliance with Watami Co., Ltd., an operator of restaurants and other businesses in Japan, including nursing-care facilities, for the development of mutual business opportunities in the nursing care market.
- Sony Bank has entered into agreements with third-party financial institutions for the provision of ATM services to its accountholders as well as agreements with a number of condominium developers for the referral of homebuyers to Sony Bank mortgage loans.

Our ability to realize the benefits we seek from our business alliances is subject to a number of risks, including:

- the business objectives of our strategic partners may change in a way that makes these alliances unattractive to them;
- our strategic partners may no longer perceive us as an attractive alliance partner;
- our strategic partners may perform poorly, or fail to perform at all, under our business alliances due to financial difficulties or other reasons outside our control; and
- our strategic partners may suffer reputational damage as a result of misconduct or other reasons.

Because of these risks, we could face difficulty in implementing our business strategies, which could have an adverse effect on our financial condition and results of operations.

We operate in highly regulated industries. New rules, regulations and regulatory initiatives by government authorities could adversely affect our business.

In addition to the regulation and supervision we are subject to as an insurance holding company and as a bank holding company, our operating subsidiaries are also subject to significant regulation and regulatory supervision in their individual businesses. Compliance with multiple regulatory regimes is challenging and, due to our common branding strategy, compliance failures in any of our individual businesses could have a negative impact on our overall business reputation.

Our Life Insurance and Non-life Insurance Businesses

Our insurance subsidiaries are subject to comprehensive regulation by the FSA under the Insurance Business Law of Japan and related regulations. The primary purpose of the Insurance Business Law and related regulations is to protect policyholders, not shareholders. The Insurance Business Law specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. The FSA has broad regulatory powers over our insurance businesses, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. We generally must also receive FSA approval for the sale of new insurance products and for changes to pricing terms.

In addition, the International Accounting Standards Board is currently considering changes to accounting standards for insurance policies, including fair value accounting for liabilities, which it could adopt as early as 2010. In the event the FSA eventually adopts these or similar standards in Japan, we may be required to increase our policy reserves significantly, our solvency margin could be adversely affected, and the profitability of some of our insurance products could be adversely affected. These or other changes in the accounting principles applicable to our insurance businesses, or in the tax treatment of holders of our insurance policies, could have a negative impact on our insurance businesses and an adverse effect on our financial condition and results of operations.

Our Banking Business

Sony Bank is also subject to regulation by the FSA under the Banking Law of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA. Revised FSA capital adequacy guidelines adopted in connection with the new framework, commonly referred to as Basel II, agreed by the Basel Committee on Banking Supervision and Supervisory Practices, took effect as of March 31, 2007. If Sony Bank's capital adequacy ratio falls below the required minimum, the FSA could order Sony Bank to implement a variety of corrective actions, including suspension of all or part of its operations. The FSA and other regulatory authorities have the authority to conduct regular and special inspections of Sony Bank's operations at any time. In addition, Sony Bank Securities Inc., Sony Bank's online securities brokerage subsidiary established in June 2007, is subject to regulation as a Japanese securities company, including capital adequacy requirements.

Despite ongoing deregulation to relax the barriers among Japan's financial services industries, each of our life insurance, non-life insurance, banking and online securities brokerage businesses is subject to its own separate regulatory regime that generally requires each business to be operated independently from the others. For example, under the Insurance Business Law, no person may simultaneously serve as a director of an insurance company and a bank. This overall regulatory structure requiring the autonomy of each business could limit our ability to implement group-wide strategies in a flexible manner designed to achieve maximum group profitability.

Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects on our businesses are unpredictable and beyond our control. For example, as a result of the June 2006 promulgation of the Financial Instruments and Exchange Law, a law designed to provide protection for retail investors, regulations applicable to sales of certain insurance and other financial products will become more stringent, similar to those applicable to sales of securities. This regulatory change, which will include related amendments to the Insurance Business Law and the Banking Law, will become effective on September 30, 2007. In connection with expanded product offerings and associated regulatory initiatives by government authorities, we may face increasing compliance risk that could affect the implementation of our business strategies or require significant expenditures for training, improved compliance or remediation.

We pay royalty fees to Sony Corporation for use of the "Sony" trademark and trade name and we believe our identification with the Sony group has contributed to our brand awareness and our growth. Any adverse change, or any perceived adverse change, in our relationship with Sony Corporation or the Sony group, or any negative developments affecting the reputation of Sony group companies, could have an adverse effect on our results of operations.

We and our operating subsidiaries have entered into royalty agreements with Sony Corporation pursuant to which we and our operating subsidiaries are permitted to use the Sony name. Our rights under these agreements to use the Sony name are conditioned upon, among other things, Sony Corporation's continued ownership of the majority of our voting rights and, in the case of each of our operating subsidiaries, no decrease in our percentage ownership of the voting rights of such operating subsidiary and the continuance in force of our royalty agreement with Sony Corporation. Pursuant to these agreements we pay royalties to Sony Corporation and Sony Corporation retains pre-approval rights with respect to, among other things, any use of the relevant trademarks for purposes other than those expressly provided for in the agreements. We believe our identification with the Sony group has contributed to our brand awareness and our growth. Any perception that Sony Corporation might weaken its ties with us, for example, by decreasing its equity ownership in us or otherwise terminating our rights under our royalty agreements to use the "Sony" trademark and trade name, or any actual adverse change in our relationship with Sony

Corporation and the Sony group, could adversely affect our business operations, our marketing and our results of operations. See "Relationships and Related Party Transactions with Sony Group Companies" for a description of our royalty agreements with Sony Corporation.

In addition, negative developments affecting the reputation of any Sony group companies, particularly Sony Corporation, could cause damage to our own corporate image or reputation and have an adverse effect on our results of operations.

We have relied on Sony Corporation and its affiliates for the provision of other services and any changes in these arrangements could have an adverse effect on our results of operations.

We have a number of additional agreements with Sony Corporation and its affiliates, including agreements with an advertising agency that is a consolidated subsidiary of Sony Corporation for advertising services in order to benefit from bulk media purchasing on behalf of other Sony group companies. We have also entered into agreements with a number of other Sony group companies for the provision of services including leasing of office equipment and office space, loan processing and guarantee services and others. Also, although none of our senior management personnel or the senior management personnel of our subsidiaries are secondees, we and our subsidiaries had 13 seconded employees from other Sony group companies as of June 30, 2007. In addition, several of our directors and statutory auditors also serve as directors, officers and statutory auditors of other Sony group companies. Any adverse change to these arrangements or inability to continue to rely on these services or our relationships with Sony group companies could have an adverse effect on our results of operations. See "Relationships and Related Party Transactions with Sony Group Companies" for a description of our relationships with other Sony group companies.

We rely heavily on computers and other electronic systems, including the internet, in our businesses and any failure of these systems could harm our business.

Our information technology and other systems, including those of our third-party service providers, consist of internet marketing and sales channels, portfolio management tools and related back office systems, such as systems for the management of insurance policies, deposits and loans and maintenance of statistical data and customer information. Any damage to or interruption in the functioning of the internet or these systems, including as a result of the failure to properly process customer applications, payments and other transactions, would seriously disrupt our operations. Any delays could create dissatisfaction among our customers, lead to regulatory sanctions or claims for compensation, harm our reputation and result in lost sales, commissions or other business opportunities. Our information technology and other systems, and those of our third-party service providers and business partners, are vulnerable to damage, interruption or delay due to various causes, including:

- hardware or software defects and malfunctions, including defects and malfunctions in our network and other systems architecture;
- unexpectedly high user volume;
- accidents, fires or natural disasters;
- power loss;
- human error, sabotage, hacking or vandalism; and
- computer viruses.

In addition, because our operations and information technology and other systems, as well as those of our third-party service providers and business partners, are concentrated in and around the Tokyo area, an earthquake or other disaster affecting the Tokyo area could significantly disrupt our operations. There can be no assurance that we or our third-party service providers and business partners would be able to resume service in a timely fashion, or at all, in the event of any such earthquake or other disaster.

Loss of third-party suppliers of key services would adversely affect our operations.

We contract with a number of third-parties for services that are key to our operations. We rely on third-parties for services including:

- maintenance and development of our primary information technology systems;
- design and maintenance of the telephone and information management systems at our customer call centers;
- printing and mailing of invoices, notices and other communications sent to our customers;
- roadside service and damage appraisal services for Sony Assurance policyholders who experience automobile accidents or break-downs;

- ATM services for Sony Bank accountholders;
- credit evaluation and loan guarantee services for borrowers under Sony Bank's card loan services;
- document storage; and
- other miscellaneous back-office operations.

There is no assurance that any of these providers will be able to continue to provide us with these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. Any interruption in or cessation of these services by any of these third-party service providers, whether as a result of systems failures, capacity constraints or any other reason, could lead to an interruption in our ability to provide services to our customers, which could damage our reputation. In addition, we may not be able to make alternative arrangements for such services in a timely and cost-effective manner, which could lead to increased operating costs. For these reasons, any such interruption or cessation could have an adverse effect on our businesses and our results of operations.

Our reputation and business could be harmed and we could be subject to legal claims if there is unintentional loss, disclosure or misappropriation of our customers' personal information or other breaches of our security.

We make extensive use of online services and centralized data processing, including through the use of third-party service providers, so the secure maintenance and transmission of confidential information is a critical element of our operations. There can be no assurance that customer information has not been and will not be lost or disclosed or taken without consent or that our information technology and other systems, or those of our third-party service providers or strategic business partners, will not be compromised. If we lose customers' personal information or if a third party is able to penetrate our or our business partners' or service providers' network security or otherwise misappropriate our customers' personal information, we could be subject to claims, and our reputation could be damaged. Inadvertent loss, disclosure or misappropriation of customer information by our own employees would subject us to similar risks. The Japanese media, regulators and consumers have intensified their scrutiny of incidents involving the loss, disclosure or misappropriation of personal information in recent years. In addition, the regulatory requirements applicable to us in our handling of customers' personal information have become more stringent under the Personal Information Protection Law of Japan, which became effective in April 2005 as part of the Japanese government's response to widely publicized losses, disclosures and misappropriations of customer information by companies in Japan. Any loss, disclosure or misappropriation of customer information or other breach of our security would likely have a serious impact on our reputation and could have a significant adverse effect on our businesses and our results of operations.

Misconduct by our employees, independent sales agents, third-party suppliers or customers could subject us to losses.

We are exposed to potential losses resulting from fraud and other misconduct by our employees, independent sales agents, third-party suppliers and customers. In particular, Sony Life's Lifeplanner sales employees and our independent sales agents operate with considerable autonomy. Sales employees and independent sales agents have direct contact with customers and knowledge of their personal and financial information. In addition, some of our third-party suppliers also have knowledge of personal and financial information relating to our customers. Misconduct can include, among other things, illegal sales practices, fraud, identity theft and loss of personal information.

Customers may also engage in fraudulent activities, including fraudulent use of customer accounts or the use of false identities to open accounts. Such fraud may be difficult to prevent or detect, and we may not be able to recover the losses caused by such activities. Our reputation may also be damaged by such activities. In particular, if customers fraudulently use our accounts for money-laundering or other illegal activities, our reputation could be seriously damaged and we could become subject to significant legal liabilities and regulatory sanctions.

Our risk management policies and procedures may not adequately protect us from unidentified or unanticipated risks.

Our risk management is meant to address a range of risks, encompassing administrative risk, systems risk, insurance underwriting risk, legal risk, reputational risk and business continuity risk, in addition to liquidity risk and other risks relating to our investment activities. As we expand our product and service offerings and our customer base, we may have difficulty achieving the administrative, systems and risk management improvements necessary to manage the risks associated with new business activities and increased scale. The risk management policies and procedures we adopt may not be effective in preventing losses related to the various types of risks that we face in our businesses. Failure or ineffectiveness of these policies and procedures could materially and adversely affect our business or result in losses.

Risks Related to Our Industry

We may not be able to compete effectively, especially against established competitors with greater financial, marketing and other resources.

Japan's financial services markets are highly competitive. In recent years, the regulatory barriers between the life insurance and non-life insurance industries as well as among the insurance, banking and securities industries have been relaxed, resulting in new competitive pressures. For example, a deregulatory initiative introduced in 1998 has enabled securities companies to engage in over-the-counter sales of certain insurance products, while further deregulatory initiatives introduced in 2001 and 2002 have enabled banks to engage in such sales. In particular, as one of the results of the changes that took effect in 2002, banks are now permitted to sell individual annuity products underwritten by life insurance companies, subject to registration and certain other requirements. In addition, amendments to regulations under the Banking Law and the Insurance Business Law that will take effect in December 2007 will expand the types of life insurance and non-life insurance products that may be sold by Japanese banks and securities companies held by bank holding companies, effectively permitting these entities to sell all types of life insurance and non-life insurance products.

Our Life Insurance and Non-life Insurance Businesses

In the Japanese life insurance industry, we compete not only with traditional insurance companies but also with Japan's largest financial services providers that either have their own insurance subsidiaries or enter into cooperative arrangements with major insurance companies. We also compete with foreign-owned life insurance companies and a number of Japanese cooperative associations such as the Japan Agricultural Cooperatives, the National Federation of Workers and Consumers Insurance Cooperatives and the Japanese Consumer Co-operative Union, all of which offer competing life insurance products.

In the Japanese non-life insurance industry, we compete against insurers that sell their policies through sales agents as well as insurers that, like Sony Assurance, primarily sell their policies through direct marketing via the telephone and the internet. Competition in Japan's non-life insurance industry has intensified in recent years, in part due to a number of new market entrants, including foreign-owned insurers.

Some of our competitors in the life insurance and non-life insurance business have advantages over us including:

- greater financial resources and financial strength ratings;
- greater brand awareness;
- more extensive marketing and sales networks, including through tie-ups with other types of financial institutions;
- more competitive pricing;
- larger customer bases; and
- a wider range of products and services.

Our Banking Business

Sony Bank faces significant competition in Japan's retail financial services market. Sony Bank generally has not sought to be its customers' primary settlement bank but has instead focused on providing retail asset management and lending services for individuals. In recent years Japan's traditional banking institutions, including "city" banks, regional banks and trust banks, have placed greater emphasis on serving the Japanese retail financial services market. Many traditional Japanese banking institutions have expanded their online banking services and broadened their retail asset management and retail lending services, including through the sale of investment trust and individual annuity products and the extension of individual loans, including mortgage loans. Sony Bank also competes with non-bank companies offering long-term fixed rate mortgage loans in coordination with Japan Housing Finance Agency, generally at interest rates lower than those offered by most Japanese banks. Sony Bank also faces competition from Japan's full-service and online brokerage firms, which also focus on the Japanese retail financial services market, including through the sale of investment trust products. Because Sony Bank's primary interface with its customers is through the internet and it does not maintain physical branches, it may face difficulty attracting customers who prefer financial institutions that offer the ability to complete transactions at physical branches.

We also face competition from Japan Post, a public corporation engaged in mail, postal savings and other retail banking services, as well as life insurance activities. Japan Post had 24,525 branches located throughout Japan as of July 31, 2007, and has been expanding its life insurance and retail banking services in recent years.

Japan Post is expected to be fully privatized after a ten-year transitional period beginning in 2007, after which it plans to offer a wider range of life insurance, retail asset management and other financial products and services, potentially leading to greater competition in Japan's financial services markets.

Proposals to further relax the regulatory barriers between the banking and securities industries are currently under consideration. Outstanding proposals include permitting banks and securities brokerages operating under a common holding company to share customer information in order to enable them to offer a broader array of services. Future deregulatory measures that favor large, established financial conglomerates could result in additional consolidation in Japan's financial services industry. As the regulatory barriers between different financial services industries continue to be relaxed, we expect competition within these industries to continue to intensify, as various domestic and overseas financial institutions seek to take advantage of expanding business opportunities. Any increase in the level of competition in the Japanese financial services markets could have an adverse effect on our businesses and our results of operations.

Consumer and demographic trends in Japan could cause demand for our products and services to be lower than we anticipate.

Our Life Insurance Business

Due to factors such as the aging of the Japanese population and prolonged economic weakness in Japan, the Japanese life insurance industry as a whole has suffered from increasing policy surrenders and declining new insurance sales in recent years. The birth rate in Japan in calendar year 2006 was 1.32, significantly lower than the replacement rate of 2.08. The National Institute of Population and Social Security Research has estimated that the population in Japan of the group between the ages of 15 and 64 will decline from approximately 84.4 million in 2005 to approximately 67.4 million in 2030. If our product development and marketing efforts, particularly our strategy of targeting customers in their 30s and 40s, the population of which is expected to remain relatively stable over the medium-term, are not successful in offsetting these factors, our business and results of operations will be adversely affected.

Our Non-life Insurance Business

The overall market in Japan for automobile insurance, Sony Assurance's main product, has been declining in recent periods. This decline has been caused by a number of factors, including the total number of vehicles registered in Japan remaining relatively flat in recent years and a downward trend in average premiums per vehicle as less expensive mini-vehicles account for an increasing share of insured vehicles, as well as a downward trend in average premiums as insured parties with good driving records become eligible for preferential premium rates upon renewal of their policies. Sony Assurance and other direct marketers have been increasing their market share in recent periods and Sony Assurance's business strategy is premised on further increases in the market share of direct marketers. We face the risk that expected growth in the market share of direct marketers may not materialize if, for example, Japanese consumers associate direct marketers with a lower level of dependability or service than non-direct marketer competitors. If the growth in acceptance by Japanese consumers of the direct marketing channel weakens, our growth prospects and results of operations could be adversely affected.

Our Banking Business

Sony Bank's primary interface with its customers is through the internet. Our ability to sustain growth in our banking business, including in the online securities brokerage business of Sony Bank Securities Inc., which we intend to launch in autumn 2007, will depend on continued growth in demand for online banking and securities brokerage services provided by internet-only financial institutions. If internet usage rates in Japan decline or if Japanese consumers exhibit a preference for financial institutions that maintain physical branches, whether because of information security concerns or other reasons, expected growth in the demand for online banking and securities brokerage services may not be realized. A lack of continued growth, or a drop in the rate of growth, in the demand for online banking and securities brokerage services could adversely affect our growth prospects and results of operations.

We must continue to adapt to rapid technological and other changes in the retail financial services industry in order to remain competitive.

The retail financial services industry in Japan is currently characterized by rapid technological change, changes in customer requirements, frequent service and product introductions and evolving industry standards. We believe our effective use of the internet and direct marketing channels has contributed to our growth, and our future success will depend in part on our ability to enhance our existing services or develop new services in a timely and cost-effective manner. Failure to adapt to technological change, changes in customer requirements and evolving industry standards, or investment in initiatives that do not prove cost-effective, could have an adverse effect on our business, growth prospects and operating results.

Catastrophes could result in significant losses and disruptions to our business operations.

Sony Assurance may experience unpredictable losses on its automobile insurance policies due to severe weather events and losses on the marine insurance and other policies that it reinsures due to catastrophic events or accidents affecting insured parties. In addition, Sony Life is exposed to the risk of unpredictable liabilities for insurance claim payments in the event of catastrophic mortality in Japan due to a pandemic, such as avian flu, or catastrophic events, such as earthquakes, tsunamis and other more localized disasters affecting Tokyo or other densely populated areas in Japan. Although Sony Life maintains a contingency reserve and Sony Assurance maintains a special catastrophe reserve consistent with industry practice and accounting standards, there can be no assurance that such reserves will be adequate to cover actual claim liabilities. In addition, physical damage and other effects of such catastrophes could also result in significant disruptions to our business operations.

Risks Related to Our Shares

Following the global offering, Sony Corporation will continue to control a significant portion of our outstanding shares and exert significant influence over our management policies.

Upon completion of the global offering, Sony Corporation will own 63.2% of the outstanding shares of our common stock (or 60.0% assuming that the over-allotment option of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, is exercised in full). Accordingly, Sony Corporation will retain the ability to exert significant influence over all matters requiring approval by our shareholders, including the election or removal of directors and statutory auditors, the approval of mergers or other business combination transactions, the sale of material assets or businesses, amendments to our articles of incorporation, and the declaration of dividends. The interests of Sony Corporation with respect to our operations and other matters over which it may have influence may differ from the interests of our other shareholders.

Future sales of our common stock could adversely affect the market price of our common stock and result in substantial dilution.

Sales of a substantial number of shares of our common stock following the global offering or the perception that such sales may occur could adversely affect the market price of our common stock. As described in this offering circular under the caption "Offering and Sale", we and Sony Corporation have agreed to restrictions on sales and other dispositions of our shares for the period beginning on the date of this offering circular and ending 180 days after the closing date of the global offering. After the expiration of such restrictions, Sony Corporation will not be restricted from selling additional shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or overseas, and our board of directors will be able to issue and sell additional shares within the unissued portion of our authorized share capital, generally without any shareholder vote. If in the future we elect to issue and sell additional shares, holders of our shares at that time, including the shares being sold in the global offering, may experience dilution.

Sony Corporation prepares and reports its financial results, including with respect to its financial services segment, on a different accounting basis, and this could lead to additional volatility in the trading price of our common stock.

Our financial statements are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which differ in certain significant respects from accounting principles generally accepted in other countries, as well as International Financial Reporting Standards (IFRS). Although we are a consolidated subsidiary of Sony Corporation, whose financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, we have never prepared U.S. GAAP financial statements on a stand-alone basis and we have no current intention to prepare any quantitative reconciliation of our Japanese GAAP results to U.S. GAAP or any other accounting principles.

There are significant differences between Japanese GAAP and U.S. GAAP, including with respect to recognition of insurance acquisition costs, establishment of policy reserves and accounting for convertible bonds, among others. Sony Corporation generally publishes its financial results before we publish our corresponding financial results. Because our results of operations represent a significant portion of the results of operations of Sony Corporation's financial services segment, the release of results of operations of Sony Corporation could impact trading in our shares. The differences between U.S. GAAP and Japanese GAAP and any delay between Sony Corporation's release of its financial results and our release of our financial results could result in additional volatility in the trading price of our common stock.

There has been no prior market for shares of our common stock, and the market price of shares of our common stock may fluctuate greatly. There can be no assurance that a liquid trading market for shares of our common stock will develop or be sustained.

Prior to the global offering, there has been no market for shares of our common stock. The price of shares of our common stock will be determined by agreement among us, Sony Corporation and the joint global coordinators and may bear no relationship to the price at which the shares will trade after the completion of the global offering. The price of shares of our common stock may fluctuate widely after the global offering and our shares may trade at prices below the initial public offer price, depending on factors such as:

- market perception of our business and the Japanese insurance and banking industries in general;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in general economic or market conditions; and
- broad market fluctuations.

Our shares have been approved for listing and trading on the Tokyo Stock Exchange and we expect that the listing of the shares will become effective and that trading will commence on or about October 11, 2007 (Tokyo time). However, we cannot assure you that the listing will continue or that an active trading market for shares of our common stock will develop after the global offering or that it will be sustainable even if such market does develop. Because our shares will not be listed in any other jurisdiction, there will be no public trading market outside of Japan.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the Tokyo Stock Exchange, which we expect will be the main venue for trading our shares, are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to effect a sale at such price on a particular trading day, or at all.

Any shutdown or other disruption or suspension of trading on the Tokyo Stock Exchange could disrupt the market for our shares and prevent you from trading our shares.

In recent periods, the Tokyo Stock Exchange has experienced trading suspensions generally related to trading capacity limitations and has been criticized for having a relatively slow and outdated trading system. Although the Tokyo Stock Exchange has subsequently announced improvements to its trading capacity, periods of unusually high trading volume, either on the exchange as a whole or in relation to a particular security, could result in trading order volumes that exceed the exchange's capacity and adversely affect trading of other securities, including our shares. If trading of our shares on the Tokyo Stock Exchange is halted because of suspensions, system malfunctions or other reasons, you may not be able to trade our shares at the time or price you desire, or at all.

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.

Our corporate affairs are governed by our articles of incorporation, our regulations of the board of directors, our share handling regulations and the Company Law of Japan relating to joint stock corporations. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from or less clearly defined than those that would apply if we were incorporated in another jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the law of other countries. For example, under the Company Law, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan, including those based upon the securities laws of the United States or any U.S. state.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholder. We expect to receive net proceeds of approximately ¥● billion from our sale of newly issued shares as part of the Japanese offering. We intend to use approximately ¥16.5 billion of the net proceeds to fund investments associated with Sony Life's planned joint venture with AEGON N.V. to market individual annuity products developed for the Japanese market. We intend to use the remainder of the net proceeds mainly to fund improvements to the information technology systems of our main operating subsidiaries.

Authorized and Issued Share Capital

We were established by Sony Corporation on April 1, 2004, through a corporate separation transaction under Japanese law. We have an authorized share capital of 8,000,000 shares of common stock, of which 2,100,000 shares are issued and outstanding as of the date of this offering circular. On April 1, 2004 we issued a total of 2,000,000 shares to Sony Corporation at a price of ¥88,188.50 per share and on June 25, 2004 we issued an additional 100,000 shares to Sony Corporation at a price of ¥100,000 per share. Immediately prior to the global offering, all of our issued and outstanding shares of common stock are held by Sony Corporation. Following our issuance and sale of new shares of our common stock as part of the Japanese offering and the sale of existing shares of our common stock by Sony Corporation in the global offering, there will be a total of 2,175,000 of our shares outstanding and Sony Corporation will hold 63.2% of the outstanding shares of our common stock (or 60.0% assuming that the over-allotment option of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, is exercised in full).

Listing of the Shares

Our shares have been approved for listing and trading on the Tokyo Stock Exchange. The Tokyo Stock Exchange will determine at the time of pricing of the shares in connection with the offering whether the shares will be eligible for listing on the First Section or Second Section on the basis of criteria relating to the expected number of outstanding shares, the expected aggregate market value of the shares and the expected amount of public float of the shares, in each case at the time of the listing, after taking into account the offer price of the shares and certain other factors. We expect that the listing of the shares will become effective and that trading will commence on or about October 11, 2007 (Tokyo time). On the basis of the current information concerning the shares, we expect that, in the absence of unforeseeable events, the shares will be listed on the First Section of the Tokyo Stock Exchange.

Dividend Policy

The declaration, payment and amount of any annual dividends require a resolution of our general meeting of shareholders and of any interim dividends require a resolution of our board of directors, both of which are subject to statutory restrictions. If a resolution is made, dividend payments are made to shareholders or pledgees of record as of the record dates for the payments. September 30 is the record date for interim dividends, while March 31 is the record date for annual dividends. We are also permitted to set record dates at any time for other distributions of surplus, including dividends, which we may make subject to approval of our general meeting of shareholders and to statutory restrictions.

We paid annual dividends to Sony Corporation equal to ¥6.5 billion with respect to each of the fiscal years ended March 31, 2006 and 2007. Due to funding needs in connection with our purchase of 15,000 shares of common stock of Sony Bank from a third-party shareholder in September 2005 and our ¥2.5 billion capital increase in Sony Bank in February 2006, among other reasons, we did not pay any dividends to Sony Corporation with respect to the fiscal year ended March 31, 2005. We have not paid any interim dividends since our establishment on April 1, 2004.

Our goal is to pay a stable level of dividends while simultaneously maintaining the high degree of financial soundness necessary to acquire and maintain the trust of our customers and securing a sufficient level of capital necessary to enter into and develop new businesses in the future. Our future dividend policy and the amount of any future dividends will also depend on such other factors as may be relevant at the time, including statutory and other restrictions with respect to the payment of dividends. See "Description of the Shares—Distributions of Surplus" for details of the amount available for dividends.

EXCHANGE RATES

We maintain our accounts in yen. The following table sets forth the noon buying rate in New York City for cable transfers in yen as certified for U.S. customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00.

Year ended/ending March 31,	High	Low	Average	Period end
		(yen per dollar)		
2003	¥133.46	¥115.71	¥121.95	¥ 118.07
2004	120.55	104.18	113.07	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008 (through August 31, 2007)	124.09	113.81	120.05	115.83
Calendar year 2007				
April	119.84	117.69	118.93	119.44
May	121.79	119.77	120.77	121.76
June	124.09	121.08	122.69	123.39
July	123.34	118.41	121.41	119.13
August	119.76	113.81	116.73	115.83

These exchange rates are reference rates and are not necessarily the rates used to convert yen to U.S. dollars in the financial statements contained in this offering circular.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2007 as reflected in our consolidated financial statements and as adjusted to give effect to our issuance and sale of new shares as part of the Japanese offering. The data set forth in the following table and the notes thereto should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this offering circular.

As of March 31, 2007, we did not have any short-term or long-term debt.

	As of March 31, 2007		As adjusted (unaudited)	
	(in millions of yen and thousands of dollars)			
Common stock:				
Authorized—5,000,000 shares;(1)				
Issued—2,100,000 shares (2,175,000 shares as adjusted for the issuance of new shares)	¥ 5,500	$ *46,610*	¥ •	$ •
Capital surplus	180,877	*1,532,856*	•	•
Retained deficits(2)	(44,173)	*(374,349)*	(44,173)	*(374,349)*
Total shareholder's equity	142,203	*1,205,116*	•	•
Net unrealized gains on other securities, net of taxes	125,043	*1,059,692*	125,043	*1,059,692*
Net deferred losses on hedging instruments, net of taxes	(408)	*(3,461)*	(408)	*(3,461)*
Land revaluation, net of taxes	(1,475)	*(12,505)*	(1,475)	*(12,505)*
Foreign currency translation adjustments	390	*3,308*	390	*3,308*
Total valuation and translation adjustments	123,549	*1,047,033*	123,549	*1,047,033*
Minority interests	4,425	*37,503*	4,425	*37,503*
Total capitalization(3)	¥270,179	*$2,289,652*	¥ •	$ •

Notes:

(1) Our articles of incorporation were amended at the general meeting of shareholders held on June 29, 2007 to provide for an authorized share capital of 8,000,000 shares.

(2) Does not reflect our results of operations for any period subsequent to March 31, 2007 or the appropriation of retained earnings, approved by the general meeting of shareholders held on June 29, 2007, totaling ¥6.5 billion for the payment of annual dividends on our shares of common stock with respect to the fiscal year ended March 31, 2007. We reported unaudited net income for the three months ended June 30, 2007 of ¥7,312 million, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Outlook".

(3) Except as set forth above, there has been no material change in our consolidated capitalization since March 31, 2007.

Selected Consolidated Financial Data

The following table sets forth selected consolidated financial information and other information. The historical selected statement of income data for the fiscal years ended March 31, 2005, 2006 and 2007 and the historical balance sheet data as of March 31, 2006 and 2007 have been derived from and should be read in conjunction with our historical consolidated financial statements and the notes thereto, which have been audited by PricewaterhouseCoopers Aarata, independent accountants, and are included elsewhere in this offering circular. We commenced operations on the date of our establishment, April 1, 2004.

We prepare our financial statements in accordance with Japanese GAAP, which differs in certain significant respects from accounting principles generally accepted in other countries, including the United States, as well as International Financial Reporting Standards (IFRS).

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this offering circular.

	As of or for the year ended March 31,			
	2005	2006	2007	*2007*
	(in millions of yen and thousands of dollars, except percentages)			
Statement of Income Data:				
Ordinary revenues:				
Ordinary revenues from the life insurance business	¥603,775	¥695,876	¥688,854	*$5,837,751*
Income from insurance premiums	551,447	580,171	605,051	*5,127,556*
Investment income	50,254	108,613	78,928	*668,888*
Other ordinary income	2,072	7,091	4,874	*41,306*
Ordinary revenues from the non-life insurance business	38,149	45,680	50,988	*432,105*
Underwriting income	37,862	45,298	50,495	*427,931*
Investment income	275	349	464	*3,938*
Other ordinary income	10	32	27	*235*
Ordinary revenues from the banking business	11,335	17,154	19,437	*164,726*
Interest income	6,563	9,472	12,763	*108,165*
Fees and commissions	799	1,635	1,587	*13,449*
Other operating income	3,946	6,039	5,065	*42,926*
Other ordinary income	25	7	21	*185*
Total ordinary revenues	653,259	758,711	759,280	*6,434,583*
Ordinary expenses:				
Ordinary expenses from the life insurance business	587,052	672,162	674,822	*5,718,831*
Insurance claims and other payments	194,141	231,885	219,352	*1,858,922*
Provision for policy reserve and others	299,508	344,939	349,666	*2,963,278*
Investment expenses	5,115	4,610	8,231	*69,757*
Operating expenses	79,682	81,982	87,270	*739,580*
Other ordinary expenses	8,603	8,744	10,300	*87,293*
Ordinary expenses from the non-life insurance business	40,666	46,098	48,610	*411,953*
Underwriting expenses	28,546	33,170	36,166	*306,492*
Investment losses	21	8	3	*27*
Operating, general and administrative expenses	12,097	12,903	12,392	*105,021*
Other ordinary expenses	0	15	48	*412*
Ordinary expenses from the banking business	13,272	15,072	17,493	*148,253*
Interest expenses	2,855	4,672	8,174	*69,277*
Fees and commissions	479	771	445	*3,776*
Other operating expenses	2,452	1,890	1,149	*9,738*
General and administrative expenses	6,902	7,088	7,665	*64,964*
Other ordinary expenses	582	650	58	*496*
Total ordinary expenses	640,990	733,333	740,926	*6,279,038*
Ordinary profit	12,269	25,377	18,354	*155,545*
Net extraordinary gains (losses)	(516)	(7,555)	(811)	*(6,879)*
Provision for reserve for policyholders' dividends	519	1,491	2,057	*17,432*
Income before income taxes	11,233	16,330	15,485	*131,233*
Income taxes:				
Current	13,570	17,236	20,270	*171,779*
Deferred	(8,428)	(12,871)	(14,929)	*(126,517)*
Minority interests	284	(427)	(123)	*(1,043)*
Net income	¥ 6,375	¥ 11,537	¥ 10,021	*$ 84,926*

	As of or for the year ended March 31,			
	2005	2006	2007	2007
	(in millions of yen and thousands of dollars, except percentages)			
Balance Sheet Data:				
Total assets	¥3,282,269	¥3,917,048	¥4,323,780	*$36,642,206*
Liabilities:				
Policy reserves and others	2,444,293	2,799,129	3,157,636	*26,759,629*
Total liabilities	3,093,875	3,649,842	4,053,601	*34,352,553*
Total stockholder's equity(1)	¥ 182,817	¥ 263,040	–	–
Total net assets(1)	–	–	¥ 270,179	*$ 2,289,652*
Other Data:				
Adjusted return on equity(2)	8.0%	35.1%	15.2%	

Selected Financial Data of Our Main Operating Subsidiaries

The following table sets forth selected financial information and other information of our three main operating subsidiaries: Sony Life, Sony Assurance and Sony Bank. The information in the table below relating to Sony Life is presented on a non-consolidated basis. In addition, the information relating to Sony Assurance and Sony Bank is also presented on a non-consolidated basis because neither company had any subsidiaries as of the dates set forth in the table below.

The ordinary revenues, ordinary profit and total assets figures for Sony Life and Sony Assurance as of and for the fiscal years ended March 31, 2006 and 2007 and the ordinary revenues, ordinary profit, net assets, total assets, balance of deposits and balance of loans figures for Sony Bank as of and for the fiscal years ended March 31, 2006 and 2007 have been derived from the corresponding audited financial statements of Sony Life, Sony Assurance and Sony Bank, which are not included in this offering circular. The ordinary revenues, ordinary profit and total assets figures for Sony Life and Sony Assurance as of and for the fiscal years ended March 31, 2003, 2004 and 2005 and the ordinary revenues, ordinary profit, net assets, total assets, balance of deposits and balance of loans figures for Sony Bank as of and for the fiscal years ended March 31, 2003, 2004 and 2005 have been derived from the corresponding unaudited financial statements of Sony Life, Sony Assurance and Sony Bank, which are not included in this offering circular.

	As of or for the year ended March 31,					
	2003	2004	2005	2006	2007	2007
	(in millions of yen and thousands of dollars, except percentages and employee and customer account figures)					
Sony Life:(3)						
New individual life insurance sales	¥ 3,518,350	¥ 3,713,390	¥ 3,699,791	¥ 3,361,271	¥ 3,396,867	*$ 28,787,010*
Individual life insurance in force	24,689,151	26,122,855	27,680,259	28,908,802	30,038,118	*254,560,328*
Lapse and surrender rate(4)	7.99%	7.56%	6.39%	5.88%	5.90%	
Ordinary revenues	524,089	580,972	604,093	696,426	689,591	*5,843,997*
Ordinary profit	18,557	30,478	17,070	24,359	14,895	*126,230*
Core profit(5)	22,460	22,821	24,333	28,564	24,366	*206,494*
Total assets	1,981,897	2,375,828	2,617,266	3,103,241	3,445,970	*29,203,137*
Embedded value (in billions of yen and millions of dollars)(6)	–	492.0	539.3	776.1	900.5	*7,631*
Adjusted return on equity(7)	–	–	10.5%	37.2%	15.7%	
Solvency margin ratio(8)	1,354.2%	1,453.3%	1,317.1%	1,547.0%	1,852.0%	
Lifeplanner sales employees	4,269	4,217	4,163	3,826	3,776	

	As of or for the year ended March 31,					
	2003	2004	2005	2006	2007	2007
	(in millions of yen and thousands of dollars, except percentages and employee and customer account figures)					
Sony Assurance:						
Net premiums written[9]	¥ 24,062	¥ 30,785	¥ 37,849	¥ 45,278	¥ 50,467	$ *427,692*
Underwriting profits[10]	(4,386)	(2,129)	(3,048)	(1,108)	1,610	*13,644*
Ordinary revenues	24,299	31,066	38,159	45,703	51,020	*432,378*
Ordinary profit (loss)	(4,185)	(1,941)	(2,806)	(764)	2,044	*17,327*
Total assets	25,873	40,121	46,685	56,103	67,468	*571,764*
Adjusted return on equity[11]	–	–	–	3.3%	17.2%	
Net loss ratio[12]	46.7%	49.1%	51.9%	52.3%	53.6%	
Net expense ratio[13]	47.8%	40.4%	34.6%	30.3%	26.3%	
Combined ratio[14]	94.5%	89.6%	86.5%	82.5%	79.9%	
Solvency margin ratio[15]	734.1%	1,383.5%	1,095.2%	976.1%	1,009.7%	
Sony Bank:						
Gross operating profit[16]	¥ 879	¥ 3,756	¥ 5,343	¥ 9,420	¥ 9,056	$ *76,750*
Ordinary revenues	4,012	7,406	11,353	17,225	19,470	*165,001*
Ordinary profit (loss)	(4,466)	(2,202)	(1,659)	2,228	1,354	*11,474*
Net assets	29,201	27,111	35,318	34,715	36,878	*312,525*
Total assets	320,414	489,432	618,459	754,768	806,848	*6,837,701*
Balance of deposits	248,721	378,850	546,717	599,952	752,366	*6,375,989*
Balance of loans	22,464	63,023	126,385	239,467	284,712	*2,412,820*
Return on equity[17]	–	–	–	9.3%	2.9%	
Non-performing loan ratio[18]	0.0%	0.0%	0.0%	0.1%	0.1%	
Capital adequacy ratio[19]	18.95%	10.29%	11.97%	9.24%	11.49%	
Customer accounts (thousands)	191	268	367	430	491	

Notes:

(1) In December 2005, the Accounting Standards Board of Japan published a new accounting standard for the presentation of net assets effective for fiscal years ending on or after May 1, 2006. Under this new standard, stockholder's equity is renamed as net assets, and certain items that were previously not presented as a component of stockholder's equity are now presented as a component of net assets.

(2) Our consolidated adjusted return on equity is calculated as the sum of:

(1) the amount of increase in the embedded value of Sony Life during the fiscal year plus the amount of dividends paid by Sony Life with respect to that fiscal year;

(2) the net income of Sony Assurance plus its provision for special catastrophe reserve and its provision for reserve for price fluctuations, in each case after taxes; and

(3) the net income of Sony Bank;

divided by the sum of:

(1) the total embedded value of Sony Life as of the beginning of the fiscal year less the amount of dividends paid by Sony Life with respect to that fiscal year plus the total embedded value of Sony Life as of the end of the fiscal year, divided by two;

(2) the net assets of Sony Assurance as of the beginning of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, plus the net assets of Sony Assurance as of the end of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, divided by two; and

(3) the net assets of Sony Bank as of the beginning of the fiscal year plus the net assets of Sony Bank as of the end of the fiscal year, divided by two;

expressed as a percentage. We were established on April 1, 2004 and, accordingly, our consolidated adjusted return on equity is not available for the fiscal years ended March 31, 2003 and 2004. For a discussion of embedded value, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Embedded Value". For the fiscal years ended March 31, 2005 and 2006, prior to the changes discussed in note (1) above, our consolidated adjusted return on equity was calculated using the total stockholders' equity, not the net assets, of Sony Assurance and Sony Bank.

(3) All Sony Life data is presented on a non-consolidated basis.

(4) The lapse and surrender rate is the ratio expressed by dividing the policy amount that has lapsed or been cancelled during a given period (adjusted to reflect any increases, decreases and reinstatements of policy amounts) by the total policy amount in force at the beginning of that period. The lapse and surrender rate figures set forth above are based on individual insurance products on a policy amount basis.

(5) Core profit is calculated as income from insurance premiums and ceded reinsurance commissions received plus investment income other than capital gains and losses, less insurance benefits and claims and other payments and operating expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Core Profit".

(6) For a discussion of embedded value, including changes in the assumptions used to calculate embedded value as of March 31, 2005, 2006 and 2007, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Embedded Value".

(7) Adjusted return on equity for Sony Life is calculated as:

- the amount of increase in its embedded value during the fiscal year plus the amount of dividends paid by it with respect to that fiscal year;

divided by

- its total embedded value as of the beginning of the fiscal year less the amount of dividends paid by it with respect to that fiscal year plus its total embedded value as of the end of the fiscal year, divided by two;

expressed as a percentage. Adjusted return on equity for Sony Life is not available for the fiscal years ended March 31, 2003 and 2004 because Sony Life did not calculate embedded value for the fiscal years ended March 31, 2002 and 2003.

(8) For a life insurance company, solvency margin ratio is calculated by dividing the solvency margin (its net assets (less certain items), plus its unrealized gains/losses on assets, contingency reserve, reserve for price fluctuations of investments in securities, and other items) by a quantified measure of the total risk borne by the life insurance company, all on a non-consolidated basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Solvency Margin Ratios".

(9) Net premiums written is equal to the sum of premiums received from policyholders, as adjusted to reflect reinsurance premiums paid and ceded reinsurance commissions received.

(10) Underwriting profits is calculated by subtracting from underwriting income (net premiums written) the underwriting expenses (net losses paid and loss adjustment expenses) and the operating, general and administrative expenses associated with underwriting, as well as the net amounts of certain other income and expense items (such as corporate taxes associated with compulsory automobile liability insurance).

(11) Adjusted return on equity for Sony Assurance is calculated as:

- its net income plus the amount of increase in special catastrophe reserve and the amount of increase in reserve for price fluctuations, in each case after taxes;

divided by

- its net assets as of the beginning of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, plus its net assets as of the end of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, divided by two;

expressed as a percentage. Adjusted return on equity for Sony Assurance is not provided for the fiscal years ended March 31, 2003, 2004 and 2005 because its net loss, when added to its provision for special catastrophe reserve and its provision for reserve for price fluctuations, remained a net loss for each of those fiscal years. For the fiscal year ended March 31, 2006, prior to the changes discussed in note (1) above, Sony Assurance's adjusted return on equity was calculated using its total stockholder's equity, not its net assets.

(12) Net loss ratio is equal to the ratio of net losses paid and loss adjustment expenses to net premiums written.

(13) Net expense ratio is equal to the ratio of total underwriting costs, including costs associated with the development and sales of new products and the maintenance of existing policies, to net premiums written.

(14) Combined ratio is the sum of the net loss ratio and the net expense ratio.

(15) For a non-life insurance company, solvency margin ratio is calculated by dividing the solvency margin (its net assets (less certain items), plus its unrealized gains/losses on assets, special catastrophe reserve, reserve for price fluctuations of investments in securities, and other items) by a quantified measure of the total risk borne by the non-life insurance company, all on a non-consolidated basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Solvency Margin Ratios".

(16) Gross operating profit of Sony Bank is the sum of its net interest income, net fees and commissions and net other operating income.

(17) Return on equity for Sony Bank is calculated as:

- its net income;

divided by

- its net assets as of the beginning of the fiscal year plus its net assets as of the end of the fiscal year, divided by two;

expressed as a percentage. Return on equity for Sony Bank is not provided for the fiscal years ended March 31, 2003, 2004 and 2005 because of net losses with respect to those fiscal years. For the fiscal year ended March 31, 2006, prior to the changes discussed in note (1) above, Sony Bank's return on equity was calculated using its total stockholders' equity, not its net assets.

(18) The non-performing loan ratio is the ratio of risk-monitored loans to total loans.

(19) Sony Bank calculates its capital adequacy ratio based on the bank capital guidelines of Japan's Financial Services Agency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Ratios".

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this offering circular. Our consolidated financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from accounting principles generally accepted in other countries, including the United States, as well as International Financial Reporting Standards (IFRS). The discussion in this section contains forward-looking statements.

Overview

We are a financial holding company that, through our three main operating subsidiaries, offers life insurance, non-life insurance and banking services, primarily to individuals in Japan. Our revenues consist of:

- income from insurance premiums, investment income and other ordinary income from our life insurance business, which we conduct through our wholly-owned subsidiary Sony Life;
- underwriting income, investment income and other ordinary income from our non-life insurance business, which we conduct through our wholly-owned subsidiary Sony Assurance; and
- interest income, fees and commissions, other operating income and other ordinary income from our banking business, which we conduct through our consolidated subsidiary Sony Bank.

We have recorded consolidated net income in each fiscal year since our establishment on April 1, 2004. Among our individual businesses, Sony Life has a long history of profitability. Our other main operating subsidiaries, established more recently, have grown quickly, with Sony Bank achieving positive net income for the first time in the fiscal year ended March 31, 2006 and again in the fiscal year ended March 31, 2007 and Sony Assurance achieving positive net income for the first time in the fiscal year ended March 31, 2007. Although each of our main businesses is relatively distinct due to the highly regulated nature of their industries, we have expanded our cross-selling arrangements in recent periods, including Sony Life Lifeplanner sales employees selling Sony Assurance automobile insurance and referring customers to Sony Bank mortgage loans.

Business Environment

There have recently been increasingly strong indications that the Japanese economy is recovering from the prolonged period of severe economic conditions, including deflation in asset prices and high rates of unemployment and personal and corporate bankruptcies, that characterized the 1990s and the early years of the current decade. Recent positive trends include:

- Japan's real gross domestic product has increased by 2.0%, 2 4% and 2.1% in the fiscal years ended March 31, 2005, 2006 and 2007, respectively, and by 0.5% on an annualized basis in the three months ended June 30, 2007.
- The Nikkei Stock Average, which is an average of the price of 225 major Japanese stocks listed on the Tokyo Stock Exchange, increased by 46.2% to 17,059.66 during the fiscal year ended March 31, 2006, increased by 1.3% to 17,287.65 during the fiscal year ended March 31, 2007 and has decreased by 4.2% to 16,569.09 during the current fiscal year through August 31, 2007.
- On July 14, 2006, the Bank of Japan increased the operating target of the uncollateralized overnight call rate between banks from 0% to 0.25%, and further raised the rate to 0.50% on February 21, 2007, ending its policy of maintaining short-term interest rates at low levels near zero percent.
- According to data released by the Bank of Japan, the total financial assets of Japanese households increased from ¥1,429.4 trillion as of March 31, 2005 to ¥1,520.4 trillion as of March 31, 2006 and increased further to ¥1,536.1 trillion as of March 31, 2007, with much of the growth resulting from an increasing balance of risk assets such as domestic and foreign stocks and investment trusts.
- According to data released by The Investment Trusts Association of Japan, the ending balance of net assets of investment trust products publicly offered in Japan, excluding corporate trusts, has increased from ¥39.0 trillion as of March 31, 2004 to ¥72.6 trillion as of March 31, 2007.
- According to data released by The Life Insurance Association of Japan, the ending balance of individual annuity policies in force sold in Japan increased from ¥74.1 trillion as of March 31, 2005 to ¥80.4 trillion as of March 31, 2006 and increased further to ¥85.9 trillion as of March 31, 2007.

For additional discussion of the business environment and recent trends in each of the Japanese life insurance industry, non-life insurance industry, and banking and retail asset management industries, see "Industry".

Factors Affecting the Results of Operations of Our Life Insurance Business

Ordinary Revenues from Our Life Insurance Business

Ordinary revenues from our life insurance business include income from insurance premiums, investment income and other ordinary income.

Income from Insurance Premiums

Income from insurance premiums consists almost entirely of premium income from outstanding life insurance policies and, to a much smaller extent, outstanding annuity policies.

Income from insurance premiums is affected by the amount of policies in force, which is a function of the amount of sales of new policies and the lapse and surrender rate of existing policies, as well as by the level of premium rates on outstanding policies, which is affected by the mix of products sold and industry competition. Some of the specific factors that affect income from insurance premiums include:

- *Number and productivity of Sony Life's "Lifeplanner" sales employees and "Partner" independent sales agents.* Of new policy amounts written by Sony Life during the fiscal year ended March 31, 2007, approximately 70% were attributable to sales by its Lifeplanner sales employees and approximately 30% were attributable to sales by its Partner independent sales agents. The amount of Sony Life's income from insurance premiums is affected by its ability to hire, train and retain an appropriate number of Lifeplanner sales employees, as well as the level of productivity of its Lifeplanner sales employees and Partner independent sales agents in generating new insurance sales and their effectiveness in retaining existing policyholders.

- *Market interest rate levels.* Market interest rates and other determinants of the relative attractiveness of Sony Life's products as compared to other financial products also affect income from insurance premiums. For example, in periods of increasing interest rates, surrenders of policies tend to increase as policyholders seek investments with higher perceived or actual returns, thereby adversely affecting income from insurance premiums.

- *Competition.* Industry competition, and price competition in particular, affects income from insurance premiums, with increasing competition leading to lower income from insurance premiums, especially with respect to premiums on new policies.

- *Mix of products sold.* The premium payment characteristics of Sony Life's policies vary significantly from product to product. Because of this, changes in the overall mix of outstanding policies written by Sony Life affect income from insurance premiums. For example, changes in the amount of sales of insurance products with premiums that are high in proportion to benefit payments, such as endowment insurance products, and products with comparatively low policy amounts and comparatively high premiums, such as medical, cancer and nursing-care insurance products, may lead to changes in income from insurance premiums that are not proportional to changes in total policy amount in force.

- *Consumer confidence in the life insurance industry.* Changes in consumer confidence in the life insurance industry affect income from insurance premiums. For example, negative public perception of the financial strength of insurance companies could lead to a decline in consumer confidence. In addition, recent incidents involving under-payment and non-payment of insurance claims, and related negative media attention, have had a negative impact on the public perception of the operational integrity of Japanese insurers. Declining consumer confidence may cause both an increase in policy surrenders and a decrease in new policy sales, particularly for individual insurance and individual annuity products, thereby adversely affecting income from insurance premiums.

- *Demographic trends.* Demographic trends in Japan also affect demand for our life insurance products. In particular, the overall aging of the population, as well as changes in the proportion of the total population in its 30s and 40s, Sony Life's primary target customer base, affects the demand for life insurance products.

- *Household income levels.* Household income levels and the relative burden of insurance premium payments on policyholders affect income from insurance premiums. Any decrease in household income tends to cause both an increase in policy surrenders and a decrease in new policy sales. According to the Ministry of Internal Affairs and Communications of Japan, the average monthly disposable income per Japanese household decreased to ¥396,509 in the fiscal year ended March 31, 2006 compared to ¥403,743 in the previous fiscal year, but increased to ¥402,887 in the fiscal year ended March 31, 2007.

Investment Income

Sony Life holds investments from which it derives investment income. Investments held by Sony Life include Japanese government and corporate bonds, monetary trusts (consisting of available-for-sale securities as well as trading securities), foreign bonds, and domestic and foreign equity securities, as well as policy loans and real estate. Interest income and dividends, primarily interest and dividends on securities, gains on separate accounts and income from monetary trusts have generally been the largest components of investment income from our life insurance business in recent years.

Sony Life invests primarily in assets yielding yen-denominated interest income, such as yen-denominated bonds. In the fiscal years ended March 31, 2006 and 2007, the proportion of Sony Life's investment assets represented by Japanese stocks was higher than in earlier years. Beginning after the sharp decline in domestic stock prices in the mid-1990s, Sony Life increased its investment in Japanese convertible bonds. In recent periods, as domestic stock prices have improved, a portion of the convertible bonds held by Sony Life have been converted into Japanese stocks. As a result of such conversions, as well as increases in the market value of its convertible bonds, in the fiscal years ended March 31, 2006 and 2007 Sony Life has recorded higher unrealized gains on securities and gains on sale of securities than in earlier years. To take advantage of the recent upward trend in interest rates, Sony Life has been expanding its investment in longer-term Japanese government bonds, shifting to a relatively longer average duration of investment assets.

Gains and losses on separate accounts may materially affect investment income and investment expenses since all separate account securities are marked to market each period. Accordingly, gains and losses on separate accounts are a function of changes in the market value and aggregate balance of the securities held in Sony Life's separate accounts. Gains and losses on separate accounts are however offset in large part by corresponding provisions for (or reversals of) policy reserves.

Other Ordinary Income

Other ordinary income consists of income from annuity riders, income from deferred payment of claims, reversal of reserves for outstanding claims, and others. Annuity riders permit policyholders to convert lump-sum benefit or claim payments under certain insurance policies into a series of annuity payments. Income from annuity riders is a function of the level of sales of these products, which is affected by fluctuations in the number of policy maturities in a given period and the spread between market interest rates and interest rates applicable to deferred payments under annuity riders. Income from deferred payment of claims fluctuates as a result of changes in amounts of deferred insurance payments. Deferred insurance payments are insurance claims and other payments due to policyholders which, at such policyholders' request, are deferred by and entrusted to Sony Life and later paid to policyholders with accrued interest. The amount due to policyholders is recorded as an expense in insurance claims and other payments even though such amounts are not actually paid to policyholders in that fiscal period. The amount deferred is recorded as other ordinary income and correspondingly recognized as an expense in the provision for policy reserve and others. Deferred insurance payments are held in the policy reserve until paid upon policyholder request or at the end of the term of deferment. Reversal of reserves for outstanding claims and others fluctuates primarily as a result of changes in Sony Life's estimate of its liability for payments that are due, but have not yet been paid, on outstanding claims as of the end of the fiscal year.

Ordinary Expenses of Our Life Insurance Business

Ordinary expenses of our life insurance business include insurance claims and other payments, provision for policy reserve and others, investment expenses, operating expenses and other ordinary expenses.

Insurance Claims and Other Payments

Insurance claims and other payments include payments of insurance claims and benefits, annuity payments, policy surrender payments and other refunds. Factors that affect the amount of insurance claims and other payments primarily include:

- the mortality and morbidity rates of the individuals insured by Sony Life;
- the rates at which policyholders surrender policies prior to maturity; and
- the maturity schedules of Sony Life's policies in force.

Although mortality and morbidity rates of individuals insured under Sony Life's policies have generally been low over the course of its 26-year operating history, there have been increases in particular years that have resulted in corresponding increases in the amounts of insurance claims and other payments. The mortality and morbidity rates related to Sony Life's policies are further affected by its management of the underwriting process. For example, although Sony Life permits prospective policyholders to submit a written self-declaration of health with respect to policies providing smaller benefits, Sony Life requires a medical examination performed by a physician with respect to policies providing larger benefits, thereby managing the risks it assumes with respect to those policies.

In recent years, Sony Life's mortality and morbidity rates have risen slightly due primarily to the increasing age of its policyholders. Because such aging has already been factored into its insurance premiums, Sony Life does not expect the resulting rise in mortality and morbidity rates to have a material effect on its earnings. For a description of Sony Life's pricing and underwriting policies, see "Business—Our Life Insurance Business—Pricing and Underwriting".

The annual amount of policy lapses and surrenders for individual life insurance as a percentage of the total policy amount of individual life insurance in force for the fiscal year ended March 31, 2007 was 5.90%. We believe that Sony Life's lapse and surrender rates for individual insurance products on a policy amount basis during recent periods have been among the lowest in the Japanese life insurance industry. However, any increase in surrenders of policies could adversely affect our business.

Provision for Policy Reserve and Others

The provision for policy reserve and others consists primarily of the provision for reserve for outstanding claims and the provision for policy reserve. Sony Life must maintain the policy reserve in accordance with the requirements of the Insurance Business Law. The policy reserve is a reserve established for insurance claims and other payments related to Sony Life's outstanding policies that are expected to be paid in the future, and consists of a premium reserve (other than unearned premiums), an unearned premium reserve, a reserve for refunds and a contingency reserve.

Under the Insurance Business Law, each year Sony Life is required to set aside a "standard policy reserve", a certain minimum amount of policy reserve, to fund future claims payments. Sony Life calculates this minimum amount by the net level premium method. Under the net level premium method, Sony Life sets aside policy reserves assuming that the ratio of net premium (the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, assumed rates of return on investments, surrender rates and other factors) to total premium paid remains constant over the payment term of the policy. The mortality rates used in calculating the standard policy reserve are based on rates established by the Institute of Actuaries of Japan and confirmed by the Commissioner of the FSA. Expected mortality rates were recently revised downward, effective from April 2, 2007, and Sony Life has made pricing changes to certain of its products to reflect this downward revision. In general, the decrease in expected mortality rates will reduce premiums and required policy reserves for term life insurance products and increase premiums and policy reserves for whole life annuity products. The interest rates used in calculating the standard policy reserve are established by the FSA, regardless of the actual investment gains recorded by Sony Life. See "Supervision and Regulation—Our Life and Non-life Insurance Businesses—Policy Reserve". At the beginning of each fiscal year, the entire amount of the reserve remaining as of the end of the previous fiscal year is reversed, and the provision for the current fiscal year is transferred to the reserve account. Differences that arise are recorded as provision for, or reversal of, policy reserve. See also "—Liquidity and Capital Resources—Policy Reserves".

In general, the amount of provision for (or reversal of) policy reserve is proportional to increases (or decreases) in the policy amount in force. However, the amount of provision for (or reversal of) policy reserve is also affected by the overall mix of outstanding policies written by Sony Life. For example, a relative increase in the policy amount in force of products that incorporate savings features, such as endowment insurance products and interest rate-sensitive whole life insurance products, will generally result in an increase in the amount of provision for policy reserve, even if the total policy amount in force remains constant. In addition, because a portion of the provision for (or reversal of) policy reserve represents the value of assets in Sony Life's separate accounts, fluctuations in such value also impact the amount of provision for (or reversal of) policy reserve.

The provision for reserve for outstanding claims, another component of the provision for policy reserve and others, is the provision for a reserve used to fund payments that are due, but have not yet been paid, on outstanding claims as of the end of the fiscal year.

Investment Expenses

Investment expenses consist of losses on sale of securities; losses on redemption of securities, depreciation of real estate for rent and others, devaluation losses on securities, losses on trading securities, losses from derivatives, losses on separate accounts, foreign exchange losses, provision for possible loan losses and other investment expenses. Accordingly, investment expenses are affected by conditions in the securities markets in which Sony Life invests. Investment expenses increased in the fiscal year ended March 31, 2007, largely as a result of an increase in depreciation and other expenses associated with the completion of the Sony City office building, which Sony Life is leasing to Sony Corporation.

Operating Expenses

Operating expenses consist mainly of personnel and related costs, the majority of which are sales commissions paid by Sony Life to its Lifeplanner sales employees and Partner independent sales agents. Although Sony Life pays its Lifeplanner sales employees a salary in addition to sales commissions during their initial training period, which generally lasts two years, compensation to Lifeplanner sales employees following completion of training, and all compensation paid to Partner independent sales agents, consists solely of sales commissions. Lifeplanner sales employees and Partner independent sales agents receive a sales commission upon obtaining a new policy and, beginning from April 1, 2007, receive periodic sales commissions in smaller amounts based on the amount outstanding on policies previously obtained. In addition, bonuses paid to Lifeplanner sales employees reflect their individual sales achievements over the preceding period, and the sales commissions paid to Partner independent sales agents increase incrementally as they meet certain sales targets for number and amount of new policies.

Under Japanese GAAP, Sony Life is required to record policy acquisition costs as expenses at the time such costs are incurred, and thus no policy acquisition costs are capitalized as deferred assets. Policy acquisition costs include sales-related expenses and costs related to the underwriting of new policies. Sales-related expenses primarily include sales commissions paid to Lifeplanner sales employees and Partner independent sales agents, advertising expenses and expenses related to training its Lifeplanner sales employees and Partner independent sales agents. Costs related to the underwriting of new policies primarily include research-related costs, policy confirmation costs, medical examination expenses and other administrative expenses. These costs are significant and they are incurred primarily when the policy is sold.

Other Ordinary Expenses

Other expenses consist mainly of payments of deferred claims, taxes other than income taxes, depreciation, provision for employees' retirement benefits, provision for directors' and statutory auditors' retirement benefits, and others. Payments of deferred claims are payments made to policyholders who requested insurance claims and other payments due to them to be deferred by and entrusted to Sony Life. Payments of deferred claims are made either upon the request of the policyholder or at the end of the term of deferment, and include interest accrued during the term of deferment. The amount of payments of deferred claims is affected by the maturity schedules of outstanding policies and other factors. Taxes other than income taxes include revenue stamp duty, business taxes, fixed property taxes and consumption taxes. Sony Life has established a reserve for employees' retirement benefits and a reserve for directors' and statutory auditors' retirement benefits and records provisions to these reserves in other ordinary expenses.

Factors Affecting the Results of Operations of Our Non-life Insurance Business

Ordinary Revenues from Our Non-life Insurance Business

Ordinary revenues from our non-life insurance business include underwriting income, investment income and other ordinary income.

Underwriting Income

Underwriting income of Sony Assurance consists almost entirely of net premiums written, which is the sum of premiums received from policyholders as adjusted to reflect reinsurance premiums paid and ceded reinsurance commissions received. Reinsurance premiums paid and ceded reinsurance commissions received by Sony Assurance include those relating to automobile insurance, medical and cancer insurance, fire insurance and marine insurance. Generally, net premiums written are a function of the amounts and types of policies written, as well as prevailing market prices. Net premiums written for voluntary automobile insurance policies accounted for 87.0% of Sony Assurance's total net premiums written during the fiscal year ended March 31, 2007, although the percentage is decreasing gradually as Sony Assurance increases its offerings of other non-life insurance products such as medical and cancer insurance products.

The overall market in Japan for automobile insurance, Sony Assurance's main product, has generally been decreasing in size in recent periods. This decline has been caused by a number of factors, including the total number of vehicles registered in Japan remaining relatively flat in recent years and a downward trend in average premiums per vehicle as less expensive mini-vehicles account for an increasing share of insured vehicles, as well as a downward trend in average premiums as insured parties with good driving records become eligible for preferential premium rates upon renewal of their policies. Despite the general downward trend in the size of the overall market, however, the share of aggregate net premiums written for voluntary automobile insurance in Japan by direct insurers like Sony Assurance has grown steadily. However, continued growth in the market share of direct insurers will depend on continued growth in the acceptance by Japanese consumers of the direct marketing channel, which currently accounts for a relatively small portion of the aggregate Japanese voluntary automobile insurance market. Competition among Japans' direct marketer non-life insurers, including pricing competition, is intense.

Reinsurance premiums paid by Sony Assurance to third-party reinsurers and ceded reinsurance commissions received by Sony Assurance in the role of reinsurer in each case amounted to less than 5% of Sony Assurance's direct premiums written in the fiscal year ended March 31, 2007.

Investment Income

Sony Assurance holds investments from which it derives investment income. In light of the short duration of its liabilities with respect to automobile insurance policies, which currently represent a significant majority of its outstanding policies, and the prevailing low-interest rate environment in Japan, Sony Assurance currently maintains an investment portfolio consisting primarily of investment grade yen-denominated Japanese bonds with a relatively short average duration. Interest on securities has generally been the largest component of investment income from our non-life insurance business in recent years.

Ordinary Expenses of Our Non-life Insurance Business

Ordinary expenses of our non-life insurance business include underwriting expenses, investment losses, operating, general and administrative expenses and other ordinary expenses.

Underwriting Expenses

Underwriting expenses from our non-life insurance business include net losses paid, loss adjustment expenses, net commissions and brokerage fees, provision for reserve for outstanding claims, and provision for underwriting reserve.

Net losses paid are payments of insurance claims under policies directly written by Sony Assurance, as adjusted to reflect recoveries by Sony Assurance from reinsurers and payments by Sony Assurance under policies it has reinsured. The primary factors affecting the amount of net losses paid are the number, amount and type of insurance policies outstanding. Additional factors that affect net losses paid include accident rates of individuals who have purchased Sony Assurance's automobile and other types of insurance products and morbidity rates of individuals who have purchased Sony Assurance's medical and cancer insurance products. Net losses paid have increased gradually in recent years in line with the increase in the total number of policies outstanding. Loss adjustment expenses are the expenses incurred by Sony Assurance in assessing damages related to claims under the policies it has written. Loss adjustment expenses also include expenses for legal and other fees relating to the settlement of policyholder claims. Sony Assurance's net loss ratio, which is the ratio of net losses paid and loss adjustment expenses to net premiums written, has risen gradually in recent years, in part due to the overall downward trend in average premiums per automobile insurance policy.

Net commissions and brokerage fees consist primarily of the fees and commissions paid by Sony Assurance to independent agents who have referred customers to Sony Assurance.

Sony Assurance establishes a reserve for outstanding claims to cover its estimated ultimate liability for losses under insurance policies it has written and reinsured. The reserve for outstanding claims represents an estimate of losses related to claims that have occurred at or before the end of the fiscal period. Because in some cases the period of time between the occurrence of an insured event and the final settlement of a claim may be several years, it often becomes necessary for Sony Assurance to make provisions for, or reversals of, its reserve for outstanding claims to reflect changes to its estimated ultimate liability during that period.

Sony Assurance establishes an underwriting reserve for the payment of insurance claims it expects to pay in the future under policies it has written and reinsured. The procedures governing the establishment of underwriting reserves for automobile insurance policies differ from those for medical and cancer insurance policies.

Underwriting reserves for automobile insurance policies. Under the Insurance Business Law, Sony Assurance is required to establish an underwriting reserve and a reserve for outstanding claims. The amount of the provision for underwriting reserve for a given fiscal year is calculated based on the amount of premiums payable over the remaining insurance term of all outstanding policies at the end of that fiscal year. In addition to this underwriting reserve related to expected future insurance claims, a special catastrophe reserve is also included in Sony Assurance's underwriting reserve for automobile insurance policies. The special catastrophe reserve is established to account for the risk of accidents and other insurance payment events occurring at a higher than expected rate, due to earthquakes, extreme weather and similar large-scale disasters. The reserve for outstanding claims includes a reserve related to reported losses and a reserve related to incurred but not reported, or IBNR, losses. The provision for the portion of the reserve related to reported losses is calculated on a claim-by-claim basis, based on our estimate of the ultimate liability for the reported losses, including expenses relating to the investigation and settlement of claims. The provision for the portion of the reserve related to IBNR losses is calculated based on actuarial calculations and statistical analysis of historical losses. The provision for IBNR losses also includes a portion related to losses that have been reported, but for which the reserve has yet been calculated and recorded.

For both the underwriting reserve (except for the portion allocated to the special catastrophe reserve) and the reserve for outstanding claims, at the beginning of each fiscal year, the entire amount of the reserve remaining as of the end of the previous fiscal year is reversed, and the provision for the current fiscal year is transferred to the reserve account. Differences that arise are recorded as provision for, or reversal of, underwriting reserve.

Underwriting reserves for medical and cancer insurance policies. Under the Insurance Business Law, each year Sony Assurance is required to set aside a "standard underwriting reserve", a certain minimum amount of underwriting reserve, to fund future claims payments. Sony Assurance calculates this minimum amount by the net level premium method. Under the net level premium method, Sony Assurance sets aside underwriting reserves assuming that the ratio of net premium (which is the portion of the premium covering insurance underwriting risk, based on factors such as morbidity rates, assumed rates of return on investments and other factors) to total premium paid remains constant over the payment term of the policy. The morbidity rates used in calculating the standard underwriting reserve are based on rates established by the Institute of Actuaries of Japan and confirmed by the FSA. The interest rates used in calculating the standard underwriting reserve are established by the FSA, regardless of the actual investment gains recorded by Sony Assurance. See "Supervision and Regulation—Our Life and Non-life Insurance Businesses—Policy Reserve". At the beginning of each fiscal year, the entire amount of the reserve remaining as of the end of the previous fiscal year is reversed, and the provision for the current fiscal year is transferred to the reserve account. Differences that arise are recorded as provision for, or reversal of, underwriting reserve.

Operating, General and Administrative Expenses

Operating, general and administrative expenses of our non-life insurance business consist primarily of advertising expenses, personnel expenses, outsourcing expenses, depreciation expenses and others. As a direct insurer, Sony Assurance relies on brand awareness and advertising to attract new policyholders to its products and retain existing policyholders. As a result, advertising expenses generally constitute a significant portion of its operating, general and administrative expenses, and advertising expenses fluctuate from period to period depending on the timing and scale of its promotional campaigns.

Factors Affecting the Results of Operations of Our Banking Business

Ordinary Revenues from Our Banking Business

Ordinary revenues from our banking business include interest income, fees and commissions, other operating income and other ordinary income.

Interest Income

Sony Bank's principal interest-earning assets are securities and mortgage loans. Over the course of Sony Bank's relatively short operating history, its balance of yen and foreign currency deposits has grown more quickly than its balance of loans. Because of this, Sony Bank's securities portfolio represents a larger percentage of its total assets than is typical of most other banks in Japan. Sony Bank views growing its balance of loans over the long-term as one of its management objectives.

Sony Bank's securities portfolio consists mainly of Japanese national government bonds, Japanese corporate bonds and foreign bonds. As of March 31, 2007 Sony Bank did not hold any equity securities, and the majority of the securities held by Sony Bank had credit ratings of AA or higher. Interest earned on Sony Bank's securities portfolio is affected by a number of factors, including:

- the average balances held;
- fluctuations in prevailing market interest rates;
- the relative proportion of yen-denominated and foreign currency-denominated investments;
- fluctuations in foreign exchange rates;
- the relative proportion of government bonds and corporate bonds;
- fluctuations in the duration of its investments; and
- the proportion of investments with corresponding hedge positions and the effectiveness of those hedge positions.

Interest on loans consists mostly of interest on mortgage loans. Interest on loans is affected by a number of factors, including:

- Sony Bank's success in increasing its balance of loans;
- industry competition;
- fluctuations in prevailing market interest rates;
- the relative proportion of mortgage loans and other loans to individuals, such as card loans, which have higher rates of interest and default than mortgage loans;
- the relative proportion of the balance of fixed-rate loans and variable rate loans;
- the average length of the fixed-rate term for fixed rate loans;
- the frequency and amount of borrower prepayments;
- fluctuations in the average per-loan balance;
- variations in borrower credit quality; and
- the proportion of fixed-rate loans with corresponding hedge positions and the effectiveness of those hedge positions.

Although Sony Bank has steadily increased its outstanding balance of mortgage loans in recent periods, competitive pressures have impacted the profitability of those loans.

Fees and Commissions

Sony Bank derives the significant majority of its fees and commissions from fees and commissions associated with the investment trust products that it sells. In addition, Sony Bank also derives a small portion of its fees and commissions from miscellaneous fees associated with its deposits and loans, including fees associated with its MONEYKit GLOBAL® cash card service, fund transfer fees and others.

Fees and commissions associated with sales of investment trust products include both up-front sales commissions earned at the time of sale and annual fees earned under contracts with the financial institutions that manage the investment trusts. The amount of sales of investment trust products in a given period, the aggregate balance of investment trust products held by customers, the mix of products, and competition, including market trends in the introduction of no-load products, all affect fees and commissions associated with Sony Bank's sales of investment trust products.

In recent years, there has been a general shift among Japanese individuals from lower-yielding deposit products such as bank and postal savings deposits to higher-yielding investment products. However, this shift towards higher-yielding investment products has been accompanied by intensifying competition within the Japanese retail financial services market. For example, price competition has intensified in recent periods with respect to relatively high-fee investment trust products, such as investment trusts that invest in foreign securities, and this price competition could have a negative effect on Sony Bank's fees and commissions.

Other Operating Income

Sony Bank's other operating income consists primarily of income from foreign exchange transactions, gains on sales of bonds and others, and gains on derivatives.

Income from foreign exchange transactions consists primarily of fees associated with Sony Bank's execution of foreign currency conversions on behalf of its accountholders and income associated with foreign exchange contracts entered into by Sony Bank as part of its investment activities associated with the foreign currency deposits of its accountholders. The primary factor affecting fees from the execution of foreign currency conversions on behalf of accountholders is overall volatility in foreign exchange rates, as higher volatility generally leads to an increase in the volume of foreign currency conversion transactions. The primary factors affecting income associated with foreign exchange contracts include fluctuations in the aggregate balance of foreign currency deposits, the aggregate notional amount of foreign exchange contracts entered into by Sony Bank, and domestic and foreign market interest rates, as well as fluctuations in the relative proportion of foreign currency deposits denominated in currencies with relatively high market interest rates and those with relatively low market interest rates.

Ordinary Expenses of Our Banking Business

Ordinary expenses of our banking business include interest expenses, fees and commissions, other operating expenses, general and administrative expenses and other ordinary expenses.

Interest Expenses

Sony Bank's interest-bearing liabilities consist primarily of retail deposits, including both yen deposits and foreign currency deposits. Factors affecting interest paid on deposits include:

- competition with deposit products offered by other banks and by Japan Post, as well as competition with retail investment products;
- the aggregate amount and relative proportion of yen deposits and foreign currency deposits, as well as the relative proportion of each separate denomination of foreign currency deposit;
- fluctuations in interest rates offered on yen deposits and each denomination of foreign currency deposit;
- the timing and frequency of promotional campaigns by Sony Bank that offer preferential interest rates on deposits under certain conditions;
- the relative proportion of ordinary deposits and time deposits; and
- the mix of remaining maturities of time deposits.

The recent prevailing trend in interest rates on retail deposits in Japan has been upwards due to the Bank of Japan's ending of its zero interest rate policy in the fiscal year ended March 31, 2007 and intensifying competition in Japan's financial services market.

Fees and Commissions

The fees and commissions that Sony Bank pays consist primarily of ATM usage fees paid on behalf of its accountholders. ATM usage fees vary according to the rates charged by owners of ATM networks and the volume of customer transactions. Fees and commissions paid to third-party sales agents for the marketing of Sony Bank mortgage loans also accounts for a portion of Sony Bank's fees and commissions.

Other Operating Expenses

Other operating expenses consist primarily of losses on sales of bonds and others associated with the management of Sony Bank's securities portfolio. Other operating expenses also include interest payments under swap transactions entered into by Sony Bank to hedge interest rate risks associated with its mortgage loans and other risks associated with the management of its investment securities, including movements in foreign currency interest rates.

General and Administrative Expenses

General and administrative expenses of our banking business consist primarily of personnel expenses, advertising expenses, depreciation, maintenance and repair costs and outsourcing expenses. Expenses related to investment in and operation of Sony Bank's information technology systems and personnel and outsourcing expenses account for a significant portion of its general and administrative expenses.

Recent Changes in Accounting Standards

Presentation of Net Assets on Balance Sheet

Statement No. 5 "Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) of The Accounting Standard Board of Japan, or the ASBJ, and ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) are applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. As a result of the issuance of these standards, the Enforcement Ordinance of the Banking Law and the Enforcement Ordinance of the Insurance Business Law were revised, and these revised laws apply to our subsidiaries from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, we adopted this new guidance and changed certain terminology used in our consolidated balance sheets as follows:

- "Stockholder's equity" has been renamed "net assets" and divided into "shareholder's equity", "valuation and translation adjustments" and "minority interests". The amount corresponding to conventional "stockholder's equity" as of March 31, 2007 was ¥266,162 million.
- "Deferred hedge losses" and "deferred hedge gains", which were included in "other assets" and "other liabilities", have been combined. The combined amount, net of corresponding taxes, is stated as "net deferred losses on hedging instruments, net of taxes". The deferred hedge losses as of March 31, 2006, which would be calculated based on the same method as of March 31, 2007, were ¥251 million.
- "Minority interests" has been reclassified under "net assets".
- "Property and equipment" has been divided into "tangible fixed assets", "intangible fixed assets" and "other assets".
- "Software" has been transferred from "other assets" to "intangible fixed assets".

Additionally, from the fiscal year ended March 31, 2007 we also prepare and disclose a consolidated statement of changes in net assets, in accordance with ASBJ Statement No. 6 "Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005) and ASBJ Guidance No. 9 "Guidance on Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005).

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with Japanese GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported during the period. See Note 1 to our consolidated annual financial statements included elsewhere in this offering circular for a discussion of significant accounting policies used in the preparation of our financial statements. On an ongoing basis, our management evaluates its estimates, which are based on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. The results of these evaluations form the basis for judgments about the valuation of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgments and estimates on the part of management in its application. Management believes that the following represent our critical accounting policies.

Policy Reserve

Policy reserve is established in amounts adequate to meet the estimated future obligations of policies in force. The reserve is computed by the net level premium method, which assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is a portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield, surrender rates and other factors. Generally these assumptions are "locked-in" upon the issuance of new insurance. While our management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our future insurance claims and other additional payments.

Reserve for Outstanding Claims

Pursuant to provisions of the Insurance Business Law, the reserve for outstanding claims, which represents the accumulation of the estimates for reported losses and includes provision for losses incurred but not reported, or IBNR, is established in amounts estimated to be sufficient to discharge all insurance claims and payments incurred. There are several sources of uncertainty we must consider in determining an estimate of the reserve for amounts that we will ultimately pay for such insurance claims and payments. Major uncertainties include the frequency of claims in light of the contingencies covered and the timing of required payments.

Reserve for Price Fluctuations

Pursuant to provisions of the Insurance Business Law, we maintain a reserve to cover losses due to price fluctuations in assets subject to market price volatility, particularly investments in stocks, bonds and foreign currency-denominated investments. This reserve may be used only to reduce deficits arising from price fluctuations of those assets. The provision for reserve for price fluctuations is charged to income as an extraordinary loss under Japanese GAAP. The Insurance Business Law establishes a minimum provision for each fiscal year and a maximum amount of reserve with parameters pursuant to a formula based on investment risk and other factors within which an insurance company may make provision for, or cause reversal of, the reserve for price fluctuations. We generally make provision for reserve for price fluctuations up to the maximum amount. If, however, we incur significant losses due to price fluctuations, a portion of the reserve may be reversed within the amount permitted under the Insurance Business Law. Depending on the economic environment, we intend to continue to make provision for reserve for price fluctuations and to reverse such reserve in years when losses arise on our investments.

Impairment of Securities

Available-for-sale securities and held-to-maturity debt securities are exposed to the risk of declines in their fair values. If the fair value of a security at a measurement date has declined in excess of 50% of its amortized cost, in the case of debt, or acquisition cost, in the case of equity, unless there is strong evidence that the fair value will recover substantially from the decline, the security is written down to its fair value by a charge to income. Our judgment of the possibility and magnitude of a future recovery in fair value may inherently rely on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carry-forwards. In establishing the appropriate amount of deferred tax assets, we evaluate available evidence, both positive and negative, concerning our future taxable income and other possible sources for realization of the deferred tax assets. Our judgment of the likelihood of realization of deferred tax assets may inherently rely on our subjective views concerning uncertainties with respect to future taxable income and other factors. As a result, the amount of actual taxable income may be different from our current estimates, which would result in a larger or smaller amount of deferred tax assets than have been recognized.

Reserve for Possible Loan Losses

The reserve for possible loan losses is established by each of our subsidiaries in accordance with self-assessment guidelines and write-off and reserve guidelines established at each subsidiary. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, we provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and other means. For other loans, we provide a general reserve by applying the historical loan loss ratio determined over certain periods. Deterioration of creditworthiness of borrowers in subsequent periods may result in recording additional reserves or write-offs in future periods.

Reserve for Employees' Retirement Benefits

Employees' retirement benefits costs and obligations are dependent on certain assumptions including discount rates and retirement rates, which are based upon current statistical data, as well as expected return on plan assets and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized costs and the recorded obligations for employees' retirement benefits plans in future periods. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our obligations and future costs. See Note 17 to our consolidated annual financial statements included elsewhere in this offering circular.

Impairment of Tangible Fixed Assets

If the carrying value of a tangible fixed asset is considered impaired, an impairment loss is recorded for the amount by which the book value of the asset exceeds its recoverable amount. The recoverable amount is based on the value in use and the net realizable value. The value in use is calculated by discounting future cash flows. The net realizable value is calculated by subtracting the estimated costs of disposal from appraisal value. While we believe that our estimates of future cash flows and appraisal value are reasonable, changes in estimates resulting in lower future cash flows and appraisal value due to changes in usage of those assets and falling real estate prices could lead to different conclusions regarding the need to recognize impairments in value.

Differences from Accounting Principles Used by Sony Corporation

Our financial statements are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which differ in certain significant respects from accounting principles generally accepted in other countries, as well as International Financial Reporting Standards (IFRS). For example, there are significant differences between Japanese GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, including with respect to recognition of insurance acquisition costs, establishment of policy reserves and accounting for convertible bonds, among others. We are a consolidated subsidiary of Sony Corporation, whose financial statements are prepared in accordance with U.S. GAAP. Although our results of operations represent a significant portion of the results of operations of Sony Corporation's financial services segment, because of the differences in accounting principles, the results of operations of Sony Corporation's financial services segment are not comparable to our Japanese GAAP results of operations. We have never prepared U.S. GAAP financial statements on a stand-alone basis and we have no current intention to prepare any quantitative reconciliation of our Japanese GAAP results to U.S. GAAP or any other accounting principles.

Recent Developments and Outlook

Unaudited Consolidated Results of Operations for the Three Months Ended June 30, 2007

We have prepared the unaudited consolidated financial information for the three months ended June 30, 2007 set forth below as part of our preparations for the listing of our shares on the Tokyo Stock Exchange. Upon final approval of our shares for listing, we will be required to disclose quarterly consolidated financial information on an ongoing basis in accordance with the rules of the Tokyo Stock Exchange. This quarterly financial information is not required to be, and has not been, audited or reviewed by our independent accountants.

Compared to our annual consolidated financial statements prepared under Japanese GAAP, we use simplified accounting methods to prepare our unaudited consolidated quarterly financial information. The following, among others, are some of the significant differences between the simplified accounting methods we use to prepare our quarterly consolidated financial information and the accounting methods we use to prepare our annual consolidated financial statements:

- In our life insurance and non-life insurance businesses, at fiscal year-end we calculate and make provisions for a certain portion of the policy reserve for that fiscal year based upon the cash flow analysis included in the written opinion of a qualified actuary with respect to that fiscal year. At the close of the first quarter of the fiscal year, no such written opinion is prepared and no provision for that portion of the policy reserve is made. Accordingly, the amount of such portion of the policy reserve remains unchanged from the end of the previous fiscal year.
- In our life insurance business, at fiscal year-end we calculate and make a provision for reserve for policyholders' dividends for that fiscal year based on the applicable dividend level rate of return, which we calculate based on the actual rate of return on separate account assets. In contrast, at the close of the first quarter of the fiscal year, we make a provision for reserve for policyholders' dividends for that fiscal quarter using the same dividend level rate of return that was used at the end of the previous fiscal year, regardless of the actual rate of return on separate account assets during that fiscal quarter.
- In determining the level of valuation allowance for deferred tax assets at the close of the first quarter of the fiscal year, we utilize the taxable income projections that were applied to the previous fiscal year rather than generating new taxable income projections.

As a result of these significant differences in accounting methods, the quarterly financial information set forth below is not comparable with the financial information for our annual fiscal periods included elsewhere in this offering circular and should not be so compared. In addition, our results of operations are subject to fluctuations and the quarterly financial information set forth below is not necessarily indicative of our results of operations for the six months ending September 30, 2007, for the fiscal year ending March 31, 2008, or for any other period.

We intend to continue to apply simplified accounting methods in preparing our quarterly consolidated financial information in the future, until Japanese GAAP guidance for the preparation of quarterly financial information is issued. We may need to change the simplified accounting methods we currently use in order to comply with any such new Japanese GAAP guidance.

The table below sets forth our unaudited consolidated quarterly financial data for the three months ended June 30, 2007.

		For the three months ended June 30, 2007
		(in millions of yen)
Ordinary revenues:		
Ordinary revenues from the life insurance business	¥	193,688
Ordinary revenues from the non-life insurance business		14,148
Ordinary revenues from the banking business		5,372
Total ordinary revenues		213,209
Ordinary expenses:		
Ordinary expenses from the life insurance business		181,679
Ordinary expenses from the non-life insurance business		13,438
Ordinary expenses from the banking business		4,684
Total ordinary expenses		199,802
Ordinary profit		13,406
Net extraordinary losses		(1,645)
Provision for reserve for policyholders' dividends		511
Income before income taxes		11,249
Income taxes:		
Current		4,902
Deferred		(1,026)
Minority interests		(61)
Net income	¥	7,312

On a segment accounting basis, ordinary revenues from the life insurance business for the three months ended June 30, 2007 were ¥193,986 million, from the non-life insurance business were ¥14,157 million and from the banking business were ¥5,382 million. Also on a segment accounting basis, ordinary profit from the life insurance business for the three months ended June 30, 2007 was ¥12,263 million, from the non-life insurance business was ¥617 million and from the banking business was ¥509 million.

Outlook for the Six Months Ending September 30, 2007 and the Fiscal Year Ending March 31, 2008

Our results of operations for the six months ending September 30, 2007 have not yet been determined and continue to be subject to significant uncertainties. However, in response to Tokyo Stock Exchange disclosure requirements, on September 4, 2007, we forecast that our ordinary profit and our net income for the six months ending September 30, 2007 will be lower than our ordinary profit of ¥17,862 million and our net income of ¥11,006 million for the six months ended September 30, 2006. Considerations reflected in our forecast for the six months ending September 30, 2007 include a cautious outlook on investment returns and the amount of provision for contingency reserve in the first half of the current fiscal year as compared to the first half of the previous fiscal year.

It is too early in the fiscal year to accurately forecast our results of operations for the fiscal year ending March 31, 2008. However, on September 4, 2007, despite our forecast that ordinary profit and net income for the first half of the fiscal year ending March 31, 2008 will be lower than our ordinary profit and net income for the first half of the fiscal year ended March 31, 2007, we also forecast, in line with expected growth in our business, that our full-year ordinary profit and net income for the fiscal year ending March 31, 2008 will increase as compared to our full-year ordinary profit and net income for the fiscal year ended March 31, 2007.

The expectations described above are forward-looking statements based upon the assumptions and beliefs of our management as of the time of our forecast announcement on September 4, 2007 regarding demand for our products and services, our market environment, general economic conditions and other factors and are subject to the qualifications under "Forward-looking Statements" on page vii of this offering circular. Our actual results of operations could vary significantly from the expected results described above and could be influenced by a number of factors, including those discussed elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Risk Factors".

Results of Operations

Our consolidated operating results are segmented into the life insurance, non-life insurance and banking businesses. In the following section, we first provide an overview of our consolidated results of operations for the three-year period ended March 31, 2007. Following that, we review the operating performance over the same period in each of our business segments.

Consolidated Results of Operations

The following table sets forth certain information relating to our consolidated results of operations for the fiscal years ended March 31, 2005, 2006 and 2007:

	For the year ended March 31,		
	2005	2006	2007
	(in millions of yen)		
Ordinary revenues:			
Ordinary revenues from the life insurance business	¥603,775	¥695,876	¥688,854
Ordinary revenues from the non-life insurance business	38,149	45,680	50,988
Ordinary revenues from the banking business	11,335	17,154	19,437
Total ordinary revenues	653,259	758,711	759,280
Ordinary expenses:			
Ordinary expenses from the life insurance business	587,052	672,162	674,822
Ordinary expenses from the non-life insurance business	40,666	46,098	48,610
Ordinary expenses from the banking business	13,272	15,072	17,493
Total ordinary expenses	640,990	733,333	740,926
Ordinary profit	12,269	25,377	18,354
Net extraordinary gains (losses)	(516)	(7,555)	(811)
Provision for reserve for policyholders' dividends	519	1,491	2,057
Income before income taxes	11,233	16,330	15,485
Income taxes:			
Current	13,570	17,236	20,270
Deferred	(8,428)	(12,871)	(14,929)
Minority interests	284	(427)	(123)
Net income	¥ 6,375	¥ 11,537	¥ 10,021

Consolidated Analysis—Comparison of the Fiscal Years Ended March 31, 2007 and March 31, 2006

Ordinary Revenues

Our total ordinary revenues for the fiscal year ended March 31, 2007 were ¥759,280 million, an increase of ¥569 million, or 0.1%, from ¥758,711 million in the previous fiscal year. This overall increase was the combined result of increases of ¥5,308 million in ordinary revenues from our non-life insurance business and ¥2,283 million in ordinary revenues from our banking business, which were partially offset by a ¥7,022 million decrease in ordinary revenues from our life insurance business.

The decrease in ordinary revenues from our life insurance business reflected a decrease in investment income after strong increases in Japanese stock prices in the prior fiscal year that more than offset continued growth in income from insurance premiums. The increase in ordinary revenues from our non-life insurance business was primarily the result of an increase in underwriting income associated with continued growth in the number of automobile and other insurance policies. The increase in ordinary revenues from our banking business was primarily the result of an increase in interest income resulting from an increase in the balance of investment assets due to business expansion, which more than offset a decrease in other operating income.

Ordinary Expenses

Our total ordinary expenses increased ¥7,593 million, or 1.0%, to ¥740,926 million in the fiscal year ended March 31, 2007 from ¥733,333 million in the fiscal year ended March 31, 2006. This increase was the combined result of a ¥2,660 million increase in ordinary expenses from our life insurance business, a ¥2,512 million increase in ordinary expenses from our non-life insurance business and a ¥2,421 million increase in ordinary expenses from our banking business.

The increase in ordinary expenses of our life insurance business mainly reflected increases in operating expenses, provision for policy reserve and others, investment expenses and other ordinary expenses, which were only partially offset by a decrease in insurance claims and other payments. The increase in ordinary expenses of our non-life insurance business was the result of an increase in underwriting expenses associated with growth in policy sales, offset in part by a decrease in operating, general and administrative expenses, including advertising expenses. The increase in ordinary expenses of our banking business was primarily the result of an increase in interest expenses.

Ordinary Profit

As decreases in ordinary profit from our life insurance business and our banking business more than offset an improvement in our non-life insurance business, we recorded ordinary profit of ¥18,354 million in the fiscal year ended March 31, 2007, a decrease of ¥7,023 million, or 27.7%, compared to ¥25,377 million in the prior fiscal year.

Net Extraordinary Gains (Losses)

We recorded net extraordinary losses of ¥811 million in the fiscal year ended March 31, 2007, as compared to net extraordinary losses of ¥7,555 million in the fiscal year ended March 31, 2006. The higher level of net extraordinary losses in the fiscal year ended March 31, 2006 was primarily the result of a ¥7,451 million provision for reserve for price fluctuations in that period. This comparatively large provision for reserve for price fluctuations in the prior fiscal year was mainly due to an increase in the balance of Japanese stocks held by Sony Life during the period, primarily as the result of the conversion of convertible bonds. For a discussion of the reserve for price fluctuations, see "—Critical Accounting Policies—Reserve for Price Fluctuations".

Provision for Reserve for Policyholders' Dividends

Provision for reserve for policyholders' dividends increased ¥565 million, or 37.9%, from ¥1,491 million in the fiscal year ended March 31, 2006 to ¥2,057 million in the fiscal year ended March 31, 2007. This increase was primarily due to an increase in dividends paid under group insurance policies. This increase was the result of actual mortality rates falling short of the assumed mortality rates that were used at the time the group insurance policies were entered into. In the event that assumed mortality rates exceed actual mortality rates, a portion of the premiums equivalent to the excess mortality margin is returned by Sony Life in the form of dividends.

Income before Income Taxes

As a result of the foregoing, income before income taxes decreased ¥845 million, or 5.2%, from ¥16,330 million in the fiscal year ended March 31, 2006 to ¥15,485 million in the fiscal year ended March 31, 2007.

Income Taxes

Current income taxes increased ¥3,033 million, or 17.6%, to ¥20,270 million in the fiscal year ended March 31, 2007 from ¥17,236 million in the fiscal year ended March 31, 2006. This increase was primarily due to increases in taxable income of Sony Life and Sony Assurance. In the case of Sony Life, the increase in provision for policy reserve during the fiscal year ended March 31, 2007 is not deductible for tax purposes when recorded. Deferred income taxes increased ¥2,058 million to ¥14,929 million in the fiscal year ended March 31, 2007 from ¥12,871 million in the fiscal year ended March 31, 2006. This increase was primarily the result of an increase in temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In particular, the increase in deferred income taxes in the fiscal year ended March 31, 2007 was primarily the result of an increase in temporary differences associated with the increase in provision for policy reserve of Sony Life, which was not treated as an expense for tax purposes during the period.

Minority Interests

Minority interests in income of Sony Bank were ¥123 million in the fiscal year ended March 31, 2007 compared to ¥427 million in the fiscal year ended March 31, 2006.

Net Income

As the decline in ordinary profit and the increase in income taxes more than offset the decrease in net extraordinary losses, net income decreased ¥1,516 million, or 13.1%, from ¥11,537 million in the fiscal year ended March 31, 2006 to ¥10,021 million in the fiscal year ended March 31, 2007.

Consolidated Analysis—Comparison of the Fiscal Years Ended March 31, 2006 and March 31, 2005

Ordinary Revenues

Our ordinary revenues increased ¥105,452 million, or 16.1%, to ¥758,711 million in the fiscal year ended March 31, 2006 from ¥653,259 million in the prior fiscal year. This increase was the combined result of a ¥92,101 million increase in ordinary revenues from our life insurance business, a ¥7,531 million increase in ordinary revenues from our non-life insurance business and a ¥5,819 million increase in ordinary revenues from our banking business.

The increase in ordinary revenues from our life insurance business reflected mainly a strong increase in investment income associated with favorable equity market conditions in Japan as well as continued growth in income from insurance premiums. The increase in ordinary revenues from our non-life insurance business was primarily the result of an increase in underwriting income associated with steady growth in the number of automobile insurance policies. The ¥5,819 million increase in ordinary revenues from our banking business was primarily the result of increases in interest income on loans and securities and other operating income, including gains on derivatives and income from foreign exchange transactions.

Ordinary Expenses

Our ordinary expenses increased ¥92,342 million, or 14.4%, to ¥733,333 million in the fiscal year ended March 31, 2006 from ¥640,990 million in the prior fiscal year. This increase was the combined result of an ¥85,110 million increase in our life insurance business, a ¥5,432 million increase in our non-life insurance business and a ¥1,800 million increase in our banking business.

The increase in ordinary expenses of our life insurance business reflected mainly an increase in provision for policy reserve, primarily due to a significant increase in gains on separate accounts, net during the period, and an increase in insurance claims and other payments. The increase in ordinary expenses of our non-life insurance business was mainly due to an increase in underwriting expenses associated with increased payments under automobile insurance policies resulting from an increase in the number of policies outstanding. The increase in ordinary expenses of our banking business was primarily the result of an increase in interest expenses, primarily interest paid on deposits.

Ordinary Profit

Growth in ordinary revenues outpaced growth in ordinary expenses in each of our businesses due to the strong investment performance of Sony Life and the benefits of the increasing scale of operations at Sony Assurance and Sony Bank. As a result, we recorded ordinary profit of ¥25,377 million in the fiscal year ended March 31, 2006, an increase of ¥13,108 million, or 106.8%, compared to ordinary profit of ¥12,269 million in the prior fiscal year.

Net Extraordinary Gains (Losses)

We recorded extraordinary losses of ¥7,555 million in the fiscal year ended March 31, 2006, an increase of ¥7,039 million from net extraordinary losses of ¥516 million in the prior fiscal year. The increase in extraordinary losses was primarily the result of an increase in provision for reserve for price fluctuations from a ¥442 million provision in the fiscal year ended March 31, 2005 to a ¥7,451 million provision in the fiscal year ended March 31, 2006 due to an increase in the balance of Japanese stocks held by Sony Life, primarily as the result of the conversion of convertible bonds. For a discussion of the reserve for price fluctuations, see "—Critical Accounting Policies—Reserve for Price Fluctuations".

Provision for Reserve for Policyholders' Dividends

Provision for reserve for policyholders' dividends increased ¥971 million, or 187.0%, from ¥519 million in the fiscal year ended March 31, 2005 to ¥1,491 million in the fiscal year ended March 31, 2006. This increase was mainly due to an increase in dividends paid under group insurance policies. This increase was the result of actual mortality rates falling short of the assumed mortality rates that were used at the time the group insurance policies were entered into. In the event that assumed mortality rates exceed actual mortality rates, a portion of the premiums equivalent to the excess mortality margin is returned by Sony Life in the form of dividends.

Income before Income Taxes

As a result of the foregoing, income before income taxes increased ¥5,097 million, or 45.4%, from ¥11,233 million in the fiscal year ended March 31, 2005 to ¥16,330 million in the fiscal year ended March 31, 2006.

Income Taxes

Current income taxes increased ¥3,666 million, or 27.0%, to ¥17,236 million in the fiscal year ended March 31, 2006 from ¥13,570 million in the fiscal year ended March 31, 2005. This increase was primarily the result of increases in taxable income of Sony Life and Sony Assurance. In the case of Sony Life, the increase in provision for contingency reserve during the fiscal year ended March 31, 2006 is not deductible for tax purposes when recorded. Deferred income taxes increased ¥4,442 million to ¥12,871 million in the fiscal year ended March 31, 2006. This increase primarily resulted from an increase in temporary differences associated with the increase in provision for policy reserve of Sony Life.

Minority Interests

Minority interests of ¥427 million in income of subsidiaries in the fiscal year ended March 31, 2006 as compared to minority interests of ¥284 million in losses of subsidiaries in the prior fiscal year reflected the improved financial results of Sony Bank.

Net Income

As a result of the foregoing, net income increased ¥5,162 million, or 81.0%, from ¥6,375 million in the fiscal year ended March 31, 2005 to ¥11,537 million in the fiscal year ended March 31, 2006.

Segment Analysis—Results of Operations of Our Life Insurance Business

The following table sets forth certain information relating to the results of operations of our life insurance business for the fiscal years ended March 31, 2005, 2006 and 2007, before consolidation adjustments:

	For the year ended March 31,		
	2005	**2006**	**2007**
	(in millions of yen)		
Ordinary revenues from the life insurance business:			
Income from insurance premiums	¥551,642	¥580,564	¥605,634
Investment income	50,254	108,613	78,928
Other ordinary income	2,390	7,507	5,308
Total	604,288	696,685	689,871
Ordinary expenses from the life insurance business:			
Insurance claims and other payments	194,141	231,885	219,352
Provision for policy reserve and others	299,508	344,939	349,666
Investment expenses	5,115	4,610	8,231
Operating expenses	79,816	82,170	87,478
Other ordinary expenses	8,557	8,700	10,254
Total	587,139	672,306	674,983
Ordinary profit from the life insurance business	17,148	24,379	14,888

The following table sets forth a breakdown of Sony Life's premiums by product line for the periods indicated, on a non-consolidated basis:

	For the year ended March 31,		
	2005	2006	2007
	(millions of yen)		
Individual insurance products	¥535,390	¥559,390	¥583,438
Individual annuity products	6,243	10,966	12,274
Group insurance products	2,410	2,720	2,793
Group annuity products	6,195	6,128	5,033
Total(1)	¥550,304	¥579,267	¥603,611

Note: Figures presented in the table above do not total because the premiums for individual insurance products, individual annuity products, group insurance products and group annuity products as presented above do not include ceded reinsurance commissions received and certain other items.

Premiums from individual insurance products and individual annuity products have increased on a year-to-year basis in each of the fiscal years ended March 31, 2006 and 2007. The increase in premiums from individual insurance products in the fiscal year ended March 31, 2006 was primarily the result of an increase in total policy amount in force of individual insurance as well as an improvement in the lapse and surrender rate for individual insurance products on a policy amount basis, while the increase in premiums from individual insurance products in the fiscal year ended March 31, 2007 was primarily the result of an increase in total policy amount in force of individual insurance as well as increased sales of nursing-care insurance. The increase in premiums from individual annuity products in each of the fiscal years ended March 31, 2006 and 2007 was primarily the result of increased sales of individual variable annuity products.

The differences between the non-consolidated total premiums of Sony Life shown in the table immediately above and consolidated income from insurance premiums from our life insurance business are primarily the result of the elimination of intercompany transactions in our consolidated accounts.

The following table sets forth changes in the composition of the number and policy amounts in force of Sony Life's individual insurance products for the fiscal years ended March 31, 2005, 2006 and 2007:

	As of or for the year ended March 31,					
	2005		2006		2007	
	Number of Policies	Policy Amount	Number of Policies	Policy Amount	Number of Policies	Policy Amount
	(millions of yen, except percentages and numbers of policies)					
At the beginning of the year	3,233,381	¥26,122,855	3,535,504	¥27,680,259	3,815,525	¥28,908,802
Increases due to:						
New policies	530,404	3,699,791	507,047	3,361,271	510,989	3,396,867
Renewals	15,895	36,907	16,468	38,645	16,627	44,937
Reinstatements	25,385	157,621	24,634	153,354	22,474	136,088
Increase in coverage amount	–	2,393	–	2,405	–	2,994
Other	644	27,607	656	70,326	987	59,117
Decreases due to:						
Death	4,712	41,614	5,399	47,056	5,692	47,373
Maturity	25,894	76,596	32,387	100,277	25,302	78,899
Decrease in coverage amount	–	177,484	–	163,032	–	168,903
Surrender	181,699	1,285,357	177,299	1,282,516	174,725	1,370,063
Lapse	56,387	366,475	52,200	336,497	47,736	305,906
Other	1,513	419,389	1,499	468,079	3,209	539,543
At the end of the year	3,535,504	27,680,259	3,815,525	28,908,802	4,109,938	30,038,118
Net increase (decrease)	302,123	1,557,404	280,021	1,228,542	294,413	1,129,315
Percentage increase (decrease)	9.3%	6.0%	7.9%	4.4%	7.7%	3.9%

The following table sets forth changes in the composition of the number and policy amounts in force of Sony Life's individual annuity products for the fiscal years ended March 31, 2005, 2006 and 2007:

	As of or for the year ended March 31,					
	2005		2006		2007	
	Number of Policies	Policy Amount[1]	Number of Policies	Policy Amount[1]	Number of Policies	Policy Amount[1]
	(millions of yen, except percentages and numbers of policies)					
At the beginning of the year	20,218	¥119,783	24,077	¥143,225	29,977	¥175,735
Increases due to:						
New policies	4,482	24,421	5,900	30,864	6,323	32,590
Reinstatements	114	646	147	959	192	1,022
Other	383	4,567	1,114	8,339	947	5,244
Decreases due to:						
Death	12	58	18	58	18	62
Decrease in coverage amount	–	479	–	738	–	30
Surrender	754	3,763	335	4,473	974	5,355
Lapse	228	1,178	256	1,472	322	1,686
Other	126	713	152	910	188	1,084
At the end of the year	24,077	143,225	29,977	175,735	35,937	206,374
Net increase (decrease)	3,859	23,441	5,900	32,510	5,960	30,638
Percentage increase (decrease)	19.1%	19.6%	24.5%	22.7%	19.9%	17.4%

Note: Policy amounts for individual annuity products are equal to the sum of (a) the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and (b) the amount of policy reserve for an annuity for which payments have commenced. Because the amount of policy reserves changes over time, in contrast to the static nature of policy amounts of insurance policies, the amount of net increase (decrease) in the policy amount column does not match the total of the individual items.

The following table sets forth changes in the composition of the number and policy amounts in force of Sony Life's group insurance products for the fiscal years ended March 31, 2005, 2006 and 2007:

	As of or for the year ended March 31,					
	2005		2006		2007	
	Number of Insured	Policy Amount	Number of Insured	Policy Amount	Number of Insured	Policy Amount
	(millions of yen, except percentages and numbers of insured)					
At the beginning of the year	4,160,182	¥827,428	3,917,239	¥816,003	3,649,961	¥923,289
Increases due to:						
New policies	38,820	7,384	20,663	9,090	14,492	7,757
Renewals	218,888	327,045	243,244	339,993	213,797	327,219
Reinstatements	10	29	24	240	14	140
New participants added under existing policies	130,274	87,615	88,391	141,800	72,007	104,833
Increase in coverage amount	1,371	4,094	1,049	1,543	3,417	9,735
Other	14,321	6,661	594	29,859	239	66
Decreases due to:						
Death	14,430	1,539	13,362	1,542	12,735	1,356
Maturity	233,174	348,375	251,839	324,822	266,734	367,949
Withdrawal	396,516	54,768	354,181	54,109	304,968	44,566
Decrease in coverage amount	36,889	34,663	77,917	32,813	121,191	38,321
Surrender	593	1,083	537	1,409	170	539
Lapse	23	77	43	335	117	1,200
Other	520	3,716	232	188	67	10,893
At the end of the year	3,917,239	816,003	3,649,961	923,289	3,365,719	908,179
Net increase (decrease)	(242,943)	(11,424)	(267,278)	107,285	(284,242)	(15,109)
Percentage increase (decrease)	(5.8)%	(1.4)%	(6.8)%	13.1%	(7.8)%	(1.6)%

Note: Policy amounts reflect the sum of the principal protection portion of death-protection insurance products, mixed insurance products and annuity payment riders.

The following table sets forth changes in the composition of the number and policy amounts in force of Sony Life's group annuity products for the fiscal years ended March 31, 2005, 2006 and 2007:

	As of or for the year ended March 31,					
	2005		2006		2007	
	Number of Insured[1]	Policy Amount[2]	Number of Insured[1]	Policy Amount[2]	Number of Insured[1]	Policy Amount[2]
	(millions of yen, except percentages and numbers of insured)					
At the beginning of the year[3]	366,186	¥67,107	384,231	¥69,017	395,251	¥71,400
Increases due to:						
New policies[4]	–	–	20,890	1,748	196	44
Decreases due to:						
Annuity payments	164,853	1,231	175,652	1,353	184,521	1,428
Lump sum payments	18,268	3,625	17,051	3,038	18,747	2,898
Surrender	1,051	116	96	38	1,905	152
At the end of the year[3]	384,231	69,017	395,251	71,400	388,041	72,633
Net increase (decrease)	18,045	1,909	11,020	2,383	(7,210)	1,232
Percentage increase (decrease)	4.9%	2.8%	2.9%	3.5%	(1.8)%	1.7%

Notes:

(1) The table above does not include new insured persons entered, and insured persons exiting without benefit payments, with respect to existing group annuity contracts during each respective period. As a result, the amount of net increase (decrease) in the number of insured column does not match the total of the individual items.

(2) Because the amount of policy reserve changes over time, in contrast to the static nature of policy amounts of insurance policies, the amount of net increase in the policy amount column does not match the total of the individual items.

(3) Policy amount at the beginning of the year and policy amount at the end of the year reflect the amount of policy reserve as of the respective dates.

(4) New policy amounts are equal to the sum of the initial premium payments under the relevant policies.

As shown in the tables above, the number of individual insurance policies and the total individual insurance policy amount have increased steadily in each of the three fiscal years ended March 31, 2007. The number of individual insurance policies increased 9.3% in the fiscal year ended March 31, 2005, 7.9% in the fiscal year ended March 31, 2006 and 7.7% in the fiscal year ended March 31, 2007. Over the same period, the number of individual annuity policies and the individual annuity policy amount maintained strong growth. The number of individual annuity policies increased 19.1% in the fiscal year ended March 31, 2005, 24.5% in the fiscal year ended March 31, 2006 and 19.9% in the fiscal year ended March 31, 2007. As of March 31, 2007, Sony Life had 4,109,938 individual insurance policies with a total policy amount of ¥30,038.1 billion and 35,937 individual annuity policies with a total policy amount of ¥206,374 million.

Separate Accounts

Assets related to Sony Life's individual variable insurance products and individual variable annuity products are held in Sony Life's separate accounts. Separate account assets and liabilities represent funds that are administered and invested by Sony Life to meet specific investment objectives of policyholders and for which such policyholders bear the investment risk of the invested assets.

The following table sets forth the policy amount in force for individual variable insurance products and individual variable annuity products as of the dates indicated, on a non-consolidated basis:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Individual variable insurance products	¥4,357,188	¥4,747,292	¥5,335,195
Individual variable annuity products[1]	52,823	72,013	93,934

Note: Policy amounts for individual variable annuity products are equal to (a) the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and (b) the amount of policy reserve for an annuity for which payments have commenced.

As of March 31, 2007, domestic and foreign stocks accounted for 27.2% of the assets in Sony Life's separate accounts.

Ordinary Revenues from Our Life Insurance Business

Ordinary revenues from our life insurance business decreased ¥6,814 million, or 1.0%, to ¥689,871 million in the fiscal year ended March 31, 2007 from ¥696,685 million in the prior fiscal year. This decrease primarily reflected a decrease in investment income, which more than offset continued growth in income from insurance premiums.

Income from Insurance Premiums

Income from insurance premiums in our life insurance business increased ¥25,069 million, or 4.3%, to ¥605,634 million in the fiscal year ended March 31, 2007 from ¥580,564 million in the prior fiscal year. The increase reflected primarily an increase in total policy amount in force of individual insurance products in the fiscal year ended March 31, 2007 as compared with the prior year. The increase was also due in part to increased sales of nursing-care insurance products and insurance products for corporate customers.

Net Investment Income

Net investment income from our life insurance business decreased ¥33,305 million, or 32.0%, to ¥70,697 million in the fiscal year ended March 31, 2007 from ¥104,002 million in the prior fiscal year. The following table shows a breakdown of Sony Life's net investment income in the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(millions of yen)	
Investment income:		
Interest income and dividends	¥ 26,778	¥34,508
Income from monetary trusts, net	19,558	12,169
Income from trading securities, net	–	1,708
Gains on sale of securities	6,583	11,952
Gains on redemption of securities	5,342	542
Gains on derivatives, net	825	3,061
Other investment income	0	0
Gains on separate accounts, net	49,524	14,985
Total investment income	108,613	78,928
Investment expenses:		
Interest expenses	9	7
Losses on trading securities, net	647	–
Losses on sale of securities	276	148
Devaluation losses on securities	–	66
Losses on redemption of securities	212	601
Foreign exchange losses, net	37	43
Provision for reserve for possible loan losses	6	24
Depreciation of real estate for rent and others	523	1,974
Other investment expenses	2,896	5,364
Total investment expenses	4,610	8,231
Net investment income	¥104,002	¥70,697

The decrease in investment income reflected mainly weaker stock market performance in Japan during the fiscal year ended March 31, 2007 after strong gains in the year ended March 31, 2006. Primarily as a result of these market trends, gains on separate accounts decreased to ¥14,985 million for the fiscal year ended March 31, 2007 compared to ¥49,524 million in the prior fiscal year. The weaker stock market performance also contributed to a ¥7,389 million decrease in income from monetary trusts, net. Investment expenses increased by ¥3,620 million, primarily due to an increase in other investment expenses, which was due in part to one-time tax payments associated with the acquisition of real estate, as well as maintenance and other expenses related to investment properties. The increase in investment expenses was also due in part to an increase in depreciation of real estate for rent and others, primarily associated with the completion of the Sony City office building, which Sony Life is leasing to Sony Corporation.

The above factors were partially offset by a ¥7,729 million increase in interest income and dividends, associated with overall increases in holdings of investment securities, and a ¥5,496 million increase in net gains on sale of securities in the year ended March 31, 2007.

Other Ordinary Income

Other ordinary income decreased ¥2,198 million, or 29.3%, to ¥5,308 million in the fiscal year ended March 31, 2007 from ¥7,507 million in the fiscal year ended March 31, 2006. This decrease was mainly due to a decrease in income from annuity riders resulting from a decrease in the number of policyholders that purchased annuity riders in the fiscal year ended March 31, 2007 compared to the prior fiscal year.

Ordinary Expenses of Our Life Insurance Business

Ordinary expenses of our life insurance business increased ¥2,676 million, or 0.4%, to ¥674,983 million in the fiscal year ended March 31, 2007 compared to ¥672,306 million in the prior fiscal year. This increase mainly reflected increases in operating expenses, provision for policy reserve and others, investment losses and other ordinary expenses, which were only partially offset by a decrease in insurance claims and other payments.

Insurance Claims and Other Payments

Insurance claims and other payments decreased ¥12,532 million, or 5.4%, to ¥219,352 million in the fiscal year ended March 31, 2007 from ¥231,885 million in the prior fiscal year. The decrease was mainly the result of a decrease in payments made upon the maturity of existing policies in the fiscal year ended March 31, 2007 as compared to the prior fiscal year. Such payments were particularly high in the fiscal year ended March 31, 2006 due to an increase in the amount of endowment insurance products sold ten years earlier, in the fiscal year ended March 31, 1996, immediately prior to an increase in the premium rates on those products.

Provision for Policy Reserve and Others

Provision for policy reserve and others increased ¥4,727 million, or 1.4%, to ¥349,666 million in the fiscal year ended March 31, 2007 from ¥344,939 million in the prior fiscal year. The increase was mainly due to a one-time ¥31,162 million provision for policy reserve recorded in the fiscal year ended March 31, 2007. This one-time provision for policy reserve related to certain insurance policies for which Sony Life had identified a risk that policyholder premiums, as calculated based on the then-applicable assumed rates of return on investments and assumed mortality rates, could be insufficient to cover Sony Life's future payment obligations under those policies. This one-time provision for policy reserve related to all future liabilities for payment under the relevant policies. The risk that policyholder premiums could be insufficient to cover Sony Life's future payment obligations under those policies arose as a result of a change in the fiscal year ended March 31, 2007 to Sony Life's method of calculating net level premiums. This change in calculation method was made with the approval of the Commissioner of the FSA.

The increase in the provision for policy reserve during the fiscal year ended March 31, 2007 resulting from this one-time provision more than offset a decrease in provision for contingency reserve. The provision for contingency reserve was smaller in the fiscal year ended March 31, 2007 than in the previous fiscal year in part due to a significant increase in Japanese stock prices in the fiscal year ended March 31, 2006 that resulted in particularly large provisions.

Operating Expenses

Operating expenses increased ¥5,307 million, or 6.5%, to ¥87,478 million in the fiscal year ended March 31, 2007 from ¥82,170 million in the prior fiscal year. The increase was primarily the result of an increase in expenses associated with improvements to Sony Life's information technology systems and an increase in personnel costs.

Other Ordinary Expenses

Other ordinary expenses increased ¥1,553 million, or 17.9%, to ¥10,254 million in the fiscal year ended March 31, 2007 from ¥8,700 million in the prior fiscal year. The increase was primarily the result of increases in payments of deferred claims, taxes other than income taxes and others.

Ordinary Profit from Our Life Insurance Business

As a result of the foregoing, ordinary profit from our life insurance business for the fiscal year ended March 31, 2007 was ¥14,888 million, a decrease of ¥9,491 million, or 38.9%, compared to ¥24,379 million for the prior fiscal year.

Ordinary Revenues from Our Life Insurance Business

Ordinary revenues from our life insurance business increased ¥92,397 million, or 15.3%, to ¥696,685 million in the fiscal year ended March 31, 2006 compared to ¥604,228 million in the prior fiscal year. This increase mainly reflected a strong increase in investment income associated with favorable equity market conditions in Japan as well as continued growth in income from insurance premiums.

Income from Insurance Premiums

Income from insurance premiums in our life insurance business increased ¥28,922 million, or 5.2%, to ¥580,564 million in the fiscal year ended March 31, 2006 from ¥551,642 million in the fiscal year ended March 31, 2005. The increase reflected primarily an increase in total policy amount in force of individual insurance products in the fiscal year ended March 31, 2006 as compared with the prior fiscal year, as well as an improvement in the lapse and surrender rate for individual insurance products on a policy amount basis. The total amount of new insurance policies sold in the year ended March 31, 2006 declined 8.9% when compared to the prior year, as lower sales of individual insurance products more than offset growth in new sales of individual annuity products, group insurance products and group annuity products.

Net Investment Income

Net investment income from our life insurance business increased ¥58,863 million, or 130.4%, to ¥104,002 million in the fiscal year ended March 31, 2006 from ¥45,139 million in the prior fiscal year. The following table shows a breakdown of Sony Life's net investment income in the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31, 2005	Year ended March 31, 2006
	(millions of yen)	
Investment income:		
Interest income and dividends	¥25,755	¥ 26,778
Income from monetary trusts, net	7,170	19,558
Income from trading securities, net	3,962	–
Gains on sale of securities	3,344	6,583
Gains on redemption of securities	2,393	5,342
Gains on derivatives, net	–	825
Other investment income	4	0
Gains on separate accounts, net	7,623	49,524
Total investment income	50,254	108,613
Investment expenses:		
Interest expenses	133	9
Losses on trading securities, net	–	647
Losses on sale of securities	330	276
Devaluation losses on securities	217	–
Losses on redemption of securities	1,146	212
Losses from derivatives, net	342	–
Foreign exchange losses, net	58	37
Provision for reserve for possible loan losses	118	6
Depreciation of real estate for rent and others	558	523
Other investment expenses	2,209	2,896
Total investment expenses	5,115	4,610
Net investment income	¥45,139	¥104,002

The increase in net investment income reflected mainly an improvement in equity market conditions in Japan during the fiscal year ended March 31, 2006. Primarily as a result of these market trends, gains on separate accounts increased to ¥49,524 million for the fiscal year ended March 31, 2006 compared to ¥7,623 million in the prior fiscal year. The improvement in equity market conditions also contributed to a ¥12,388 million increase in income from monetary trusts, net.

Other Ordinary Income

Other ordinary income increased ¥5,116 million, or 214.0%, to ¥7,507 million in the fiscal year ended March 31, 2006 from ¥2,390 million in the fiscal year ended March 31, 2005. The increase was primarily the result of an increase in income from annuity riders resulting from an increase in the number of policyholders that purchased annuity riders in the fiscal year ended March 31, 2006 compared to the prior fiscal year.

Ordinary Expenses of Our Life Insurance Business

Ordinary expenses of our life insurance business increased ¥85,167 million, or 14.5%, to ¥ 672,306 million in the fiscal year ended March 31, 2006 from ¥587,139 million in the prior fiscal year, mainly reflecting an increase in provision for policy reserves and others and an increase in insurance claims and other payments.

Insurance Claims and Other Payments

Insurance claims and other payments increased ¥37,744 million, or 19.4%, to ¥231,885 million in the fiscal year ended March 31, 2006 from ¥194,141 million in the prior fiscal year. The increase was mainly the result of an increase in insurance claims from ¥62,136 million in the fiscal year ended March 31, 2005 to ¥86,479 million in the fiscal year ended March 31, 2006, as well as an increase in surrender payments from ¥101,649 million to ¥113,638 million. The increase in insurance claims was primarily due to an increase in payments made upon the maturity of existing policies in the fiscal year ended March 31, 2006 as compared to the prior fiscal year. This increase was primarily due to an increase in the amount of endowment insurance products sold ten years earlier, in the fiscal year ended March 31, 1996, immediately prior to an increase in the premium rates on those products. The increase in surrender payments was mainly due to an increase in payments made under policies with particularly large surrender amounts, despite an improvement in Sony Life's lapse and surrender rate for individual insurance products on a policy amount basis during the period from 6.39% to 5.88%.

Provision for Policy Reserve and Others

Provision for policy reserve and others increased ¥45,430 million, or 15.2%, to ¥344,939 million in the fiscal year ended March 31, 2006 from ¥299,508 million in the prior fiscal year. The increase was primarily the result of an increase in provision for policy reserve in the fiscal year ended March 31, 2006, which was mainly due to the increase in investment income, including the significant increase in gains on separate accounts, net, during the period. The increase in provision for policy reserve was also due in part to an increase in the provision for contingency reserve during the period to increase the portion of the contingency reserve related to the assumed rate of return on investments for non-participating individual insurance policies, group insurance policies and group annuity policies, in each case, to the maximum amount established by the Insurance Business Law.

Operating Expenses

Operating expenses increased ¥2,353 million, or 2.9%, to ¥82,170 million in the fiscal year ended March 31, 2006 from ¥79,816 million in the prior fiscal year. Sony Life was able to limit the growth in operating expenses to a rate lower than the rate of growth in insurance in force and thus improved its ratio of operating expenses to insurance premiums to 14.2% in the year ended March 31, 2006 as compared to 14.5% in the prior fiscal year.

Other Ordinary Expenses

Other ordinary expenses increased ¥143 million, or 1.7%, to ¥8,700 million in the fiscal year ended March 31, 2006 from ¥8,557 million in the prior fiscal year. The increase was primarily the result of increases in payments of deferred claims, taxes other than income taxes and depreciation, the effect of which was offset in part by decreases in provision for retirement benefits and others.

Ordinary Profit from Our Life Insurance Business

As a result of the foregoing, ordinary profit from our life insurance business for the fiscal year ended March 31, 2006 was ¥24,379 million, an increase of ¥7,230 million, or 42.2%, compared to ¥17,148 million for the prior fiscal year.

Segment Analysis—Results of Operations of Our Non-life Insurance Business

The following table sets forth certain information relating to the results of operations of our non-life insurance business for the fiscal years ended March 31, 2005, 2006 and 2007, before consolidation adjustments:

	For the year ended March 31,		
	2005	2006	2007
	(in millions of yen)		
Ordinary revenues from the non-life insurance business:			
Underwriting income	¥37,862	¥45,298	¥50,495
Investment income	275	349	464
Other ordinary income	21	55	60
Total	38,159	45,703	51,020
Ordinary expenses from the non-life insurance business:			
Underwriting expenses	28,606	33,477	36,465
Investment expenses	21	8	3
Operating, general and administrative expenses	12,338	12,966	12,458
Other ordinary expenses	0	15	48
Total	40,966	46,467	48,975
Ordinary profit (loss) from the non-life insurance business	(2,806)	(764)	2,044

Our Non-life Insurance Business—Comparison of the Fiscal Years Ended March 31, 2007 and March 31, 2006

Ordinary Revenues from Our Non-life Insurance Business

Ordinary revenues from our non-life insurance business increased ¥5,317 million, or 11.6%, to ¥51,020 million in the fiscal year ended March 31, 2007 compared to ¥45,703 million in the prior fiscal year, primarily as the result of an increase in underwriting income associated with continued growth in the number of automobile and other insurance policies.

Underwriting Income

Underwriting income in our non-life insurance business increased ¥5,196 million, or 11.5%, to ¥50,495 million in the fiscal year ended March 31, 2007 from ¥45,298 million in the prior fiscal year. This increase was due to a 10.2% increase in net premiums written for voluntary automobile insurance policies, as well as a 24.4% increase in net premiums written for whole-life "SURE" medical and cancer insurance products.

Investment Income

Investment income in our non-life insurance business increased ¥115 million to ¥464 million in the fiscal year ended March 31, 2007 from ¥349 million in the prior fiscal year, in keeping with the growth in holdings of investment securities and higher interest rates in Japan.

Other Ordinary Income

Other ordinary income in our non-life insurance business increased ¥4 million to ¥60 million in the fiscal year ended March 31, 2007 from ¥55 million in the prior fiscal year.

Ordinary Expenses of Our Non-life Insurance Business

Ordinary expenses of our non-life insurance business increased ¥2,508 million, or 5.4%, to ¥48,975 million in the fiscal year ended March 31, 2007 compared to ¥46,467 million in the prior fiscal year, primarily as the result of an increase in underwriting expenses, which was offset in part by a decrease in operating, general and administrative expenses.

Underwriting Expenses

Underwriting expenses increased ¥2,988 million, or 8.9%, to ¥36,465 million in the fiscal year ended March 31, 2007 from ¥33,477 million in the prior fiscal year. The increase was primarily the result of an increase in net losses paid from ¥21,124 million in the fiscal year ended March 31, 2006 to ¥24,151 million in the fiscal year ended March 31, 2007. This increase was primarily attributable to an increase in the number of outstanding policies, in particular, automobile insurance policies. Loss adjustment expenses of Sony Assurance also increased by ¥338 million to ¥2,894 million for the same reason. Sony Assurance's net loss ratio, which is the ratio of the total net losses paid and loss adjustment expenses to net premiums written, increased to 53.6% in the year ended March 31, 2007 from 52.3% in the prior fiscal year.

Investment Losses

Investment losses of our non-life insurance business decreased ¥5 million to ¥3 million in the fiscal year ended March 31, 2007 from ¥8 million in the prior fiscal year.

Operating, General and Administrative Expenses

Operating, general and administrative expenses of our non-life insurance business decreased ¥507 million, or 3.9%, from ¥12,966 million in the fiscal year ended March 31, 2006 to ¥12,458 million in the fiscal year ended March 31, 2007. This decrease was primarily the result of cost control measures relating to expenses of Sony Assurance's customer centers, as well as a decrease in advertising expenses during the period. The decrease in operating, general and administrative expenses, coupled with increases in net premiums written, enabled Sony Assurance to improve its net expense ratio, which is the ratio of total underwriting costs to net premiums written, to 26.3% in the year ended March 31, 2007 from 30.3% in the prior fiscal year. Sony Assurance also improved its combined ratio, which is the sum of its net loss ratio and its net expense ratio, to 79.9% for the fiscal year ended March 31, 2007 from 82.5% for the prior fiscal year.

Other Ordinary Expenses

Other ordinary expenses of our non-life insurance business increased ¥32 million to ¥48 million in the fiscal year ended March 31, 2007 from ¥15 million in the fiscal year ended March 31, 2006. This increase was primarily due to interest paid by Sony Assurance on amounts distributed to policyholders during the period as a result of the discovery of earlier inadvertent under-payment and non-payment of claims and benefits.

Ordinary Profit (Loss) from Our Non-life Insurance Business

As a result of the foregoing, ordinary profit from our non-life insurance business for the fiscal year ended March 31, 2007 was ¥2,044 million, compared to a ¥764 million loss for the prior fiscal year.

Our Non-life Insurance Business—Comparison of the Fiscal Years Ended March 31, 2006 and March 31, 2005

Ordinary Revenues from Our Non-life Insurance Business

Ordinary revenues from our non-life insurance business increased ¥7,543 million, or 19.8%, to ¥45,703 million in the fiscal year ended March 31, 2006 from ¥38,159 million in the prior fiscal year, primarily as the result of an increase in underwriting income associated with steady growth in the number of automobile insurance policies.

Underwriting Income

Underwriting income in our non-life insurance business increased ¥7,436 million, or 19.6%, to ¥45,298 million in the fiscal year ended March 31, 2006 from ¥37,862 million in the prior fiscal year. This increase was primarily due to an overall increase in net premiums written, including a 16.5% increase in net premiums written for voluntary automobile insurance policies and a 54.2% increase in net premiums written for personal accident insurance products, primarily newly-introduced whole-life "SURE" medical and cancer insurance products.

Investment Income

Investment income in our non-life insurance business increased ¥73 million to ¥349 million in the fiscal year ended March 31, 2006 from ¥275 million in the fiscal year ended March 31, 2005. This increase was primarily due to an increase in gains on sale of securities and an increase in interest income and dividends.

Other Ordinary Income

Other ordinary income in our non-life insurance business increased ¥33 million to ¥55 million in the fiscal year ended March 31, 2006 from ¥21 million in the fiscal year ended March 31, 2005.

Ordinary Expenses of Our Non-life Insurance Business

Ordinary expenses of our non-life insurance business increased ¥5,501 million, or 13.4%, to ¥46,467 million in the fiscal year ended March 31, 2006 compared to ¥40,966 million in the prior fiscal year, primarily as the result of an increase in underwriting expenses.

Underwriting Expenses

Underwriting expenses increased ¥4,871 million, or 17.0%, to ¥33,477 million in the fiscal year ended March 31, 2006 from ¥28,606 million in the prior fiscal year. The increase was primarily the result of an increase in Sony Assurance's net losses paid from ¥17,463 million in the fiscal year ended March 31, 2005 to ¥21,124 million in the fiscal year ended March 31, 2006. This increase was primarily attributable to an increase in payments made by Sony Assurance under automobile insurance policies, resulting mainly from an increase in the number of policies outstanding. Sony Assurance's net loss ratio increased to 52.3% in the year ended March 31, 2006 from 51.9% in the prior fiscal year.

Investment Losses

Investment losses of our non-life insurance business decreased ¥13 million to ¥8 million in the fiscal year ended March 31, 2006 from ¥21 million in the fiscal year ended March 31, 2005, primarily as the result of a decrease in losses on sale of securities.

Operating, General and Administrative Expenses

Operating, general and administrative expenses of our non-life insurance business increased ¥627 million, or 5.1%, from ¥12,338 million in the fiscal year ended March 31, 2005 to ¥12,966 million in the fiscal year ended March 31, 2006. This increase was primarily the result of increases in operating costs, such as personnel expenses and supplies and facilities expenses, associated with an increase in the number of outstanding policies. As operating, general and administrative expenses increased at a slower rate than net premiums written, Sony Assurance's net expense ratio improved to 30.3% in the year ended March 31, 2006 from 34.6% in the prior fiscal year and its combined ratio improved to 82.5% from 86.5%.

Other Ordinary Expenses

Other ordinary expenses of our non-life insurance business increased to ¥15 million in the fiscal year ended March 31, 2006, compared to other ordinary expenses of less than ¥1 million in the previous fiscal year.

Ordinary Profit (Loss) from Our Non-life Insurance Business

As a result of the foregoing, we recorded an ordinary loss from our non-life insurance business for the fiscal year ended March 31, 2006 of ¥764 million, compared to an ordinary loss of ¥2,806 million for the prior fiscal year.

Segment Analysis—Results of Operations of Our Banking Business

The following table sets forth certain information relating to the results of operations of our banking business for the fiscal years ended March 31, 2005, 2006 and 2007, before consolidation adjustments:

	For the year ended March 31,		
	2005	2006	2007
	(in millions of yen)		
Ordinary revenues from the banking business:			
Interest income	¥ 6,563	¥ 9,472	¥12,763
Fees and commissions	817	1,686	1,619
Other operating income	3,946	6,039	5,065
Other ordinary income	25	26	21
Total	11,353	17,225	19,470
Ordinary expenses from the banking business:			
Interest expenses	2,855	4,672	8,174
Fees and commissions	677	1,215	1,067
Other operating expenses	2,452	1,890	1,149
General and administrative expenses	6,905	7,091	7,665
Other ordinary expenses	582	650	58
Total	13,472	15,519	18,116
Ordinary profit (loss) from the banking business	(2,118)	1,705	1,354

Ordinary Revenues from Our Banking Business

Ordinary revenues from our banking business increased ¥2,245 million, or 13.0%, to ¥19,470 million in the fiscal year ended March 31, 2007 from ¥17,225 million in the prior fiscal year. This increase was primarily the result of an increase in interest income associated with an increase in the balance of investment assets due to business expansion, which more than offset a decrease in other operating income.

Net Interest Income

The following table sets forth average balances, interest and yield or interest rates for Sony Bank's major asset and liability categories for the fiscal years ended March 31, 2006 and 2007:

	Fiscal year ended March 31, 2006			Fiscal year ended March 31, 2007		
	Average balance(1)	Interest	Average rate(2)	Average balance(1)	Interest	Average rate(2)
	(millions of yen, except percentages)					
Interest-earning assets:						
Loans	¥170,342	¥2,721	1.59%	¥252,760	¥4,580	1.81%
Securities	462,060	6,414	1.38	423,502	7,208	1.70
Call loans	31,393	243	0.77	72,361	910	1.25
Monetary claims bought	2,000	54	2.74	109	3	2.74
Total interest-earning assets(3)	¥680,004	9,472	1.39	¥757,007	12,763	1.68
Interest-bearing liabilities:						
Deposits	¥583,968	4,365	0.74%	¥676,716	7,380	1.09%
Call money	25,986	1	0.00	28,813	59	0.20
Total interest-bearing liabilities(3)	¥652,516	4,672	0.71	¥721,520	8,174	1.13
Net interest income		¥4,800			¥4,588	
Net interest margin(4)			0.67			0.55
Net yield on interest-earning assets (5)			0.71			0.61

Notes:

(1) Average balances are calculated based on daily balances.

(2) Average rates are calculated by dividing the amount of interest for the period by the average balance for the period.

(3) The average balance figures and the interest figures for total interest-earning assets and total interest-bearing liabilities include certain ordinary deposits, certificates of deposit and other items that are not presented separately in the table above. Accordingly, sums of the figures in the table above do not equal the total interest-earning assets and total interest-bearing liabilities figures.

(4) Net interest margin is equal to the difference between the average rate of interest earned on average interest-earning assets and the average rate of interest paid on average interest-bearing liabilities.

(5) Net yield on interest-earning assets is net interest income divided by the average balance of total interest-earning assets.

Net interest income from our banking business decreased by ¥211 million, or 4.4%, to ¥4,588 million in the fiscal year ended March 31, 2007 from ¥4,800 million in the previous fiscal year, as the increase in total interest expenses more than offset the increase in total interest income. Net interest margin decreased to 0.55% for the fiscal year ended March 31, 2007 compared to 0.67% for the prior fiscal year, as the increase in the average rate of interest paid on interest-bearing liabilities, consisting almost entirely of retail deposits, exceeded the increase in the average rate of interest earned on interest-earning assets, primarily securities and loans. The income associated with foreign exchange contracts entered into by Sony Bank as part of its investment activities associated with the foreign currency deposits of its accountholders are recorded in other operating income. If the income associated with such foreign exchange contracts were included in net interest income, it would have had a positive impact on net interest margin for the fiscal years ended March 31, 2006 and 2007. Net yield on interest-earning assets decreased to 0.61% for the fiscal year ended March 31, 2007 compared to 0.71% for the prior fiscal year.

Total interest income increased by ¥3,291 million, or 34.7%, to ¥12,763 million in the fiscal year ended March 31, 2007 from ¥9,472 million in the previous fiscal year. The principal factor in this increase was a ¥1,858 million, or 68.3%, increase in interest on loans resulting from increases in both the average rate of interest earned, from 1.59% to 1.81%, and the average balance, from ¥170,342 million to ¥252,760 million. The increase in the average rate of interest earned on loans was primarily the result of an increase in market interest rates and an increase in relatively higher-rate fixed-rate mortgage loans. The income and expenses associated with interest rate swaps and cross currency swaps entered into by Sony Bank for hedging purposes in connection with its fixed-rate mortgage loans and fixed-income bonds, including non-yen-denominated foreign bonds, are recorded in other operating income and other operating expenses and thus are not reflected in the average interest rates or net interest margin figures discussed above. The increase in total interest income was also attributable to a ¥794 million, or 12.4%, increase in interest on securities, as an increase in the average rate of interest earned more than offset a decrease in the average balance, as well as a ¥666 million, or 274.2%, increase in interest on call loans, as both the average rate of interest earned and the average balance increased during the period.

Total interest expenses increased by ¥3,502 million, or 75.0%, to ¥8,174 million in the fiscal year ended March 31, 2007 from ¥4,672 million in the previous fiscal year. This increase was principally due to a ¥3,015 million, or 69.1%, increase in interest paid on deposits as a result of increases in both the average rate of interest paid, from 0.74% to 1.09%, and the average balance, ¥583,968 million to ¥676,716 million. The increase in the average rate of interest paid on deposits was primarily due to increases in market interest rates following increases made by the Bank of Japan to the benchmark overnight interest rate between banks, as well as industry competition.

Net Fees and Commissions

Net fees and commissions from our banking business increased ¥80 million, or 17.0%, to ¥551 million in the fiscal year ended March 31, 2007 from ¥471 million in the prior fiscal year. The increase in net fees and commissions resulted primarily from an increase in revenues from investment trust-related fees and commissions.

Net Other Operating Income

The following table sets forth net other operating income for the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(millions of yen)	
Other operating income:		
Income from foreign exchange transactions	¥ 4,449	¥ 4,339
Gains on sales of bonds and others	231	682
Gains on redemption of bonds and others	5	0
Gains on derivatives	1,353	–
Others	–	42
Total other operating income	6,039	5,065
Other operating expenses:		
Losses on sales of bonds and others	1,528	845
Losses on derivatives	–	303
Others	361	–
Total other operating expenses	1,890	1,149
Net other operating income	¥ 4,149	¥ 3,916

Net other operating income from our banking business decreased ¥233 million, or 5.6%, to ¥3,916 million in the fiscal year ended March 31, 2007 from ¥4,149 million in the prior fiscal year. The decrease in net other operating income was primarily the result of the absence of gains on derivatives in the fiscal year ended March 31, 2007, compared to ¥1,353 million in gains recorded in the fiscal year ended March 31, 2006 primarily related to gains on derivatives transactions entered into as part of Sony Bank's investment activities, as well as gains on interest rate swaps entered into as part of Sony Bank's hedging activities with respect to its mortgage loans. This was only partially offset by an improvement in net losses on sales of bonds and others, from a net loss on sales of bonds of ¥1,297 million in the fiscal year ended March 31, 2006 to a net loss of ¥163 million in the fiscal year ended March 31, 2007.

Net Other Ordinary Income (Expenses)

Net other ordinary expenses of our banking business decreased from ¥623 million in the fiscal year ended March 31, 2006 to ¥36 million in the fiscal year ended March 31, 2007. This decrease was primarily due to the absence in the fiscal year ended March 31, 2007 of amortization of goodwill recorded in the prior fiscal year. The one-time amortization of goodwill in the fiscal year ended March 31, 2006 was recorded in connection with our purchase of 15,000 shares of common stock of Sony Bank from a third-party shareholder in September 2005 and our ¥2,500 million capital increase in Sony Bank in February 2006.

Ordinary Expenses of Our Banking Business

Ordinary expenses of our banking business increased ¥2,596 million, or 16.7%, to ¥18,116 million in the fiscal year ended March 31, 2007 from ¥15,519 million in the prior fiscal year, primarily as the result of an increase in interest expenses as discussed above under "Ordinary Revenues—Ordinary Revenues from Our Banking Business—Net Interest Income".

General and Administrative Expenses

General and administrative expenses of our banking business increased ¥573 million, or 8.1%, from ¥7,091 million in the fiscal year ended March 31, 2006 to ¥7,665 million in the fiscal year ended March 31, 2007. The increase was primarily attributable to an increase in advertising expenses, as well as increases in personnel and other expenses associated with the increasing scale of Sony Bank's business.

Ordinary Profit from Our Banking Business

As a result of the foregoing, ordinary profit from our banking business for the fiscal year ended March 31, 2007 was ¥1,354 million, a decrease of ¥351 million, or 20.6%, compared to ¥1,705 million for the prior fiscal year.

Our Banking Business—Comparison of the Fiscal Years Ended March 31, 2006 and March 31, 2005

Ordinary Revenues from Our Banking Business

Ordinary revenues from our banking business increased ¥5,871 million, or 51.7%, to ¥17,225 million in the fiscal year ended March 31, 2006 from ¥11,353 million in the prior fiscal year, primarily as the result of increases in interest income and other operating income.

Net Interest Income

The following table sets forth average balances, interest and yield or interest rates for Sony Bank's major asset and liability categories for the fiscal years ended March 31, 2005 and 2006:

	Fiscal year ended March 31, 2005			**Fiscal year ended March 31, 2006**		
	Average balance(1)	**Interest**	**Average rate(2)**	**Average balance(1)**	**Interest**	**Average rate(2)**
	(millions of yen, except percentages)					
Interest-earning assets:						
Loans	¥ 82,692	¥1,560	1.88%	¥170,342	¥2,721	1.59%
Securities	432,202	4,416	1.02	462,060	6,414	1.38
Call loans	43,038	539	1.25	31,393	243	0.77
Monetary claims bought	9,090	39	0.43	2,000	54	2.74
Total interest-earning assets(3)	¥576,486	6,563	1.13	¥680,004	9,472	1.39
Interest-bearing liabilities:						
Deposits	¥459,783	2,559	0.55%	¥583,968	4,365	0.74%
Call money	65,383	7	0.01	25,986	1	0.00
Total interest-bearing liabilities(3)	¥553,480	2,855	0.51	¥652,516	4,672	0.71
Net interest income		¥3,708			¥4,800	
Net interest margin(4)			0.62			0.67
Net yield on interest-earning assets(5)			0.64			0.71

Notes:

(1) Average balances are calculated based on daily balances.

(2) Average rates are calculated by dividing the amount of interest for the period by the average balance for the period.

(3) The average balance figures and the interest figures for total interest-earning assets and total interest-bearing liabilities include certain ordinary deposits, certificates of deposit and other items that are not presented separately in the table above. Accordingly, sums of the figures in the table above do not equal the total interest-earning assets and total interest-bearing liabilities figures.

(4) Net interest margin is equal to the difference between the average rate of interest earned on average interest-earning assets and the average rate of interest paid on average interest-bearing liabilities

(5) Net yield on interest-earning assets is net interest income divided by the average balance of total interest-earning assets.

Net interest income from our banking business increased by ¥1,092 million, or 29.4%, to ¥4,800 million in the fiscal year ended March 31, 2006 from ¥3,708 million in the previous fiscal year. Net interest margin, which is the difference between the average rate of interest earned on average interest-earning assets and the average rate of interest paid on average interest-bearing liabilities, increased to 0.67% for the fiscal year ended March 31, 2006 compared to 0.62% for the prior fiscal year, as the increase in the average rate of interest earned on interest-earning assets exceeded the increase in the average rate of interest paid on interest-bearing liabilities, consisting almost entirely of retail deposits. The income associated with foreign exchange contracts entered into by Sony Bank as part of its investment activities associated with the foreign currency deposits of its accountholders are recorded in other operating income. If the income associated with such foreign exchange contracts were included in net interest income, it would have had a positive impact on net interest margin for the fiscal years ended March 31, 2005 and 2006. Net yield on interest-earning assets increased to 0.71% for the fiscal year ended March 31, 2006 compared to 0.64% for the prior fiscal year.

Total interest income increased by ¥2,908 million, or 44.3%, to ¥9,472 million in the fiscal year ended March 31, 2006 from ¥6,563 million in the previous fiscal year. The principal factor in this increase was a ¥1,998 million, or 45.2%, increase in interest and dividends on securities resulting from increases in both the average rate of interest earned, from 1.02% to 1.38%, and the average balance, from ¥432,202 million to ¥462,060 million. The increase in total interest income was also attributable to a ¥1,160 million, or 74.4%, increase in interest on loans, as the average balance of loans increased 106.0% from ¥82,692 million as of March 31, 2005 to ¥170,342 million as of March 31, 2006, offsetting the effect of a decrease in the average interest rate. The income and expenses associated with interest rate swaps and cross currency swaps entered into by Sony Bank for hedging purposes in connection with its fixed-rate mortgage and fixed-income bonds, including non-yen-denominated foreign bonds, are recorded in other operating income and other operating expenses and thus are not reflected in the average interest rates or net interest margin figures discussed above.

Total interest expenses increased by ¥1,816 million, or 63.6%, to ¥4,672 million in the fiscal year ended March 31, 2006 from ¥2,855 million in the previous fiscal year. This increase was principally due to an ¥1,805 million, or 70.6%, increase in interest paid on deposits. This increase was due to increases in both the average rate of interest paid, from 0.55% to 0.74%, and the average balance, ¥459,783 million to ¥583,968 million.

Net Fees and Commissions

Net fees and commissions from our banking business increased ¥331 million, or 236.3%, to ¥471 million in the fiscal year ended March 31, 2006 from ¥140 million in the fiscal year ended March 31, 2005. The primary factor in the increase was substantial growth in revenues from investment trust-related fees and commissions associated with strong sales of those products, offset in part by an increase in fees and commissions paid for the use of third-party ATMs by Sony Bank's customers.

Net Other Operating Income

The following table sets forth net other operating income for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,	
	2005	**2006**
	(millions of yen)	
Other operating income:		
Income from foreign exchange transactions	¥ 3,212	¥ 4,449
Gains on sales of bonds and others	732	231
Gains on redemption of bonds and others	1	5
Gains on derivatives	–	1,353
Total other operating income	3,946	6,039
Other operating expenses:		
Losses on sales of bonds and others	1,882	1,528
Losses on redemption of bonds and others	0	–
Losses on derivatives	451	–
Others	117	361
Total other operating expenses	2,452	1,890
Net other operating income	¥ 1,494	¥ 4,149

Net other operating income from our banking business increased ¥2,655 million, or 177.7%, to ¥4,149 million in the fiscal year ended March 31, 2006 from ¥1,494 million in the prior fiscal year. This increase was primarily the result of ¥1,353 million in gains on derivatives in the fiscal year ended March 31, 2006, compared to ¥451 million in losses on derivatives in the fiscal year ended March 31, 2005. The improvement primarily related to a decrease in costs associated with hedging transactions related to bond investments and gains on derivatives transactions entered into as part of Sony Bank's investment activities and as part of its hedging activities with respect to its mortgage loans. The increase in net other operating income was also due in part to a ¥1,237 million, or 38.5%, increase in income from foreign exchange transactions associated with increased levels of customer transactions involving foreign currency deposits.

Net Other Ordinary Income (Expenses)

Net other ordinary expenses of our banking business increased ¥66 million from ¥556 million in the fiscal year ended March 31, 2005 to ¥623 million in the fiscal year ended March 31, 2006. This increase was primarily due to a one-time amortization of goodwill in connection with our purchase of 15,000 shares of common stock of Sony Bank from a third-party shareholder in September 2005 and our ¥2,500 million capital increase in Sony Bank in February 2006.

Ordinary Expenses of Our Banking Business

Ordinary expenses of our banking business increased ¥2,046 million, or 15.2%, to ¥15,519 million in the fiscal year ended March 31, 2006 from ¥13,472 million in the prior fiscal year, primarily as the result of an increase in interest expenses as discussed above under "Ordinary Revenues—Ordinary Revenues from Our Banking Business—Net Interest Income".

General and Administrative Expenses

General and administrative expenses of our banking business increased ¥186 million, or 2.7%, from ¥6,905 million in the fiscal year ended March 31, 2005 to ¥7,091 million in the fiscal year ended March 31, 2006. The increase was primarily the result of the increasing scale of Sony Bank's operations, the effect of which was partially offset by a decrease in advertising expenses.

Ordinary Profit (Loss) from Our Banking Business

As a result of the foregoing, ordinary profit from our banking business for the fiscal year ended March 31, 2006 was ¥1,705 million, compared to an ordinary loss of ¥2,118 million in the prior fiscal year.

Core Profit

Ordinary profit of a life insurance company, as presented in its statements of income, includes profit from its investment activities as well as profit from its insurance business. Therefore, Sony Life's profit from its life insurance business is not readily ascertainable from its statements of income. For purposes of disclosing profit from the insurance business, beginning with the fiscal year ended March 31, 2001, life insurance companies in Japan have been required under the disclosure standards set by the Life Insurance Association of Japan to disclose "core profit", also known as "fundamental profit" or "base profit". Core profit is calculated as follows:

core revenues:	income from insurance premiums and ceded reinsurance commissions received plus investment income other than capital gains and losses.
less	
core expenses:	insurance benefits and claims and other payments and operating expenses.

Core profit is calculated without deducting policyholders' dividends to be paid with respect to the relevant fiscal year. As a result, the amount of core profit relative to ordinary profit for life insurance companies like Sony Life that focus primarily on the sale of non-participating policies, as well as some semi-participating policies, is generally proportionally lower than the amount of core profit relative to ordinary profit for more traditional life insurance companies that focus primarily on the sale of policies that pay policyholders' dividends. Nonetheless, we believe that Sony Life's core profit, viewed in the context of its overall business results as reflected in its financial statements, provides a meaningful metric for understanding its financial performance.

The following table sets forth Sony Life's non-consolidated core profit for each of the three years in the period ended March 31, 2007 and reconciles Sony Life's non-consolidated core profit to its non-consolidated ordinary profit by adding back capital gains and losses as well as other one-time losses, net:

	Year ended March 31,		
	2005	2006	2007
	(millions of yen)		
Core profit[1]	¥24,333	¥28,564	¥24,366
Capital gains	10,555	22,316	22,571
Income from monetary trusts, net	3,253	14,884	5,814
Income from trading securities, net	3,962	–	1,708
Gains on sale of securities	3,339	6,546	11,887
Gains on derivatives, net	–	825	3,061
Foreign exchange gains, net	–	59	99
Capital losses	949	914	215
Losses on trading securities, net	–	647	–
Losses on sale of securities	330	267	148
Devaluation losses on securities	217	–	66
Losses on derivatives, net	342	–	–
Foreign exchange losses, net	59	–	–
Net capital gains	9,605	21,401	22,356
Core profit plus net capital gains	33,939	49,966	46,722
Other one-time gains:			
Other[2]	–	–	1,849
Other one-time losses, net:			
Provision for contingency reserves	16,750	22,090	2,488
Provision for reserve for specific problem loans	118	5	24
Other[3]	–	3,511	31,162
Total other one-time losses, net	16,868	25,606	31,827
Ordinary profit[4]	¥17,070	¥24,359	¥14,895

Notes:

(1) Core profit for the fiscal years ended March 31, 2005, 2006 and 2007 includes income gains of ¥3,917 million, ¥4,674 million and ¥6,355 million, respectively, in income from monetary trusts.

(2) Other in other one-time gains for the fiscal year ended March 31, 2007 consists of a ¥1,849 million reversal of policy reserve with respect to reserves previously established for future liabilities with respect to certain insurance policies.

(3) Other in other one-time losses for the fiscal year ended March 31, 2006 consists of a one-time ¥3,511 million increase in provision for policy reserves for the purpose of maintaining future financial soundness with respect to certain insurance policies. Other in other one-time losses for the fiscal year ended March 31, 2007 consists of a one-time ¥31,162 million provision for policy reserve. This one-time provision for policy reserve related to certain insurance policies for which Sony Life had identified a risk that policyholder premiums, as calculated based on the then-applicable assumed rates of return on investments and assumed mortality rates, could be insufficient to cover Sony Life's future payment obligations under those policies. This one-time provision for policy reserve related to all future liabilities for payment under the relevant policies. The risk that policyholder premiums could be insufficient to cover Sony Life's future payment obligations under those policies arose as a result of a change in the fiscal year ended March 31, 2007 to Sony Life's method of calculating net level premiums.

(4) Ordinary profit = core profit + net capital gains (losses) – total other one-time losses+ total other one-time gains.

Negative Spread

During the recent protracted period of low interest rates in Japan, the rates of return on investments of Japanese life insurers, including Sony Life, included in core profit (that is, investment income other than capital gains and losses) fell below the assumed rates of return on investments used to calculate the premiums on a significant portion of outstanding policies. This phenomenon is generally referred to as "negative spread".

Negative spread should not be viewed as a measure of Sony Life's financial performance or liquidity under Japanese GAAP or as an alternative to any Japanese GAAP measure. Negative spread is calculated as:

rate of return on investments included in core profit:	an amount the numerator of which is investment income from the general account included in core profit (which excludes capital gains and losses), less the provision for reserve for policyholders' dividends, and the denominator of which is the general account policy reserve.
less	
average assumed rate of return on investments:	an amount the numerator of which is the assumed rate of return on investments in the general account and the denominator of which is the general account policy reserve.
multiplied by	
general account policy reserve:	the general account policy reserve excluding the contingency reserve, which is equal to the accrued policy reserve calculated as follows: (policy reserve at the beginning of the relevant fiscal year + policy reserve at the end of the relevant fiscal year − assumed rate of return on investments) multiplied by ½.

The assumed mortality and morbidity rates and administrative expenses, among other factors, that Sony Life uses in calculating premiums for its policies are estimated conservatively, compared to its historical mortality and morbidity rates and administrative expenses. As a result, they have generally offset shortfalls in the assumed rates of return on investments and this has enabled Sony Life to record positive core profit.

As set forth in the tables below, the average assumed rates of return on investments for Sony Life's outstanding policies have been decreasing as a result of the replacement, through maturity, surrenders and conversions, of older policies that have higher assumed rates of return on investments with newer policies that have lower assumed rates of return on investments. Until recent periods, however, the effect of this decrease in average assumed rates of return on investments was partially or fully offset by continued declines in the rates of return on investments included in core profit amid a continuing decline in interest rates in Japan. Accordingly, the decrease in the amount of negative spread in the fiscal year ended March 31, 2006 compared to the previous year was moderate, and the amount of negative spread in the fiscal year ended March 31, 2007 increased to ¥37.3 billion from ¥33.1 billion in the previous fiscal year. Although the Bank of Japan ended its zero interest rate policy during 2006 by raising the overnight call rate, interest rates in Japan remain low.

The following table sets forth, on a non-consolidated basis, Sony Life's average assumed rates of return on investments, average rates of return on investments included in core profit, negative spread and negative spread amount for Sony Life's outstanding policies for the fiscal years indicated:

	Year ended March 31,		
	2005	2006	2007
Average assumed rate of return on investments	3.08%	2.92%	2.77%
Average rate of return on investments included in core profit	1.38%	1.45%	1.31%
Negative spread amount (billions)	¥ 34.5	¥ 33.1	¥ 37.3

Embedded Value

Sony Life discloses its embedded value in order to provide investors with an additional tool to evaluate the corporate value of its life insurance business. While no standard of practice has been drafted in Japan with respect to the development of embedded values, a broad consensus regarding methods and choice of assumptions can be said to exist worldwide, such as the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of EV for Public Disclosure in Canada*, and the CFO forum publication *European EV Principles and the Basis for Conclusions* in Europe. Sony Life does not state its published embedded value as compliant with European Embedded Value Principles.

Sony Life reports its profits in financial statements prepared in accordance with Japanese GAAP, as required by Japanese regulations. The bases used to value Sony Life's assets and liabilities reported in its Japanese GAAP financial statements are primarily concerned with demonstrating the solvency of a life insurance company, and the Japanese GAAP financial statements of Sony Life do not indicate the present value of its future profits on in-force business. An alternative method of measuring the corporate value and profitability of a life insurance company is the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance operations of an insurance company based on a particular set of future experience assumptions. While, under Japanese GAAP, there is a lag time between the sale of policies and the recognition of profits, embedded value recognizes the contribution of future profits on in-force business as of the date of the embedded value calculation, excluding any value attributable to any potential new business in the future and the impact of expenses assumed to be allocated to such new business.

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value. Embedded value should not be viewed as a measure of Sony Life's financial performance or liquidity under Japanese GAAP or as an alternative to operating profit or any other Japanese GAAP measure.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as projected yields, mortality rates, morbidity rates, lapse rates, and expense rates, as well as discount rates. Assumptions are chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the embedded value figures discussed herein. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. Market value may deviate materially from a calculated embedded value for many reasons. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Sony Life, combined with a consideration of overall expectations regarding the performance of financial markets, attitudes towards risk and return and a variety of other factors.

Because of the technical complexity involved with embedded value calculations, investors should read the following discussion in its entirety, use care in interpreting embedded value and seek advice of experts familiar with embedded value interpretation. See "Forward-Looking Statements".

Embedded value is calculated by Sony Life as the sum of its "adjusted net worth" and "value of in-force business". Adjusted net worth is a measure of Sony Life's net assets calculated based on its audited financial statements and additional information with respect to the various components of its financial statements. Value of in-force business is derived by calculating the present value of the stream of future after-tax profits which are projected to be generated from all existing policies, and adjusting for the cost of capital necessary to meet the assumed solvency margin ratio and to achieve desired ratings from ratings agencies. To project Sony Life's future after-tax profits, it is necessary to make assumptions with regard to lapse and surrender rates, mortality and morbidity rates, expenses, taxation and investment return, among others. In general, Sony Life's own operating experience, adjusted as appropriate to reflect reasonable future expectations, is used to develop these assumptions which are described in more detail under "—Assumptions" below. The stream of projected after-tax profits, adjusted to reflect the cost of capital, is discounted to a single value and is referred to as the value of in-force business.

With respect to the embedded value of Sony Life as of March 31, 2006 and 2007, Milliman, Inc. in Japan ("Milliman"), an independent actuarial firm that possesses insurance actuarial expertise, has reviewed the embedded value calculation methodology and the assumptions used by Sony Life for consistency with Sony Life's historical experience and with evolving international standards. See "Experts". Milliman has also reviewed the accuracy of the technical calculations underlying Sony Life's embedded value model and embedded value figures as of March 31, 2006 and 2007. In the course of its review of Sony Life's embedded value as of March 31, 2006 and 2007, Milliman has relied on information supplied by Sony Life, including information in the financial statements of Sony Life, information relating to Sony Life's in-force business as of certain dates, information relating to historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenditures and other expenditures, as well as other types of information. This information has been reviewed by Milliman for reasonableness and consistency, but Milliman has not independently verified the information supplied to it. Milliman's opinions regarding the embedded value of Sony Life as of March 31, 2006 and 2007 are included as Annexes A and B to this offering circular. Each of these opinions should be read together with and considered in light of the information in Milliman's actuarial consultant's report, included in this offering circular as Annex C, which is a professional report on the review conducted by Milliman in providing its opinions on the embedded value of Sony Life as of March 31, 2006 and 2007. Neither Milliman's opinions nor its actuarial consultant's report constitute audit opinions of the financial information used therein.

Embedded value of Sony Life as of March 31, 2005 was calculated in November 2005 and is provided below for reference purposes only. Milliman did not review the embedded value of Sony Life as of March 31, 2005. You should not place undue reliance on embedded value calculations in assessing the corporate value of Sony Life.

Sony Life has developed a financial model that can be used to project future cash flows and reported profits for Sony Life, given a set of experience assumptions. This model was used by Sony Life, along with balance sheet information and future experience assumptions, to calculate the embedded values of Sony Life as of the dates set forth in the table below. Different calculation methods and assumptions were used to calculate the embedded value of Sony Life as of each of the dates set forth below.

	As of March 31,		
	2005	2006	2007
	(billions of yen)		
Adjusted net worth(1)	¥129.7	¥276.3	¥261.7
Value of in-force business(2)	409.6	499.8	638.8
Total embedded value(3)(4)(5)	¥539.3	¥776.1	¥900.5
Value of new business in the fiscal year(6)	¥ 38.1	¥ 34.2	¥ 36.7

Notes:

(1) Adjusted net worth = (a) total net assets in the balance sheets (excluding net unrealized gains on bonds, except for convertible bonds) + (b) reserve for price fluctuations + (c) contingency reserve + (d) reserve for possible loan losses + (e) net unrealized gains on land − (f) unfunded employee retirement benefit liabilities − (g) deferred tax assets for (b), (c), (d), (e) and (f).

(2) Value of in-force business = present value of future after-tax profits on in-force business − cost of capital. "Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.

(3) Embedded value as of March 31, 2005 was calculated in November 2005, embedded value as of March 31, 2006 was calculated in May 2006 and embedded value as of March 31, 2007 was calculated in May 2007. These embedded value figures do not reflect changes that may have occurred in Sony Life's operating experience or financial market conditions subsequent to the embedded value calculation dates.

(4) Japanese statutory requirements specify the reserves to be set aside for payments to be made under variable life insurance and annuity contracts with minimum guaranteed benefits issued on and after April 1, 2005. In calculating embedded value, while setting aside the required reserve for guaranteed minimum death benefits based on these statutory requirements, Sony Life evaluated the future cash flows on guaranteed minimum death benefits for all existing variable life insurance policies using a stochastic scenario testing model to measure the cost of the related guaranteed benefits. This evaluation reduced embedded value as of March 31, 2006 by ¥3.2 billion and reduced embedded value as of March 31, 2007 by ¥4.3 billion.

(5) In calculating embedded value as of March 31, 2006, Sony Life changed the treatment for convertible bonds at fiscal year end. In calculating embedded value as of March 31, 2005, Sony Life assumed that convertible bonds would be held to maturity with stock prices remaining unchanged from prices as of March 31, 2005. In calculating embedded value as of March 31, 2006, however, Sony Life assumed a rebalance of the convertible bonds as of the date of evaluation. The effect of this change was to increase embedded value as of March 31, 2006 by ¥25.9 billion.

(6) Value of new business in the fiscal year = value, at the embedded value calculation date, of new policies written during the fiscal year. The value of new business in the fiscal year is included in the total embedded value. For avoidance of doubt, new policies which have been acquired or will be acquired subsequent to the embedded value calculation date are not included in the value of new business in the fiscal year.

Investors using these embedded value figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality rates, morbidity rates, lapse rates, and expense rates, as well as discount rates, used in developing embedded values are updated periodically. In order to understand embedded value trends, investors should understand these assumptions and the impact of changing assumptions from year to year.

Substantial expertise and experience with embedded value calculations is required to fully understand and interpret the results of an embedded value analysis. Investors reviewing the embedded value figures of Sony Life should also be familiar with and understand the specific circumstances of the Japanese insurance market. Accordingly, the embedded value figures of Sony Life should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

The calculation of embedded value necessarily requires numerous assumptions with respect to Sony Life's future experience, industry performance, general business and economic conditions, investment return, taxes and other matters, all of which are subject to risks and uncertainties. Actual future results might differ significantly from the assumptions used in the embedded value calculations. Therefore you should not place undue reliance on these embedded value calculations in assessing the corporate value of Sony Life.

Management's Discussion and Reconciliation of Change in Embedded Value

Comparison of Embedded Value as of March 31, 2007 with Embedded Value as of March 31, 2006

Embedded value increased ¥124.4 billion to ¥900.5 billion as of March 31, 2007 from ¥776.1 billion as of March 31, 2006. The following table shows the components of change in embedded value from March 31, 2006 to March 31, 2007:

	(billions of yen)
Embedded value as of March 31, 2006	¥ 776.1
Less: Shareholder dividends	(6.5)
Plus: Release from the value of in-force business[1]	32.5
Plus: Embedded value of new business in the fiscal year	36.7
Less: Difference between assumptions and actual results	(19.6)
Plus: Difference from changes in the assumptions	81.3
Embedded value as of March 31, 2007	¥ 900.5

Note: Corresponds to unwinding of the amount of discount for one year made as of March 31, 2006 on the value of in-force business.

In the fiscal year ended March 31, 2007, shareholder dividends paid to us by Sony Life reduced Sony Life's embedded value by ¥6.5 billion. Release from the value of in-force business, which corresponds to unwinding of the amount of discount for one year made as of March 31, 2006 on the value of in-force business, added ¥32.5 billion to embedded value. Embedded value of new business in the fiscal year added ¥36.7 billion to embedded value. The difference between assumptions and actual results reduced embedded value by ¥19.6 billion. The difference from changes in the assumptions, which was the primary cause for the increase in embedded value, added ¥81.3 billion to embedded value. The ¥81.3 billion difference from changes in the assumptions was primarily the result of the change in the assumed discount rate, from 6.5% for embedded value as of March 31, 2006 to 6.0% for embedded value as of March 31, 2007, and changes in the projected investment yield and the assumed surrender rate and mortality and morbidity rates.

Adjusted net worth decreased ¥14.6 billion to ¥261.7 billion as of March 31, 2007 from ¥276.3 billion as of March 31, 2006. This decrease was principally the result of a ¥19.0 billion decrease in net unrealized gains on other securities (excluding net unrealized gains on bonds, except for convertible bonds), primarily Japanese stocks and convertible bonds, as of March 31, 2007 as compared to one year earlier. Value of in-force business increased ¥139.0 billion to ¥638.8 billion as of March 31, 2007 from ¥499.8 billion as of March 31, 2006. The value of new business in the fiscal year increased ¥2.5 billion to ¥36.7 billion as of March 31, 2007 from ¥34.2 billion as of March 31, 2006.

Comparison of Embedded Value as of March 31, 2006 with Embedded Value as of March 31, 2005

Embedded value increased ¥236.8 billion to ¥776.1 billion as of March 31, 2006 from ¥539.3 billion as of March 31, 2005. The following table shows the components of change in embedded value from March 31, 2005 to March 31, 2006:

	(billions of yen)
Embedded value as of March 31, 2005	¥ 539.3
Less: Shareholder dividends	(6.5)
Plus: Release from the value of in-force business[1]	24.7
Plus: Embedded value of new business in the fiscal year	34.2
Plus: Difference between assumptions and actual results	137.2
Plus: Difference from changes in the assumptions	47.2
Embedded value as of March 31, 2006	¥ 776.1

Note: Corresponds to unwinding of the amount of discount for one year made as of March 31, 2005 on the value of in-force business.

Shareholder dividends paid to us by Sony Life in the fiscal year ended March 31, 2006 reduced Sony Life's embedded value as of March 31, 2006 by ¥6.5 billion. Release from the value of in-force business added ¥24.7

billion to embedded value. Embedded value of new business in the fiscal year added ¥34.2 billion to embedded value. The difference between assumptions and actual results, which was the primary cause for the increase in total embedded value from March 31, 2005 to March 31, 2006, added ¥137.2 billion to embedded value. The difference between assumptions and actual experience included an ¥87.8 billion increase in unrealized gains on securities other than bonds, which resulted primarily from an increase in the balance of Japanese stocks held by Sony Life and an increase in Japanese stock prices. The difference from changes in the assumptions added ¥47.2 billion to embedded value, ¥25.9 billion of which was the result of changes in Sony Life's method of valuing convertible bonds.

Adjusted net worth increased ¥146.6 billion to ¥276.3 billion as of March 31, 2006 from ¥129.7 billion as of March 31, 2005. This increase was principally the result of an increase in the balance of Japanese stocks held by Sony Life and an increase in Japanese stock prices. Value of in-force business increased ¥90.2 billion to ¥499.8 billion as of March 31, 2006 from ¥409.6 billion as of March 31, 2005. The value of new business in the fiscal year decreased ¥3.9 billion to ¥34.2 billion as of March 31, 2006 from ¥38.1 billion as of March 31, 2005.

Assumptions

The assumptions used in the calculation of embedded value are subjective. Although the assumptions used represent estimates that Sony Life and, with respect to the assumptions used to calculate embedded value as of March 31, 2006 and 2007, Milliman believe are consistent with Sony Life's recent operating experience, actual future experience will vary from that assumed in the calculation of embedded value, and this variation may be material. The principal bases and assumptions used in the calculation of embedded value are set out below:

- The discount rate has been assumed at 6.0% with respect to the March 31, 2005 calculation, 6.5% with respect to the March 31, 2006 calculation and 6.0% with respect to the March 31, 2007 calculation.
- The investment yield on new investments is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds.
- Mortality and morbidity rates for a given fiscal year are based on Sony Life's experience during the three most recent fiscal years. For example, the mortality and morbidity rates for the March 31, 2007 embedded value calculation were based on Sony Life's experience during the fiscal years ended March 31, 2005, 2006 and 2007.
- Lapse and surrender rates for a given fiscal year are based on Sony Life's experience during the three most recent fiscal years.
- Operating expenses are calculated using the cost for the maintenance and administration of policies and for payments of claims, based on Sony Life's experience during the most recent fiscal year
- The effective tax rate is based on the effective tax rate for the most recent fiscal year.
- For the purpose of calculating the cost of capital, maintenance of a solvency margin ratio of 600% was assumed with respect to each of the March 31, 2005, 2006 and 2007 calculations.

Sensitivities

The following sensitivities have been applied to the above assumptions for the March 31, 2007 embedded value calculation:

- If the assumed discount rate was 7.0% instead of 6.0%, and if all other assumptions remained unchanged, the calculated embedded value would decrease by 7.0%, or ¥63.0 billion. If the assumed discount rate was 5.0% instead of 6.0%, and if all other assumptions remained unchanged, the calculated embedded value would increase by 8.6%, or ¥77.3 billion.
- If the target solvency margin ratio was 700% instead of 600%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 0.9%, or ¥8.5 billion. If the target solvency margin ratio was 500% instead of 600%, and if all other assumptions remained unchanged, then the calculated embedded value would increase by 0.8%, or ¥7.5 billion.
- If the assumed investment yield on total investments was increased by 0.25%, and if all other assumptions remained unchanged, then the calculated embedded value would increase by 6.1%, or ¥54.6 billion. If the assumed investment yield on total investments was decreased by 0.25%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 6.3%, or ¥56.9 billion.

- If the assumed investment yield on new investments was increased by 0.25%, and if all other assumptions remained unchanged, then the calculated embedded value would increase by 4.0%, or ¥36.3 billion. If the assumed investment yield on new investments was decreased by 0.25%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 4.2%, or ¥37.4 billion.
- If the assumed mortality and morbidity rate was increased by 10.0%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 6.7%, or ¥60.1 billion.
- If the assumed lapse and surrender rate was increased by 10.0%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 1.8%, or ¥16.3 billion.
- If the assumed operating expenses were increased by 10.0%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 0.6%, or ¥5.0 billion.

Adjusted Return on Equity and Return on Equity

In addition to Japanese GAAP financial measures, our management also reviews our consolidated adjusted return on equity, the adjusted return on equity of each of Sony Life and Sony Assurance, and the return on equity of Sony Bank. These measures should not be viewed as a measure of our or our subsidiaries' financial performance or liquidity under Japanese GAAP or as an alternative to operating profit or any other Japanese GAAP measure. Although these measures are not Japanese GAAP financial measures, we regard them as useful tools in monitoring our results of operations.

Our consolidated adjusted return on equity is calculated as the sum of:

(1) the amount of increase in the embedded value of Sony Life during the fiscal year plus the amount of dividends paid by Sony Life with respect to that fiscal year;

(2) the net income of Sony Assurance plus its provision for special catastrophe reserve and its provision for reserve for price fluctuations, in each case after taxes; and

(3) the net income of Sony Bank;

divided by the sum of:

(1) the total embedded value of Sony Life as of the beginning of the fiscal year less the amount of dividends paid by Sony Life with respect to that fiscal year plus the total embedded value of Sony Life as of the end of the fiscal year, divided by two;

(2) the net assets of Sony Assurance as of the beginning of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, plus the net assets of Sony Assurance as of the end of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, divided by two; and

(3) the net assets of Sony Bank as of the beginning of the fiscal year plus the net assets of Sony Bank as of the end of the fiscal year, divided by two;

expressed as a percentage.

Our consolidated adjusted return on equity for the fiscal year ended March 31, 2007 was 15.2%, a decrease compared to 35.1% for the previous fiscal year. This decrease was primarily due to a smaller year-on-year increase in Sony Life's embedded value in the fiscal year ended March 31, 2007 than in the previous fiscal year, primarily due to a decrease in investment income of Sony Life due to weaker stock market performance in Japan in the fiscal year ended March 31, 2007 compared to strong gains in the previous year. Our 35.1% consolidated adjusted return on equity for the fiscal year ended March 31, 2006 represented an improvement from 8.0% for the previous fiscal year. This improvement was mainly the result of a larger year-on-year increase in Sony Life's embedded value in the fiscal year ended March 31, 2006 than in the previous fiscal year, primarily reflecting an increase in investment income of Sony Life resulting from a significant increase in Japanese stock prices during the period.

Sony Life's adjusted return on equity is calculated as:

- the amount of increase in its embedded value during the fiscal year plus the amount of dividends paid by it with respect to that fiscal year;

divided by

- its total embedded value as of the beginning of the fiscal year less the amount of dividends paid by it with respect to that fiscal year plus its total embedded value as of the end of the fiscal year, divided by two;

expressed as a percentage.

Sony Life's adjusted return on equity for the fiscal year ended March 31, 2007 was 15.7%, a decrease compared to 37.2% for the previous fiscal year. This decrease was primarily due to a smaller year-on-year increase in Sony Life's embedded value in the fiscal year ended March 31, 2007 than in the previous fiscal year. Sony Life's 37.2% adjusted return on equity for the fiscal year ended March 31, 2006 represented an improvement from 10.5% for the previous fiscal year. This improvement was mainly the result of a significantly larger year-on-year increase in Sony Life's embedded value in the fiscal year ended March 31, 2006 than in the previous fiscal year. See "—Embedded Value".

Sony Assurance's adjusted return on equity is calculated as:

- its net income plus the amount of increase in special catastrophe reserve and the amount of increase in reserve for price fluctuations, in each case after taxes;

divided by

- its net assets as of the beginning of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, plus its net assets as of the end of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, divided by two;

expressed as a percentage.

Sony Assurance's adjusted return on equity for the fiscal year ended March 31, 2007 was 17.2%, an increase compared to 3.3% for the previous fiscal year. This increase was primarily due to Sony Assurance recording net income in the fiscal year ended March 31, 2007, compared to a net loss in the prior fiscal year. Sony Assurance's adjusted return on equity is not provided for the fiscal year ended March 31, 2005 because its net loss for that fiscal year, when added to its provision for special catastrophe reserve and its provision for reserve for price fluctuations, remained a net loss.

Sony Bank's return on equity is calculated as:

- its net income;

divided by

- its net assets as of the beginning of the fiscal year plus its net assets as of the end of the fiscal year, divided by two;

expressed as a percentage.

Sony Bank's return on equity for the fiscal year ended March 31, 2007 was 2.9%, a decrease compared to 9.3% for the previous fiscal year. This decrease was primarily due to a decrease in Sony Bank's net income for the fiscal year ended March 31, 2007 compared to the prior fiscal year. Return on equity for Sony Bank is not provided for the fiscal year ended March 31, 2005 because it had a net loss with respect to that fiscal year.

Reserve for Price Fluctuations

Pursuant to provisions of the Insurance Business Law, we maintain a reserve to cover losses due to price fluctuations in assets subject to market price volatility, particularly investments in stocks, bonds and foreign currency-denominated investments. This reserve may be used only to reduce deficits arising from price fluctuations of those assets. The provision for reserve for price fluctuations is charged to income as an extraordinary loss. See "—Overview—Critical Accounting Policies—Reserve for Price Fluctuations".

Unrealized Gains and Losses

Unrealized gains and losses reflect the difference between the book value and the market value of certain investment assets. Unrealized gains and losses on securities and real estate are reflected in the computation of the total solvency margins and solvency margin ratios of Sony Life and Sony Assurance. As of March 31, 2007, net unrealized gains on other securities, before taxes, constituted 29.0% of Sony Life's total solvency margin, and we believe these net unrealized gains constitute a buffer for Sony Life against various risks. As of the same date, net unrealized gains on other securities, before taxes, constituted 0.7% of Sony Assurance's total solvency margin.

In addition, we and each of our operating subsidiaries are required to record in net assets any unrealized gains or losses, net of taxes, on our marketable available-for-sale securities. These unrealized gains constitute a significant portion of our net assets.

The following table sets forth, as of the dates indicated, a breakdown of net unrealized gains or losses on marketable available-for-sale securities of Sony Life, other than certain investment assets without readily obtainable market value, on a non-consolidated basis:

	As of March 31,		
	2005(1)	2006(1)	2007(1)
	(millions of yen)		
Domestic bonds	¥60,268	¥ 41,402	¥ 57,114
Domestic stocks	19,609	150,471	130,017
Foreign bonds(2)	4,910	2,955	4,024
Foreign stocks(2)	124	169	208
Other securities	3,097	7,839	6,893
Total	¥88,009	¥202,839	¥198,259

Notes:

(1) Amounts shown do not reflect the effects of hedging.

(2) Foreign bonds include yen-denominated securities issued by non-Japanese issuers.

Net unrealized gains on marketable available-for-sale securities of Sony Life for the fiscal year ended March 31, 2007 decreased ¥4,580 million, or 2.3%, to ¥198,259 million from ¥202,839 million for the previous fiscal year. This decrease was primarily the result of a decrease in unrealized gains on domestic stocks, mainly reflecting weaker stock market performance in Japan during the fiscal year ended March 31, 2007 after strong gains in the previous fiscal year. The decrease in unrealized gains on domestic stocks was partially offset by an increase in unrealized gains on domestic bonds, mainly due to a decrease in long-term interest rates in Japan.

Net unrealized gains on marketable available-for-sale securities of Sony Life for the fiscal year ended March 31, 2006 increased ¥114,830 million, or 130.4%, to ¥202,839 million from ¥88,009 million for the previous fiscal year, primarily as the result of an increase in unrealized gains on domestic stocks. This increase was largely due to strong gains in Japanese stock prices in the fiscal year ended March 31, 2006, as well as an increase in the balance of domestic stocks held by Sony Life due to the conversion of a portion of the convertible bonds held by Sony Life.

Sony Assurance had total net unrealized gains on other securities, net of taxes, of ¥21 million as of March 31, 2005, ¥86 million as of March 31, 2006 and ¥97 million as of March 31, 2007.

Sony Bank had total net unrealized gains on other securities, net of taxes of ¥295 million as of March 31, 2005 and total net unrealized losses on other securities, net of taxes, of ¥6,065 million as of March 31, 2006 and ¥4,462 million as of March 31, 2007. Sony Bank's net unrealized losses on other securities, net of taxes as of March 31, 2006 and 2007 consisted primarily of unrealized losses on Japanese government bonds, including Japanese government bonds with variable interest rate coupons.

Insurance Policyholders Protection Corporation of Japan

Sony Life, like other Japanese life insurers, has been required to support policyholders of failed life insurance companies through payments to the Life Insurance Policyholders Protection Corporation of Japan, or the LIPPC. The LIPPC was established pursuant to the Insurance Business Law in December 1998 to provide a new system for the protection of policyholders of failed life insurance companies. The LIPPC can provide funds in connection with the transfer of insurance policies from a failed life insurance company to a successor company and perform other specified functions. See "Supervision and Regulation—Our Life and Non-life Insurance Businesses—Insurance Policyholders Protection Corporation of Japan".

The life insurance industry as a whole was required to accept funding commitments of an aggregate of up to ¥560 billion to the LIPPC. This funding obligation is allocated among all Japanese life insurance companies licensed under the Insurance Business Law based on amounts of premium income and policy reserves. The allocation amounts are revised annually. As of March 31, 2007, the amount of Sony Life's remaining contributions estimated based on the then current allocation was ¥6,841 million. This amount is treated as a commitment but does not appear on Sony Life's balance sheet until actually contributed. Sony Life accounts for its yearly contributions as operating expenses. Sony Life expects the amount of its contribution in the current and in future fiscal years to be comparable to the amounts of its contributions made in prior fiscal years. However, as stated above, this amount is adjusted annually based on the relative size of Sony Life's premium income and policy reserve amounts within the life insurance industry and could be increased. All of Sony Life's payments to the LIPPC are charged to operating expenses when paid.

If current economic and other conditions surrounding the life insurance industry deteriorate, further failures of life insurance companies may occur. The Japanese Diet amended the Insurance Business Law in April 2005 to require members of the LIPPC, including Sony Life, to make an aggregate upper limit funding commitment in the amount of ¥460 billion while committing the Japanese government to cover losses in excess thereof, in the event of life insurance company failures. This amendment became effective on April 1, 2006 and applies to failures of life insurance companies occurring between April 1, 2006 and March 31, 2009.

Supplemental Measures for Our Banking Business

In addition to the reporting items set forth in Sony Bank's financial statements, Japanese banking law requires Sony Bank to disclose gross operating profit (*gyomu ararieki*). Furthermore, in the Japanese banking industry, net operating profit before provision of general allowance for possible loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of Sony Bank's operations.

Gross operating profit for Sony Bank is the sum of its:

- net interest income;
- net fees and commissions; and
- net other operating income.

Net operating profit before provision of general allowance for possible loan losses is gross operating profit minus general and administrative expenses (excluding extraordinary items).

Gross operating profit for the fiscal year ended March 31, 2007 decreased by ¥364 million, or 3.9%, to ¥9,056 million from ¥9,420 million in the previous fiscal year. The decrease was primarily the result of a decrease in net other operating income resulting from the absence of gains on derivatives in the fiscal year ended March 31, 2007 compared to significant gains in the fiscal year ended March 31, 2006, as well as a decrease in net interest income resulting primarily from increased interest expenses related to an increase in the balance of deposits and the average interest rate paid on deposits. In addition, general and administrative expenses increased in the fiscal year ended March 31, 2007 as the result of increases in advertising, personnel and outsourcing expenses. As a result, net operating profit before provision of general allowance for possible loan losses for the fiscal year ended March 31, 2007 declined ¥938 million, or 40.3%, to ¥1,390 million from ¥2,329 million in the previous fiscal year.

Gross operating profit for the fiscal year ended March 31, 2006 increased by ¥4,077 million, or 76.3%, to ¥9,420 million from ¥5,343 million in the previous fiscal year. The increase was primarily the result of increases of ¥2,655 million in net other operating income and ¥1,091 million in net interest income. The increase in net other operating income was primarily the result of ¥1,353 million in gains on derivatives in the fiscal year ended March 31, 2006, compared to ¥451 million in losses on derivatives in the fiscal year ended March 31, 2005, as well as increases in fees on foreign exchange transactions of accountholders and gains on foreign exchange contracts entered into by Sony Bank as part of its investment activities associated with the foreign currency deposits of its accountholders. The increase in net interest income was mainly due to an increase in interest income resulting from an increase in the balance of securities in Sony Bank's portfolio. Net operating profit before provision of general allowance for possible loan losses for the fiscal year ended March 31, 2006 improved ¥3,891 million from a loss of ¥1,562 million to a profit of ¥2,329 million. The improvement was largely due to an increase in gross operating profit that was only partially offset by an increase in general and administrative expenses.

While these measures should not be viewed as a substitute for Sony Bank's net income, management believes that they provide a meaningful way of comparing a number of the important components of Sony Bank's income and profitability from year to year. The table below sets forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal year ended March 31,		
	2005	2006	2007
	(millions of yen)		
Net interest income	¥ 3,708	¥4,800	¥4,588
Net fees and commissions	140	471	551
Net other operating income	1,494	4,149	3,916
Total gross operating profit (*gyomu ararieki*)	5,343	9,420	9,056
Expenses[1]	6,905	7,091	7,665
Net operating profit (loss) before provision of general allowance for possible loan losses (*jisshitsu gyomu jun-eki*)	(1,562)	2,329	1,390
Provision of general allowance for possible loan losses	–	83	24
Net operating profit (*gyomu jun-eki*)	(1,562)	2,245	1,366
Net other income (loss)[2]	(97)	(17)	(12)
Net operating income (*keijo rieki*)	(1,659)	2,228	1,354
Extraordinary income (loss)	–	–	–
Income (loss) before income taxes	(1,659)	2,228	1,354
Current income taxes	3	3	3
Deferred income taxes	–	(1,033)	326
Net income	¥(1,663)	¥3,258	¥1,023

Notes:

(1) Primarily consists of personnel, depreciation, maintenance and administration, outsourcing and advertising expenses.

(2) Primarily consists of losses on sales of fixed assets and others, as well as other extraordinary gains and losses.

Liquidity and Capital Resources

Consolidated Cash Flows

The following table sets forth information about our cash flows during the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(millions of yen)	
Net cash provided by operating activities	¥425,411	¥258,171
Net cash used in investing activities	(570,196)	(87,215)
Net cash used in financing activities	–	(6,500)
Effect of exchange rate changes on cash and cash equivalents	79	41
Net increase (decrease) in cash and cash equivalents	(144,706)	164,496
Cash and cash equivalents at beginning of year	253,969	109,263
Cash and cash equivalents at end of year	¥109,263	¥273,760

Net cash provided by operating activities for the fiscal year ended March 31, 2007 decreased ¥167,240 million, or 39.3%, to ¥258,171 million from ¥425,411 million for the previous fiscal year. This decrease was primarily the result of an increase in call loans and bills bought and a decrease in call money and bills sold. These items were partially offset by a strong net increase in deposits and slower growth in loan assets as compared to the prior fiscal year.

Net cash used in investing activities for the fiscal year ended March 31, 2007 totaled ¥87,215 million, a decrease of ¥482,981 million, or 84.7%, compared to ¥570,196 million for the previous fiscal year. This decrease was primarily due to a decrease in purchases of securities.

For the fiscal year ended March 31, 2007, net cash used in financing activities totaled ¥6,500 million, representing cash dividends paid to our parent, Sony Corporation, compared to no cash used in financing activities for the previous fiscal year.

Liquidity and Liquidity Management

We undertake liquidity management to ensure sufficient cash to meet both normal and unanticipated funding needs. As a financial holding company, we establish overall principles and guidelines for risk management and our Corporate Control Department works with each of our operating subsidiaries to implement prudent liquidity management strategies. See "—Risk Management" for a description of our and our operating subsidiaries' risk management activities, including those relating to the management of liquidity risk.

Each of our businesses has substantial cash requirements consisting of:

- insurance claims and other product-related payments, payments in connection with new investments, income and other taxes, operating expenses, payment of policyholders' dividends, policy surrender payments and policy loans in our life insurance business;
- insurance claims and loss adjustment expenses, payments in connection with new investments, operating expenses, and income and other taxes in our non-life insurance business; and
- customers' deposit withdrawals and loan requirements, payments in connection with new investments, repayment of short-term borrowings, payment of principal and interest under derivative instruments, operating expenses and income and other taxes in our banking business.

We also manage our liquidity to enable our operating subsidiaries to respond to unforeseen situations, such as adverse movements in securities markets or changes in general economic conditions.

Sony Life

Sony Life's principal sources of cash consist of life insurance and annuity premiums, investment income and proceeds from the sale or maturity of investments. Sony Life's portfolio of liquid assets constitutes an additional source of cash to meet unexpected cash outflows. These liquid assets include cash and deposits, as well as publicly traded stocks and bonds categorized as marketable available-for-sale securities. Sony Life has also arranged commitment lines to provide prompt access to funds in the event of a funding emergency.

Sony Life manages the maturity and liquidity mix of its investments in light of the projected payment requirements of its products. Accordingly, Sony Life classifies its investments based on their level of liquidity. Domestic bonds form the largest portion of Sony Life's general account investment portfolio. Sony Life manages the amount and type of its low-liquidity assets in light of the overall structure of its investment portfolio and the relative profitability of different asset classes. Sony Life has adopted, and periodically reviews, internal regulations clarifying the methods for managing, reporting and settling cash payments in light of its immediate liquidity needs. Additional information on the composition of Sony Life's investment portfolio is included under "Business—Our Life Insurance Business—Investments".

Sony Assurance

Sony Assurance's principal source of cash consists of underwriting income on its insurance policies. Sony Assurance's portfolio of liquid assets constitutes an additional source of cash to meet unexpected cash outflows. These liquid assets include cash and deposits and bonds categorized as marketable available-for-sale securities. Sony Assurance has also arranged commitment lines to provide prompt access to funds in the event of a funding emergency.

Sony Assurance sets investment limits on specific asset classes, in light of liquidity, profitability and other characteristics, in an effort to ensure sufficient liquidity of its assets and efficient cash flow management. Additional information on the composition of Sony Assurance's investment portfolio is included under "Business—Our Non-life Insurance Business—Investments".

Sony Bank

Sony Bank relies primarily on deposits from individuals for funding, and we believe that its yen deposits constitute a relatively stable source of funds. As Sony Bank's balance of yen and foreign currency deposits has grown more quickly than its balance of loans outstanding, Sony Bank has also invested in a portfolio of liquid assets that provide a source of cash to meet unexpected cash outflows.

Sony Bank strives to manage market liquidity by measuring the market liquidity of each of its products and, as appropriate, establishing and revising guidelines governing individual products. Additional information on Sony Bank's deposits, loan portfolio and investment portfolio is included under "Business—Our Banking Business—Additional Financial Information".

In addition to the separate company-specific liquidity management activities described above, and as a means of managing its cash flow on a company-wide basis, each of our main operating subsidiaries recognizes distinct categories of stringency in overall liquidity, and has established separate liquidity risk management activities and reporting procedures suited to each of its distinct stringency levels. Sony Life has established five such liquidity stringency categories, Sony Assurance four and Sony Bank three.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Policy Reserves

Pursuant to requirements under the Insurance Business Law, Sony Life maintains policy reserves for the fulfillment of future obligations under its life insurance policies. The minimum amount to be set aside as policy reserves is determined based on actuarial calculations performed in accordance with regulations. Although regulations allow for a number of alternative methods of calculation, Sony Life uses the net level premium method of calculation. This method assumes a constant amount of net premiums over the term of the relevant policy in calculating the amount of reserve required to fund all future policy benefits. For policies issued on or after April 1, 2001, the net level premium reserve is calculated based on the then current yield of Japanese government bonds and the mortality rate set by the Institute of Actuaries of Japan and confirmed by the Commissioner of the FSA. The net premium level method does not allow policy acquisition costs, which are higher in the first year of the policy, to be offset against the amount of provision for policy reserves required. Sony Life recognizes insurance claims expense on the full amount of claims paid, even if previously reserved against in the policy reserve. Sony Life makes a provision for policy reserve at the end of each fiscal year to meet its estimated future obligations under its policies in force.

In addition to policy reserve amounts related to expected future insurance claims and other payments, a contingency reserve is included in the policy reserves to account for the risk of insurance payment events occurring at a higher than expected rate and the risk of rates of return on investments of Sony Life being lower than the assumed rates of return on investments related to outstanding policies. See "Supervision and Regulation—Our Life and Non-life Insurance Businesses—Policy Reserve".

The following is a breakdown of Sony Life's policy reserves by product line and contingency reserve on a non-consolidated basis as of the dates shown:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
General Account:			
Individual insurance products	¥2,064,453	¥2,298,375	¥2,595,359
Individual annuity products	43,291	54,641	62,643
Group insurance products	234	226	204
Group annuity products	69,017	71,401	72,634
Other	0	0	0
Separate Account:			
Individual insurance products	178,168	244,678	277,678
Individual annuity products	5,442	13,398	21,336
Contingency reserve	34,451	56,542	59,031
Total	¥2,395,060	¥2,739,264	¥3,088,888

Solvency Margin Ratios

The solvency margin ratio is a measure of capital adequacy for insurance companies. For a life insurance company, the solvency margin ratio is calculated by dividing the solvency margin (the life insurance company's net assets (less certain items), plus its unrealized gains/losses on assets, contingency reserve, reserve for price fluctuations of investments in securities, and other items) by a quantified measure of the total risk borne by the life insurance company, all on a non-consolidated basis. For a non-life insurance company, the solvency margin ratio is calculated by dividing the solvency margin (the non-life insurance company's net assets (less certain items), plus its unrealized gains/losses on assets, special catastrophe reserve, reserve for price fluctuations of investments in securities, and other items) by a quantified measure of the total risk borne by the non-life insurance company, all on a non-consolidated basis.

Insurance companies with solvency margin ratios of 200% or higher are considered sound and not to require prompt corrective actions. If the ratio falls below 200%, the Commissioner of the FSA may order the insurer to submit a plan for capital reinforcement. If it falls below 100%, the Commissioner of the FSA may order the insurer to undertake various remedial measures to enhance solvency. If it falls below 0%, the Commissioner of the FSA may suspend operations of the insurer. As of March 31, 2007, Sony Life's solvency margin ratio on a non-consolidated basis was 1,852.0% and Sony Assurance's solvency margin ratio was 1,009.7%. See "Supervision and Regulation—Our Life and Non-life Insurance Businesses—Solvency Margin Ratios".

The following table sets forth Sony Life's solvency margin ratio on a non-consolidated basis, and information related to its calculation, as of March 31, 2007:

	As of March 31, 2007
	(millions of yen, except percentages)
Net assets (less certain items)[1]	¥ 82,893
Reserve for price fluctuations	20,882
Contingency reserve	59,031
Reserve for possible loan losses	0
Net unrealized gains on other securities (before taxes)[2]	181,510
Net unrealized gains on real estate[3]	3,790
Others	276,989
Total solvency margin	¥ 625,097
Insurance risk	¥ 23,892
Assumed interest rate risk	10,798
Asset management risk	46,977
Business management risk	1,703
Minimum guarantee risk	3,530
Total risk[4]	¥ 67,501
Solvency margin ratio[5]	1,852.0%

Notes:

(1) Equal to net assets as reflected on the balance sheet minus estimated appropriation of paid-in cash and total valuation and translation adjustments.

(2) Multiplied by 90% if gains or 100% if losses.

(3) Multiplied by 85% if gains or 100% if losses.

(4) Total risk = $\sqrt{(\text{insurance risk})^2 + (\text{assumed interest rate risk} + \text{asset management risk} + \text{minimum guarantee risk})^2} + (\text{business management risk})$

(5) Solvency margin ratio = $\frac{(\text{total solvency margin})}{(\text{total risk}) \times 1/2} \times 100$

The following table sets forth Sony Assurance's solvency margin ratio, and information related to its calculation, as of March 31, 2007:

	As of March 31, 2007 (millions of yen, except percentages)	
Net assets (less certain items)(1)	¥	13,222
Reserve for price fluctuations		25
Special catastrophe reserve		6,800
Net unrealized gains on other securities (before taxes)		137
Total solvency margin	¥	20,186
Ordinary insurance risk	¥	3,408
Assumed interest rate risk		–
Asset management risk		231
Business management risk		122
Major catastrophe risk		458
Total risk(2)	¥	3,998
Solvency margin ratio(3)		1,009.7%

Notes:

(1) Equal to net assets as reflected on the balance sheet minus estimated appropriation of paid-in cash, deferred assets and total valuation and translation adjustments.

(2) Total risk = $\sqrt{(\text{ordinary insurance risk})^2 + (\text{assumed interest rate risk} + \text{asset management risk})^2}$ + (business risk) + (major catastrophe risk)

(3) Solvency margin ratio = $\frac{(\text{total solvency margin})}{(\text{total risk}) \times 1/2} \times 100$

Capital Adequacy Ratios

Japanese banks and bank holding companies are required to maintain capital adequacy ratios at or above the levels specified in capital adequacy guidelines established by the FSA. These requirements apply to Sony Bank and to us, as the bank holding company of Sony Bank.

Under the applicable FSA bank capital guidelines, in calculating our consolidated capital adequacy ratio we are required to exclude from the scope of consolidation our insurance subsidiaries, Sony Life, Sony Life Insurance (Philippines) Corporation and Sony Assurance, even though we account for them as consolidated subsidiaries for purposes of Japanese GAAP. Furthermore, in accordance with the applicable FSA bank capital guidelines, capital items pertaining to our insurance subsidiaries are deducted from our total qualifying capital in calculating our consolidated capital adequacy ratio.

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the Bank for International Settlements' approach in a manner designed to suit the Japanese banking environment. New FSA bank capital guidelines that came into effect as of March 31, 2007 are designed to implement the amended rules with respect to minimum capital requirements, commonly referred to as Basel II, announced by the Basel Committee in June 2004.

The rules prescribed in the new FSA bank capital guidelines introduce new methods for risk weighting and require financial institutions to establish reserves for operational risk. As an alternative to the standardized approach to risk-weighted calculations, which continues to rely on the external valuation of credit quality based on credit ratings assigned by designated rating agencies, the new rules also permit Japanese banks and bank holding companies to adopt an internal ratings-based approach to credit risk, or the IRB approach. To be eligible to use the IRB approach, a Japanese bank must have established advanced risk measurement systems and must receive advance approval from the FSA. In addition, the new rules permit banks to choose one of three approaches for measuring exposure to operational risk: the basic indicator approach, the standardized approach and the advanced measurement approach. Under the basic indicator approach, banks must maintain capital for operational risk equal to the average of a designated percentage of annual gross operating profits over the preceding three fiscal years.

We and Sony Bank continue to apply the standardized approach to risk weighting with respect to credit risk. With respect to the measurement of operational risk, we and Sony Bank have each adopted the basic indicator approach.

Our total capital adequacy ratio was 12.01% as of March 31, 2007, as calculated under the new FSA bank capital guidelines, compared to 9.99% as of March 31, 2006 and 12.17% as of March 31, 2005, in each case as calculated under the previous FSA bank capital guidelines. Our Tier I capital ratio, or the ratio of Tier I capital to risk-adjusted assets, decreased from 62.16% as of March 31, 2005 to 48.46% as of March 31, 2006, in each case as calculated under the previous FSA bank capital guidelines, and increased to 55.18% as of March 31, 2007, as calculated under the new FSA bank capital guidelines. Our Tier I capital ratio is high relative to our capital adequacy ratio because although, as discussed above, capital items pertaining to our insurance subsidiaries must be deducted from our total qualifying capital in calculating our capital adequacy ratios, such items are not deducted from our Tier I capital.

Sony Bank's total capital adequacy ratio was 11.49% as of March 31, 2007, as calculated under the new FSA bank capital guidelines, compared to 9.24% as of March 31, 2006 and 11.97% as of March 31, 2005, in each case as calculated under the previous FSA bank capital guidelines. Sony Bank's Tier I capital ratio decreased from 11.96% as of March 31, 2005 to 9.21% as of March 31, 2006, in each case as calculated under the previous FSA bank capital guidelines, and increased to 11.44% as of March 31, 2007, as calculated under the new FSA bank capital guidelines.

Japanese banks that have only domestic operations, including Sony Bank, and the Japanese bank holding companies of such banks, including us, are subject to a minimum capital adequacy ratio of 4%.

We and Sony Bank continuously monitor our capital adequacy ratios and manage our operations in light of applicable capital adequacy ratio requirements. We intend to maintain our capital adequacy ratios at prudent levels through the accumulation of retained earnings while simultaneously evaluating new business prospects.

The table below sets forth our consolidated capital adequacy ratios as of March 31, 2005, 2006 and 2007. The figures in the table below have not been audited.

	As of March 31,		
	2005	2006	2007
	(millions of yen, except percentages)		
Basic items (Tier I):			
Capital stock	¥ 5,500	¥ 5,500	¥ 5,500
Capital surplus	180,877	180,877	180,877
Retained earnings	(10,462)	(1,619)	(682)
Unrealized losses on other securities	164	5,340	3,874
Minority interest	5,576	4,165	4,425
Total Tier I capital (A)	181,326	183,582	186,245
Supplementary items (Tier II):			
General reserve for possible loan losses	44	128	152
Total Tier II (B)	44	128	152
Deductions (C)	145,881	145,881	145,881
Total qualifying capital (D) [(A) + (B) − (C)]	¥ 35,489	¥ 37,829	¥ 40,516
Risk-adjusted assets:			
On-balance sheet items	¥291,194	¥378,543	¥308,794
Off-balance sheet items	490	254	1,120
Operational risk	–	–	27,591
Total risk-adjusted assets (E)	¥291,684	¥378,798	¥337,505
Total capital adequacy ratio (D)/(E)	12.17%	9.99%	12.01%
Tier I capital ratio (A)/(E)	62.16	48.46	55.18

Note: Under the applicable FSA bank capital guidelines, in calculating our consolidated capital adequacy ratio we are required to exclude from the scope of consolidation our insurance subsidiaries, Sony Life, Sony Life Insurance (Philippines) Corporation and Sony Assurance, even though we account for them as consolidated subsidiaries for purposes of Japanese GAAP. Furthermore, in accordance with the applicable FSA bank capital guidelines, capital items pertaining to our insurance subsidiaries are deducted from our total qualifying capital in calculating our consolidated capital adequacy ratio.

The table below sets forth the capital adequacy ratios of Sony Bank as of March 31, 2005, 2006 and 2007. The figures in the table below have not been audited.

	As of March 31,		
	2005	2006	2007
	(millions of yen, except percentages)		
Basic items (Tier I):			
Capital stock	¥ 23,750	¥ 25,000	¥ 25,000
Capital surplus	13,750	15,000	15,000
Retained earnings	(2,477)	781	1,804
Unrealized losses on other securities	164	6,065	4,462
Total Tier I capital (A)	34,858	34,715	37,342
Supplementary items (Tier II):			
General reserve for possible loan losses	44	128	152
Total Tier II (B)	44	128	152
Total qualifying capital (C) [(A) + (B)]	¥ 34,903	¥ 34,844	¥ 37,494
Risk-adjusted assets:			
On-balance sheet items	¥290,881	¥376,648	¥306,883
Off-balance sheet items	490	254	1,120
Operational risk	–	–	18,364
Total risk-adjusted assets (D)	¥291,372	¥376,903	¥326,318
Total capital adequacy ratio (C)/(D)	11.97%	9.24%	11.49%
Tier I capital ratio (A)/(D)	11.96	9.21	11.44

Financial Strength and Credit Ratings

Financial Strength Ratings of Sony Life

Sony Life's financial strength ratings reflect each ratings agency's opinion of Sony Life's financial strength, operating performance and ability to meet its obligations to policyholders. The ratings are subject to revision or withdrawal at any time by the assigning ratings agencies. Each of these financial strength ratings should be evaluated independently. Sony Life's current financial strength ratings are as follows:

Ratings Agency	Rating	Rating Structure
Standard & Poor's	A+	Third highest of nine rating categories and highest within the category based on modifiers (e.g., A+, A and A– are within the same category)
Moody's Investors Service	Aa3	Second highest of nine rating categories and third highest within the category based on modifiers (e.g., Aa1, Aa2 and Aa3 are within the same category)
Japan Credit Rating Agency, Ltd.	AA	Second highest of ten rating categories and second highest within the category based on modifiers (e.g., AA+, AA and AA– are within the same category)
A.M. Best	A+	Highest of ten rating categories and second highest within the category based on modifiers (e.g., A++ and A+ are within the same category)
Rating and Investment Information, Inc.	AA	Second highest of nine rating categories and second highest within the category based on modifiers (e.g., AA+, AA and AA– are within the same category)

Credit Ratings of Sony Bank

The credit ratings assigned to Sony Bank by Standard & Poor's reflect Standard & Poor's current opinion of Sony Bank's overall financial capacity (its creditworthiness) to pay its financial obligations. The ratings are subject to revision or withdrawal at any time. Standard & Poor's has assigned Sony Bank a long-term credit rating of A–, which is the third-highest of nine rating categories and third highest within the category based on modifiers (e.g., A+, A and A– are within the same category). Standard & Poor's has also issued Sony Bank a short-term credit rating of A-2, which is the second highest of nine rating categories. The categories of short-term credit ratings do not have modifiers.

Real Net Worth of Sony Life

For a life insurance company, real net worth is equal to an amount calculated based on assets reflected in its balance sheet (including, but not limited to, assets such as marketable securities and real estate with readily obtainable fair value) minus an amount calculated based on liabilities reflected in its balance sheet (excluding certain amounts such as reserve for price fluctuations and contingency reserve), each as calculated according to the method promulgated by the FSA and the Ministry of Finance. The FSA examines real net worth to determine whether a company is functionally insolvent for the purposes of taking prompt corrective actions.

For example, even if a life insurance company's solvency margin ratio falls below 0%, if its real net worth is a positive amount or expected to be a positive amount, the Commissioner of the FSA may order a suspension of shareholder and policyholder dividend payments and director compensation or such other measures as may be taken for a company with a ratio from 0% to 100% rather than suspend the operations of the company. Likewise, even if the solvency margin ratio is above 0%, if the amount of real net worth is a negative amount or expected to be a negative amount, the Commissioner may suspend the operations of the company.

As of March 31, 2005, 2006 and 2007, Sony Life's real net worth totaled ¥426.9 billion, ¥614.9 billion and ¥645.5 billion, respectively.

Problem Loans

Sony Assurance does not extend loans and neither Sony Life nor Sony Bank engages in commercial lending.

Sony Life's loan portfolio consists solely of policy loans, under which the amount of the loan is limited to the value of cash surrender payments recoverable under the policy. As of March 31, 2007, all of the loans extended by Sony Life were extended to borrowers classified as "normal" borrowers under its self-assessment guidelines.

Under the Financial Reconstruction Law of Japan, Japanese banks are required to disclose their total problem loans and other claims classified into four categories. These categories, ordered from high credit risk to low credit risk, are: bankrupt and quasi-bankrupt claims, doubtful claims, substandard loans, and normal claims. As of March 31, 2007, normal claims accounted for 99.9% of Sony Bank's outstanding claims. For more information regarding Sony Bank's loans, see "Business—Our Banking Business—Additional Financial Information—Loans".

Risk Management

As the financial holding company of the Sony Financial Holdings group, our risk management policy is:

- to enhance the corporate value of the group by aligning risk management with group-wide strategic objectives and management policies, while also tailoring each operating subsidiary's risk management activities to the types of risk inherent in its specific business lines;
- to adopt all necessary supplemental measures to ensure effective risk management, while confirming each operating subsidiary's responsibility for establishing risk management policies to achieve its own management objectives; and
- to take steps to eliminate excessive concentrations of risk in specific areas, establish appropriate controls over intra-group transactions and control the spread of risk within the group.

One of our responsibilities as a financial holding company is to strengthen risk management across the group in an integrated manner. Though each of our operating subsidiaries tailors its specific risk management policies and procedures to suit the scale and nature of its business and the types of risk inherent to its particular business lines, the types of overall risk that we face as a group can generally be summarized as follows:

- *Market-related risk*, which we define as the risk of loss due to changes in the value of our assets, including off-balance sheet assets such as derivative instruments, as a result of unfavorable fluctuations in interest rates, the value of our securities, exchange rates and other factors.
- *Credit risk*, which we define as the risk of loss due to a decline in the value of our assets, including off-balance sheet assets such as derivative instruments, as a result of a deterioration in the financial position of individual obligors, issuers of the debt obligations we hold, or counterparties to the derivatives and other contracts we have entered into.
- *Real estate investment risk*, which we define as the risk of loss due to a decline in the market value of our real estate, or due to a decline in the profitability of our real estate because of unfavorable changes in market rents or other factors.

- *Liquidity risk*, which includes:
  - *Cash flow risk*, which we define as the risk of loss due to our inability to make cash payments when due because of an inability to maintain sufficient cash reserves, as well as the risk of loss if we are forced to raise funds under unfavorable conditions in order to obtain cash to meet our payment obligations.
  - *Market liquidity risk*, which we define as the risk of loss due to an inability to conduct market transactions, in particular from an inability to change our market position at a given time, as well as the risk of loss if we are forced to complete transactions under unfavorable market conditions, in each case due to market turmoil or other factors.
- *Insurance underwriting risk*, which we define as the risk of loss due to significant differences between the assumptions we use to establish appropriate premium levels, including assumptions regarding the expected frequency and scale of insured events and future economic conditions, such as investment returns, and our actual experience regarding such insured events and economic conditions.
- *Administrative risk*, which we define as the risk of loss due to errors, misconduct, malfunctions and other factors related to problems with our internal administrative processes.
- *Systems risk*, which we define as the risk of loss arising from malfunctions, breakdowns, improper use or information leaks related to problems with our information technology and other systems.
- *Legal risk*, which we define as the risk of loss due to violations of applicable laws, rules and regulations occurring during the course of our business operations, as well as the risk of loss due to litigation. In particular, we are exposed to legal risk with respect to:
  - the provision of services, including the introduction of new businesses, products and services;
  - our entry into various legal agreements, as well as the renewal, amendment, termination or rescission of such agreements; and
  - various legal and administrative proceedings.
- *Reputational risk*, which we define as the risk of loss resulting from harm to our reputation in the market and among customers as a result of unethical behavior, unfair business practices, improper disclosure or other factors.
- *Business continuity risk*, which we define as the risk of an inability to continue our business operations as the result of a deterioration in our financial condition, liquidity problems, system failures, scandals, accidents, natural disasters, and other crises.

At the Sony Financial Holdings level, our board of directors formulates fundamental principles for risk management activities and transmits these principles to our management and employees as well as those of our operating subsidiaries. Recognizing that each of our operating subsidiaries faces different types of risks based on the scale of its operations, the specific characteristics of its business and other factors, our board of directors establishes risk management structures designed to help detect, identify and address these different types of risks. Under delegation by our board of directors, our executive committee is responsible for the day-to-day administration of group risk management activities. In practice, although each of our operating subsidiaries is responsible for evaluating and monitoring the risks it faces and carrying out the risk management activities specific to its business, our corporate control department, which has overall responsibility for risk management at Sony Financial Holdings, cooperates in the monitoring activities of the risk management department of each of our operating subsidiaries. With the information gathered through this monitoring and through risk management meetings, our corporate control department observes group risk management conditions and submits periodic reports on those conditions to our board of directors and executive committee.

In addition to the risk management activities described above, our Audit Department conducts internal audits to inspect the appropriateness and effectiveness of our overall group risk management structure.

Risk Management Activities of Our Operating Subsidiaries

Sony Life

Amid the rapid liberalization and internationalization of financial markets, the activities of life insurance companies are becoming increasingly diverse and complex. For such companies, the optimal management of various risks—such as investment risk, insurance underwriting risk, operational risk, and legal risk—becomes more and more important every year. The various transactions that life insurance companies undertake carry inherent risks that cannot be completely avoided. Moreover, simply minimizing such risks is insufficient. Instead, it is necessary to grasp the nature of each type of risk, implement suitable controls and make preparations to ensure appropriate returns that are commensurate to the related risks, while also responding flexibly to the evolution of risk management techniques.

Sony Life works continuously to enhance its risk management organization. In the fiscal year ended March 31, 2007, Sony Life revised its risk management policies and risk categories and implemented policies to strengthen its administrative processes relating to payments to policyholders, such as the disbursement of insurance claims. Sony Life has also undertaken an evaluation of risks related to new business activities at the retail locations that its customers visit.

Furthermore, Sony Life often holds meetings of its risk management committee, which is composed of general managers of the several divisions responsible for Sony Life's risk management, to discuss various company-wide risk management issues.

Sony Life also conducts stress tests and reports the results of those tests to its executive officers board in order to evaluate the possible impact on its financial soundness of future unprofitability, and takes additional management and/or financial measures as necessary. As one aspect of its investment risk management activities, Sony Life conducts stress tests based on a worst-case scenario that exceeds normal market fluctuations, whereby interest rates, share prices and currency exchange rates all drop to historic lows. As one aspect of its insurance underwriting risk management activities, Sony Life performs stress tests during new product development that assume fluctuations in income and expenses.

In its risk management manual, Sony Life sets forth its fundamental approach to risk management and the methods for applying its risk management policies, with full consideration of the specific characteristics of each type of risk.

Basic Risk Management Policy

By strengthening its risk management capabilities and executing optimal risk controls, Sony Life aims to ensure the soundness and appropriateness of its operations and to protect the interests of policyholders. In this way, Sony Life will improve its reputation as a trustworthy and credible life insurance company and thus fulfill its responsibility to society.

Specific Risk Management Procedures

- *Investment risks.* Investment risks can generally be divided into market-related risk, credit risk and real estate investment risk. With respect to investment risks, Sony Life manages its asset allocation in accordance with internal regulations established in light of the importance of managing the long-term balance between assets and liabilities, the specific characteristics of its liabilities and the need to maintain appropriate levels of capital. Sony Life involves its front office and middle office personnel in its risk monitoring activities and revises its risk management policies and procedures in light of evolving risk management practices in the life insurance industry.
    - *Market-related risk.* Sony Life strives to maintain an investment portfolio that will provide stable medium to long-term returns in light of the specific characteristics of its investment assets, including stability, liquidity, profitability and other factors. In addition, Sony Life establishes limits, as it deems necessary, as a means of controlling the magnitude of potential market-related losses.
    - *Credit risk.* Sony Life exercises care in evaluating the credit quality of issuers when investing, and strives to diversify its portfolio to avoid risks associated with concentrating its investments in a small number of issuers or within particular industries. In addition, Sony Life strives to ensure the stability of its investments through self-assessment of the credit quality of its assets in accordance with internal regulations, establishing reserves and recording write-offs as appropriate.
    - *Real estate investment risk.* In light of the low liquidity and large capital commitments that characterize real estate investments, Sony Life establishes objective standards to evaluate real estate investments and takes care to diversify its real estate investments in terms of timing and geographical location. In addition, in an effort to ensure the quality of its real estate investment portfolio, Sony Life manages each property individually and sells off properties that produce investment returns below minimum pre-determined levels or for which unrealized losses exceed pre-determined "alarm points".
- *Insurance Underwriting Risk.* With respect to its management of insurance underwriting risk, Sony Life establishes retention limits on a product-by-product basis and takes other steps as it deems necessary, in light of the status of its policy reserves, its level of capital and other factors, in an effort to appropriately manage its portfolio of underwritten insurance. Sony Life has adopted, and

periodically revises, internal regulations that establish direct underwriting standards, reinsurance standards, and standards for the selection of reinsurers, in each case on a product-by-product basis, as well as the procedures required to change or abolish these standards. With respect to reinsurance risk, Sony Life has established retention and reinsurance guidelines in an effort to ensure that, in cases where underwritten risks exceed retention guidelines, excess risk is adequately managed through the appropriate use of reinsurance.

- *Operational risk.* Operational risk consists of administrative risk, systems risk and liquidity risk, each of which is described below.
  - *Administrative risk.* Sony Life strives to continually improve its internal administrative processes to reduce risk by carefully analyzing the underlying causes of failures in administrative processes, undertaking evaluations of existing risk management procedures, and developing and communicating to its employees detailed internal regulations and manuals governing risk management procedures. Further, as part of its efforts to confirm the efficacy of remedial measures undertaken to prevent the recurrence of past administrative failures, Sony Life has implemented a self-assessment program for its internal departments and undertakes periodic audits of its administrative risk management activities. Sony Life has also developed internal regulations regarding the selection and monitoring of third-party service providers as part of its efforts to control administrative risks relating to such providers.
  - *Systems risk.* Sony Life separately manages the systems risk associated with its operation of existing information technology and other systems from those associated with the development of new information technology and other systems. Sony Life analyzes recent failures, threats and vulnerabilities affecting its existing systems infrastructure and maintains and reviews its framework for the improvement and development of new systems. Sony Life also undertakes periodic audits of its systems to ensure appropriate risk management. With regard to systems risks relating to third-party service providers, Sony Life has developed internal regulations regarding the monitoring of the systems of its third-party service providers in an effort to reduce the systems risks associated with the business processes entrusted to such parties. Sony Life has also developed a contingency plan to govern its response to potential disasters that may affect its ability to continue its operations.
  - *Liquidity risk.* Sony Life aims to minimize its holding of low-liquidity assets and has adopted, and periodically reviews, internal regulations clarifying the methods for managing, reporting and settling cash payments in light of its immediate liquidity needs.
- *Other risks.* Other risks include legal risks, including the risk of loss resulting from Sony Life conducting its operations in a manner that violates applicable laws, rules or regulations, and the risk of loss resulting from Sony Life's inability to exercise certain rights as a result of it conducting its operations in an inappropriate manner, even without any violation of law. Other risks also include reputational risks, including the risk of loss resulting from negative media coverage, rumors, defamation and other forms of criticism, including allegations with no basis in fact. Sony Life strives to establish risk management policies relating to these and other risks in order to ensure its ability to conduct its operations in a sound and appropriate manner.

As part of its business, Sony Life must manage a wide variety of personal information relating to its clients over long periods of time. In June 2003, Sony Life became the first domestic life insurance company in Japan to obtain both the international "BS 7799 Part 2: 2002" Information Security Management Systems (ISMS) certification as well as ISMS Certification Criteria (Ver. 2.0) under the domestic Japanese conformity assessment scheme for ISMS, in each case with respect to its insurance administration-related departments. In addition, together with the replacement of the former "BS 7799 Part 2: 2002" certification with an equivalent certification by the International Standards Organization (ISO) in October 2005 and the transition of ISMS certification standards to Japanese Industrial Standards (JIS) certification standards in May 2006, in June 2006 Sony Life converted to a JIS Q 27001: 2006 (ISO/IEC 27001: 2005) certification. Sony Life continues to strive to maintain and improve the strength of its information security management.

Sony Assurance

In recent years, rapid changes in technology, the regulatory environment and the economy have led to rapid growth in the diversity and complexity of the risks that face non-life insurance companies like Sony Assurance, and the importance of developing appropriate risk management policies and procedures is increasing year by year. Sony Assurance recognizes the importance of identifying the characteristics of each type of individual risk it faces and regards risk management activities as one of management's top priorities. Sony Assurance undertakes efforts to strengthen its risk management procedures, including its ability to accurately identify potential risks and adopt appropriate preventative measures, as well as its ability to employ appropriate countermeasures with respect to risks that have actually materialized.

Basic Risk Management Policy

Sony Assurance's basic risk management policy is to identify the specific risks that it faces in its business and to implement appropriate risk management procedures that address those risks, in an effort to ensure stable long-term profitability.

Specific Risk Management Procedures

- *Insurance underwriting risk.* Sony Assurance has established a set of internal regulations regarding the management of insurance underwriting risk as one part of its overall efforts to establish appropriate risk management procedures. These internal regulations establish standards tailored to the actual underwriting risks faced by Sony Assurance and procedures regarding the appropriate use of reinsurance. These regulations also include provisions relating to risk management procedures to be implemented with respect to insurance products that exhibit higher levels of underwriting risk than was anticipated at the time of development and sale. Such procedures include the establishment of, or changes to, retention limits, discontinuation of products, pricing changes and other changes to the related underwriting risk guidelines. Sony Assurance also undertakes semi-annual reviews of the pricing of its outstanding insurance policies. These reviews include evaluations of loss ratios with respect to specific products and, in cases in which the loss ratios differ significantly from prior expectations, an analysis of the effect of such differences on its financial condition and results of operations.
  - *Reinsurance Risk Management.* Sony Assurance's basic policies regarding reinsurance risk management are included within its policies governing the management of insurance underwriting risk. Sony Assurance's policies governing the management of insurance underwriting risk have been established, and are periodically revised, upon the confirmation of its chief actuary and its centralized risk management division, with adoption following the subsequent approval of its executive committee and its board of directors. The reinsurance risk management activities of each department of Sony Assurance are subject to monitoring and approval by actuarial professionals and the heads of its risk management departments, as well as periodic reporting of those activities to Sony Assurance's executive committee. Requests for significant changes to the existing reinsurance risk management practices by department heads requires the prior approval of Sony Assurance's risk management department and its executive committee.
  - *Natural disaster risk.* Sony Assurance faces a risk of significant financial loss related to natural disasters, such as earthquakes or storms, that affect a wide geographic area, resulting in the occurrence of a large number of insured events. In an effort to reduce the level of such risk that it retains, Sony Assurance undertakes statistical analyses of the likelihood of such events and their estimated financial impact and cedes a portion of its underwritten risk to reinsurers as it deems appropriate in light of such statistical analyses and its current level of special catastrophe reserve.
- *Investment risks.* Investment risks can generally be divided into market-related risks and credit risk. As part of its overall risk management activities, Sony Assurance has established internal regulations governing risk management procedures related to the specific investment risks that it faces. These regulations have been formulated in light of the characteristics and corresponding risks of the assets in Sony Assurance's portfolio, and are designed to assist in the prompt and accurate measurement, analysis and control of investment risk across that portfolio. Sony Assurance is also exposed to the risk of loss resulting from significant and unanticipated fluctuations in market conditions. As part of its efforts to control such risk, Sony Assurance engages in simulations that analyze the potential financial losses and other effects that would result from worst-case scenario market conditions. Sony Assurance then incorporates the results of these analyses into its risk management activities, including through the establishment of limits and other indices, in an effort to limit the negative effects on its business of major fluctuations in market conditions.
- *Liquidity risk.* Sony Assurance sets investment limits on specific assets classes, in light of liquidity, profitability and other characteristics, in an effort to ensure sufficient liquidity of its assets and efficient cash flow management.
- *Administrative risk.* Sony Assurance has established internal regulations and manuals governing its administrative risk management activities. These regulations and manuals are tailored to the characteristics of its specific business activities and applicable laws and regulations. Sony Assurance

periodically revises its regulations and manuals based on the results of its internal monitoring of administrative risk and administrative risk management activities, as well as in response to the results of internal inspections and audits, changes in the business and regulatory environment and other factors.

- *Systems risk.* As part of its efforts to ensure the security of its information technology and other systems and prevent improper disclosure, including improper disclosure of customer personal information and company information, Sony Assurance has adopted a number of internal regulations and guidelines, including: an information security policy and basic regulations regarding safety management measures relating to personal information. Sony Assurance has also revised its information system security policy and standards governing the use of internal information systems, regulations regarding the protection of customer information, regulations governing the use of employee information and regulations governing the use of employee recruit information. In addition, in May 2005 Sony Assurance obtained both the standard Information Security Management Systems (ISMS) Certification Criteria (Ver. 2.0) under the domestic Japanese conformity assessment scheme for ISMS as well as the international "BS 7799 Part 2: 2002" certification, in each case with respect to the main office departments that handle direct sales of insurance products and the planning and development of its internal information technology and other systems. In addition, together with the replacement of the former "BS 7799 Part 2: 2002" certification with an equivalent certification by the International Standards Organization (ISO) in October 2005 and the transition of ISMS certification standards to Japanese Industrial Standards (JIS) certification standards in May 2006, Sony Assurance converted to a JIS Q 27001: 2006 (ISO/IEC 27001: 2005) certification. In addition, in June 2007, Sony Assurance became the first non-life insurance company in Japan to expand the application of its certification to its entire company-wide operations.
- *Risk of Loss from Accidents, Disasters and Criminal Activity.* Sony Assurance, its independent sales agents and other group companies are also exposed to risks including the risk of loss resulting from accidents, disasters and criminal activity, including injury, the loss of life, the loss of the trust of its clients and others. In an effort to minimize its exposure to these risks, Sony Assurance has adopted internal contingency procedures and regulations governing its response to large scale disasters.

Sony Bank

In our banking business, as part of its efforts to ensure the soundness and adequacy of its operations, Sony Bank seeks to increase profitability through sound risk-taking activities formulated on the basis of appropriate risk management procedures.

Basic Risk Management Policy

In order to achieve this goal, Sony Bank believes it must ensure its ability to distribute resources and establish earnings targets in an appropriate manner. This requires that Sony Bank recognize and specify the risks that should be managed as part of its daily banking operations and quickly identify each type of risk it faces by engaging in comprehensive risk management activities under the guidance of its board of directors.

Specific Risk Management Procedures

- *Market risks.* With regard to market risk, in an effort to establish mutual supervision, Sony Bank has established separate front, middle and back office divisions. In analyzing market risk, Sony Bank collectively analyzes its transactions with market participants, such as its funding transactions, foreign exchange transactions, bond investments and derivatives contracts, and its deposit and lending transactions with retail customers on a daily basis to measure its exposure to transactional gains and losses and market risk. In measuring and managing its aggregate exposure to market-related risks Sony Bank uses the value-at-risk, or VaR, method, which measures the maximum amount of losses that could occur within a given period. In addition, Sony Bank undertakes sensitivity analyses of its exposure to interest rate-related and exchange rate-related risks on a daily basis, and conducts stress tests on a monthly basis.
- *Credit risk.* Sony Bank faces two types of credit risk: individual credit risk, which relates to loans to individual clients, and market credit risk, which relates to transactions with market participants.
    - *Individual credit risk.* In extending loans to individuals, including mortgage loans, card loans and special purpose loans, Sony Bank places special emphasis on credit quality evaluations of the individual's cash flow characteristics and ability to repay the borrowed funds. In addition, in the case of mortgage loans the borrowed funds are collateralized by the underlying home, while in the case of card loans and special purpose loans, the borrowed funds are guaranteed by third-party guarantors. These collateral and guarantee arrangements help Sony Bank to ensure the soundness of its loan assets and minimize its exposure to individual credit risk.

- *Market credit risk.* As a means of controlling its exposure to market credit risk, Sony Bank generally establishes limits on its holdings of certain classes of assets, credit limits, and limits on the duration of its investment and other transactions, all of which are generally based on the external credit ratings of the issuers of the debt obligations it holds and its other counterparties. With respect to its market credit risk exposure, Sony Bank establishes its internal capital adequacy requirements based on the bank capital requirements, commonly referred to as Basel II, announced in June 2004 by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements.

- *Liquidity risk.* Sony Bank faces two types of liquidity risk: cash flow risk and market liquidity risk.
  - *Cash flow risk.* As a means of managing its cash flow risk on a bank-wide basis, Sony Bank recognizes three distinct categories of stringency in overall liquidity, and has established separate liquidity risk management activities and reporting procedures suited to each of these three stringency levels.
  - *Market liquidity risk.* Sony Bank strives to manage market liquidity by measuring the market liquidity of each of its products and, as appropriate, establishing and revising guidelines governing individual products.

- *Administrative risk.* Sony Bank strives to identify and quantify various administrative risks through the analysis of internal data and through revisions to the flow of its business operations. Once specific administrative risks have been identified, in an effort to minimize the risk of loss from such risks, Sony Bank develops and introduces risk management procedures tailored to those risks. Sony Bank also strives to identify the individual administrative risks it faces in its day-to-day operations, promptly develop and apply effective countermeasures for those risks and conduct effective follow-up procedures.

- *Systems risk.* Sony Bank is constantly working to improve its ability to identify, quantify and evaluate the systems risks that affect its business operations and transactions. Sony Bank strives to minimize its exposure to these types of risk by undertaking prompt and appropriate measures including revisions of its internal business processes and changes to its information technology and other systems.

- *Outsourcing risk.* Outsourcing risk is the risk of loss resulting from an inability to rely on third-party service providers for contracted services and from problems with such parties' internal controls, information management practices or other factors. Sony Bank strives to minimize its exposure to this risk by identifying, quantifying and analyzing its exposure to specific risks and promptly adopting effective countermeasures.

- *Legal risk.* Legal risk is the risk of loss due to actions that violate applicable laws, rules and regulations, and the risk of loss arising from problems relating to contractual agreements. Analysis of legal risks relating to contractual negotiations, business operations, transactions and products is jointly conducted by Sony Bank's compliance department and the relevant department.

- *Reputational risk.* Reputational risk is the risk of loss resulting from harm to Sony Banks' reputation in the market and among customers as a result of unethical behavior, unfair business practices, improper disclosure or other factors. Sony Bank strives to provide prompt and accurate disclosure in an effort to obtain and maintain the trust of its clients and the market.

Sony Bank recognizes that a large-scale disaster could cause it to suffer significant financial and other losses and that any disruption in its operations resulting from such a disaster would have a negative impact on its ability to execute transactions with its customers and fulfill its societal duties as a banking institution. In light of these concerns, Sony Bank has adopted a contingency plan designed to help manage the risk of losses associated with such a disaster.

Because Sony Bank maintains and manages highly confidential information relating to its clients, including through open network mediums such as the internet, it places great importance on its information security procedures. In May 2002, Sony Bank obtained the international "BS 7799 Part 2: 2002" certification, which was regarded at that time as the global standard for information security management, and in August 2002 Sony Bank obtained a domestic Information Security Management Systems (ISMS) certification from Japan Information Processing Development Corporation. In addition, together with the replacement of the former "BS 7799 Part 2: 2002" certification with an equivalent certification by the International Standards Organization (ISO) in October 2005 and the transition of ISMS certification standards to Japanese Industrial Standards (JIS) certification standards in May 2006, Sony Bank converted to an ISO/IEC 27001:2005 certification in April 2006 and a JIS Q 27001: 2006 certification in June 2006. Sony Bank continues to strive to maintain and improve upon the level of its information security procedures.

The information in the section below has been derived, in part, from various government and private publications unless otherwise indicated. We have not independently verified the information. Unless otherwise stated herein, the postal life insurance system and other government and cooperative insurers are not included in any of the life insurance industry data appearing in this offering circular. This information may not be consistent with other information compiled within or outside Japan.

The Japanese Life Insurance Industry

Overview

Japan is the second largest life insurance market in the world after the United States, based on total premium volume. The following table shows the world's seven largest life insurance markets as measured by premium volume for calendar year 2006 (except for Japan and South Korea, whose data is based on the April 1, 2006 to March 31, 2007 fiscal year):

	Percentage of world market in 2006
United States(1)	24.15%
Japan(2)	16.42
United Kingdom	14.11
France	8.05
Germany	4.30
Italy	4.05
South Korea	3.27
Other	25.65
Total	100.00%

Notes:

(1) Life insurance premiums have been supplemented with estimated premiums for group pensions which have not been included in the statistics for some regions since 2001.

(2) Data includes postal life insurance and life insurance provided by the Japan Agricultural Cooperative.

Source: Swiss Re, sigma No. 4/2007.

There were 40 life insurance companies in Japan as of August 1, 2007, including foreign-owned companies, subsidiaries of non-life insurance companies and other smaller life insurance companies that have recently entered the market. In analyses of the Japanese life insurance market, Japan's nine largest domestic life insurance companies in terms of total assets are typically grouped together and trends affecting the top nine domestic life insurers are often seen as representative of trends affecting the Japanese life insurance industry as a whole. These top nine domestic life insurers include: Nippon Life Insurance Company, Dai-ichi Mutual Life Insurance Company, Meiji Yasuda Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Life Insurance Company Limited, Asahi Mutual Life Insurance Co., Taiyo Life Insurance Company, Daido Life Insurance Company and Fukoku Mutual Life Insurance Company.

According to Japan's Insurance Research Institute, the nine largest domestic life insurance companies as of March 31, 2006 had a 66.5% market share in the Japanese life insurance market that had a total volume of ¥10,018 billion in premium income in the fiscal year ended March 31, 2006. The following table sets forth the market share of the top nine domestic life insurance companies; other domestic life insurance companies, including Sony Life; foreign-owned life insurance companies; and life insurance subsidiaries of non-life insurance companies:

	Percentage of Japanese life insurance industry market share by premium income in the fiscal year ended March 31, 2006
Top nine domestic life insurance companies	66.5%
Other domestic life insurance companies(1)	22.4
Sony Life	3.7
Foreign-owned life insurance companies	11.1
Total	100.0%

Note: Includes life insurance subsidiaries of non-life insurance companies.

Source: Insurance: Statistics of Life Insurance Business in Japan, Fiscal Year 2006, Insurance Research Institute (*Hoken Kenkyujo*).

Japan also has one of the highest market penetration rates in the world, with 87.5% of Japanese households maintaining a life insurance policy (for individual life insurance products, individual annuity products and group life insurance products) in 2006, according to the Japan Institute of Life Insurance. As of March 31, 2007, the Japanese life insurance industry as a whole had total assets of ¥220,217 billion and policy amount in force of ¥1,484,904 billion. New life insurance policies (for individual life insurance products, individual annuity products and group life insurance products) sold, measured by policy amount (including net increases in policy amount due to conversions), were ¥82,369 billion for the fiscal year ended March 31, 2007. The market penetration rate in Japan, by household, peaked at 95% in 1994 and has experienced a continuing decline since then. The market penetration rate fell to 87.5% in 2006.

The following table sets forth financial information of the Japanese life insurance industry as a whole as of the dates shown:

	As of March 31,				
	2003	**2004**	**2005**	**2006**	**2007**
	(billions of yen, except percentages)				
Total assets	¥ 179,831	¥ 184,329	¥ 191,523	¥ 209,879	¥ 220,217
Total policy amount in force(1)	1,675,181	1,609,273	1,568,662	1,531,582	1,484,904
Total premium income	25,511	25,960	27,022	28,332	27,766
Total new policy amount(2)	138,310	120,378	108,792	97,171	82,369

Notes:

(1) Data is for individual insurance products, individual annuity products and group insurance products only. Policy amounts for individual annuity products are equal to the funds that are expected to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(2) New policy amount (including net increases in policy amount due to conversions) for the one-year period ended on the dates indicated. Data is for individual insurance products, individual annuity products and group insurance products.

Source: The Life Insurance Association of Japan.

Assumed mortality rates are one of the key factors used to determine the pricing of life insurance products. Higher assumed mortality rates lead to higher premium payments to compensate for the higher assumed probability of the death of the insured. Although assumed mortality rates in Japan were adjusted downward in April 2007, applicable assumed mortality rates in Japan, together with a population having one of the highest levels of longevity in the world, have historically contributed to making Japanese death protection insurance products relatively more attractive than death protection insurance products in some other countries, such as the United Kingdom, where both the assumed mortality rates and the longevity of the population are lower than those of Japan. The table below sets forth the current assumed mortality rates in Japan and the United Kingdom:

	Age 40	**Age 43**	**Age 46**	**Age 49**
	(expected mortality rate, per 1,000 people)			
Japan(1)	1.5%	1.9%	2.5%	3.3%
United Kingdom(2)	0.9%	1.2%	1.6%	2.2%

Notes:

(1) Japan data from the 2007 Standard Life Table published by The Institute of Actuaries of Japan. Figures reflect assumed mortality rates for males.

(2) United Kingdom data from the mortality table based on TM92 for Term Assurance, Male, published by the Continuous Mortality Investigation Bureau of Actuaries and Faculty Actuaries.

Providers of Life Insurance in Japan

The following table sets forth financial information, drawn from public announcements and press releases by the companies indicated, of the nine largest Japanese life insurance companies in terms of total assets as of, and for the fiscal year ended, March 31, 2007 on a non-consolidated basis. Information regarding Sony Life, which is Japan's 10th largest life insurance company in terms of total assets, is also included in this table. Excluding Mitsui Life, Taiyo Life, Daido Life and Sony Life, all of the insurers in the table below are mutual companies.

Insurance company	Total assets	New policy amount[1]	Policy amount in force[2]	Income from insurance and reinsurance premiums[3]	Core profit[4]	Solvency margin ratio[5]	Real net worth	Lapse and surrender rate[6]	Business expense ratio[7]
	As of and for the year ended March 31, 2007								
	(billions of yen, except percentages)								
1. Nippon Life	51,841	12,744	324,323	4,854	730	1,324.9%	12,054	8.3	11.3
2. Dai-ichi Life	33,578	10,862	236,389	3,293	497	1,161.8%	6,192	8.0	13.2
3. Meiji Yasuda Life	26,797	6,946	244,122	2,570	458	1,354.9%	5,768	7.6	12.8
4. Sumitomo Life	23,286	9,424	187,264	2,934	302	1,068.6%	2,509	7.6	13.1
5. Mitsui Life	8,145	1,477	57,579	813	91	906.6%	801	8.2	14.0
6. Taiyo Life	6,552	2,968	28,038	705	53	1,100.4%	834	10.6	11.2
7. Daido Life	6,397	4,347	51,541	865	125	1,320.6%	1,109	10.3	12.9
8. Asahi Life	6,304	1,982	50,778	600	48	831.8%	683	5.0	19.6
9. Fukoku Life	5,893	3,020	49.974	721	77	1,228.8%	930	7.3	12.4
10. Sony Life	3,445	3,437	31,152	605	24	1,852.0%	645	5.9	14.5

Notes:

(1) Aggregate of individual insurance products, individual annuity products and group insurance products (including net increases in policy amount due to conversions).

(2) Aggregate of individual insurance products. individual annuity products and group insurance products. Policy amounts for individual annuity products are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserves for an annuity for which payments have commenced.

(3) Also referred to generally as "premium and other income" by some Japanese life insurers.

(4) Core profit is net surplus from operations less certain gains and losses of a one-time nature, as disclosed by Japanese life insurance companies in accordance with industry disclosure standards, and is a measure of their underlying profitability from core insurance operations on a non-consolidated basis.

(5) See "Supervision and Regulation—Our Life and Non-life Insurance Businesses — Solvency Margin Ratios" for the definition of solvency margin ratio.

(6) Lapse and surrender figures are based on individual insurance products on a policy amount basis.

(7) Business expense as a percentage of premium income. Business expense means the expense necessary to underwrite new policies, maintain existing policies and pay policy benefits.

Sources: Public announcements and press releases of the respective companies containing financial results for the fiscal year ended March 31, 2007. We have not independently verified and are unable to confirm the accuracy of the data presented for other companies.

Postal Life Insurance System and Cooperative Insurance

The postal life insurance system, a public insurance system managed by Japan Post, is another distinctive element of the Japanese life insurance market. Japan Post is a public corporation that is expected to be fully privatized after a ten-year transitional period beginning in 2007, after which it plans to offer a wider range of life insurance and other financial products and services, potentially leading to greater competition in Japan's insurance and financial services markets. Postal life insurance products are offered through the network of post offices located throughout Japan. The postal offices issue only smaller-sized life insurance policies to the retail market with maximum coverage of ¥13 million per insured. The Japanese government guarantees insurance benefits and annuity payments of the postal life insurance system. In addition, any income the Japanese government earns through the postal insurance system is exempt from income, resident and enterprise taxes. These favorable characteristics give the system a competitive advantage in the market, and the postal insurance system has grown to become one of the biggest life insurance organizations in the world, with total assets related to its insurance business of ¥116,611 billion as of March 31, 2007. In addition, there are other cooperative insurers, though not as large as the postal insurance system, including those operated by the Japan Agricultural Cooperatives, the National Federation of Workers and Consumers Insurance Cooperatives and the Japanese Consumer Co-operative Union. Unless otherwise stated herein, the postal life insurance system and other cooperative insurers are not included in any of the life insurance industry data appearing in this offering circular.

Product Lines

The business of Japanese life insurance companies can generally be classified into four principal product lines: individual insurance products, individual annuity products, group insurance products and group annuity products, each of which is described below.

Individual Insurance Products

The largest product line in the Japanese life insurance industry in terms of policy amount is individual insurance. The total policy amount in force for individual insurance products of the industry as a whole was ¥1,026,335 billion as of March 31, 2007. The principal types of life insurance products are whole life, whole life with term, term life and endowment insurance. Individual insurance products include both fixed return products and variable return products for which the return reflects the results of investments made in separate accounts. Whole life insurance policies generally pay a death benefit to the beneficiary upon the death (including invalidity) of the insured at any time. With the exception of some whole life variable insurance products, whole life insurance policies generally accumulate a cash surrender value, giving these products an investment component. Whole life with term insurance policies, a combination of whole life insurance policies and term life policy riders, provide for a higher payment if the insured dies within a specified period and has traditionally been the most common life insurance product in Japan. Under term life insurance policies and policy riders, the beneficiary receives death benefits if the insured dies within a specified term. Term life insurance policies offer extensive coverage for relatively inexpensive premium amounts. Term life insurance policies traditionally provided little or no cash surrender value upon surrender of the policy and the policy periods were typically relatively short. However, a number of life insurance companies are providing larger cash surrender values for certain term life insurance policies with relatively longer policy periods. Endowment insurance products provide insurance from the inception of the policy to the maturity date. Endowment insurance products pay a death benefit to the beneficiary if the insured dies within a specified term or a maturity benefit of the same amount to the policyholder if the insured survives to the end of that term.

The following table sets forth the total policy amount in force for individual insurance products by product line for the Japanese life insurance industry as a whole:

	Total policy amount in force as of March 31, 2007
	(billions of yen)
Whole life	¥ 14,737
Whole life with term	15,307
Term life	12,673
Endowment and others	8,294
Total	¥ 51,011

Source: The Life Insurance Association of Japan

In addition to the individual life insurance products described above, Japanese life insurance companies also offer supplemental insurance policies that lie between the traditional life insurance and non-life insurance sectors. These insurance policies, which are commonly referred to as "third sector" or "tertiary" insurance policies, are health-related policies specifically designed to supplement Japan's national health care insurance system and include medical, cancer, nursing-care and endowment insurance products. These products are offered in the form of both independent policies and policy riders. In the table above, third sector/tertiary insurance policies are generally included in "others" while policy riders are not taken into account.

Individual Annuity Products

The total policy amount in force for individual annuity products of the industry as a whole was ¥85,863 billion as of March 31, 2007. Annuity products are a type of insurance product that provides periodic, typically annual, payments from a designated time in the future until the death of the insured or for a specified period. A lump sum benefit payment is made upon the death of the insured prior to commencement of annuity payments. If the death of the insured occurs after annuity payments have commenced and prior to the end of the fixed annuity payment term, the remainder of the annuity payments may either be accelerated or may continue to be paid in accordance with the schedule outlined in the policy. Individual annuity products include both fixed return products and variable return products for which the return reflects the results of investments made in separate accounts.

Group Insurance Products

The total policy amount in force for group insurance products of the industry as a whole was ¥372,704 billion as of March 31, 2007. Group insurance products offer coverage similar to individual insurance products except that many individuals are covered as the insured under a single policy and the policyholder is usually the individuals' employer or other organization to which the individual belongs. Major group insurance products include group term life insurance and group life insurance for housing loans. Group life insurance policies for housing loans are entered into by financial institutions to provide coverage on the borrower as the insured for the outstanding balance of mortgages or other loans made by the financial institutions.

Group Annuity Products

The total policy amount in force for group annuity products of the industry as a whole was ¥33,117 billion as of March 31, 2007. Life insurance companies offer group annuity products to corporations and other organizations, which are the policyholders, for the benefit of their employees and other organization members, who are the insured, as a sponsored benefit program with premiums paid by the organizations or on a non-sponsored basis with premiums paid by the insured.

Group annuity products include both fixed return products and variable return products for which the return reflects the results of investments made in separate accounts. Benefit plans that meet specified conditions may be qualified for preferential tax treatment.

Asset Management Services

In addition to the product lines described above, a number of Japanese life insurance companies also provide asset management services through their asset management subsidiaries and affiliates.

Markets

The Japanese markets for the sale of life insurance products can generally be divided into the retail and corporate markets.

Retail

The retail market consists of sales made by career agents and sales agents through traditional door-to-door and workplace sales to individuals. In addition, the retail market includes the sale of products directly to the employees of corporations through sales activities by sales agents at such corporations' offices. Individual products such as whole life, whole life with term, endowment, annuity and third sector/tertiary products are popular in the retail market. In general, the rising average age of the Japanese population and the increase in privately borne medical expenses provides a more favorable climate for products such as annuity and third sector/tertiary products that offer benefits with respect to cancer and medical and nursing care, compared to products that provide benefits upon death or maturity. In light of this shift in the environment, many insurance companies have begun emphasizing sales activities for such living benefit products.

Corporate

The corporate market includes sales of group insurance products and group annuity products to corporations, which use the products to provide employee benefit programs. These programs are designed to help employees accumulate financial assets, to provide for their post-retirement security and to insure against death during employment. Similar programs also exist for national and local government personnel. Insurance companies offer a full range of services through their respective corporate sales divisions to meet the needs of such corporations and government entities. In addition to these sales of group insurance products and group annuity products, the corporate market also includes individual insurance products for which the corporation is the beneficiary and key management personnel are the insured. In general, small and medium-sized enterprises, or SMEs, tend to require such insurance products due to their typically high degree of dependence on key personnel.

Market Size

According to The Life Insurance Association of Japan, total premium income in the Japanese life insurance industry increased in each of the three consecutive fiscal years ended March 31, 2006, an aggregate increase of ¥2,821 billion, or 11.1%, from ¥25,511 billion in the fiscal year ended March 31, 2003 to ¥28,332 billion for the fiscal year ended March 31, 2006, before decreasing ¥566 billion, or 2.0%, in the fiscal year ended March 31, 2007. The primary factor behind the general growth trend in total premium income in recent years has been an increase in premium income from third sector/tertiary insurance products, including medical, cancer and nursing-care insurance, which has generally offset decreasing premium income from traditional life insurance products.

As measured by total policy amount in force, total sales of new life insurance products and penetration rate, the market for life insurance products in Japan has been decreasing in size in recent years. The total policy amount in force (for individual insurance products, individual annuity products and group insurance products) as of March 31, 2007 was 88.6% of the level as of March 31, 2003, and sales of new life insurance products measured by policy amount in the fiscal year ended March 31, 2007 were 59.6% of the new policy amount (including net increases in policy amount due to conversions) entered into during the fiscal year ended March 31, 2003. Household penetration rates have also declined in recent years, primarily due to a decrease in the amounts of new life insurance policies and an increase in policy surrenders that we believe were mainly caused by:

- the recent prolonged period of economic weakness in Japan, which led Japanese consumers to reduce spending generally;
- the prolonged low-interest rate environment in Japan, which has had a negative effect on demand for domestic savings and life insurance products; and
- demographic changes, including low birth rates and higher average marriage ages, which have had a negative impact on the demand for death protection insurance products.

A decrease in the birth rate in Japan combined with an increase in average life expectancy has resulted in an aging of the Japanese population that has changed the market for life insurance products in Japan over the past several decades. The birth rate in Japan in calendar year 2006 was 1.32, compared to 1.75 in calendar year 1980 and significantly lower than the replacement rate of 2.08. In addition, while the number of people aged 65 and above is projected to increase from 22.0 million in 2000 to 36.6 million in 2030, the number of people aged between 15 and 64, the next generation in line to purchase insurance policies, is projected to decrease from 84.4 million in 2005 to 67.4 million in 2030. This trend may limit the growth potential for the life insurance market in Japan.

However, the aging population is expected to result in an increase in medical expenses, only a portion of which are currently covered by corporate benefit plans or Japan's national health care insurance system. The increasing portion of medical expenses not covered is, in turn, expected to lead to continuing growth in the market for third sector/tertiary insurance products, including medical, cancer and nursing-care insurance products.

Effect of Prolonged Low-Interest Rate Environment

Unlike the Japanese banking industry in the 1990's and early 2000's, problem loans have not been the cause of serious financial distress to Japanese life insurance companies currently in operation, since life insurers generally have incurred problem loans at a level which represents only a small percentage of total assets. Instead, the "negative spread" problem related to the prolonged low-interest rate environment has had a serious impact on the profitability of Japanese life insurance companies.

In response to decreasing interest rates, Japanese insurance companies began to adjust their assumed rates of return on investments downward for new policies starting in 1990. However, many long-term life insurance policies entered into before this adjustment have fixed premiums that were calculated with higher assumed rates of return on investments. For the year ended March 31, 2007, the total amount of negative spread for the nine largest Japanese life insurance companies, based on life insurers' own calculations performed pursuant to a standardized method, was approximately ¥446 billion. For a description of Sony Life's calculation of negative spread, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Negative Spread".

Historically, most Japanese life insurance companies have made conservative estimates of the assumed mortality and morbidity rates and administrative expenses, among other factors, used in calculating the premiums for their policies. As a result, most Japanese life insurance companies have generally been able to offset shortfalls in assumed rates of return on investments, and this has enabled most to record positive core profit.

However, in past periods some Japanese life insurance companies with severe negative spread problems sought to offset their losses caused by negative spreads by selling assets to realize previously unrealized gains. As the period of low interest rates continued and as asset prices, including stock and real estate prices, declined, these life insurance companies found it increasingly difficult to continue offsetting their losses caused by negative spreads through such asset sales. Mainly as a result of these negative spreads and deterioration in asset values, seven life insurance companies either were declared insolvent or entered rehabilitation proceedings between 1997 and 2001. These companies were acquired, or the insurance policies of these companies were taken over, by other companies, including foreign-owned life insurance companies.

In response to these failures of Japanese life insurance companies, consumers have become more conscious of the financial strength ratings of the life insurance companies issuing the policies they hold.

Stock Market Situation

As a result of increases in the Japanese stock market in recent periods, many life insurance companies have recorded large amounts of unrealized gains on their portfolios of marketable available-for-sale securities. Unrealized gains on investments in stocks for the top nine life insurance companies increased from ¥2,837 billion to ¥10,891 billion from March 31, 2005 to March 31, 2007. The recovery of the Japanese stock market over recent periods has contributed to a gradual improvement in the general financial condition of Japanese life insurers.

Growth Markets

In July 2001, the market for third sector/tertiary insurance products was deregulated for major life insurance companies. Previously, major life insurance companies could offer these products only in the form of policy riders. As a result of this deregulation, some large Japanese life insurance companies began to offer independent third sector/tertiary insurance products. Total policy amount in force of these products have grown in recent years and are expected to continue growing due to the continued aging of Japan's population. For example, according to the Life Insurance Association of Japan, the total policy amount in force for medical insurance increased from ¥5,650.6 billion as of March 31, 2005 to ¥5,954.3 billion as of March 31, 2006 and increased again to ¥6,084.3 billion as of March 31, 2007.

Demographic changes and the continuing low-interest rate environment are expected to result in increasing demand for asset accumulation and retirement savings products with benefits linked to investment performance. Currently, life insurance companies offer variable whole life and endowment insurance products and variable annuity products to meet such customers' needs.

A large portion of Japanese household financial assets, 50.1% as of March 31, 2006, are deposits and savings. The aging of the Japanese population is expected to result in increased demand for products such as variable annuity products that convert such assets into a source of periodic income. In the continuing low-interest rate environment, variable annuity products are perceived to be more attractive than fixed annuity products, which offer low assumed rates of return. The initiation in Japan in 2001 of a new defined contribution plan system modeled after 401(k) plans in the United States has contributed to increased public interest in these products.

While growth is expected in these markets, a large number of companies have expressed interest in these markets and competition is expected to continue to intensify.

Entry of New Providers and Increased Competition

A number of Japanese companies and foreign-owned life insurance companies have long considered the Japanese life insurance market attractive because of its large size and anticipated growth in certain sectors. Until recently, however, potential new entrants were effectively discouraged from entering the market by laws and regulations that strictly divided the Japanese insurance industry into life insurance companies and non-life insurance companies, and by extensive restrictions on the types of products that could be offered by each. Many other aspects of the life insurance industry were also regulated, further adding to the restrictions on competition.

A series of deregulatory initiatives targeting the Japanese financial markets that commenced in the mid-1990s has relaxed many of the regulatory barriers within the insurance industry as well as between the insurance, banking and securities industries. Japanese non-life insurance companies may now establish subsidiaries engaging in the life insurance business, subject to the licensing and other requirements of the Insurance Business Law. As a result, as of March 31, 2007, there were ten life insurance subsidiaries established by non-life insurance companies.

In recent years, increasing numbers of foreign-owned life insurance companies have entered the Japanese life insurance market. Between 1997 and 2001, foreign-owned life insurance companies acquired, or acquired the business of, nine Japanese life insurance companies, of which four were failed insurance companies. As of March 31, 2007, 15 foreign majority-owned life insurance companies were doing business in Japan, compared to five as of March 31, 1995. As of and for the fiscal year ended March 31, 2007, foreign-owned insurance companies held 11.96% of total policy amount in force and underwrote 21.19% of new policy amounts (including net increases in policy amount due to conversions) with respect to individual insurance products and individual annuity products in Japan. Foreign-owned insurance companies have also been active in the market for third sector/tertiary insurance products.

Emergence of New Sales Channels

Japan's largest life insurance companies have traditionally relied primarily on their exclusive distribution channels to market their products, primarily in the form of career agents that conduct workplace and door-to-door sales activities. In recent years, however, there has been a general increase in the use of new sales methods, particularly among foreign-owned and recently-established smaller life insurance companies. For example, the use of physical retail shops, as well as television, print media and internet advertising has increased in recent years. Some life insurers, like Sony Life, have emphasized their knowledgeable, high-quality sales force. In 2002, restrictions on the sale of products such as fixed and variable individual annuity products by securities firms and banks were lifted. These developments have facilitated the creation of marketing alliances among financial institutions, leading to broader sales channels.

The Japanese Non-life Insurance Industry

Overview

As of December 1, 2006, a total of 48 non-life insurance companies were operating in Japan. Of this total, 26, including four foreign-owned non-life insurance companies, were licensed as domestic insurers and 22 were licensed as foreign insurers. The Japanese non-life insurance industry is characterized by a high concentration of market share among a small number of large insurers. For the fiscal year ended March 31, 2007, Japan's five largest non-life insurers accounted for approximately 80% of direct premiums written for voluntary automobile insurance.

Automobile Insurance Market

The following table sets forth aggregate net premiums written in Japan, excluding net premiums written by foreign-owned non-life insurance companies, for voluntary automobile insurance for the periods indicated:

	For the year ended March 31,				
	2003	**2004**	**2005**	**2006**	**2007**
	(billions of yen)				
Net premiums written	¥3,612.4	¥3,558.1	¥3,507.9	¥3,507.5	¥3,525.0

Source: The General Insurance Association of Japan.

As shown in the table above, the automobile insurance market in Japan has decreased in size in each of the five consecutive fiscal years ending March 31, 2007. We believe this trend has been caused by a number of factors, including:

- the total number of vehicles registered in Japan over this period being relatively flat;
- a downward trend in average premiums per vehicle over this period as less expensive mini-vehicles account for an increasing share of insured vehicles; and
- a downward trend in average premiums as insured parties with good driving records become eligible for preferential premium rates upon renewal of their policies.

Direct Automobile Insurance Market

Among the non-life insurance companies currently operating in Japan, a total of six insurers rely primarily on direct marketing channels, including the telephone, the internet and mail. In 1997 American Home became the first non-life insurer in Japan to adopt a direct marketing business model. Currently, Japan's direct non-life insurers include: Sony Assurance; Zurich Insurance Company; Mitsui Direct General Insurance; AXA Non-Life Insurance Company Limited; Sonpo 24 Insurance Co., Ltd.; and American Home Assurance Company.

A number of Japan's non-life insurance direct marketers are affiliated with large domestic life insurance companies and other financial institutions, and these affiliations generally strengthen their ability to compete in the Japanese non-life insurance market. In addition, in recent years there have been indications that some of Japan's direct non-life insurers are beginning to diversify their product line-ups by shifting their focus towards personal accident insurance products, such as medical and cancer insurance products, and away from automobile insurance.

The share of aggregate direct premiums written in Japan for automobile insurance by direct non-life insurers has grown steadily in recent years. According to information published by The Foreign Non-life Insurance Association of Japan and the public disclosure materials of Japan's direct non-life insurers, direct non-life insurers accounted for 3.9% of the aggregate direct premiums written in Japan for voluntary automobile insurance in the fiscal year ended March 31, 2007, reflecting a compound annual growth rate of 17% from a 1.7% share in the fiscal year ended March 31, 2002.

We believe that Japanese direct non-life insurers' 3.9% market share in the fiscal year ended March 31, 2007 represents a smaller share of the automobile insurance market as compared to the market share of direct non-life insurers in the United Kingdom. According to the Association of British Insurers, direct non-life insurers accounted for approximately 44% of the aggregate premium income from voluntary automobile insurance in the United Kingdom in calendar year 2004. In addition, according to information published by the Independent Insurance Agents & Brokers of America, direct non-life insurers accounted for approximately 10% of the aggregate net premiums written for all types of individual non-life insurance in the United States in calendar year 2004.

Primarily due to expected trends in Japan's population, in the aggregate number of vehicles registered in Japan, and in unit price per vehicle, there is little expectation that the overall Japanese automobile insurance market will grow. In addition, ongoing deregulatory initiatives of the Japanese government and efforts by Japanese automobile insurers to expand their marketing channels are expected to increase competition in this market. Despite these trends, we believe that direct non-life insurers will continue to steadily expand their share of the market in future years, particularly as the penetration rate for broadband access rises and consumers become increasingly comfortable with the internet.

Medical and Cancer Insurance Market

Japanese non-life insurers have increased their focus on the development and marketing of third sector/ tertiary insurance products in recent years as the Japanese market for these products has expanded. As discussed above under "—The Japanese Life Insurance Industry—The Current Operating Environment—Growth Markets", the aging of the Japanese population, rising medical costs and changes to Japan's national health care insurance system have contributed to rising demand for third sector/tertiary insurance products, including supplemental medical and cancer insurance products. We believe that demand for these products will continue to increase in the future.

The Japanese Banking Industry

Types of Banking Institutions

Private banking institutions in Japan are normally classified into two categories:

- ordinary banks, of which there were 126 as of July 1, 2007, including Sony Bank and other "new-entrant" banks but not including foreign commercial banks with banking operations in Japan; and
- trust banks, of which there were 21 as of July 1, 2007, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks are generally classified as either "city" banks or regional banks. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished on the basis of the size, scope and geographic reach of their operations. The city banks generally are considered to be the largest and most influential group of banks in Japan. Generally, city banks are based in Tokyo and operate domestically on a nationwide scale through networks of physical branch offices. With some exceptions, regional banks tend to be much smaller in terms of total assets than city banks. Each of the regional banks is based in one of the prefectures in Japan and may extend its operations into neighboring prefectures. In addition to city banks and regional banks, ordinary banks also include some of Japan's more recently established banking institutions, including Sony Bank, The Japan Net Bank, Limited, eBANK Corporation and Seven Bank, Ltd., which are called "new-entrant" banks. Some of these "new-entrant" banks primarily or exclusively engage in the internet banking business.

Trust banks provide various trust products, including money trusts, pension trusts and investment trusts, and offer services including real estate services, stock transfer agency services and testamentary services, as well as retail and commercial banking services.

Besides ordinary banks and trust banks, certain other private financial institutions in Japan, including credit associations and credit unions and other non-bank lenders, extend loans to small businesses and individuals.

Foreign banks operating banking businesses in Japan are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

A distinctive element of the Japanese banking system is the role played by Japan's postal savings system. Postal savings deposits are gathered through the network of post offices throughout Japan. The system offers a variety of types of deposits, at interest rates that are set by Japan Post, based on principles approved by the Minister for Internal Affairs and Communication, taking into consideration the interest levels of Japanese government bonds as well as the market-based interest rates of private financial institutions. In April 2003, the Japanese government transferred the Postal Services Agency's mail delivery, postal savings and life insurance services to Japan Post, a government-owned public corporation. As of the end of March 2007, the balance of deposits with the postal savings system was approximately ¥186.9 trillion, representing a significant portion of all household deposits in Japan. Japan Post is expected to be fully privatized after a ten-year transitional period beginning in 2007.

The Market for Retail Asset Management Services

In recent years Japan's traditional banking institutions, including city banks, regional banks and trust banks, have placed greater emphasis on serving the Japanese retail financial services market. Many traditional Japanese banking institutions have expanded their online banking services and broadened their retail asset management and retail lending services, including through the sale of investment trust and individual annuity products and the extension of individual loans, including mortgage loans.

Online securities brokerage services became widespread in Japan in October 1999 when the Japanese government deregulated brokerage commissions. Since that time the number of online brokerage account holders and the volume of online securities transactions, including sales of investment trust products to individual investors by securities companies, have steadily increased.

Competition in the market for retail asset management services has intensified in recent years due in part to a general shift among Japanese individuals from lower-yielding deposit products to higher-yielding investment products. Although Japanese households have traditionally held their assets in bank or postal savings deposits, in recent years Japanese households have invested an increasing share of their assets in investment products. According to data released by the Bank of Japan, the total financial assets of Japanese households increased from ¥1,429.4 trillion as of March 31, 2005 to ¥1,520.4 trillion as of March 31, 2006 and increased further to ¥1,536.1 trillion as of March 31, 2007, with much of the growth resulting from an increasing balance of risk assets such as stocks and investment trusts. Between March 31, 2004 and March 31, 2007, the percentage of total household assets invested in foreign and domestic stocks increased from 8.2% to 12.2% and the percentage invested in investment trusts increased from 2.4% to 4.6%. In addition, according to data released by The Investment Trusts Association of Japan, the ending balance of net assets of investment trust products publicly offered in Japan, excluding corporate trusts, has increased steadily between March 31, 2004 and March 31, 2007, from ¥39.0 trillion to ¥72.5 trillion. We expect these trends to continue as Japanese individuals seek investment opportunities for their savings that offer the potential for greater rates of return.

Internet Usage Among Japanese Individuals

Internet access to Japanese households has increased from 81.4% at the end of 2002 to 87.0% at the end of 2005 and broadband access has increased from 28.2% to 55.2% as of the same dates, respectively, according to the Ministry of Internal Affairs and Communications. In addition to wired internet connections, almost all mobile telephones in Japan have access to the internet or to internet services offered by wireless telecommunications providers. The use of mobile telephones to access internet content is widespread and, including mobile telephones with internet access, 66.8% of the Japanese population is connected to the internet as of December 31, 2005. We believe that the prevalence and familiarity of Japanese individuals with the internet, including the ability to research products and services and execute transactions, both via mobile telephones and personal computers, will help to sustain growth in the market for online banking and asset management services.

Overview

We are a financial holding company that, through our three main operating subsidiaries, offers life insurance, non-life insurance and banking services, primarily to individuals in Japan. Our main operating subsidiaries and their core products are:

- *Sony Life.* We conduct our life insurance business through Sony Life, our wholly-owned subsidiary. Sony Life's core business is providing death-protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of "Lifeplanner" sales employees. Our life insurance business has a 26-year operating history and is our largest business, with ordinary revenues from the life insurance business accounting for 90.7% of our consolidated ordinary revenues and ordinary profit from the life insurance business accounting for 76.4% of our consolidated ordinary profit for the fiscal year ended March 31, 2007. As of March 31, 2007, Sony Life's total policy amount in force for individual life insurance products was ¥30,038.1 billion. Income from insurance premiums in our life insurance business increased to ¥605,051 million in the fiscal year ended March 31, 2007 compared to ¥580,171 million in the previous fiscal year. As of March 31, 2007, Sony Life's total capital, equal to the sum of its capital stock and capital surplus, was ¥65.8 billion. As part of its plan to expand its sales of individual annuity products, Sony Life has entered into an agreement with AEGON N.V., a Dutch life insurance and pension company, for the establishment of a new 50/50 Japanese joint venture company. Through the new joint venture company, Sony Life and AEGON N.V. plan to develop individual annuity products to be distributed in Japan through Sony Life's Lifeplanner sales employees as well as through banks and other financial institutions. Pending regulatory approval, the joint venture company is expected to commence operations in 2008.
- *Sony Assurance.* We conduct our non-life insurance business through Sony Assurance, our wholly-owned subsidiary established in 1998. Sony Assurance's core business is providing automobile insurance products and supplemental medical insurance products to individual customers, primarily through direct marketing via the telephone and the internet. Sony Assurance's aggregate net premiums written totaled ¥50,467 million in the fiscal year ended March 31, 2007, an increase of 11.4% from ¥45,278 million in the previous fiscal year. Voluntary automobile insurance products accounted for 88.0% of net premiums written in the fiscal year ended March 31, 2006 and 87.0% in the fiscal year ended March 31, 2007. As of March 31, 2007, Sony Assurance's total capital, equal to the sum of its capital stock and capital surplus, was ¥40.0 billion.
- *Sony Bank.* We conduct our banking business through Sony Bank, our consolidated banking subsidiary established in 2001. As an internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. During the fiscal year ended March 31, 2007, Sony Bank increased customer accounts by 14.3% to 491 thousand, increased its total customer assets, equal to the sum of total deposits and total investment trusts, by 25.7% to ¥848.8 billion, and increased its total balance of loans by 18.9% to ¥284.7 billion. Sony Bank also plans to begin offering online securities brokerage services in autumn 2007 through Sony Bank Securities Inc., its recently established wholly-owned securities brokerage subsidiary. As of March 31, 2007, Sony Bank's total capital, equal to the sum of its capital stock and capital surplus, was ¥40.0 billion.

History

We were established by Sony Corporation on April 1, 2004, through a corporate separation transaction under Japanese law, as a holding company for its life insurance, non-life insurance and banking businesses. We have held 100% of the outstanding shares of common stock of Sony Life and Sony Assurance since our establishment. We held 80.0% of the outstanding shares of common stock of Sony Bank at the time of our establishment but have since raised our equity interest in Sony Bank to 88.0%. Prior to the global offering, Sony Corporation holds 100% of the outstanding shares of our common stock.

Sony Life was established in 1979 as a joint venture between Sony Corporation and Prudential Insurance Company of America. In 1981 Sony Life commenced operations in Japan and introduced the Lifeplanner system. Sony Corporation and Prudential Insurance Company of America agreed to terminate their joint venture agreement in 1987. Upon termination of the joint venture agreement, Sony Corporation retained its direct 50% equity interest in Sony Life while the remaining 50% equity interest was transferred to and split among four other shareholders. One of these four shareholders was a Sony Corporation subsidiary that acquired a 10% equity interest in Sony Life, giving Sony Corporation majority control over Sony Life. In 1996, Sony Corporation acquired all of the outstanding equity interest in Sony Life and made Sony Life its wholly-owned subsidiary. Sony Life became our wholly-owned subsidiary simultaneously with our establishment by Sony Corporation on April 1, 2004.

Sony Assurance was established as a wholly-owned subsidiary of Sony Corporation in 1998 and began selling automobile insurance products in 1999 and medical and cancer insurance products in 2002. Sony Assurance became our wholly-owned subsidiary upon our establishment on April 1, 2004.

Sony Bank was established in April 2001. In June 2001 Sony Bank commenced operations, offering yen deposits, investment trusts and card loan services. Sony Bank introduced foreign currency deposits in September 2001 and mortgage loans in March 2002. Sony Bank became our consolidated subsidiary upon our establishment on April 1, 2004. We currently hold 88.0% of Sony Bank's outstanding shares of common stock. The remaining 12.0% of Sony Bank's common stock is held by Sumitomo Mitsui Banking Corporation, which has been a shareholder of Sony Bank since its establishment.

Our Strengths

As the first financial services group in Japan to provide insurance and banking services under one umbrella, we believe that we are well positioned to capitalize on the rapidly changing market for financial services in Japan by combining an intense focus on the retail market with highly effective distribution channels tailored to each of our business lines. We believe that these business strengths are complemented by our strong financial position and our diversified sources of income, which combine stable earnings from our core life insurance business with increasing contribution from our non-life insurance and banking businesses. We intend to continue leveraging our strengths to provide our customers with quality products and services that meet their economic needs in an innovative way.

We have a strong focus on the retail market and a consistent, effective branding strategy

We have a uniform focus on providing highly responsive customer service and innovative product development to retail customers in all of our businesses. Historically, Japanese financial institutions have attempted to differentiate themselves from competitors on the basis of scale of operations and mass marketing. As part of their emphasis on scale, most Japanese financial institutions have historically targeted both the commercial and retail markets. In contrast, we have made the Japanese retail market, which we believe has been historically underserved, the primary focus of all of our businesses. We believe our customer-centric culture allows us to focus on developing products and services that meet the needs of retail customers more effectively than those of our competitors. Our focus on service, innovation and attention to detail are consistent with the corporate culture of our parent, Sony Corporation, and the Sony group, a leading player in the consumer electronics and entertainment businesses. We believe we have established a customer-centric brand image for each of our businesses under the common "Sony" brand so that the efforts of each individual business reinforce those of the others. In recent years our operating subsidiaries have ranked at or near the top of several domestic surveys of customer satisfaction and reliability.

Our tailored distribution channels permit us to more effectively deliver products and services to our customers and have contributed to our historical growth.

In each of our core businesses we have developed tailored distribution channels to best meet our customers' needs:

- Sony Life focuses primarily on the death protection market, which it serves through a unique consulting-based sales approach utilizing its Lifeplanner sales employees as well as its "Partner" independent sales agents with strong consulting skills in life planning.
- Sony Assurance offers automobile insurance products and medical and cancer insurance products directly to customers through effective use of telephone and internet channels, in contrast to most other Japanese non-life insurers, which offer their products through agency channels.
- Sony Bank has made use of the internet channel to offer a steadily expanding menu of asset management services and loans to individuals, including mortgage loans, in contrast to traditional full-service banking institutions with their extensive physical infrastructure.

We believe that Sony Life's Lifeplanner sales employees and its Partner independent sales agents have used their expertise and experience to increase sales of death protection insurance products both to new and existing customers by uncovering their latent life insurance needs through in-depth consultation sessions. The high productivity of our Lifeplanner sales employees and Partner independent sales agents is reflected in the high average annualized premiums from new insurance sales per salesperson, which we measure as annualized premiums from new sales of individual life insurance products divided by the sum of our Lifeplanner sales employees and the registered salespersons employed by our Partner independent sales agents. In the year ended March 31, 2006, Sony Life's annualized premiums from new insurance sales per salesperson were ¥2.12 million, which we believe significantly exceeds the corresponding figures for the career agents and sales agents of Japan's largest life insurance companies. To achieve this productivity, we apply selective hiring standards and generally hire individuals with successful sales records in industries other than insurance, to avoid importing more traditional life insurance sales techniques into our sales force. Sony Life's Lifeplanner sales employees are comprised primarily of university graduates working full-time, and the turnover rate is generally low.

Sony Assurance's low-cost direct-marketing operating structure, combined with its risk segmentation methodology under which premiums are calculated according to distances driven by the insured, primary driving purpose and other measures, enables it to provide premiums that are considerably less expensive than those charged by its non-direct marketer competitors. Sony Assurance has been the number one direct insurer in Japan's growing direct automobile insurance market for each of the five fiscal years ended March 31, 2007, as measured by direct premiums written for voluntary automobile insurance products. Sony Assurance's share of the aggregate direct premiums written for voluntary automobile insurance products by direct insurers in Japan's automobile insurance market for the fiscal year ended March 31, 2007 was slightly above 30% and its market share has grown at a compound annual growth rate of 22% over the five-year period ended March 31, 2007, outpacing the 17% compound annual growth rate of the overall direct automobile insurance market over the same period.

Sony Bank has leveraged the convenience and cost-effectiveness of the internet to steadily expand its product and service offerings over its six-year operating history while maintaining its focus on providing retail asset management and lending services to Japanese individual consumers. Sony Bank has grown quickly since its launch in June 2001, reaching 491 thousand customer accounts and total customer assets, equal to the sum of total deposits and total investment trusts, of ¥848.8 billion as of March 31, 2007, representing increases of 14.3% and 25.7%, respectively, compared to one year earlier. Over the same period, Sony Bank's average customer asset balance, equal to total customer assets divided by total customer accounts, grew by 9.6% to ¥1.72 million. Sony Bank introduced foreign currency deposits in September 2001 and has gradually increased to eight the number of foreign currencies available to its accountholders. Sony Bank first began offering mortgage loans in March 2002 and its balance of mortgage loans has grown to ¥278.0 billion as of March 31, 2007.

Our operating results combine steady earnings contribution from our life insurance business with increasing profitability in our non-life insurance and banking businesses.

Sony Life has a long history of profitability and operates primarily in the death protection segment of the Japanese life insurance market. For the year ended March 31, 2007, death-protection and endowment insurance policies in force accounted for 75.3% of Sony Life's aggregate annualized premiums, with death-protection insurance products accounting for the vast majority. We believe that Sony Life's consulting-based sales approach has helped it to build a loyal customer base, reflected in its lapse and surrender rate of 5.90% for individual insurance products on a policy amount basis for the year ended March 31, 2007, which we believe is one of the lowest among Japanese life insurance companies. In the fiscal year ended March 31, 2007, Sony Life had net income of ¥7,494 million and core profit of ¥24,366 million.

Due to steady growth in its revenues and continuous efforts to improve its net expense ratio, Sony Assurance recorded net income of ¥1,598 million in the fiscal year ended March 31, 2007, following losses in earlier periods. Sony Assurance's increasing scale of operations and its efficient distribution channels have helped the growth in its net premiums to outpace the growth in its operating expenses. As a result, Sony Assurance's combined ratio of 79.9% for the fiscal year ended March 31, 2007 was one of the lowest among Japan's non-life insurance direct marketers, and was also lower than the average for Japan's five largest non-life insurers, as measured by direct premiums written for voluntary automobile insurance products. A major contributing factor to the improvement in Sony Assurance's combined ratio has been its success in recovering the initial cost of new policy acquisitions through maintenance of existing policies. For the year ended March 31, 2007, Sony Assurance maintained more than 90% of its policyholders past the initial policy year.

Sony Bank recorded net income in each of the fiscal years ended March 31, 2006 and 2007, achieving profitability in its fifth year of operations. Sony Bank's gross operating profit in the fiscal years ended March 31, 2005, 2006 and 2007 was ¥5,343 million, ¥9,420 million and ¥9,056 million, respectively. We believe that the prevalence and familiarity of Japanese individuals with the internet will help to sustain growth in the market for online banking and asset management services, and we believe that Sony Bank's increasing scale and the efficiencies possible with internet banking provide a foundation for long-term profitability.

Our operations are supported by our strong financial position.

We believe the strong financial position of our main operating subsidiaries will serve as a foundation for our future growth strategy. Sony Life has maintained a high solvency margin ratio in recent years and its solvency margin ratio of 1,852.0% as of March 31, 2007 was higher than that of any of Japan's largest life insurers as of that date. Sony Assurance's solvency margin ratio as of March 31, 2007 was 1,009.7%, which is comparable to Japan's leading non-life insurers and is higher than the industry average for Japan's leading direct marketing non-life insurers, where the industry average is calculated as the sum of the numerators of each direct marketing non-life insurer's solvency margin ratio divided by the sum of the denominators of each direct marketing non-life insurer's solvency margin ratio. Sony Bank's capital adequacy ratio was 11.49% as of March 31, 2007, an increase from 9.24% as of March 31, 2006. Although this increase was due in part to Japan's adoption of Basel II guidelines to calculate capital adequacy, Sony Bank's capital adequacy ratio is well above the 4% minimum capital adequacy ratio required of Japanese banks with only domestic operations. In addition, due to its limited operating history and a loan portfolio consisting mainly of mortgage loans, Sony Bank's non-performing loan ratio, the ratio of risk-monitored loans to total loans, was 0.1% as of March 31, 2007, considerably lower than most of Japan's "city" banks, regional banks and trust banks. As a group, we believe we have a strong business foundation and the resources to support plans for future growth.

As of March 31, 2007, Japanese government and corporate bonds accounted for 49.2% of the assets in the general account of Sony Life. During the continuation of Japan's zero rate interest policy, Sony Life shortened the average duration of its assets but is now expanding its investment in longer-term bonds as interest rates rise. Sony Assurance, in light of the short effective duration of its liabilities with respect to automobile insurance policies, invests primarily in highly rated yen-denominated bonds. Japanese government and corporate bonds accounted for 59.5% of the securities portfolio of Sony Bank as of March 31, 2007, with highly-rated foreign bonds accounting for the majority of the balance. None of our subsidiaries engages in commercial lending.

As of July 31, 2007, Sony Life has received ratings of A+ (Strong) from Standard & Poor's, Aa3 from Moody's Investor Services, A+ (Superior) from A.M. Best, AA from Japan Credit Rating Agency and AA from Rating and Investment Information, Inc. As of the same date, Sony Bank has received a long-term credit rating of A– and a short-term credit rating of A-2 from Standard & Poor's.

Our Strategy

Amid ongoing deregulation, Japan's financial services market is experiencing rapid change. We see a number of ways for our operating subsidiaries to benefit from this environment. Our key strategic initiatives include the following:

Continue to grow our market share in our core businesses.

We see opportunities to grow our market share in each of our core businesses. More specifically:

- In the Japanese life insurance market, the world's second largest, Sony Life has focused on providing death-protection and other insurance products to individuals. Sony Life has steadily grown its market share in recent years and in the fiscal year ended March 31, 2007 had a market share of 3.9%, as measured by aggregate individual insurance premiums billed in Japan, up from 2.9% in the fiscal year ended March 31, 2002. The portion of Japan's population in its 30s and 40s accounts for a relatively large percentage of Japan's overall population, and we expect this group, which is Sony Life's primary target customer base, to remain relatively constant over the medium term, offering opportunities for further growth. By further investing in its Lifeplanner sales employees, Sony Life seeks to continue to grow its market share. As Japan's overall population continues to age, Sony Life also intends to increase its offerings of medical, cancer and nursing-care insurance products, as well as its individual annuity products.
- In the Japanese automobile insurance market, direct marketers had a total market share of 3.9%, based on direct premiums written for voluntary automobile insurance, in the year ended March 31, 2007, an increase from 1.7% in the year ended March 31, 2002. Sony Assurance has increased its share among Japanese direct marketers over the same period. We believe the direct insurance market in Japan will continue to grow with increased consumer awareness of the reasonable premium levels and high service quality provided by the direct insurance model. We believe reliable service, strong branding and competitive pricing will allow Sony Assurance to continue to grow its market share in the Japanese automobile insurance market.
- Starting from a small base, Sony Bank's specialized business model and focused customer targets have succeeded in growing total customer assets rapidly. In our banking business, because Sony Bank does not have the fixed costs associated with maintaining a branch network, its low-cost structure enables it to offer competitively-priced transaction fees and interest and exchange rates closely tied to

prevailing market rates. We believe that Sony Bank's competitively priced fees and interest rates, together with its expanding product offerings, will enable it to continue to grow the scale of its business while improving its efficiency. Since its establishment in April 2001, Sony Bank has steadily increased the number of total customer accounts, the amount of total customer assets, which is equal to the sum of total deposits and total investment trusts, and the balance of total loans.

Enhance our group synergies by expanding cross-selling arrangements.

We intend to enhance our group synergies by further expanding cross-selling arrangements among our operating subsidiaries. These cross-selling arrangements include:

- marketing of Sony Assurance automobile insurance products by Sony Life's Lifeplanner sales employees;
- referrals by Sony Life's Lifeplanner sales employees to Sony Bank's mortgage loans;
- underwriting of group credit life insurance products by Sony Life for mortgage loans extended by Sony Bank, including optional riders providing mortgage loan borrowers with coverage for three major diseases;
- marketing of Sony Assurance fire insurance products by Sony Bank to customers of its mortgage loans; and
- sales of Sony Life individual annuity products by Sony Bank.

These cross-selling arrangements have already contributed to increases in our revenues, particularly as they have allowed our individual operating subsidiaries to reach a broader base of potential customers. For example, sales of Sony Assurance automobile insurance policies by Sony Life's Lifeplanner sales employees have increased steadily in recent years, accounting for over 9% of the number of new automobile insurance policies underwritten by Sony Assurance in each of the last three fiscal years and 9.3% of the total number of automobile insurance policies in force as of March 31, 2007. In addition, the balance of Sony Bank mortgage loans extended to borrowers referred to Sony Bank by Lifeplanner sales employees has grown in each of the last three fiscal years, reaching approximately 8% of Sony Bank's total balance of mortgage loans as of March 31, 2007.

We plan to continue to take advantage of these existing arrangements and develop new cross-selling opportunities in the future. For example, Sony Life plans to seek approval from Japan's Financial Services Agency, or FSA, to engage in bank agency operations. Upon receiving approval, Sony Life's Lifeplanner sales employees will be permitted to engage directly in sales of Sony Bank mortgage loans. As each of our operating subsidiaries grows, we believe the brand image and business opportunities of the Sony Financial Holdings group as a whole are improved.

Enter new businesses, including through strategic alliances.

We plan to enter into new and complementary business areas, particularly those targeting the investment needs of Japanese individuals. The scale of investment activity by Japanese individuals has been increasing in recent years. According to data released by the Bank of Japan, the total financial assets of Japanese households increased from ¥1,429.4 trillion as of March 31, 2005 to ¥1,520.4 trillion as of March 31, 2006 and increased further to ¥1,536.1 trillion as of March 31, 2007, with much of the growth resulting from an increasing balance of risk assets such as stocks, investment trusts and variable annuity products. Our new businesses include:

- Sony Life's planned joint venture with AEGON N.V. to market individual annuity products developed for the Japanese market, which is expected to commence operations in 2008. We believe this joint venture will allow us to strengthen Sony Life's range of product offerings and that the investment-type individual annuity products to be developed by the joint venture will become another pillar of Sony Life's "life planning" marketing strategy, complementing its historical strength in traditional individual insurance products.
- The business alliance between Sony Life and Watami Co., Ltd., an operator of restaurants and other businesses in Japan, including nursing-care facilities. Through this alliance, Sony Life and Watami plan to develop mutual business opportunities in the nursing care market, including new life insurance products suited to the needs of potential nursing care facility residents.
- Sony Assurance's further diversification from automobile insurance through the development of new non-life insurance products.

- Sony Bank's establishment of Sony Bank Securities Inc., its new wholly-owned securities brokerage subsidiary expected to commence operations in autumn 2007, through which Sony Bank will provide accountholders with online securities brokerage services, expanding their investment options and increasing their convenience.

The Role of Sony Financial Holdings

We were established as a financial holding company to oversee the operation and administration of the life insurance business, non-life insurance business and banking business of our operating subsidiaries. As the holding company of the Sony Financial Holdings group, our primary functions are:

- *Formulation of Group Management Strategy.* We maintain close communication with our operating subsidiaries, including through the appointment of the president of each of Sony Life, Sony Assurance and Sony Bank to our own board of directors. Through such direct communication and cooperation, we coordinate overall business strategies for our operating subsidiaries in an effort to maximize group synergies and increase profitability.
- *Monitoring of Business Activities.* Although the responsibility for administering their respective businesses lies with each of our operating subsidiaries, we cooperate with them to monitor the status of their business operations to ensure consistency with group strategies.
- *Supervision of Risk Management and Compliance.* We formulate risk management and compliance principles and guidelines for the group and supervise risk management and compliance activities in an integrated manner to ensure their appropriateness and effectiveness.

Under the terms of a management agreement among us and each of Sony Life, Sony Assurance and Sony Bank, each is generally required to pay us an annual fee in return for services provided by us as the holding company of the Sony Financial Holdings group.

Our Life Insurance Business

We conduct our life insurance business through Sony Life, our wholly-owned subsidiary. Our life insurance business has a 26-year operating history and is our largest business, with ordinary revenues from the life insurance business accounting for 90.7% of our consolidated ordinary revenues for the fiscal year ended March 31, 2007. Sony Life had 4,145,875 total policies in force for individual insurance products and individual annuity products as of March 31, 2007, an increase of 7.8% compared to March 31, 2006. Our life insurance business also includes sales in the Philippines through Sony Life's wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation, which accounted for less than 0.01% of ordinary revenues from our life insurance business for the fiscal year ended March 31, 2007.

Sony Life's core business is providing death-protection insurance products to individuals, as well as a growing variety of medical, cancer and nursing-care insurance products and endowment insurance and individual annuity products. As part of its plan to expand its sales of individual annuity products, Sony Life has entered into an agreement with AEGON N.V., a Dutch life insurance and pension company, for the establishment of a new 50/50 Japanese joint venture company. Through the joint venture company Sony Life and AEGON N.V. plan to develop individual annuity products to be distributed in Japan through Sony Life's "Lifeplanner" sales employees as well as through banks and other financial institutions. Pending regulatory approval, the joint venture company is expected to commence operations in 2008. Sony Life also markets group insurance products and group annuity products to small- and medium-sized enterprises, or SMEs.

Sony Life seeks to differentiate itself from its competitors through the in-depth consulting-based sales approach of its experienced Lifeplanner sales employees and "Partner" independent sales agents. Lifeplanner sales employees and Partner independent sales agents work with customers through one-on-one consulting to formulate individualized life plans based on each customer's circumstances and life goals, taking into account considerations such as age, family composition, financial condition and potential future expenses such as the purchase of a home or education costs. Even after a Lifeplanner sales employee or Partner independent sales agent has helped a customer build an insurance portfolio with products and coverage amounts tailored to his or her individual needs, the same Lifeplanner sales employee or Partner independent sales agent maintains contact with the customer to review coverage and suggest any changes necessary to reflect the customer's evolving life plans. We believe the value that customers derive from these consulting services and ongoing after-sale communications, which we call "Lifeplanner Value", helps Sony Life differentiate itself from its competitors in the Japanese life insurance market. As of March 31, 2007, Sony Life had a total of 3,776 Lifeplanner sales employees and 2,186 Partner independent sales agents offering Sony Life's insurance products.

The advantages of Sony Life's consulting-based sales approach and its ongoing commitment to its customers is illustrated by:

- *Low lapse and surrender rates.* A life insurance company's lapse and surrender rate is the ratio expressed by dividing the policy amount that has lapsed or been cancelled during a given period (adjusted to reflect any increases, decreases and reinstatements of policy amounts) by the total policy amount in force at the beginning of that period. Sony Life's lapse and surrender rate for individual insurance products on a policy amount basis for the fiscal year ended March 31, 2007 was 5.90%, which we believe is one of the lowest among Japanese life insurance companies. We believe this is a reflection of a high level of customer satisfaction with Sony Life's products and services.
- *High average annualized premiums from new insurance sales per salesperson.* Average annualized premiums from new insurance sales per salesperson, which we measure as annualized premiums from new sales of individual life insurance products divided by the sum of our Lifeplanner sales employees and registered salespersons employed by our Partner independent sales agents, were ¥2.12 million in the year ended March 31, 2006. We believe this figure significantly exceeds the corresponding figures for the career agents and sales agents of Japan's largest life insurance companies. We believe this demonstrates the high level of productivity of Sony Life's Lifeplanner sales employees and Partner independent sales agents.
- *High customer satisfaction ratings.* Sony Life has placed at or near the top of consumer satisfaction and reliability surveys of Japanese life insurance companies in recent years.

Products and Service Offerings of Sony Life

Sony Life has assembled its line-up of product and service offerings to complement its consulting-based sales approach.

Sony Life's core business is providing death-protection insurance products to individuals. In the fiscal year ended March 31, 2007, pure death-protection insurance products for individuals accounted for 90.4% of new policies sold by Sony Life on a policy amount basis. To complement its core business, Sony Life also offers other types of individual insurance and individual annuity products as well as group insurance and group annuity products.

Term life insurance is Sony Life's main individual insurance product. Sony Life also offers individual whole life insurance products, individual endowment insurance products, variable life insurance products for which the return reflects the results of investments made in separate accounts, and a number of "third sector" or "tertiary" insurance products. In the Japanese insurance industry, life insurance products are called "first sector" or "primary" insurance products and non-life insurance products are called "second sector" or "secondary" insurance products. Insurance products that do not fit into either of these two categories are called "third sector" or "tertiary" insurance products. Third sector/tertiary insurance products include medical, cancer and nursing-care insurance products. Sony Life offers all three of these types of third-sector/tertiary insurance products, some with a built-in death benefit should death occur within the term of the policy. Sony Life's group insurance products consist primarily of group credit life insurance for borrowers under Sony Bank mortgage loans and group term life insurance for SMEs and other organizations. Sony Life also offers fixed and variable individual annuity products and group annuity products.

Historically, most of the life insurance and annuity products offered in the Japanese retail market included a participation feature that allowed policyholders to receive yearly policyholders' dividends. The majority of Sony Life's insurance and annuity products do not incorporate a participation feature. Sony Life does, however, offer some semi-participating insurance and annuity products. The yearly policyholders' dividends on participating policies are calculated based on three variables: mortality and morbidity rate margin, investment yield margin and administrative expense margin. In contrast to participating policies, semi-participating policies allocate dividends calculated at the end of each five-year period, starting from the sixth year of the policy. Dividends on semi-participating policies are based solely on the investment yield margin, so that policyholders receive a portion of the net positive return on investments in excess of the assumed rate of return on investments as calculated at the end of the five-year period.

Sony Life also offers a variety of policy riders providing additional benefits tailored to each policyholder, such as disability riders and medical coverage policy riders designed to supplement the coverage of a base insurance policy as well as risk-segmented non-smoker preferred risk riders and reduced surrender value riders and others that allow policyholders to lower their premiums. Sony Life continually reviews, updates and expands its product offerings while maintaining its focus on the individual life insurance market.

The following table sets forth a breakdown of Sony Life's premiums by product line for the periods indicated, on a non-consolidated basis:

	For the year ended March 31,		
	2005	2006	2007
	(millions of yen)		
Individual insurance products	¥535,390	¥559,390	¥583,438
Individual annuity products	6,243	10,966	12,274
Group insurance products	2,410	2,720	2,793
Group annuity products	6,195	6,128	5,033
Total	¥550,304	¥579,267	¥603,611

Note: Figures presented in the table above do not total because the premiums for individual insurance products, individual annuity products, group insurance products and group annuity products as presented above do not include ceded reinsurance commissions received and certain other items.

Measured on an annualized premiums basis, for the fiscal year ended March 31, 2007, "first sector" or "primary" death-protection and endowment insurance policies in force accounted for 75.3% of Sony Life's aggregate annualized premiums, "third sector" or "tertiary" medical protection and living benefit insurance policies in force accounted for 23.3%, and individual annuity policies in force accounted for 1.4%.

The following table sets forth selected information regarding new sales of Sony Life's individual insurance, individual annuity, group insurance and group annuity products on a non-consolidated basis for the fiscal years ended March 31, 2005, 2006 and 2007:

	For the fiscal year ended March 31,					
	2005		2006		2007	
	Number of new policies	New policy amount	Number of new policies	New policy amount	Number of new policies	New policy amount
	(millions of yen, except numbers of policies)					
Individual insurance products:						
Pure death-protection insurance products:						
Variable life insurance (whole life type)	65,862	¥ 376,682	40,698	¥ 239,471	61,401	¥ 319,567
Modified payment whole life insurance	380	5,816	314	5,190	206	3,283
Limited payment whole life insurance	5	12	(1)	(238)	(6)	(65)
Family insurance	14	119	5	38	8	60
Interest rate-sensitive whole life insurance	57,431	370,107	62,927	357,793	49,188	286,385
Whole life insurance (no selection type)	1,206	2,333	1,075	2,062	920	1,851
Living benefit insurance (whole life type)	9,745	29,101	11,336	35,059	13,171	40,422
Variable life insurance (term type)	274	9,172	171	5,451	226	8,592
Family income insurance	13,132	377,024	13,061	375,198	12,366	351,713
Living standard insurance	93	2,674	–	–	–	–
Level premium plan term life insurance	17,464	380,010	12,981	257,373	9,570	152,738
Decreasing term life insurance	7,857	198,039	6,987	174,041	6,024	140,239
Living benefit insurance (term type)	1,675	14,483	2,115	18,030	2,528	22,189
Level premium plan term life insurance (non-smoker preferred risk)	3,786	173,808	3,313	144,940	2,241	78,897
Decreasing term life insurance (non-smoker preferred risk)	4,234	155,909	4,260	150,773	3,918	137,239
Family income insurance (non-smoker preferred risk)	6,789	285,020	7,401	314,593	7,608	321,091
Increasing term life insurance	326	18,473	214	10,381	–	–
Long-term level premium plan term life insurance (with disability benefit)	–	–	2,145	100,695	3,887	177,328
Increasing term life insurance (reduced surrender value)	–	–	344	12,741	4,053	141,092

	For the fiscal year ended March 31,					
	2005		2006		2007	
	Number of new policies	New policy amount	Number of new policies	New policy amount	Number of new policies	New policy amount
	(millions of yen, except numbers of policies)					
Income protection insurance to cover three major diseases	–	–	–	–	959	947
Semi-participating whole life nursing-care insurance	–	–	–	–	6,250	24,486
Cancer insurance	24,442	3,992	24,875	3,683	24,221	3,513
Comprehensive medical insurance	203,853	85,744	177,972	81,034	165,810	81,086
Long term comprehensive medical insurance	1,469	637	878	401	629	291
Semi-participating living standard insurance (joint type)	7	129	10	255	7	183
Term riders and others[1]	(43,323)	938,873	(35,736)	776,584	(39,020)	813,366
Sub-total[2]	420,044	3,428,165	373,081	3,065,555	375,185	3,106,503
Mixed insurance products:						
Variable life insurance (limited term type)	1,459	7,022	2,753	11,083	9,302	27,494
Endowment insurance (without dividend)	25,152	111,285	23,069	97,744	21,085	85,187
Semi-participating endowment insurance	5,101	20,031	4,566	14,954	3,413	12,638
Sub-total	31,712	138,338	30,388	123,782	33,800	125,320
Pure endowment insurance products:						
Semi-participating educational endowment insurance	78,648	133,287	103,578	171,932	102,004	165,043
Living benefit riders	–	–	–	–	–	–
Sub-total	78,648	133,287	103,578	171,932	102,004	165,043
Total individual insurance products	530,404	¥ 3,699,791	507,047	¥ 3,361,271	510,989	¥ 3,396,867
Individual annuity products:						
Semi-participating individual annuity	1,927	10,530	1,734	9,408	1,555	7,534
Variable individual annuity	2,555	13,890	4,165	21,455	4,768	25,056
Total individual annuity products	4,482	¥ 24,421	5,903	¥ 30,864	6,323	¥ 32,590
Group insurance products:[3]						
Group term life insurance	963	385	13,363	2,058	–	–
Group welfare term life insurance	37,857	6,999	7,300	7,032	14,492	7,757
Group credit life insurance	–	–	–	–	–	–
Annuity payment rider	–	–	–	–	–	–
Total group insurance products	38,820	¥ 7,384	20,791	¥ 9,090	14,492	¥ 7,757
Group annuity products:[3][4]						
New-type corporate annuity products	–	–	805	15	196	44
Defined contribution corporate annuity products	–	–	20,085	1,732	–	–
National pension fund annuity products	–	–	–	–	–	–
Total group annuity products	–	¥ –	20,890	¥ 1,748	196	¥ 44

Notes:

(1) Includes, in addition to term riders, living benefit whole life policy riders and semi-participating lump sum nursing-care riders.

(2) Does not include the number of policies listed under term riders and others.

(3) Total number of new policies reflects the number of insured parties.

(4) For group annuity products, new policy amounts are equal to the sum of the initial premium payments under the relevant policies.

The following table sets forth selected information regarding the total number of policies and total policy amount in force of Sony Life's individual insurance, individual annuity, group insurance and group annuity products on a non-consolidated basis as of March 31, 2005, 2006 and 2007:

	As of March 31,					
	2005		2006		2007	
	Total number of policies	Total policy amount in force	Total number of policies	Total policy amount in force	Total number of policies	Total policy amount in force
	(millions of yen, except numbers of policies)					
Individual insurance products:						
Pure death-protection insurance products:						
Variable life insurance (whole life type)	293,793	¥ 1,945,301	324,850	¥ 2,153,449	375,485	¥ 2,401,057
Modified payment whole life insurance	21,470	235,603	20,687	223,442	19,850	210,663
Limited payment whole life insurance	421,314	3,723,988	406,440	3,568,366	392,351	3,421,896
Family insurance	1,596	15,081	1,555	14,670	1,504	14,179
Interest rate-sensitive whole life insurance	283,279	1,839,295	331,104	2,082,704	362,574	2,232,768
Whole life insurance (no selection type)	5,170	10,135	5,680	11,100	5,973	11,655
Living benefit insurance (whole life type)	175,420	573,296	180,039	583,565	186,678	599,740
Variable life insurance (term type)	917	26,521	1,021	29,859	1,190	37,194
Family income insurance	75,642	2,003,784	84,512	2,191,617	92,010	2,330,577
Living standard insurance	7,810	194,719	7,293	173,661	6,825	154,646
Level premium plan term life insurance	147,891	3,568,211	145,315	3,460,570	140,402	3,247,398
Decreasing term life insurance	46,213	1,148,290	49,709	1,174,038	52,119	1,160,784
Living benefit insurance (term type)	9,703	74,384	10,947	85,703	12,494	100,353
Level premium plan term life insurance (non-smoker preferred risk)	19,839	919,283	22,116	1,005,160	23,024	1,011,544
Decreasing term life insurance (non-smoker preferred risk)	20,132	709,554	23,686	795,007	26,760	859,392
Family income insurance (non-smoker preferred risk)	28,008	1,086,569	34,672	1,333,192	41,274	1,566,775
Increasing term life insurance	859	49,139	980	55,071	819	45,639
Long-term level premium plan term life insurance (with disability benefit)	–	–	2,141	100,452	5,897	272,353
Increasing term life insurance (reduced surrender value)	–	–	344	12,741	4,368	152,801
Income protection insurance to cover three major diseases	–	–	–	–	956	944
Semi-participating whole life nursing-care insurance	–	–	–	–	6,218	24,334
Cancer insurance	246,170	42,276	252,864	41,313	262,765	41,479
Comprehensive medical insurance	1,137,346	708,160	1,228,154	730,324	1,308,781	756,682
Long term comprehensive medical insurance	19,814	7,804	19,194	7,548	18,453	7,260
Semi-participating living standard insurance (joint type)	83	2,006	83	2,034	83	1,916
Term riders and others[1]	(341,448)	7,214,910	(358,749)	7,371,162	(377,745)	7,522,513
Sub-total[2]	2,962,469	26,098,319	3,153,386	27,206,759	3,348,853	28,186,554
Mixed insurance products:						
Variable life insurance (limited term type)	6,446	30,570	8,761	40,374	17,332	64,954
Endowment insurance (without dividend)	245,274	965,255	232,319	910,590	227,071	882,094
Semi-participating endowment insurance	41,955	135,239	42,734	135,358	42,631	133,798
Sub-total	293,715	1,131,065	283,814	1,086,324	287,034	1,080,848

	As of March 31,					
	2005		2006		2007	
	Total number of policies	Total policy amount in force	Total number of policies	Total policy amount in force	Total number of policies	Total policy amount in force
	(millions of yen, except numbers of policies)					
Pure endowment insurance products:						
Semi-participating educational endowment insurance	279,320	450,803	378,325	615,715	474,051	770,716
Living benefit riders	(658)	71	(41)	4	–	–
Sub-total[3]	279,320	450,875	378,325	615,719	474,051	770,716
Total individual insurance products	3,535,504	¥27,680,259	3,815,525	¥29,908,802	4,109,938	¥30,038,118
Individual annuity products:[4]						
Semi-participating individual annuity	13,140	68,657	14,226	73,677	15,083	77,187
Variable individual annuity	9,594	52,823	13,305	72,013	17,471	93,934
Others[5]	1,343	21,743	2,446	30,044	3,383	35,251
Total individual annuity products	24,077	¥ 143,225	29,977	¥ 175,735	35,937	¥ 206,374
Group insurance products:[6]						
Group term life insurance	103,113	245,560	107,065	259,141	98,350	237,699
Group welfare term life insurance	151,701	88,649	156,414	92,360	127,639	92,699
Group credit life insurance	3,662,246	481,585	3,386,294	571,583	3,139,548	577,602
Annuity payment rider[4]	179	208	188	204	182	178
Total group insurance products	3,917,239	¥ 816,003	3,649,961	¥ 923,289	3,365,719	¥ 908,179
Group annuity products:[6][7]						
New-type corporate annuity products	36,671	6,759	36,699	6,656	32,376	6,391
Defined contribution corporate annuity products	347,560	62,257	358,552	64,744	355,665	66,242
National pension fund annuity products	–	–	–	–	–	–
Total group annuity products	384,231	¥ 69,017	395,251	¥ 71,400	388,041	¥ 72,633

Notes:

(1) Includes, in addition to term riders, living benefit whole life policy riders and semi-participating lump sum nursing-care riders.

(2) Does not include the number of policies listed under term riders and others.

(3) Does not include the number of policies listed under living benefit riders.

(4) Total policy amount in force for individual annuity products and for annuity payment riders is equal to the sum of (a) the funds to be held at the time annuity payments are to commence for policies for which annuity payments have not yet commenced and (b) the amount of policy reserve for policies for which payments have commenced.

(5) Includes semi-participating nursing-care protection riders, semi-participating fixed individual annuity riders, and the amount of policy reserve for policies for which payments have commenced.

(6) Total number of new policies reflects the number of insured parties.

(7) For group annuity products, total policy amounts in force are equal to the amount of policy reserve under the relevant policies.

Individual Insurance Products

Individual insurance products constitute Sony Life's main product line and accounted for 96.2% of its total policy amount in force as of March 31, 2007 and 98.8% of new policies sold, on a new policy amount basis, including net increases in policy amounts due to conversions, during the fiscal year ended March 31, 2007. Premiums from individual insurance products constituted 96.6% of Sony Life's total premium income for the fiscal year ended March 31, 2007.

Pure Death-Protection Insurance Products

Individual insurance products categorized in the tables above as pure death-protection insurance products accounted for 90.3% of Sony Life's total policy amount in force as of March 31, 2007 and 90.4% of new policy amounts written by Sony Life, including net increases in policy amounts due to conversions, during the fiscal year ended March 31, 2007.

Among Sony Life's pure-death protection insurance products, new sales of insurance products targeted to corporate customers, such as increasing term life insurance (reduced surrender value) and long-term level premium plan term life insurance (with disability benefit), and new sales of semi-participating whole-life nursing-care insurance were strong during the fiscal year ended March 31, 2007. Variable life insurance (whole life type) and variable life insurance (term type) feature a variable death benefit based on the performance of underlying investment assets segregated in a separate account managed by Sony Life and are characterized by relatively low premiums that allow for affordable protection. In part due to the strong performance of the Japanese stock market during the period, the number of new variable life insurance (whole life type) and variable life insurance (term type) policies sold in the fiscal year ended March 31, 2007 increased compared to the prior fiscal year.

Term life insurance products generally combine a death benefit, if death occurs within the specified term, with premiums that are lower than those for whole life insurance products. Sony Life's principal term life insurance products for individuals include:

- term life insurance policy riders;
- level premium plan term life insurance policies that provide for a level benefit over the term of the policy;
- family income term life insurance policies that provide monthly benefit payments upon the death or disability of the insured;
- decreasing term life insurance policies that provide for a decreasing benefit over the term of the policy; and
- increasing term life insurance policies that provide for an increasing benefit over the term of the policy.

Sony Life also offers term life insurance products targeted to SMEs and other organizations. The tax deductibility of the premiums and the policy's benefit as a form of protection against the risk of losing key management personnel can make these products particularly attractive to SMEs. Sony Life's term life insurance products targeted to SMEs include:

- long-term level premium plan term life insurance policies that feature a disability benefit and cover a company's death severance payments;
- decreasing term life insurance policies with a benefit that decreases over the term of the policy, suitable for companies that expect decreases in their debt repayment expenses over time; and
- "New Executive Life" long-term level premium plan term life insurance policies featuring a long term and a relatively large benefit, providing long-term protection against the loss of key management personnel.

Term life insurance policies with relatively longer periods typically have a larger cash surrender value that the policyholder may receive upon surrender of the policy subject to certain conditions, such as upon the insured's retirement.

In contrast to term life insurance policies, whole life insurance policies provide coverage for the insured's entire life, rather than for just a specified term. Sony Life's whole life insurance products include:

- modified payment whole life insurance policies, featuring reduced premiums for a limited initial period;
- whole life insurance policies featuring a death benefit, under certain conditions, regardless of the health of the insured at the time of purchase;
- interest rate-sensitive whole life insurance policies, featuring a death benefit consisting of a standard fixed amount plus a supplemental variable amount, the size of which is based on the performance of underlying investment assets that are segregated in a separate account managed by Sony Life; and
- family insurance whole life insurance policies, featuring coverage for multiple family members.

Sony Life's medical, cancer and nursing-care insurance products are commonly identified in the Japanese insurance industry as "third sector" or "tertiary" insurance products. Medical insurance policies pay benefits if the insured must be hospitalized or, depending on the product, if the insured suffers from specified illnesses. Nursing-care insurance products pay benefits if the insured requires a specified level of nursing care over an extended period of time. Sony Life's medical, cancer and nursing-care insurance policies and policy riders are designed to supplement the coverage provided by Japan's national health care insurance system, and some of these products also include a death benefit should death occur within the term of the policy. Sony Life has been expanding its line-up of third sector/tertiary insurance products in recent years in response to increasing market demand for these types of insurance products as a result of Japan's aging population. Recently introduced products include semi-participating whole life nursing-care insurance, income protection insurance to cover three major diseases, and a semi-participating lump sum nursing-care rider.

Mixed Insurance Products

Individual insurance products categorized in the tables above as mixed insurance products accounted for 3.5% of Sony Life's total policy amount in force as of March 31, 2007 and 3.7% of new policy amounts written by Sony Life, including net increases in policy amounts due to conversions, during the fiscal year ended March 31, 2007.

Sony Life's mixed insurance products include an endowment insurance (without dividend) product and a semi-participating endowment insurance product that pays policyholders' dividends at the end of each five-year period, starting from the sixth year of the policy, as well as a variable life insurance (limited term type) product. In part due to the strong performance of the Japanese stock market during the period, the number of new variable life insurance (limited term type) policies sold increased in the fiscal year ended March 31, 2007 compared to the prior fiscal year.

Pure Endowment Insurance Products

Individual insurance products categorized in the tables above as pure endowment insurance products accounted for 2.5% of Sony Life's total policy amount in force as of March 31, 2007 and 4.8% of new policy amounts written by Sony Life, including net increases in policy amounts due to conversions, during the fiscal year ended March 31, 2007.

Endowment insurance products combine a death protection function with a savings function by paying a death benefit if the insured dies within a specified term or a maturity benefit of the same amount if the insured survives to the end of that term. Sony Life's pure endowment insurance products consist of a semi-participating educational endowment insurance product that pays policyholders' dividends at the end of each five-year period, starting from the sixth year of the policy. Educational endowment insurance products are designed to help policyholders save for the future education expenses of their children. Sony Life offers educational endowment insurance products with a variety of different maturities and payment arrangements, with the goal of providing maximum flexibility to policyholders.

Individual Annuity Products

Individual annuity products accounted for 0.7% of Sony Life's total policy amount in force as of March 31, 2007 and 0.9% of new policy amounts written by Sony Life, including net increases in policy amounts due to conversions, during the fiscal year ended March 31, 2007. Sony Life's individual annuity products include variable individual annuity products, semi-participating individual annuity products, semi-participating lump-sum nursing-care riders, and semi-participating fixed individual annuity riders.

Sony Life offers semi-participating fixed individual annuity products, including products that pay benefits for a fixed term and products that pay benefits throughout the life of the insured. Policyholders may elect to make their deposits over a specified period or through a single lump-sum payment. Deposits made into these policies are allocated to the general account managed by Sony Life, and Sony Life bears the risk that investments in the general account may not meet the assumed rates of return on investments.

Sony Life's variable individual annuity products pay a periodic amount linked to investment returns. Deposits made into these policies are allocated to Sony Life's separate account and administered and invested to meet the specific investment objectives of policyholders. Unlike the general account, risks associated with investments made with special account assets are borne entirely by the policyholders. Policyholders may elect to make their deposits over a specified period or through a single lump sum payment.

For both fixed individual annuity products and variable individual annuity products, a lump sum benefit payment is made in the event of the death of the insured prior to the commencement of annuity payments.

As part of its plan to expand its sales of individual annuity products, Sony Life has entered into an agreement with AEGON N.V., a Dutch corporation that is one of the world's largest life insurance and pension companies, for the establishment of a new 50/50 Japanese joint venture company. Sony Life and AEGON N.V. are currently proceeding with preparations for the launch of the joint venture and, pending regulatory approval, the joint venture company is expected to commence operations in 2008. Through the joint venture company Sony

Life and AEGON N.V. plan to develop individual annuity products to be distributed in Japan through Sony Life's Lifeplanner sales employees as well as through banks and other financial institutions. We expect that the joint venture company will focus initially on the development of individual variable annuity products for the Japanese market, such as guaranteed minimum accumulation benefit (GMAB) and guaranteed minimum withdrawal benefit (GMWB) annuity products, both products with which AEGON N.V. has extensive experience. Through the development of these products, Sony Life plans to take advantage of the recent growth in demand in the Japanese retail market for variable annuity investment products. According to data released by The Life Insurance Association of Japan, sales of variable annuity products in Japan during the fiscal year ended March 31, 2006 totaled ¥10.6 trillion, and it is generally anticipated that demand for variable annuity products among Japanese retail investors will continue to be strong in the near term.

Group Insurance Products

Group insurance products accounted for 2.9% of Sony Life's total policy amount in force as of March 31, 2007 and 0.2% of new policy amounts written by Sony Life, including net increases in policy amounts due to conversions, during the fiscal year ended March 31, 2007. Sony Life's group insurance products consist mainly of group credit life insurance products and group term life insurance products.

Group credit life insurance products accounted for 63.6% of Sony Life's total group insurance policy amount in force as of March 31, 2007. Under this type of policy, in the event of the death or severe disability of the insured, Sony Life pays a benefit that is applied toward the repayment of the insured's loans, typically mortgage loans. The amount of the benefit paid by Sony Life is dependent upon the amount of the remaining debt under the insured's loans. Sony Life began underwriting group life insurance policies for mortgage loans extended by Sony Bank in March 2002, and polices on behalf of Sony Bank have accounted for a growing portion of Sony Life's total group credit life insurance products in force in recent years.

Group term life insurance products accounted for 26.1% of Sony Life's total group insurance policy amount in force as of March 31, 2007. Group term life insurance products are similar to term life insurance products offered on an individual basis. However, only one application is processed on behalf of the many individuals covered under a group term life insurance policy. Sony Life offers group term life insurance products through corporations and other organizations as sponsored benefit programs, with premiums paid by the organizations, or on a non-sponsored basis, with the premiums paid by the insured.

Group Annuity Products

Group annuity products accounted for 0.2% of Sony Life's total policy amount in force as of March 31, 2007. Sony Life offers group annuity products to meet the needs of SMEs, large corporations and other organizations that wish to offer defined benefit plans to their employees or other organization members. These plans offer fixed pension benefits with premium payments calculated based on the amount of the fixed benefits.

Sony Life also offers defined contribution corporate annuity products, which do not guarantee minimum returns but rather reflect the results of investments made in a variety of segregated accounts among which the individual may allocate plan assets. Plan assets under a defined contribution corporate annuity may be transferred to the plan of a new employer when the employee changes employment.

Sales and Marketing: "Lifeplanner" Sales Employees and "Partner" Independent Sales Agents

Sony Life seeks to differentiate itself from its competitors through the in-depth consulting-based sales approach of its experienced "Lifeplanner" sales employees and "Partner" independent sales agents. Lifeplanner sales employees and Partner independent sales agents work with customers through one-on-one consulting to formulate individualized life plans based on each customer's circumstances and life goals, taking into account considerations such as age, family composition, financial condition and potential future expenses such as the purchase of a home or education costs. Customers often have unstated financial needs and face risks that they themselves are not fully aware of. We believe Sony Life's consulting-based sales approach is well-suited to helping customers to identify latent financial needs and risks and to understand the types of insurance coverage that can help them achieve their life goals. We also believe that the value customers derive from Sony Life's consulting services and ongoing after-sale communications, which we call "Lifeplanner Value", helps Sony Life differentiate itself from its competitors in the Japanese life insurance market.

In an effort to ensure that they have the experience necessary to carry out Sony Life's in-depth consulting-based sales approach, Sony Life generally only hires as new Lifeplanner sales employees individuals who have already accumulated significant sales experience, generally outside of the life insurance industry. Sony Life also requires all newly hired Lifeplanner sales employees to complete a rigorous in-house training program to equip them with the necessary knowledge, attitude and skills to implement Sony Life's consulting-based sales approach. Similarly, Partner sales agents are required to complete specialized training to familiarize themselves with Sony Life's products and become educated in Sony Life's consulting-based sales approach. Training for a Lifeplanner sales employee typically takes two years. We believe that the training we provide to our Lifeplanner sales employees and Partner independent sales agents helps to instill them with the high level of motivation and morale necessary to succeed. All Lifeplanner sales employees and Partner independent sales agents are licensed pursuant to industry-wide standards.

Sony Life also employed 84 branch general managers and 15 sales managers as of March 31, 2007 to recruit, train and oversee its Lifeplanner sales employees. Sony Life has established the Sony Life Academy to provide its managers and branch general managers with a basic training course, followed by a program of ongoing coursework, focusing on the leadership skills necessary to be effective managers of their Lifeplanner sales employees and Partner sales agents.

As of March 31, 2007, Sony Life had a total of 3,776 Lifeplanner sales employees. Illustrating the importance placed on education and training, as of June 1, 2007:

- 1,899 of Sony Life's Lifeplanner sales employees were qualified as affiliated financial planners licensed by the Japan Association for Financial Planners;
- 129 of Sony Life's Lifeplanner sales employees were certified financial planners licensed by the Certified Board of Financial Planners of the United States; and
- 2,053 of Sony Life's Lifeplanner sales employees were certified skilled workers in financial planning recognized by the Japanese government under the Human Resources Development Promotion Law of Japan (104 qualified as first grade certified skilled workers and 1,949 as second grade).

During the initial training period for Lifeplanner sales employees, compensation includes a fixed salary component, together with any sales commissions earned during that period. Upon completion of training, however, compensation for Lifeplanner sales employees consists solely of sales commissions on the Sony Life products and services they sell, as well as sales commissions on their sales of Sony Assurance automobile insurance products and their referrals of customers to Sony Bank mortgage loans. For Partner independent sales agents, compensation consists solely of sales commissions on Sony Life products and services sold. In addition, bonuses paid to Lifeplanner sales employees reflect their individual sales achievements over the preceding period, and the sales commissions paid to Partner independent sales agents increase incrementally as they meet certain sales targets for number and amount of new policies. With the goal of increasing the amount of follow-up consulting-based sales, Sony Life revised its commissions system in April 2007 to introduce a new feature under which Lifeplanner sales employees and Partner independent sales agents also receive continuous, periodic sales commissions over the term of the outstanding life insurance policies they have sold. In addition, as a means of boosting sales productivity, Sony Life periodically sponsors various sales contests for its Lifeplanner sales employees and Partner sales agents.

As of March 31, 2007, Sony Life's 3,776 Lifeplanner sales employees operated through 84 retail offices located throughout Japan. As of the same date, Sony Life also had 2,186 Partner sales agents offering Sony Life's insurance products. Sales by Lifeplanner sales employees accounted for approximately 70% of Sony Life's new policy amounts written in the fiscal year ended March 31, 2007.

Customer Support

Sony Life maintains two customer centers, equipped with a total of 73 operator booths as of March 31, 2007, to answer telephone inquiries from Sony Life policyholders. These centers provide policyholders a convenient means to ask questions, access detailed information about, and make changes to, existing policies, and request information about other Sony Life products and services.

Sony Life also provides policyholders with online services to supplement the services available through its customer centers. Through Sony Life's website, policyholders can view detailed information about their policies, make changes to personal information in customer profiles, apply for loans under their policies, make arrangements for loan repayments, and make changes to asset allocation under variable life insurance policies. A variety of services are also available through the mail. More generally, visitors to Sony Life's website can learn about its consulting-based approach to insurance and the products best suited to their individual life plans, view detailed descriptions of available products and services, confirm branch locations, and submit questions to Sony Life representatives.

Once a year, Sony Life mails each of its policyholders a detailed summary of the policyholder's coverage under existing Sony Life policies. Sony Life also sends its policyholders a periodic email magazine called *Info-Clip*. Both the yearly summaries and the *Info-Clip* issues, as well as Sony Life's website, feature express requests for feedback regarding Sony Life's products and services. As part of Sony Life's effort to improve the quality of its customer service, the feedback received through these and other means is compiled into a report, *Voice of Customers*, that is circulated to Sony Life employees on a monthly basis.

In an effort to increase customer convenience, Sony Life streamlined its application process in August 2006 to permit the payment of initial premiums by direct debit. At the same time, Sony Life became the first life insurer in Japan to initiate policyholder coverage immediately upon receipt of the policyholder's application and related health verification forms, overriding conventional practices in the Japanese life insurance industry under which coverage does not begin until after the insurer has received the initial premium payment. To ensure appropriate management of underwriting risk, Sony Life simultaneously introduced procedures under which such advance coverage may be cancelled retroactively in the event Sony Life determines it cannot underwrite the risks relating to a particular policyholder.

Strategic Alliances

As part of its strategy to expand its product and service offerings to enhance growth, Sony Life has entered into the following business alliances:

- In September 2006, Sony Life announced an alliance with Watami Co., Ltd., an operator of restaurants and other businesses in Japan, including nursing-care facilities, for cooperation in developing mutual business opportunities in the nursing care market. Through its wholly-owned subsidiary, Watami no KAIGO Co., Ltd., Watami operates a total of 25 nursing care facilities in Japan and plans to expand this number in coming years. Through this alliance:

  - Sony Life and Watami cooperate to develop new life insurance products suited to the particular needs of potential nursing care facility residents, including products designed to offset the costs of future nursing care facility services;

  - Lifeplanner sales employees market Sony Life's products and services to potential customers of Watami nursing care facilities and their families, as well as holders of Watami's "Fureai Card" credit card and employees of Watami group companies; and

  - Customers that Sony Life introduces to Watami are eligible for special benefits, including priority with respect to open slots at Watami's nursing care facilities and, under certain conditions, a discount on the moving fee charged when a customer moves into a facility.

  Under the terms of the alliance, one Sony Life representative has been appointed to the board of directors of Watami no KAIGO and Sony Life has agreed to purchase on the open market and hold shares of common stock of Watami in an amount up to 5% of Watami's total outstanding shares. As of July 31, 2007, Sony Life held approximately 2.5% of Watami's total outstanding shares of common stock. In addition, Sony Life has also agreed under the terms of the alliance to consider making investments in funds established by Watami for the development of new nursing care facilities.

- Sony Life and AEGON N.V. plan to establish a new 50/50 joint venture which, pending regulatory approval, is expected to commence operations as a Japanese life insurance company in 2008. AEGON N.V. is a Dutch corporation and one of the world's largest life insurance and pension companies. Sony Life and AEGON N.V. plan to develop new individual annuity products through the joint venture company, initially focusing on variable annuity products, to be distributed in Japan through Sony Life's Lifeplanner sales employees as well as through banks and other financial institutions. The joint venture will have an initial capitalization of ¥20 billion.

  Under the terms of the agreement between Sony Life and AEGON N.V., the board of directors of the joint venture company will initially be composed of eight directors, Sony Life will have the right to nominate and appoint four of the initial directors and AEGON N.V. will have the right to nominate and appoint the remaining four directors. In addition, each of Sony Life and AEGON N.V. will have the right to nominate and appoint one representative director from among the eight directors. Sony Life will also have the right to designate the first President of the joint venture company and AEGON N.V. will have the right to designate its first Executive Vice President. In order to avoid direct competition with the joint venture company, AEGON N.V. has agreed and, with some exceptions, Sony Life has agreed not to underwrite directly annuity products that compete with the products of the joint venture company in Japan.

Sony Life has also entered into business alliances with more than a dozen other companies that operate nursing care facilities in Japan. Under these alliances, Sony Life policyholders may be eligible to receive special benefits related to these nursing care facilities, such as discounts on the moving fee charged when a customer moves into a facility and others.

In addition to the alliances described above, Sony Life seeks to enhance synergies within the Sony Financial Holdings group through its cross-selling arrangements with Sony Assurance and Sony Bank. These cross-selling arrangements include:

- marketing of Sony Assurance automobile insurance products by Sony Life's Lifeplanner sales employees;
- referrals by Sony Life's Lifeplanner sales employees to Sony Bank mortgage loans;
- underwriting of group credit life insurance products by Sony Life for mortgage loans extended by Sony Bank, including optional riders providing mortgage loan borrowers with coverage for three major diseases; and
- sales of Sony Life individual annuity products by Sony Bank.

In addition, Sony Life plans to seek approval from Japan's Financial Services Agency, or FSA, to engage in bank agency operations. Upon receiving approval, Lifeplanner sales employees will not be limited to referring their customers to Sony Bank mortgage loans, but will be permitted to engage directly in sales of Sony Bank mortgage loans.

Pricing and Underwriting

Pricing of Sony Life's insurance and annuity products is based mainly on assumptions with respect to mortality and morbidity rates, rates of return on its investments and administrative expenses.

Sony Life maintains underwriting policies and guidelines intended to prevent actual insurance payment events from occurring at a higher rate than the assumed mortality and morbidity rates and other assumptions it uses to price its products. Sony Life's insurance underwriting involves a centralized, automated application and risk evaluation process that determines whether the risk related to a particular applicant, including mortality and morbidity risk as well as the risk of insurance fraud, is consistent with the amount of risk Sony Life is willing to accept. The process considers the risk characteristics of the individual to be insured, including a detailed medical condition, occupation and financial profile.

Sony Life maintains strict guidelines regarding the exact type of examination depending on the type and amount of each policy. For example, in the case of policies that provide for death benefits exceeding a specified level, the individual to be insured must undergo medical examinations performed by physicians employed by or affiliated with Sony Life. Other Sony Life products offering lower levels of benefits require simplified examination procedures, such as interviews with insurance interview specialists, submission of the results of a physical examination, or in some cases only a written self-declaration. Sony Life underwrites its group policies generally by evaluating the risk characteristics of the prospective insured group.

To increase price competitiveness, Sony Life offers preferential rates on premiums for individuals who are non-smokers, reflecting lower mortality expectations, and for policies above a specified policy amount, reflecting expense-related savings.

When introducing new products or product lines, Sony Life's product development-related departments evaluate the relevant insurance underwriting risks, and establish appropriate pricing, based on analyses of statistical and other data collected from public institutions and other sources. Following the launch of a new product, Sony Life monitors the insurance payments that it makes under that new product and uses the insurance payment data it gathers as the basis for any subsequent changes to the product, including changes to specific underwriting risk management policies and pricing. Introducing new products often involves the use of assumptions based on limited experience as compared to existing products and product lines.

Reinsurance

Reinsurance is an arrangement in which an insurance company cedes a portion of specified risks that it has underwritten, together with all or a portion of the premiums it receives under the corresponding policies, to a reinsurer that agrees to assume those specified risks and pay the insurance company for all or a portion of the insurance company's losses arising under the reinsured policies.

Sony Life cedes a portion of its risk exposure to reinsurers in order to reduce its net liability on individual risks and claims. To a lesser extent, Sony Life also acts as a reinsurer, assuming specified amounts of certain types of risks underwritten by other insurers for which it has excess underwriting capacity and collecting all or a portion of the premiums under the policies it reinsures. During the fiscal year ended March 31, 2007, reinsurance premiums paid by Sony Life to third-party reinsurers totaled ¥2,168 million. During the same period, ceded reinsurance commissions received by Sony Life in the role of reinsurer totaled ¥70 million.

In order to mitigate the counterparty credit risk that results from having a portion of its risk exposure reinsured, Sony Life carefully reviews the financial condition of its reinsurers in an effort to minimize its potential exposure to losses from reinsurer default. As of July 31, 2007, all of Sony Life's reinsurers had a rating of A or higher from Standard & Poor's.

Claims Management

Sony Life manages the claims it receives under its policies through its claims management staff. Typically, claims are submitted directly to Lifeplanner sales employees or Partner independent sales agents, who forward the claims to Sony Life's claims management staff for administration. Although the relevant Lifeplanner sales employee or Partner independent sales agent is responsible for conducting direct communications with the party who has submitted the claim, claims management staff is responsible for managing and investigating the claim.

The claims management process is designed to handle legitimate claims efficiently while thoroughly investigating and challenging claims that Sony Life believes may be invalid or fraudulent. The responsibilities of claims management staff include reviewing claims documentation, monitoring claims developments, requesting additional information where appropriate and approving payment of individual claims. Sony Life has established authority levels for all individuals involved in the reserving and settlement of claims.

Through the use of a claims database that captures detailed statistics and information on every claim, Sony Life is able to monitor and identify loss trends on a timely basis, improving its ability to make informed pricing and underwriting decisions. Sony Life periodically undertakes audits of its claims management systems and staff to ensure the accuracy of its reporting and reserving policies and the efficacy of its overall claims management system.

Investments

Sony Life's investments are divided into two accounts, the general account and the separate account. Payments to customers for products providing a fixed benefit are made from investments in Sony Life's general account. Sony Life bears the risk that the investments in the general account will not yield sufficient return to cover benefits paid for products for which premiums are calculated based on a fixed assumed rate of return on investments. In order to safeguard the funds from which policyholder benefits are paid, regulations issued under the Insurance Business Law restrict the percentage of general account assets that may be allocated to specified classes of investments. See "—Regulatory Restrictions on Investments". In contrast, products for which customers bear the investment risk are paid from funds managed by Sony Life in its separate account. These products include individual variable insurance products and individual variable annuity products. While there are no regulations restricting allocation of separate account assets to specified classes of investments, Sony Life generally invests such assets in investments for which a market price is readily available so that it may realize the returns for payment to policyholders. Under these individual variable insurance and individual variable annuity policies, risks associated with investments made with special account assets are borne entirely by the policyholders.

Of Sony Life's total assets as of March 31, 2007, which amounted to ¥3,445,970 million, ¥3,123,298 million were general account assets. The balance consisted of separate account assets in the amount of ¥322,672 million. Unless otherwise noted, the information in this section relates to Sony Life's general account assets on a non-consolidated basis.

Management of Investments

In managing the investments of its general account assets, Sony Life's fundamental policy is to maintain the soundness of its assets and build an investment portfolio capable of ensuring stable medium- and long-term returns, taking into account anticipated risks and returns and responding quickly to changes in financial conditions and the investment environment.

In managing the investments of its general account assets, Sony Life considers the asset liability management, or ALM, approach and the long-term balance between assets and liabilities in an effort to ensure stable and sustainable returns. Sony Life's investment policy places emphasis on risk management and seeks to achieve the goals of quality, liquidity, stability and profitability.

- *Quality*. Sony Life seeks to maintain the quality of its portfolio by managing investment risk through a risk management system that monitors market risk, credit risk and other risks related to individual assets.
- *Liquidity*. Sony Life seeks to manage its investment portfolio to provide and maintain sufficient liquidity to support anticipated payment obligations with respect to policy benefits, claims and

maturities, as well as surrender payments to policyholders. Sony Life invests a large portion of its portfolio in liquid assets such as Japanese national and local government bonds and corporate bonds.

- *Stability*. Targeting a long-term, stable flow of investment earnings, based on the cash flow, duration and other characteristics of its liabilities, Sony Life engages primarily in investment activities yielding yen-denominated interest income such as yen-denominated bonds.
- *Profitability*. Sony Life seeks to augment long-term investment earnings by selectively investing in various assets, such as Japanese national and local government bonds and corporate bonds, including convertible bonds, Japanese stocks, foreign government and corporate bonds, policy loans to its policyholders, real estate, and alternative investments, that it believes bear a favorable risk-return profile.

Consistent with the basic policy described above:

- In an effort to ensure liquidity and stability, Sony Life has formed an investment portfolio consisting primarily of Japanese government and corporate bonds.
- In an effort to increase long-term profitability, beginning after the sharp decline in domestic stock prices in the mid-1990s, Sony Life decreased its investment in long-term Japanese government bonds and increased its investment in Japanese convertible bonds. In recent periods, as domestic stock prices have improved, a portion of the convertible bonds held by Sony Life have been converted into Japanese stocks. As a result of such conversions, as well as increases in the market value of its convertible bonds, in the fiscal years ended March 31, 2006 and 2007 the proportion of Sony Life's assets represented by Japanese stocks has been higher, and Sony Life has recorded higher unrealized gains on securities and gains on sale of securities, than in earlier years.
- To increase profitability and take advantage of the upward trend in interest rates in recent periods, Sony Life has been expanding its investment in longer-term Japanese government bonds, shifting to a relatively longer average duration of investment assets.

The primary types of investment risks that Sony Life is exposed to are risks associated with changes in interest rates, equity prices, and foreign currency exchange rates, as well as credit risk and real estate investment risk. Sony Life manages these risks by quantifying its exposure to each type of risk and limiting its exposure to within a permissible amount. Specifically, Sony Life calculates its exposure to losses that could occur within one year using statistical analysis called the value-at-risk method.

Sony Life manages interest rate risk by optimizing the characteristics of its investment portfolio in relation to its liabilities. Sony Life manages the level of its investments in stocks and other investments which have a relatively higher level of risk in order to improve its investment returns within acceptable risk parameters. Sony Life does not hedge its non-yen-denominated investments against foreign exchange risk. Because Sony Life's loan portfolio consists solely of policy loans, under which the amount of the loan is limited to the value of cash surrender payments recoverable under the policy, Sony Life has no exposure to obligor credit risk in connection with its loans. However, Sony Life is subject to the risk that issuers of the debt securities it holds may suffer a decline in credit quality, such as a credit rating downgrade, which would adversely affect the market value of those debt securities, as well as the risk that the issuers of those debt securities may default on principal and interest payments due on their obligations. In addition, because real estate assets were limited to 2.8% of the total assets in the general account as of March 31, 2007, Sony Life has only limited exposure to real estate investment risk arising from fluctuations in real estate values.

Regulatory Restrictions on Investments

Japanese regulations restrict the percentage of Sony Life's general account assets that may be allocated to specified classes of investments as generally set forth below:

Type of investment	Maximum percentage of allocation within general account assets
Domestic stocks and partnership interests	30%
Foreign currency-denominated assets	30%
Real estate	20%
High risk bonds, loans and securities lending[1]	10%
Other assets invested in a form similar to securities or other assets	3%

Note: Bonds, loans and securities lending considered by the FSA to have high credit risk include unsecured bonds with no credit ratings and unsecured loans to unlisted corporations with no credit ratings.

Japanese regulations do not impose restrictions on the maximum percentage of assets that may be allocated to specific classes of investments within separate account assets. Japanese regulations also restrict Sony Life from making certain types of specified investments. See "Supervision and Regulation—Our Life and Non-life Businesses—Restrictions on Investments".

Overall Composition of Investments

The following table provides a breakdown of Sony Life's invested assets and other assets in its general account as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Cash, deposits, call loans	¥ 214,266	8.9%	¥ 71,598	2.5%	¥ 237,496	7.6%
Monetary trusts	515,229	21.3	658,351	23.3	718,492	23.0
Securities:						
Domestic bonds(1)	1,321,447	54.7	1,499,591	53.1	1,535,634	49.2
Domestic stocks	53,248	2.2	250,718	8.9	244,379	7.8
Foreign bonds(2)	122,782	5.1	89,095	3.2	100,730	3.2
Foreign stocks	8,285	0.3	13,624	0.5	20,887	0.7
Other securities	12,093	0.5	17,257	0.6	15,522	0.5
Total securities	1,517,858	62.8	1,870,288	66.3	1,917,154	61.4
Policy loans	79,914	3.3	86,918	3.1	96,804	3.1
Real estate	50,602	2.1	75,579	2.7	87,025	2.8
Other assets	38,541	1.6	59,866	2.1	66,392	2.1
Allowance for doubtful accounts	(142)	(0.0)	(44)	(0.0)	(68)	(0.0)
Total	¥2,416,269	100.0%	¥2,822,559	100.0%	¥3,123,298	100.0%

Notes:

(1) Includes convertible bonds with a carrying value of ¥429,475 million, ¥315,845 million and ¥303,305 million as of March 31, 2005, 2006 and 2007, respectively.

(2) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

The following table summarizes changes in Sony Life's invested assets and other assets in its general account as of each date shown from the prior fiscal-year end:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Cash, deposits, call loans	¥(17,845)	¥(142,668)	¥165,897
Monetary trusts	96,005	143,121	60,141
Securities:			
Domestic bonds(1)	163,017	178,143	36,043
Domestic stocks	14,486	197,470	(6,339)
Foreign bonds(2)	(71,081)	(33,686)	11,634
Foreign stocks	2,441	5,339	7,263
Other securities	(83)	5,164	(1,735)
Total securities	108,780	352,430	46,866
Policy loans	8,284	7,004	9,885
Real estate	4,319	24,977	11,446
Other assets	5,395	21,325	6,526
Allowance for doubtful accounts	(35)	98	(24)
Total	¥204,902	¥ 406,289	¥300,739

Notes:

(1) Includes decreases in convertible bonds of ¥24,317 million, ¥113,630 million and ¥12,540 million as of March 31, 2005, 2006 and 2007, respectively.

(2) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

Investment Results

The following table sets forth the average rates of return based on net investment income for each of the components of Sony Life's investment portfolio in its general account for the periods indicated:

	As of March 31,		
	2005(1)	2006(1)	2007(1)
Cash, deposits, call loans	0.01%	0.01%	0.21%
Monetary trusts	1.59	3.51	1.92
Domestic bonds	1.31	1.19	1.18
Domestic stocks	17.57	11.05	9.49
Foreign securities(2)	3.14	5.67	3.66
Policy loans	4.43	4.39	4.32
Real estate	0.39	0.33	(1.10)
Total	1.70%	2.22%	2.02%

Notes:

(1) Does not reflect the effects of hedging.

(2) Foreign securities include yen-denominated bonds issued by non-Japanese issuers.

Average Assets

The following table sets forth the average balance of Sony Life's assets in its general account for each of the periods indicated, calculated based on the averages of daily ending balances:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Cash, deposits, call loans	¥ 142,261	¥ 146,754	¥ 149,446
Monetary trusts	451,328	557,027	633,148
Domestic bonds (1)	1,236,065	1,373,051	1,494,145
Domestic stocks	29,685	70,041	128,922
Foreign securities	161,214	111,641	103,625
Policy loans	75,823	82,157	91,270
Real estate	48,419	60,565	78,888
Total	¥2,194,348	¥2,452,859	¥2,755,716

Notes:

(1) Includes ¥426,254 million, ¥365,023 million and ¥286,921 million of convertible bonds as of March 31, 2005, 2006 and 2007, respectively.

(2) Foreign securities include yen-denominated bonds issued by non-Japanese issuers.

The average amounts of foreign investments were ¥161,250 million, ¥111,685 million and ¥103,680 million for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

Unrealized Gains and Losses

As of March 31, 2007, Sony Life's investments in securities other than those of its subsidiary, Sony Life Insurance (Philippines) Corporation, were classified into two categories:

- trading securities, which are securities held for the purpose of generating profits through trading of such securities; and
- available-for-sale securities, which are all other securities.

As of March 31, 2007, Sony Life held available-for-sale securities with a fair value of ¥2,454,661 million and trading securities with a carrying value of ¥37,528 million. A portion of Sony Life's trading securities are held as monetary trusts for which Sony Life is the beneficiary.

As of March 31, 2007, Sony Life did not hold any securities that would be classified into either of two other categories for securities held by insurance companies in Japan: held-to-maturity debt securities and policy-reserve-matching bonds, which are debt securities held long-term in order to match policy reserves. Beginning in the current fiscal year, Sony Life expects to begin holding debt securities classified as held-to-maturity debt securities.

Trading securities and marketable available-for-sale securities are stated at fair value. Unrealized gains and losses on trading securities are recognized in earnings. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of capital, net of income taxes, unless a decline in fair value is considered a significant impairment, in which case the decline is recognized in earnings as a valuation loss. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of Securities". Available-for-sale securities without readily obtainable fair value are stated at amortized cost or book value. For the purpose of computing realized gains and losses, cost is determined on a moving average method.

Trading account securities are those securities held for the purposes of trading account activities. Consistent with their purpose, Sony Life classifies all of its trading account securities as trading securities. The total amount of Sony Life's securities held for trading purposes as of March 31, 2005, 2006 and 2007, as well as the gains or losses recognized in earnings on trading account securities for the periods then ended are shown in the table below:

	As of or for the year ended March 31,					
	2005		2006		2007	
	Carrying value	Gains (losses) recognized in earnings	Carrying value	Gains (losses) recognized in earnings	Carrying value	Gains (losses) recognized in earnings
	(millions of yen)					
Securities held for trading purposes[1]	¥87,370	¥ (1,042)	¥59,649	¥ 3,907	¥37,528	¥ (3,458)

Note: Includes securities held as monetary trusts for which Sony Life is the beneficiary.

The following table sets forth the acquisition cost, fair value and unrealized gains and losses related to Sony Life's marketable available-for-sale securities as of March 31, 2005, 2006 and 2007:

	As of March 31, 2005[1]		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Marketable available-for-sale securities:			
Domestic bonds	¥1,591,361	¥1,651,629	¥ 60,268
Domestic stocks	38,253	57,863	19,609
Foreign bonds[2]	128,836	133,746	4,910
Foreign stocks	72	197	124
Other securities	8,175	11,272	3,097
Total	¥1,766,699	¥1,854,708	¥ 88,009

	As of March 31, 2006[1]		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Marketable available-for-sale securities:			
Domestic bonds	¥1,927,403	¥1,968,806	¥ 41,402
Domestic stocks	160,589	311,061	150,471
Foreign bonds[2]	90,622	93,577	2,955
Foreign stocks	72	242	169
Other securities	8,175	16,015	7,839
Total	¥2,186,863	¥2,389,702	¥ 202,839

	As of March 31, 2007[1]		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Marketable available-for-sale securities:			
Domestic bonds	¥1,983,123	¥2,040,238	¥ 57,114
Domestic stocks	167,468	297,486	130,017
Foreign bonds[2]	98,591	102,616	4,024
Foreign stocks	72	281	208
Other securities	7,145	14,039	6,893
Total	¥2,256,402	¥2,454,661	¥ 198,259

Notes:

(1) Amounts shown do not reflect the effects of hedging.

(2) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

The following table sets forth Sony Life's available-for-sale securities that cannot be assigned a market value as of March 31, 2005, 2006 and 2007:

	Carrying value as of March 31,		
	2005	2006	2007
	(millions of yen)		
Stocks of subsidiary	¥3,047	¥ 3,047	¥ 3,047
Other securities:			
Unlisted domestic stocks, excluding stocks bought on sold in over-the-counter transactions	5	5	5
Unlisted foreign stocks, excluding stocks bought on sold in over-the-counter transactions	116	159	330
Unlisted foreign bonds[1]	–	1,125	1,125
Others[2]	4,980	9,036	15,292
Subtotal	5,101	10,326	16,752
Total	¥8,149	¥13,374	¥19,800

Notes:

(1) Unlisted foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

(2) Consists primarily of investments in foreign private equity funds, as well as investments in domestic private equity funds.

Domestic Bonds

The domestic bonds in Sony Life's investment portfolio consist mainly of publicly traded debt securities and debt securities with readily obtainable market value and represented 54.7%, 53.1% and 49.2% of total assets in Sony Life's general account as of March 31, 2005, 2006, and 2007, respectively. Sony Life's domestic bonds had a weighted average yield of 1.31%, 1.19% and 1.18% for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. All of the bonds owned by Sony Life as of March 31, 2007 were listed on a Japanese securities exchange or were not listed but could reasonably be assigned a fair value.

None of Sony Life's domestic bonds were classified as held-to-maturity securities as of March 31, 2007, although Sony Life expects to begin holding debt securities classified as held-to-maturity debt securities beginning in the current fiscal year. Sony Life invests mainly in debt securities issued by Japanese national and local governments, other public entities and corporations which, based on its internal analysis, have high credit quality. None of the domestic bonds owned by Sony Life were in default as of March 31, 2007.

Sony Life's investments in domestic convertible bonds accounted for 17.8%, 11.2% and 9.7% of total assets in Sony Life's general account as of March 31, 2005, 2006 and 2007, respectively.

The following table sets forth the amount of domestic bonds owned by Sony Life as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Japanese national government bonds	¥ 687,985	52.1%	¥1,007,887	67.2%	¥1,132,358	73.7
Japanese local government bonds	46,278	3.5	43,440	2.9	32,492	2.1
Domestic corporate bonds(1)(2)	587,184	44.4	448,262	29.9	370,783	24.1
Total	¥1,321,447	100.0%	¥1,499,591	100.0%	¥1,535,634	100.0%

Notes:

(1) Includes domestic public entity bonds with a carrying value of ¥59,343 million, ¥47,075 million and ¥31,999 million as of March 31, 2005, 2006 and 2007.

(2) Includes convertible bonds with a carrying value of ¥429,475 million, ¥315,845 million and ¥303,305 million as of March 31, 2005, 2006 and 2007, respectively.

The following table sets forth the contractual maturity dates for Sony Life's domestic bonds as of the dates indicated:

	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years through 7 years	Due after 7 years through 10 years	Due after 10 years or having no maturity date	Total
	(millions of yen)						
As of March 31, 2005:							
Japanese national government bonds	–	¥ 13,348	¥238,329	¥ 30,723	¥405,019	¥ 564	¥ 687,985
Japanese local government bonds	¥ 1,885	30,430	7,796	1,857	4,307	–	46,278
Domestic corporate and public entity bonds	126,437	166,769	156,905	62,098	52,912	22,059	587,184
Total	¥128,322	¥210,547	¥403,030	¥ 94,678	¥462,238	¥ 22,623	¥1,321,447
As of March 31, 2006:							
Japanese national government bonds	¥ 6,618	¥ 43,831	¥263,905	–	¥692,989	¥ 542	¥1,007,887
Japanese local government bonds	18,003	19,352	1,934	–	4,149	–	43,440
Domestic corporate and public entity bonds	119,538	93,808	110,038	¥ 54,425	42,434	28,017	448,262
Total	¥144,159	¥156,991	¥375,877	¥ 54,425	¥739,572	¥ 28,559	¥1,499,589
As of March 31, 2007:							
Japanese national government bonds	–	¥ 96,209	¥197,975	¥260,665	¥576,964	¥ 544	¥1,132,358
Japanese local government bonds	¥ 11,899	7,493	1,741	3,220	8,138	–	32,492
Domestic corporate and public entity bonds	20,793	147,372	79,206	55,953	39,296	28,160	370,783
Total	¥ 32,692	¥251,074	¥278,922	¥319,838	¥624,398	¥ 28,704	¥1,535,633

Monetary Trusts

Sony Life utilizes monetary trusts for accounting classification purposes. Monetary trusts represented 21.3%, 23.3% and 23.0% of Sony Life's total assets in its general account as of March 31, 2005, 2006 and 2007, respectively. Monetary trusts include both available-for-sale securities and trading securities placed with a trust bank for convenience of administration.

Sony Life's total monetary trusts amounted to ¥515,229 million, ¥658,351 million and ¥718,492 million as of March 31, 2005, 2006 and 2007, respectively. Within total monetary trusts, investments in domestic corporate bonds, excluding convertible bonds, constituted the most significant class of underlying investment in each of the three most recent fiscal years, accounting for the majority of total monetary trusts as of March 31, 2006 and 2007. Investments in domestic convertible bonds also constituted a significant portion of the investments underlying Sony Life's total monetary trusts, although the proportion has decreased in each of the last three fiscal years, principally as the result of the conversion of convertible bonds.

Domestic Stocks

Domestic stocks represented 2.2%, 8.9% and 7.8% of Sony Life's total assets in its general account as of March 31, 2005, 2006 and 2007, respectively, and consisted mainly of shares of common stock, a significant portion of which were issued to Sony Life upon the conversion of convertible bonds. As of March 31, 2007, the vast majority of Sony Life's domestic stocks were listed on Japanese securities exchanges, or were not publicly traded but could reasonably be assigned a fair value.

The following table sets forth the amounts of domestic stocks owned by Sony Life, based on the industry of the issuer as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Mining	¥ 86	0.2%	¥ 151	0.1%	¥ 154	0.1%
Construction	231	0.4	328	0.1	318	0.1
Manufacturing industries:						
Food products	271	0.5	876	0.3	1,874	0.8
Textiles and clothing	593	1.1	2,651	1.1	2,255	0.9
Pulp and paper 126	126	0.2	3,654	1.5	5,786	2.4
Chemicals	2,810	5.3	12,293	4.9	9,206	3.8
Medical supplies	2,581	4.8	7,628	3.0	11,489	4.7
Oil and coal products	52	0.1	64	0.0	67	0.0
Rubber products	186	0.3	198	0.1	196	0.1
Glass and stone products	974	1.8	1,843	0.7	2,445	1.0
Steel	58	0.1	1,845	0.7	2,121	0.9
Non-steel metals	248	0.5	6,651	2.7	6,572	2.7
Metal products	26	0.0	4,915	2.0	4,034	1.7
Machinery	7,301	13.7	15,182	6.1	12,881	5.3
Electric appliances	17,708	33.3	54,277	21.6	45,573	18.6
Transportation vehicles	4,994	9.4	18,428	7.4	18,314	7.5
Precision instruments	1,061	2.0	7,989	3.2	11,642	4.8
Other	331	0.6	428	0.2	498	0.2
Electric and gas utilities	102	0.2	3,182	1.3	4,143	1.7
Transportation and communication industries:						
Ground transportation	477	0.9	8,995	3.6	13,050	5.3
Water transportation	–	–	20	0.0	624	0.3
Air transportation	9	0.0	2,379	0.9	2,533	1.0
Warehouses	1,144	2.1	3,084	1.2	3,001	1.2
Telecommunications	1,322	2.5	2,054	0.8	1,859	0.8
Wholesale	1,094	2.1	31,615	12.6	30,824	12.6
Retail	2,079	3.9	5,141	2.1	4,539	1.9
Financial industries:						
Banks	3,874	7.3	5,958	2.4	5,456	2.2
Securities and commodities futures trading companies	92	0.2	920	0.4	3,263	1.3
Insurance	433	0.8	2,305	0.9	2,053	0.8
Other	731	1.4	29,595	11.8	19,987	8.2
Real Estate	1,276	2.4	13,358	5.3	15,713	6.4
Service	963	1.8	2,692	1.1	1,893	0.8
Total	¥53,248	100.0%	¥250,718	100.0%	¥244,379	100.0%

Foreign Investments

Foreign investments represented 5.4%, 3.6% and 3.9% of Sony Life's total assets in its general account as of March 31, 2005, 2006 and 2007, respectively, and consisted mainly of investments in investment-grade bonds issued by foreign corporate issuers and foreign governments and agencies. In addition, as of March 31, 2007,

Sony Life held ¥17.0 billion in unlisted private equity investments in entities located in North America, Latin America and Europe, as well as ¥1.1 billion in Latin American government bonds with a credit rating of B, below investment grade.

Cash and cash equivalents denominated in currencies other than yen are categorized under "Cash and cash equivalents" and are not included in foreign investments unless otherwise noted. Of the foreign bonds, stocks and other securities owned by Sony Life as of March 31, 2007, the vast majority were listed on one or more securities exchanges, or were not listed but could reasonably be assigned a fair value.

The average yield on foreign investments (interest, dividends and realized gains and losses) was 3.14%, 5.67% and 3.66% for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

The following table sets forth the amounts of foreign investments (including non-yen-denominated cash, cash equivalents and other assets) classified as denominated in a foreign currency or denominated in yen as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Denominated in foreign currency:						
Foreign bonds	¥ 38,204	28.2%	¥ 34,461	31.8%	¥ 32,239	24.6%
Foreign stocks	3,245	2.4	3,290	3.0	3,329	2.5
Cash, cash equivalents and other assets	4,790	3.5	9,221	8.5	15,917	12.1
Subtotal	46,240	34.1	46,973	43.4	51,486	39.3
Denominated in yen:						
Foreign bonds and other	89,347	65.9	61,356	56.6	79,669	60.7
Total foreign investments	¥135,588	100.0%	¥108,330	100.0%	¥131,155	100.0%

The following table sets forth the amounts of foreign investments denominated in a foreign currency based on the type of foreign currency as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
U.S. dollar	¥ 35,175	76.1%	¥ 41,358	88.0%	¥ 43,074	83.7%
Euro	7,803	16.9	2,026	4.3	4,439	8.6
British pound	199	0.4	374	0.8	690	1.3
Danish krona	11	0.0	162	0.3	159	0.3
Norwegian kroner	–	–	–	–	69	0.1
Philippine peso	3,050	6.6	3,050	6.5	3,051	5.9
Total	¥ 46,240	100.0%	¥ 46,973	100.0%	¥ 51,486	100.0%

The following tables set forth the amounts of foreign investments held by Sony Life based on the location of the issuer as of the dates indicated:

	As of March 31, 2005					
	Foreign bonds(1)		Foreign stocks and other foreign securities		Total	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
North America	¥ 26,936	21.9%	¥ 2,936	35.4%	¥ 29,872	22.8%
Europe	24,310	19.8	1,148	13.9	25,458	19.4
Asia(2)	606	0.5	3,047	36.8	3,654	2.8
Latin America(3)	60,814	49.5	1,153	13.9	61,968	47.3
Middle East	1,049	0.9	–	–	1,049	0.8
Africa	9,065	7.4	–	–	9,065	6.9
Total	¥122,782	100.0%	¥ 8,285	100.0%	¥ 131,068	100.0%

	As of March 31, 2006					
	Foreign bonds(1)		Foreign stocks and other foreign securities		Total	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
North America	¥ 29,125	32.7%	¥ 5,099	37.4%	¥ 34,225	33.3%
Europe	12,132	13.6	3,251	23.9	15,384	15.0
Asia(2)	0	0.0	3,047	22.4	3,047	3.0
Latin America(3)	39,294	44.1	2,225	16.3	41,520	40.4
Middle East	1,026	1.2	–	–	1,026	1.0
Africa	7,517	8.4	–	–	7,517	7.3
Total	¥ 89,095	100.0%	¥ 13,624	100.0%	¥102,720	100.0%

As of March 31, 2007

	Foreign bonds(1)		Foreign stocks and other foreign securities(4)		Total	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
North America	¥ 32,239	29.3%	¥ 7,778	37.2%	¥ 40,017	30.6%
Europe	32,137	29.2	6,511	31.2	38,648	29.5
Asia(2)	–	–	3,047	14.6	3,047	2.3
Latin America(3)	36,364	33.1	3,550	17.0	39,914	30.5
Middle East	1,006	0.9	–	–	1,006	0.8
Africa	8,254	7.5	–	–	8,254	6.3
Total	¥110,002	100.0%	¥ 20,887	100.0%	¥130,889	100.0%

Notes:

(1) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

(2) The amount of foreign stocks and other foreign securities of issuers located in Asia as of March 31, 2005, 2006 and 2007 consisted entirely of the shares of Sony Life's wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation.

(3) Investments in issuers located in Latin America consist mainly of unit trusts, limited partnerships, limited liability companies and other special purpose vehicles located in the Cayman Islands which are managed by selected investment advisors and whose primary investments are in stocks and bonds.

(4) As of March 31, 2007, foreign stocks and other foreign securities included ¥17.0 billion in unlisted private equity investments in entities located in North America, Latin America and Europe.

The following table sets forth the contractual maturity dates for Sony Life's foreign bonds and foreign stocks and other foreign securities as of the dates indicated:

	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years through 7 years	Due after 7 years through 10 years	Due after 10 years or having no maturity date	Total
				(millions of yen)			
As of March 31, 2005:							
Foreign bonds[1]	¥14,920	¥29,099	¥35,650	¥35,257	¥ 2,792	¥ 5,061	¥122,782
Foreign stocks and other foreign securities	–	–	295	1,716	2,711	3,561	8,285
Total	¥14,920	¥29,099	¥35,946	¥36,974	¥ 5,504	¥ 8,623	¥131,068
As of March 31, 2006:							
Foreign bonds[1]	¥18,939	¥30,822	¥20,798	¥ 7,208	¥ 7,948	¥ 3,378	¥ 89,095
Foreign stocks and other foreign securities	–	–	756	2,311	6,237	4,319	13,624
Total	¥18,939	¥30,822	¥21,555	¥ 9,519	¥14,186	¥ 7,697	¥102,720
As of March 31, 2007:							
Foreign bonds[1]	¥ 5,943	¥34,008	¥22,094	¥13,718	¥ 1,782	¥ 23,182	¥100,730
Foreign stocks and other foreign securities	–	245	1,984	5,876	8,012	4,768	20,887
Total	¥ 5,943	¥34,254	¥24,078	¥19,594	¥ 9,794	¥ 27,951	¥121,617

Note: Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

Loans

Loans represented 3.3%, 3.1% and 3.1% of the assets in Sony Life's general account as of March 31, 2005, 2006 and 2007, respectively. All of the loans extended by Sony Life are loans made to insured parties under its individual insurance policies and individual annuity policies. Because the amount of each policy loan is limited to the value of cash surrender payments recoverable under that policy, Sony Life has no exposure to obligor credit risk in connection with its loans. Accordingly, Sony Life has no risk-monitored loans as defined under the Insurance Business Law guidelines.

Sony Life had total loans outstanding of ¥79,914 million, ¥86,918 million and ¥96,804 million as of March 31, 2005, 2006 and 2007, respectively. All of Sony Life's loans are fixed-rate loans.

Real Estate

Real estate represented 2.1%, 2.7% and 2.8% of Sony Life's total assets in its general account as of March 31, 2005, 2006 and 2007, respectively. Sony Life holds real estate for both corporate use and investment purposes. Of Sony Life's total real estate investments as of March 31, 2007, 2.6% by carrying value was used for corporate purposes, mainly for training facilities. Real estate held for investment purposes includes mainly commercial buildings held for rental income. Sony Life manages its real estate investments to maximize rental and other income. Such real estate may be subject to future sale depending on the amount of unrealized gains and the availability and price of rental office space. As of March 31, 2007, Sony Life had no real estate investments outside Japan.

The following table sets forth the amounts of real estate and movable assets owned by Sony Life as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Land	¥32,855	64.7%	¥32,855	43.4%	¥32,996	37.6%
Buildings	12,159	24.0	11,869	15.7	54,028	61.5
Movable assets	161	0.3	160	0.2	–	–
Construction in progress	5,586	11.0	30,853	40.7	1	0.0
Other tangible assets	–	–	–	–	857	1.0
Total real estate and movable assets	¥50,763	100.0%	¥75,739	100.0%	¥87,883	100.0%
Real estate for corporate use	¥ 2,169	4.3%	¥ 2,261	3.0%	¥ 2,247	2.6%
Real estate for rent	48,432	95.7	73,318	97.0	84,778	97.4
Total real estate	¥50,602	100.0%	¥75,579	100.0%	¥87,025	100.0%

Note: Sony Life owned four, four and five buildings for rental purposes as of March 31, 2005, 2006 and 2007, respectively.

Derivative Instruments

Sony Life uses derivative instruments, including over-the-counter bond options, stock index options, individual stock options, foreign exchange options and others, for the following purposes:

- to hedge the fluctuations in the market value of its investments; and
- on a supplemental basis with its investments to cover the time before such investments can be incorporated into Sony Life's asset portfolio or as a measure to address liquidity risk.

Sony Life uses derivative instruments primarily to hedge the risk associated with its existing asset portfolio. However, Sony Life occasionally enters into derivative instrument transactions to supplement its investment objectives, taking into account liquidity needs and transaction costs. Such activity is, however, limited to derivative transactions with a defined amount of risk that are executed in connection with Sony Life's annual investment plan. Sony Life limits its derivative instrument transactions to over-the-counter transactions with financial institutions with credit ratings of "BBB" or above. Sony Life also establishes position frameworks and position percentages for all its derivative transactions.

Sony Life also quantifies its exposure to various market risks by calculating its exposure to losses which could occur within one year using the value-at-risk method and controls such risks by setting limits based on such exposure.

Sony Life's derivative financial instruments are stated at fair value. Sony Life does not apply hedge accounting to any of its derivative financial instruments.

Sony Life reflects unrealized gains and losses related to derivative transactions in ordinary revenues and expenses. The following table sets forth the unrealized gains and losses related to Sony Life's derivative transactions as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Currency-related transactions	–	–	–
Stock-related transactions	–	¥ (11)	–
Bond-related transactions	–	–	¥ (4)
Total	–	¥ (11)	¥ (4)

The following table sets forth the contract values of stock index option contracts entered into by Sony Life as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Exchange:			
Calls bought	–	¥ 320	–
Puts bought	–	330	–
Over-the-counter:			
Puts bought	–	26,000	–

The following table sets forth the contract values of bond futures contracts and bond option contracts entered into by Sony Life as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Exchange:			
Bond futures sold	–	–	¥ 1,207
Over-the-counter:			
Bond option puts sold	–	–	49,963

Our Non-life Insurance Business

We conduct our non-life insurance business through Sony Assurance, our wholly-owned subsidiary. Sony Assurance's core business is providing automobile insurance products, including voluntary automobile insurance and compulsory automobile liability insurance, and medical and cancer insurance products to individual customers, primarily through direct marketing via the telephone and the internet, as well as through third-party sales agents. Sony Assurance's aggregate net premiums written, which is the sum of premiums received from policyholders as adjusted to reflect reinsurance premiums paid and ceded reinsurance commissions received, for the fiscal year ended March 31, 2007 totaled ¥50,467 million, 87.0% of which were attributable to net premiums written for voluntary automobile insurance policies. As of March 31, 2007, Sony Assurance had a total of approximately 930 thousand policies outstanding.

Sony Assurance's focus on direct marketing has allowed it to lower the costs of marketing and maintaining its insurance policies. As a result, Sony Assurance is able to maintain a low net expense ratio, the ratio of total underwriting expenses, including costs associated with the development and sales of new products and the maintenance of existing policies, to net premiums written. Sony Assurance's net expense ratio for the fiscal year ended March 31, 2007 was 26.3%. Sony Assurance also maintains a net loss ratio, the ratio of net losses paid and loss adjustment expenses (including expenses incurred in assessing claims) to net premiums written, that is one of the lowest among Japanese non-life insurance companies. For the fiscal year ended March 31, 2007, Sony Assurance's net loss ratio was 53.6%. Sony Assurance's combined ratio, the aggregate of its net expense ratio and net loss ratio, decreased from 82.5% for the fiscal year ended March 31, 2006 to 79.9% for the fiscal year ended March 31, 2007, one of the lowest among Japan's non-life insurance direct marketers, and also lower than the average for Japan's five largest non-life insurers, as measured by direct premiums written for voluntary automobile insurance products.

Sony Assurance's spectrum of risk-segmented voluntary automobile insurance products and its commitment to providing timely accident resolution services have contributed to high levels of customer satisfaction. In part because of its high customer satisfaction levels, Sony Assurance has been the number one direct insurer in Japan's growing direct automobile insurance market for each of the five fiscal years ended March 31, 2007, as measured by direct premiums written for voluntary automobile insurance products. In recent years Sony Assurance has also seen steady growth in its sales of medical and cancer insurance products, which are designed to supplement the coverage provided by Japan's national health insurance system.

Under the direct insurance business model, retaining the recurring premium income of existing policyholders is one of the keys to recovering the initial costs of the sales and marketing of new policies. By achieving high levels of customer satisfaction, Sony Assurance has succeeded in retaining a high percentage of its policyholders beyond the initial year of their policies. Its thirteen-month policy persistency rate was over 90% for the fiscal year ended March 31, 2007. The thirteen-month policy persistency rate reflects the percentage of insurance in force at the beginning of a thirteen-month period that remains in force at the end of that thirteen-month period, in each case as measured by the number of policies in force.

Products and Service Offerings of Sony Assurance

Voluntary Automobile Insurance Products

Net premiums written for voluntary automobile insurance products during the fiscal year ended March 31, 2007 amounted to ¥43,931 million, accounting for 87.0% of total net premiums written.

To more closely tailor its voluntary automobile insurance policies to the risk profiles of individual drivers and enhance its ability to provide competitively-priced coverage, Sony Assurance categorizes drivers into separate risk segments to determine the appropriate pricing of premiums. Driver characteristics used to determine risk segmentation include: the distance driven each year, primary purpose for driving, model of car, number of years since first registering car ownership, driver age, and driver license classification. This high level of risk segmentation allows Sony Assurance to offer policyholders competitively-priced premiums.

Sony Assurance also offers drivers a number of policy riders, including an innovative product offering drivers who are away from home on a driving trip indemnification for losses from personal injury or damage to personal property, even if they are not inside their cars when the damage occurs. Other product features include preferential premium rates for policy renewals and for policies initiated over the internet. For policies with risk segmentation based in part on the distance driven by the policyholder, Sony Assurance has introduced a feature to allow the carry-forward of any allotted driving distance that was not used during the term of a policy to a subsequent policy term upon renewal.

Personal Accident Insurance, including Medical and Cancer Insurance Products

Sony Assurance's personal accident insurance products consist primarily of medical and cancer insurance products. Net premiums written for personal accident insurance products during the fiscal year ended March 31, 2007 amounted to ¥5,947 million, accounting for 11.8% of total net premiums written. Net premiums written for medical and cancer insurance products accounted for the majority of net premiums written for personal accident insurance products during the fiscal year ended March 31, 2007.

Sony Assurance's medical and cancer insurance products are designed to supplement the coverage provided by Japan's national health insurance system. Medical and cancer insurance products reimburse policyholders for certain expenses relating to cancer, which is often associated with high medical care costs and extended periods of treatment. In order to provide this type of coverage with competitively-priced premiums, the policies have been designed to omit death protection and surrender payment features.

Sony Assurance offers medical and cancer insurance products with two different protection periods: whole-life "SURE" type and 10-year renewable term type. Whole-life SURE policies feature fixed premiums throughout the life of the ensured, while 10-year renewable term type polices have low initial premiums that increase at the time of renewal. In addition, whole-life SURE policies come in two types: "SURE Basic", providing selective coverage in exchange for inexpensive premiums, and "SURE Wide", providing more extensive protection with comparatively higher premiums. Sony Assurance's medical and cancer insurance offerings also include products with popular optional features, such as a clause allowing policyholders to reduce their premiums by 50% once they reach their 60th birthday, in exchange for paying slightly higher premiums before their 60th birthday. This option is popular with Sony Assurance's medical and cancer insurance policyholders, and approximately 70% of eligible policyholders had selected this optional feature as of March 31, 2007.

Other Insurance Products

In addition to voluntary automobile insurance and medical and cancer insurance products, Sony Assurance also offers compulsory automobile liability insurance products, which provide the insured with protection against the risk of liability to third parties, as well as fire insurance and marine insurance products. Net premiums written during the fiscal year ended March 31, 2007 for compulsory automobile liability insurance products amounted to ¥532 million, for fire insurance products amounted to ¥12 million, and for marine insurance products amounted to ¥43 million.

Sales and Marketing

The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively-priced premiums. As a direct insurer, Sony Assurance relies on brand awareness and advertising to generate sales. Sony Assurance develops brand awareness and promotes its products through advertising using broadcast television, pay television, internet advertising, radio, billboards, print advertising, direct mail and telephone directories. Sony Assurance coordinates its advertising campaign to generate telephone inquiries to its call centers and visits to its website, where customers can obtain detailed information about its insurance products and receive estimates. We believe that Sony Assurance's comprehensive advertising activities have created significant brand awareness in the Japanese market.

Sony Assurance sells its insurance products directly to individuals primarily through two channels: the telephone and the internet.

Sony Assurance currently maintains two customer centers, equipped with approximately 600 operator booths as of March 31, 2007. Staff at Sony Assurance's customer centers respond to inquiries from customers via telephone and email. With a call to a customer center, Sony Assurance customers can obtain answers to detailed questions about policy terms and request written marketing materials and estimates, as well as policy application materials. Customer center staff also provide assistance with policy initiation procedures as well as follow-up service after customers have entered into their policies. Customer centers are designed and staffed to provide quick, reliable and easy-to-understand answers to customers' questions, with the goal of providing a consistently high level of service.

Sony Assurance also maintains a website that has been designed to be easy to use. Customers interested in automobile insurance products may use the website to get detailed information about coverage, obtain instant estimates, complete the application process and make initial premium payments by credit card, all over the internet. Customers interested in medical and cancer insurance and other types of insurance products can use Sony Assurance's website to obtain detailed information about coverage and request written marketing and application materials.

In addition to direct marketing, Sony Assurance also markets its insurance products through referrals from and sales by third parties, including Sony Life and Sony Bank. For example, sales of Sony Assurance automobile insurance policies by Sony Life's Lifeplanner sales employees have increased steadily in recent years, accounting for over 9% of the number of new automobile insurance policies underwritten by Sony Assurance in each of the last three fiscal years and 9.3% of the total number of automobile insurance policies in force as of March 31, 2007.

The number of Sony Assurance fire insurance policies sold by Sony Bank to borrowers under its mortgage loans has increased in each of the last three fiscal years and during the fiscal year ended March 31, 2007 Sony Bank sold a total of 628 new Sony Assurance fire insurance policies, representing nearly 50% of the total number of fire insurance policies sold by Sony Bank during the period. Sony Assurance fire insurance products are marketed exclusively to borrowers under Sony Bank's mortgage loans.

Sony Assurance has also entered into agreements with more than 180 other third-party independent sales agents as of March 31, 2007. These third-party sales agents include licensed sales agents that maintain physical store fronts as well as other licensed internet-based insurance providers, such as companies that host comparison-shopping websites, including the website operated by Insurance Square Bang Co., Ltd. Total sales originated through such third-party sales agents accounted for approximately 25% of Sony Assurance's new insurance policies for the fiscal year ended March 31, 2007.

Sony Assurance plans to expand its distribution network following amendments to regulations under the Banking Law and the Insurance Business Law expected to take effect in December 2007 that will lift the existing regulatory ban on sales of insurance products by Japanese banks and securities companies held by bank holding companies. Following the enactment of these changes, Sony Assurance intends to enter into agreements with Sony Bank and other banks under which they will refer their customers to Sony Assurance insurance products.

Customer Support

Sony Assurance's service centers, which are dedicated to responding to accident claims from automobile insurance policyholders, are staffed 24 hours a day, 365 days a year and may be reached via toll-free telephone numbers. Automobile insurance policyholders also enjoy "one-on-one club" service, which features roadside assistance, including driving assistance in the event of mechanical failure or a traffic accident. In the event of an automobile accident or breakdown, Sony Assurance refers its policyholders to its network of more than 350 approved automobile repair shops, where policyholders are eligible for discounts on repair fees and other special benefits.

When an automobile insurance policyholder submits an accident report to Sony Assurance, Sony Assurance assigns a single, staff member to guide the policyholder through the claim resolution process. As part of its efforts to improve customer service, Sony Assurance has made a commitment to assign a staff member, and have that staff member contact the policyholder, within three hours of receiving an accident report for any accident that is reported during weekday business hours. The staff member assigned to handle an accident will manage the policyholder's claim administration process from beginning to end, maintaining direct communication with the policyholder until the claim is resolved. As with automobile insurance policyholders, each policyholder with a medical and cancer insurance policy or a fire insurance policy who submits a claim is assigned a single Sony Assurance staff member who provides ongoing support to the policyholder until the claim is resolved.

Sony Assurance places a high value on customer feedback and has recently made efforts to further improve its direct communications with customers, including through the establishment of a special interactive website, the "Customers and Sony Assurance Communication Site". This website publishes the results of customer surveys conducted following the resolution of claims, outlines Sony Assurance's progress toward its goal of zero customer dissatisfaction and provides helpful information concerning its lineup of insurance products. To encourage feedback, all pages on the new website have links to pages where comments may be posted. In addition, Sony Assurance staff members maintain an ongoing weblog in response to customer comments and questions. To increase ease of access, many of Sony Assurance's online services are also available via mobile telephone. With the benefit of direct and constant communications with its policyholders, Sony Assurance is able to respond flexibly to its customer's needs by offering products tailored to the changing needs of the market.

Pricing and Underwriting

Sony Assurance prices its insurance products based primarily on assumptions with respect to morbidity rates, in the case of medical and cancer insurance, and accident rates, in the case of automobile and other types of insurance, as well as assumptions with respect to rates of return on its investments and administrative expenses.

Sony Assurance maintains underwriting policies and guidelines intended to prevent actual insurance payment events from occurring at a higher rate than the assumed morbidity and accident rates and other assumptions it uses to price its products. Sony Assurance's underwriting process involves a centralized, automated application and risk evaluation process that determines whether the risk related to a particular applicant, including morbidity and accident risk as well as the risk of insurance fraud, is consistent with the amount of risk Sony Assurance is willing to accept. In the case of voluntary automobile insurance products, the process considers the risk characteristics of the driver, including the distance driven each year, driver age, and other factors. Drivers who exhibit low risk profiles are eligible for policies with comparatively low premiums, reflecting a lower expected accident rate. These risk segmentation practices help Sony Assurance to improve the price competitiveness of its automobile insurance products.

When introducing new products, Sony Assurance's product development-related departments evaluate the relevant insurance underwriting risks, and establish appropriate pricing, based on analyses of statistical and other data collected from public institutions and other sources. Following the launch of a new product, Sony Assurance monitors the insurance payments that it makes under that new product and uses the insurance payment data it gathers as the basis for any subsequent changes to the product, including changes to specific underwriting risk management policies and pricing. Introducing new products often involves the use of assumptions based on limited experience as compared to existing products. To maintain high standards of underwriting quality and consistency, Sony Assurance engages in internal audits of its underwriting practices.

Claims Management

Sony Assurance has established a well-developed claims management process to identify, track and resolve policyholder claims. This claims management process is designed to handle legitimate claims efficiently while thoroughly investigating and challenging claims that Sony Assurance believes may be invalid or fraudulent.

The responsibilities of claims management staff include reviewing claims applications, monitoring claims developments, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Sony Assurance has established authority levels for all individuals involved in the reserving and settlement of claims. Sony Assurance's claims management staff consisted of approximately 230 employees as of March 31, 2007. Sony Assurance also uses independent, third-party appraisers to confirm the extent of damage claimed by policyholders.

In addition, through the use of a claims database that captures detailed statistics and information on every claim, Sony Assurance is able to monitor and identify loss trends on a timely basis, improving its ability to make informed pricing and underwriting decisions. Sony Assurance periodically undertakes audits of its claims management systems and staff to ensure the accuracy of its reporting and reserving policies and the efficacy of its overall claims management system.

Reserve for Outstanding Claims

Sony Assurance records a reserve for outstanding claims to cover its estimated ultimate liability for losses under insurance policies that it has written and reinsured. The reserve for outstanding claims is recorded as a liability on the balance sheet representing an estimate of losses for insured and reinsured claims that have occurred at or before the balance sheet date.

Because insured parties typically notify Sony Assurance within a short time after the occurrence of a traffic accident, hospitalization or other insured event, Sony Assurance's ultimate liability under its policies for losses generally becomes clear within a relatively short period of time, often within a number of months. In some cases, however, the period of time between the occurrence of an insured event and the final settlement of a claim may be several years, and during this period it often becomes necessary for Sony Assurance to adjust its reserves for outstanding claims either upward or downward.

Sony Assurance's policy is to establish reserves for outstanding claims after reviewing all information known to it as of the date it records those reserves. Sony Assurance records reserves to cover its estimated liability for losses incurred but not reported, or IBNR, and for unpaid claims. Sony Assurance estimates liabilities for the cost of IBNR losses primarily based on historical loss experience adjusted for changes in loss costs, underwriting standards, policy provisions and other factors. The method used to estimate IBNR losses, and the related adjustments made to that method, are based on the loss characteristics of the specific type of insurance product. Estimating the liability for IBNR losses is inherently a matter of judgment and is influenced by factors that are subject to significant uncertainty and variation. These factors include items such as trends in automobile repair and replacement costs and the cost of medical care and hospitalization, as well as changes in the general economic and legal environment.

Sony Assurance's ultimate liability may be higher or lower than its recorded reserves for outstanding claims, and any adjustments to its reserves are reflected in its results of operations in the periods in which the adjustments occur. Sony Assurance's internal actuarial staff reviews the adequacy of its reserves for outstanding claims on an annual basis, in addition to semi-annual reviews by its independent public accounting firm.

Sony Assurance's reserve for outstanding claims increased from ¥7,655 million as of March 31, 2005 to ¥10,001 million as of March 31, 2006 and increased again to ¥12,236 million as of March 31, 2007.

Reinsurance

Reinsurance is an arrangement in which an insurance company cedes a portion of specified risks that it has underwritten, together with all or a portion of the premiums it receives under the corresponding policies, to a reinsurer that agrees to assume those specified risks and pay the insurance company for all or a portion of the insurance company's losses arising under the reinsured policies.

Sony Assurance cedes a portion of its risk exposure to reinsurers in order to reduce its net liability on individual risks and claims and to protect against catastrophic losses. During the fiscal years ended March 31, 2005, 2006 and 2007, reinsurance premiums paid by Sony Assurance to third-party reinsurers totaled ¥662 million, ¥929 million and ¥865 million, respectively. Sony Assurance also acts as a reinsurer, assuming specified amounts of certain types of risks underwritten by other insurers for which it has excess underwriting capacity and collecting all or a portion of the premiums under the policies it reinsures. During the fiscal years ended March 31, 2005, 2006 and 2007, ceded reinsurance commissions received by Sony Assurance in the role of reinsurer totaled ¥1,047 million, ¥1,208 million and ¥1,220 million, respectively. Sony Assurance obtains reinsurance, and acts as a reinsurer, with respect to automobile insurance, medical and cancer insurance, fire insurance and marine insurance.

In order to mitigate the counterparty credit risk that results from having a portion of its risk exposure reinsured, Sony Assurance carefully reviews the financial condition of its reinsurers in an effort to minimize its potential exposure to losses from reinsurer default. As of June 30, 2007, all of Sony Assurance's reinsurers had a rating of A or higher from A.M. Best Company, Inc. and a rating of A or higher from Standard & Poor's.

When reinsuring risks originally underwritten by other insurance companies, in order to ensure that its exposure to losses remains within an acceptable range, Sony Assurance has adopted a strict policy of only reinsuring those risks of a quality that it is able to quantify effectively.

Investments

As of March 31, 2007, Sony Assurance had total investment assets of ¥54,661 million. Of total investment assets, securities amounted to ¥51,155 million, or 93.6%, cash and deposits amounted to ¥1,976 million, or 3.6%, and call loans amounted to ¥1,400 million, or 2.6%. Investment income from our non-life insurance business, before consolidation adjustments, during the fiscal years ended March 31, 2005, 2006 and 2007 was ¥275 million, ¥349 million and ¥464 million, respectively.

Management of Investments

Sony Assurance has adopted an approach to investment management that emphasizes financial soundness by maintaining a comparatively low balance of risk assets. Sony Assurance's investment policy is to ensure stable investment returns by investing primarily in investment grade yen-denominated bonds and taking into account the market environment and investment risks. In light of the short duration of its liabilities with respect to automobile insurance policies, which currently represent a significant majority of its outstanding policies, and the prevailing low-interest rate environment in Japan, Sony Assurance currently maintains an investment portfolio consisting primarily of investment grade yen-denominated Japanese bonds with a relatively short duration. Japanese national and local government bonds and corporate bonds accounted for 91.6% of Sony Assurance's balance of securities and 85.8% of its balance of total investment assets as of March 31, 2007. Sony Assurance held no investments denominated in foreign currencies as of March 31, 2007.

The primary source of investment risk that Sony Assurance is exposed to is market risk associated with changes in interest rates. Sony Assurance manages market risk by quantifying its exposure to these risks and limiting its exposure to within a permissible amount. Specifically, Sony Assurance calculates its exposure to losses which could occur within a given period using statistical analysis called the value-at-risk method. Sony Assurance generally calculates value-at-risk over a one-day period, except that it uses a 60-day period with respect to its investments in convertible bonds. Sony Assurance manages interest rate risk by optimizing the characteristics of its investment portfolio in relation to its liabilities.

Sony Assurance is also subject to the risk that issuers of the debt securities it holds may default on payments due on their obligations. Because Sony Assurance does not have any loans in its investment portfolio, it has no exposure to borrower credit risk. In addition, Sony Assurance does not invest in real estate but had tangible assets of ¥165 million as of March 31, 2007, consisting solely of property and equipment used for corporate purposes. Sony Assurance does not use derivative instruments such as interest rate swaps or options.

Regulatory Restrictions on Investments

Japanese regulations restrict the percentage of Sony Assurance's assets that may be allocated to specified classes of investments as generally set forth below:

Type of investment	Maximum percentage of allocation within general account assets
Domestic stocks and partnership interests	30%
Foreign currency-denominated assets	30%
Real estate	20%
High risk bonds, loans and securities lending[1]	10%
Other assets invested in a form similar to securities or other assets	3%

Note: Bonds, loans and securities lending considered by the FSA to have high credit risk include unsecured bonds with no credit ratings and unsecured loans to unlisted corporations with no credit ratings.

Japanese regulations do not impose restrictions on the maximum percentage of assets that may be allocated to specific classes of investments. Japanese regulations also restrict Sony Assurance from making certain types of specified investments. See "Supervision and Regulation—Our Life and Non-life Businesses—Restrictions on Investments".

Overall Composition of Investments

The following table provides a breakdown of Sony Assurance's investment assets as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Cash and deposits	¥ 4,036	10.9%	¥ 1,470	3.2%	¥ 1,976	3.6%
Call loans	–	–	–	–	1,400	2.6
Securities:						
Domestic bonds :	29,045	78.4	40,394	88.5	46,881	85.8
Foreign bonds(1)	1,827	4.9	1,614	3.5	909	1.7
Other securities	2,057	5.6	2,058	4.5	3,363	6.2
Total securities	32,932	88.9	44,067	96.5	51,155	93.6
Real estate	59	0.2	111	0.2	128	0.2
Total	¥37,027	100.0%	¥45,648	100.0%	¥54,651	100.0%

Note: Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

The following table summarizes changes in Sony Assurance's investment assets as of each date shown from the prior fiscal-year end:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Cash and deposits	¥ (475)	¥(2,566)	¥ 506
Call loans	–	–	1,400
Securities:			
Domestic bonds	4,884	11,349	6,487
Foreign bonds(1)	300	(213)	(705)
Other securities	–	1	1,305
Total securities	5,185	11,135	7,088
Real estate	(1)	52	17
Total	¥4,708	¥ 8,621	¥9,013

Note: Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

Investment Results

The following table sets forth the average rates of return based on net investment income for Sony Assurance's investment assets for the periods indicated:

	As of March 31,		
	2005	2006	2007
Cash and deposits	0.00%	0.00%	0.01%
Call loans	–	–	0.19
Domestic bonds	0.84	0.75	0.90
Foreign bonds(1)	1.96	2.32	2.52
Other securities	0.03	0.03	0.25
Real estate	–	–	–
Total	0.77%	0.71%	0.86%

Note: Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

Average Assets

The following table sets forth the average balances of Sony Assurance's investment assets for each of the periods indicated, calculated based on the averages of monthly ending balances:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Cash and deposits	¥ 3,124	¥ 3,510	¥ 1,391
Call loans	–	–	634
Domestic bonds	28,726	34,842	45,187
Foreign bonds[1]	1,657	1,553	1,068
Other securities	2,057	2,058	2,718
Real estate	60	104	127
Total	¥35,629	¥42,069	¥51,130

Note: Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

Unrealized Gains and Losses

Sony Assurance's investments in securities are classified into two categories:

- held-to-maturity debt securities, which are debt securities that are expected to be held to maturity; and
- available-for-sale securities, which are all other securities.

Because Sony Assurance does not have any subsidiaries or affiliates, it does not hold securities that would be classified as investments in securities of subsidiaries or affiliates. Sony Assurance also does not hold any securities that would be classified as trading securities, which are securities held for the purpose of generating profits through trading.

Marketable available-for-sale securities are stated at fair value. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of capital, net of income taxes, unless a decline in fair value is considered a significant impairment, in which case the decline is recognized in earnings as a valuation loss. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of Securities". Held-to-maturity debt securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost or book value. For the purpose of computing realized gains and losses, cost is determined on a moving average method.

The tables below show the unrealized gains and losses related to Sony Assurance's held-to-maturity debt securities as of the dates indicated:

	As of March 31, 2005		
	Carrying value	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Held-to-maturity debt securities:			
Domestic bonds	¥ 23,111	¥23,497	¥ 386
Foreign bonds[1]	1,827	1,892	64
Total	¥ 24,939	¥25,390	¥ 450

	As of March 31, 2006		
	Carrying value	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Held-to-maturity debt securities:			
Domestic bonds	¥ 29,502	¥29,401	¥ (101)
Foreign bonds[1]	1,414	1,437	23
Total	¥ 30,916	¥30,838	¥ (77)

	As of March 31, 2007		
	Carrying value	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Held-to-maturity debt securities:			
Domestic bonds	¥ 31,910	¥ 31,914	¥ 4
Foreign bonds[1]	909	942	33
Total	¥ 32,819	¥ 32,857	¥ 38

Note: Yen-denominated bonds issued by non-Japanese issuers.

The following tables set forth the acquisition cost, fair value and unrealized gains and losses related to Sony Assurance's marketable available-for-sale securities as of the dates indicated:

	As of March 31, 2005		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Marketable available-for-sale securities:			
Domestic bonds	¥ 5,901	¥ 5,934	¥ 33
Foreign bonds[1]	–	–	–
Total	¥ 5,901	¥ 5,934	¥ 33

	As of March 31, 2006		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Marketable available-for-sale securities:			
Domestic bonds	¥ 10,756	¥ 10,891	¥ 135
Foreign bonds[1]	200	200	(0)
Total	¥ 10,957	¥ 11,092	¥ 134

	As of March 31, 2007		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Marketable available-for-sale securities:			
Domestic bonds	¥ 14,819	¥ 14,972	¥ 153
Foreign bonds[1]	–	–	–
Total	¥ 14,819	¥ 14,972	¥ 153

Note: Yen-denominated bonds issued by non-Japanese issuers.

The carrying value of Sony Assurance's available-for-sale securities that could not be assigned a market value as of March 31, 2005 was ¥2,057 million, as of March 31, 2006 was ¥2,058 million and as of March 31, 2007 was ¥3,363 million.

Domestic Bonds

The domestic bonds in Sony Assurance's investment portfolio consist mainly of publicly traded debt securities and debt securities with readily obtainable market value and represented 78.4%, 88.5% and 85.8% of Sony Assurance's total investment assets as of March 31, 2005, 2006, and 2007, respectively. Sony Assurance's domestic bonds had a weighted average yield of 0.84%, 0.75% and 0.90% for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. All of the bonds owned by Sony Assurance as of March 31, 2007 were listed on a Japanese securities exchange or were not listed but could reasonably be assigned a fair value.

By fair value, 68.0% of Sony Assurance's domestic bonds were classified as held-to-maturity securities as of March 31, 2007. Sony Assurance invests mainly in debt securities issued by Japanese national and local governments, and by corporations which, based on its internal analysis, have high credit quality. None of the domestic bonds owned by Sony Assurance were in default as of March 31, 2007.

The following table sets forth the amount of domestic bonds owned by Sony Assurance as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen, except percentages)					
Japanese national government bonds	¥ 805	2.8	¥ 1,294	3.2%	¥ 1,712	3.7%
Japanese local government bonds	21,931	75.5	29,163	72.2	37,088	79.1
Domestic corporate bonds	6,309	21.7	9,937	24.6	8,081	17.2
Total	¥29,045	100.0%	¥40,394	100.0%	¥46,881	100.0%

The following table sets forth the contractual maturity dates for Sony Assurance's domestic bonds as of the dates indicated:

	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years through 7 years	Due after 7 years through 10 years	Due after 10 years or having no maturity date	Total
	(millions of yen)						
As of March 31, 2005:							
Japanese national government bonds	¥ 75	–	–	–	–	¥ 730	¥ 805
Japanese local government bonds	5,386	¥ 2,591	¥ 9,027	¥ 4,282	¥ 543	99	21,931
Domestic corporate bonds	4,240	1,035	575	458	–	–	6,309
Total	¥ 9,701	¥ 3,626	¥ 9,602	¥ 4,740	¥ 543	¥ 829	¥29,045
As of March 31, 2006:							
Japanese national government bonds	–	–	–	–	–	¥ 1,294	¥ 1,294
Japanese local government bonds	¥ 3,494	¥10,271	¥ 9,427	¥ 5,175	–	793	29,163
Domestic corporate bonds	8,416	659	553	246	¥ 30	30	9,937
Total	¥11,910	¥10,930	¥ 9,980	¥ 5,421	¥ 30	¥ 2,117	¥40,394
As of March 31, 2007:							
Japanese national government bonds	–	¥ 594	–	–	–	¥ 1,118	¥ 1,712
Japanese local government bonds	¥11,553	13,096	¥ 8,188	¥ 3,152	¥ 302	794	37,088
Domestic corporate bonds	5,678	806	1,118	229	115	132	8,081
Total	¥17,232	¥14,496	¥ 9,306	¥ 3,381	¥ 417	¥ 2,044	¥46,881

Foreign Bonds

Foreign bonds represented 4.9%, 3.5% and 1.7% of Sony Assurance's total investment assets as of March 31, 2005, 2006 and 2007, respectively, consisting entirely of yen-denominated bonds issued by foreign corporate issuers. Foreign bonds held by Sony Assurance also include reverse dual currency bonds, corporate bonds that pay coupons in U.S. dollars and principal in Japanese yen.

Sony Assurance did not hold any securities denominated in foreign currencies as of March 31, 2005, 2006 or 2007. All of the foreign bonds owned by Sony Assurance as of March 31, 2007 were listed on one or more securities exchanges. The average yield on foreign bonds held by Sony Assurance was 1.96%, 2.32% and 2.52% for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

Our Banking Business

We conduct our banking business through Sony Bank, our consolidated banking subsidiary. As an internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. As part of its plan to expand its lineup of retail asset management products and services, Sony Bank also plans to begin offering online securities brokerage services in autumn 2007 through Sony Bank Securities Inc., its recently established wholly-owned securities brokerage subsidiary. Sony Bank's primary interface with its customers is through the internet and it does not maintain physical branches. Sony Bank extends loans, consisting mainly of mortgage loans, to individuals but does not engage in commercial lending.

Sony Bank's focus on products and services suited to the asset management and borrowing needs of financially literate customers and its highly competitive fees and interest and exchange rates have contributed to its steady growth since its establishment in April 2001. As of March 31, 2007, Sony Bank had a total of 491 thousand customer accounts, an increase of 14.3% compared to one year earlier. As of the same date, Sony Bank's balance of customer assets, equal to the sum of total deposits and total investment trusts, was ¥848.8 billion, up 25.7% from one year earlier, and its loan balance was ¥284.7 billion, up 18.9% from one year earlier. Sony Bank's average customer asset balance, equal to total customer assets divided by total customer accounts, was ¥1.72 million as of March 31, 2007, an increase of 9.6% compared to ¥1.57 million as of March 31, 2006.

Sony Bank's net income for the fiscal year ended March 31, 2007 was ¥1,023 million, a decrease of 68.6% compared to the previous fiscal year, representing the second consecutive fiscal year in which Sony Bank recorded net income. Sony Bank's gross operating profit in the fiscal year ended March 31, 2007 was ¥9,056 million, a 3.9% decrease compared to ¥9,420 million in the previous fiscal year.

Products and Service Offerings of Sony Bank

Sony Bank has steadily expanded its product and service offerings during its six-year operating history while maintaining its focus on providing retail asset management and lending services to Japanese individual consumers. A brief discussion of Sony Bank's main products and services follows.

Deposit Products

Sony Bank offers yen and foreign currency deposit products. Yen deposit products include ordinary deposits, time deposits and thrift savings deposits. Sony Bank offers foreign currency deposits in eight foreign currencies. Foreign currency deposit products include ordinary deposits, time deposits, and time deposits with forward exchange and other features.

As an internet bank, Sony Bank does not have the high fixed costs associated with maintaining a network of physical branches. This low-cost structure enables it to offer its accountholders interest and exchange rates closely tied to prevailing market rates, as well as competitively-priced transaction fees. For example, Sony Bank currently offers a standard conversion fee for Japanese yen to U.S. dollar exchange transactions equal to ¥0.25 per $1.00, a rate that we believe is highly competitive compared to those offered by other Japanese banks. In addition, Sony Bank offers preferential interest rates and preferential rates on conversion and other fees for specified transactions and for accountholders that meet certain minimum balance and other requirements. Sony Bank also offers its accountholders other convenient services including the ability to execute foreign exchange transactions directly between U.S. dollars and other foreign currencies and to enter into foreign currency time deposit forward exchange contracts and foreign currency deposit transactions using leave orders. Sony Bank's website also features interest rate, foreign exchange rate and other market data, as well as third-party market reports and other analytical resources and tools.

The balance of Sony Bank's yen deposits as of March 31, 2007 was ¥604.4 billion, an increase of 34.0% compared to one year earlier. Sony Bank's foreign currency deposits totaled ¥147.8 billion as of March 31, 2007, a decrease of 0.7% compared to one year earlier.

Investment Trusts

Sony Bank currently offers investment trust products such as Japanese yen and foreign currency money market funds, as well as yen-denominated investment trusts that invest in Japanese government and corporate bonds, foreign government and corporate bonds, Japanese stock indices, foreign stock indices, Japanese stocks, foreign stocks, and other assets. To enhance customer convenience, Sony Bank permits accountholders to make allocations to investment trusts in amounts as small as ¥10,000 per month and allows transfers of funds among certain investment trust products. As of July 1, 2007, Sony Bank offered a total of 51 different investment trusts managed by a total of 39 institutions. Sony Bank continues to expand its line-up of investment trust products.

The investment trusts offered by Sony Bank are created and managed by third-party financial institutions. Sony Bank derives revenues on sales of investment trusts through up-front sales commissions and annual trust fees earned under contracts with these institutions. The aggregate balance of investment trust products sold by Sony Bank as of March 31, 2007 was ¥96.5 billion, an increase of ¥21.3 billion compared to March 31, 2006.

Mortgage Loans

Sony Bank's balance of mortgage loans as of March 31, 2007 was ¥278.0 billion, an increase of 18.6% compared to one year earlier. Mortgage loans constituted 97.6% of Sony Bank's total loan balance as of March 31, 2007.

Sony Bank has designed its mortgage loans to offer borrowers convenience and flexibility. Borrowers can complete all the steps of the borrowing process, including initial consultation, loan application and contract execution, without having to visit a bank branch. In addition, subject to certain restrictions, borrowers may be eligible structure Sony Bank's mortgage loans to include multiple variable-rate and fixed-rate periods over the term of repayment, and eligible borrowers who wish to accelerate repayments may do so at any time and as often as they like. Borrowers may also alternate their existing payment obligation between variable-rate and fixed-rate at any time. Sony Bank's low-cost structure and high operating efficiency as an internet bank allow it to offer highly competitive interest rates with no mandatory guarantee fees or group credit life insurance premiums.

In addition to direct marketing through its website, Sony Bank has entered into an agreement with Sony Life under which its Lifeplanner sales employees refer their customers to Sony Bank's mortgage loans. The balance of Sony Bank mortgage loans extended to borrowers referred to Sony Bank by Lifeplanner sales employees has grown in each of the last three fiscal years, reaching approximately 8% of Sony Bank's total balance of mortgage loans as of March 31, 2007. Sony Life plans to seek approval from the FSA to engage in bank agency operations. Upon receiving approval, Lifeplanner sales employees will not be limited to referring their customers to Sony Bank mortgage loans, but will be permitted to engage directly in sales of Sony Bank mortgage loans.

Sony Bank has also entered into business alliances with Japanese condominium developers such as Daikyo Inc., Fuso Lexel, Inc., and Gro-bels Co., Ltd., through which customers who purchase condominiums from these developers are eligible for preferential treatment, including discounts on mortgage loan interest rates. Sony Bank aims to expand its business alliances with Japanese real estate developers in the future.

Sony Bank obtains group credit life insurance policies from Sony Life to cover borrowers under its mortgage loans. Under these group credit life insurance policies, in the event of the death or severe disability of an insured party, Sony Bank is entitled to receive policy benefits that it applies toward the repayment of the insured party's mortgage loan. In April 2007, Sony Bank introduced a new group credit life insurance rider, also underwritten by Sony Life, under which an insured borrower who is diagnosed with cancer, acute heart attack or stroke will be entitled to receive claim payments equal to his outstanding mortgage loan balance.

Online Securities Brokerage Services

Sony Bank plans to offer its accountholders online securities brokerage services through Sony Bank Securities Inc., its new wholly-owned securities brokerage subsidiary which is expected to commence operations in autumn 2007. Following Sony Bank Securities' commencement of operations, Sony Bank accountholders will be able to access their Sony Bank Securities brokerage accounts through the internet or through internet-enabled mobile telephones 24 hours a day, 365 days a year, in principle. In addition, Sony Bank accountholders with brokerage accounts will be able to execute online fund transfers between their deposit and brokerage accounts at any time.

In addition, prior to the establishment of Sony Bank Securities, Sony Bank entered into an alliance with Monex Inc., a Japanese online securities brokerage, in December 2005 to offer its accountholders securities intermediation services. Under this alliance, Sony Bank accountholders may apply to open brokerage accounts with Monex through Sony Bank's website, which also provides expedited log-in access to the Monex website and enables direct fund transfers to Monex brokerage accounts.

Other Products and Services

To complement its lineup of deposit products, investment trusts and mortgage loans, Sony Bank also offers the following products and services targeted to the asset management and borrowing needs of individual consumers:

- *Other Individual Loans.* In addition to its mortgage loans, Sony Bank also extends loans to individuals through its Sony Bank ATM cards. Sony Bank also offers three types of special-purpose loans for individuals: education loans, new car loans, and general loans for specific purposes such as large household purchases, wedding expenses and others.
- *Mobile Banking Services.* Sony Bank introduced mobile banking services in June 2006. With mobile banking, registered accountholders can access their accounts via mobile telephone and conduct

banking transactions including: confirming balances, obtaining up-to-date foreign exchange rate and other market information, transferring funds, and others. To enhance security, mobile banking services also enable accountholders to suspend and reinstate cash card usage. Sony Bank has recently expanded its mobile banking services to include direct fund transfers from Sony Bank deposit accounts to "Edy" electronic money service accounts, which employ mobile telephones as electronic money terminals.

- *Telephone Banking Services.* Sony Bank offers automated telephone banking services that allow accountholders to conduct banking transactions including: confirming balances, confirming recent transactions, transferring funds, borrowing and repaying funds under Sony Bank ATM card loans, and applying to open yen time deposits.
- *MONEYKit GLOBAL® Cash Card Service.* MONEYKit GLOBAL® is a cash card service that allows cardholders to make local currency cash withdrawals at certain overseas ATMs, as well as overseas debit purchases, and settles those transactions in U.S. dollars through linked Sony Bank foreign currency deposit accounts.
- *Credit Card Settlement and other Settlement Services.* Accountholders can apply through Sony Bank's website for credit cards issued by Credit Saison Co., Ltd. and Sony Finance International, Inc., a leasing and credit card company and a wholly-owned subsidiary of Sony Corporation. These credit cards have an automatic withdrawal settlement feature linked to cardholders' Sony Bank yen deposit accounts. Sony Bank also offers settlement services for insurance premium payments made by Sony Bank accountholders under certain policies written by Sony Life and Sony Assurance. In March 2007 Sony Bank announced a new service to enable accountholders using Sony Bank's mobile banking service to use their mobile telephones to withdraw funds directly from their Sony Bank account to their mobile telephone "Edy" electronic money service accounts. In addition, in August 2007 Sony Bank announced a new service enabling holders of various Credit Saison cards to specify a Sony Bank ordinary yen deposit account as the account for the direct debit of amounts due on their cards, all via an online paperless transaction process. Sony Bank intends to continue to expand the corporate settlement services it offers to enhance accountholder convenience.
- *Annuity and Insurance Products.* Sony Bank conducts agency sales of yen-denominated individual annuity products managed by Sony Life. Sony Bank also sells fire insurance policies underwritten by Sony Assurance to Sony Bank mortgage loan borrowers.

ATM Services

Sony Bank does not own or operate its own ATMs, but has entered into agreements with a number of third-party financial institutions under which its accountholders may use ATMs owned and operated by those institutions. Sony Bank's accountholders can withdraw and deposit cash, transfer funds and conduct other transactions through a total of more than 50,000 ATMs located in Japan and operated by:

- Sumitomo Mitsui Banking Corporation, including ATMs located in am/pm convenience stores;
- The Bank of Tokyo-Mitsubishi UFJ, Ltd.;
- Japan Post; and
- Seven Bank, Ltd., including ATMs located in Seven Eleven Japan convenience stores, Ito-Yokado department stores and other locations.

Marketing

Sony Bank markets its products and services to individual customers in Japan primarily through its internet website. Sony Bank does not maintain any physical bank branches. Its direct marketing approach enables Sony Bank to maintain a low-cost structure and a high rate of operating efficiency, benefits that it passes on to its customers in the form of low transaction fees and interest and foreign exchange rates that are closely tied to market rates.

Sony Bank's website features detailed information about its products and services as well as up-to-date market information and access to Sony Bank's communication website, *from MONEYKit.* Sony Bank accountholders may choose among three different interfaces to manage their accounts online: MONEYKit®, MONEYKit-PostPet® and MONEYKit-ACTIVE®.

In addition to its direct marketing activities, Sony Bank has entered into an agreement with Sony Life under which Sony Life's Lifeplanner sales employees refer their customers to Sony Bank's mortgage loans. Also, under an agreement between Sony Bank and Sony Corporation, Sony Corporation pre-installs a link to Sony Bank's website on a portion of the Sony VAIO® desktop computers that it sells in Japan. Sony Bank has also entered into an agreement with Seven Bank, Ltd. under which employees in Seven Bank's manned branches provide assistance to customers who wish to open an account at Sony Bank or submit an application for a Sony Bank mortgage loan.

In June 2007, Sony Bank announced an alliance with All Nippon Airways Co., Ltd., or ANA, under which ANA Mileage Club members are eligible for special benefits, including mileage accumulation for new borrowers and discounts from standard interest rates for customers who satisfy certain conditions.

Customer Support

Sony Bank maintains a customer center where staff members communicate with customers via telephone and email, answering questions and providing detailed information about Sony Bank's products and services.

Additional Financial Information

Set out below is additional information regarding Sony Bank's deposits, loans and securities portfolio and investment policies.

Due to Sony Bank's short operating history, during which its aggregate yen and foreign currency deposits have grown more quickly than its aggregate loans, Sony Bank's securities portfolio represents a larger percentage of its total assets than is typical of most other banks in Japan. As of March 31, 2007, securities accounted for 47.2% of Sony Bank's total assets, down from 59.6% as of March 31, 2006, while loans accounted for only 35.3% of total assets, up from 31.7% as of March 31, 2006. Sony Bank views growing its balance of loans over the long-term as one of its management objectives.

For a discussion of Sony Bank's investment policies and for more information on its securities portfolio, see "—Securities Portfolio" below.

Deposits

Sony Bank had total deposits of ¥546.7 billion, ¥599.9 billion and ¥752.3 billion as of March 31, 2005, 2006 and 2007, respectively.

The vast majority of funds deposited with Sony Bank are deposits in accounts held by individuals, although Sony Bank also accepts deposits from a number of Sony group companies and one strategic business partner. Corporate deposits by Sony group companies account for only a very small percentage of Sony Bank's total deposits.

The following table sets forth a breakdown of Sony Bank's yen and foreign currency deposits as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Liquid deposits:			
Yen	¥190,347	¥221,726	¥236,138
Foreign currency	65,254	46,645	38,934
Total	255,602	268,371	275,073
Time deposits:			
Yen	197,257	229,292	368,311
Foreign currency	93,848	102,281	108,963
Total	291,106	331,573	477,275
Other:			
Yen	9	7	18
Foreign currency	—	—	—
Total	9	7	18
Total deposits:			
Yen	387,614	451,025	604,468
Foreign currency	159,103	148,926	147,898
Total	¥546,717	¥599,952	¥752,366

The following table sets forth the average balance of, and the average interest rate paid on, deposits of Sony Bank for each of the periods indicated:

	Fiscal year ended March 31,					
	2005		2006		2007	
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(millions of yen, except percentages)					
Liquid deposits:						
Yen	¥142,044	0.04%	¥221,391	0.04%	¥232,680	0.16%
Foreign currency	63,442	0.49	55,209	1.07	41,110	2.23
Total	205,486		276,600		273,790	
Time deposits:						
Yen	183,172	0.23	210,373	0.20	296,137	0.42
Foreign currency	71,114	2.44	96,976	3.32	106,768	4.51
Total	254,287		307,350		402,905	
Other:						
Yen	9		16		20	
Foreign currency	–	–	0		0	
Total	9		16		20	
Total deposits:						
Yen	325,226	0.15	431,782	0.12	528,837	0.31
Foreign currency	134,556	1.52	152,186	2.50	147,879	3.88
Total	¥459,783	0.55	¥583,968	0.74	¥676,716	1.09

The following table sets forth the composition of Sony Bank's fixed-rate time deposits as of the dates indicated:

	As of March 31, 2005						
	Less than three months	Three months to less than six months	Six months to less than one year	One year to less than two years	Two years to less than three years	Three years and over	Total
	(millions of yen)						
Time deposits[(1)]	¥ 134,953	¥ 47,713	¥ 51,516	¥ 25,747	¥ 23,823	¥ 86	¥283,840

	As of March 31, 2006						
	Less than three months	Three months to less than six months	Six months to less than one year	One year to less than two years	Two years to less than three years	Three years and over	Total
	(millions of yen)						
Time deposits[(1)]	¥ 159,856	¥ 47,751	¥ 47,243	¥ 30,568	¥ 20,657	¥ 15,831	¥321,907

	As of March 31, 2007						
	Less than three months	Three months to less than six months	Six months to less than one year	One year to less than two years	Two years to less than three years	Three years and over	Total
	(millions of yen)						
Time deposits[(1)]	¥ 196,893	¥ 127,724	¥ 80,194	¥ 25,296	¥ 15,143	¥ 19,917	¥465,169

Note: Does not include installment time deposits.

Loans

Sony Bank had a total loan balance of ¥126.3 billion, ¥239.4 billion and ¥284.7 billion as of March 31, 2005, 2006 and 2007, respectively. All of Sony Bank's loans as of these dates were loans extended to individuals.

The table below sets forth the composition of Sony Bank's loan portfolio by use of funds as of the dates indicated. Sony Bank's mortgage loans are classified as "funds for capital investment" in the table below while all other individual loans extended by Sony Bank are classified as "funds for working capital".

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Funds for capital investment	¥122,774	¥234,369	¥278,026
Funds for working capital	3,611	5,098	6,685
Total	¥126,385	¥239,467	¥284,712

The following table sets forth the composition of Sony Bank's loan portfolio by type of interest rate and maturity as of the dates indicated:

	As of March 31, 2005						
	One year or less	More than one year to three years	More than three years to five years	More than five years to seven years	Over seven years	Unspecified term	Total
	(millions of yen)						
Fixed interest rate	¥ 13	¥ 195	¥ 482	¥ 640	¥ 41,509	–	¥ 42,841
Variable interest rate	23	194	464	679	79,113	¥ 3,068	83,544
Total	¥ 36	¥ 390	¥ 946	¥ 1,320	¥120,623	¥ 3,068	¥126,385

	As of March 31, 2006						
	One year or less	More than one year to three years	More than three years to five years	More than five years to seven years	Over seven years	Unspecified term	Total
	(millions of yen)						
Fixed interest rate	¥ 16	¥ 257	¥ 488	¥ 1,040	¥ 75,091	–	¥ 76,894
Variable interest rate	32	279	665	900	156,229	¥ 4,465	162,573
Total	¥ 49	¥ 537	¥ 1,153	¥ 1,940	¥231,320	¥ 4,465	¥239,467

	As of March 31, 2007						
	One year or less	More than one year to three years	More than three years to five years	More than five years to seven years	Over seven years	Unspecified term	Total
	(millions of yen)						
Fixed interest rate	¥ 25	¥ 249	¥ 625	¥ 1,843	¥ 98,499	–	¥101,243
Variable interest rate	30	383	613	1,445	174,945	¥ 6,050	183,649
Total	¥ 55	¥ 632	¥ 1,238	¥ 3,289	¥273,445	¥ 6,050	¥284,712

The following table sets forth Sony Bank's loans outstanding classified by type of collateral as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Real estate	¥ 94,129	¥178,223	¥212,192
Total secured loans	94,129	178,223	212,192
Guaranteed loans	11,717	11,758	17,220
Unsecured loans	20,537	49,485	55,299
Total loans	¥126,385	¥239,467	¥284,712

Loans to persons outside of Japan accounted for less than 1% of Sony Bank's total balance of loans outstanding as of March 31, 2007.

Non-performing Loans

Due to its limited operating history and a loan portfolio consisting mainly of mortgage loans, Sony Bank's non-performing loan ratio, which is the ratio of risk-monitored loans to total loans, was 0.0%, 0.1% and 0.1% as of March 31, 2005, 2006 and 2007, respectively, considerably lower than most of Japan's "city" banks, regional banks and trust banks.

As of March 31, 2007, Sony Bank had a total of ¥277 million in risk-monitored loans. The following table sets forth information regarding Sony Bank's risk-managed loans as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Loans to borrowers in bankruptcy	–	–	–
Non-accrual delinquent loans	¥ 0	¥ 115	¥ 24
Loans past due three months or more	–	–	–
Restructured loans	–	166	252
Total	¥ 0	¥ 281	¥ 277

Under the Financial Reconstruction Law, Japanese banks are required to disclose their total problem loans and other claims classified into four categories. These categories, ordered from high credit risk to low credit risk, are: bankrupt and quasi-bankrupt claims (*hasan kousei saiken oyobi korera ni junzuru saiken*), doubtful claims (*kiken saiken*), substandard claims (*youkanri saiken*), and normal claims (*seijou saiken*). The following table sets forth Sony Bank's problem loans and other claims as disclosed under the Financial Reconstruction Law as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Bankrupt and quasi-bankrupt claims	–	¥ 89	¥ 24
Doubtful claims	¥ 0	25	0
Substandard claims	–	166	252
Normal claims	133,152	247,348	291,082
Total	¥133,153	¥247,630	¥291,359

Securities Portfolio

Sony Bank seeks to build a portfolio that will maintain the strength and stability of its assets while ensuring profitability, taking into account appropriate risk management activities in light of the relative risks associated with its investments.

Sony Bank's securities portfolio consists mainly of Japanese national government bonds, Japanese corporate bonds and foreign bonds. As of March 31, 2007, Japanese national government bonds and Japanese corporate bonds accounted for 54.0%, and foreign bonds accounted for 38.7%, of Sony Bank's securities portfolio. Sony Bank did not hold any equity securities as of March 31, 2007.

In addition, Sony Bank invests in non-yen-denominated foreign bonds as a means of matching its exposure to foreign exchange risk with respect to a portion of the foreign currency deposits of its accountholders, and accordingly does not hedge those investments against foreign exchange risk. Separately, Sony Bank also holds other non-yen-denominated foreign bonds as a means of diversifying its portfolio, and hedges the majority of those investments against foreign exchange risk. Sony Bank engages in derivative transactions to hedge the majority of these other non-yen-denominated investments against foreign exchange risk. Sony Bank also engages in derivative transactions to hedge its investments in bonds against interest rate risks.

The majority of the securities held by Sony Bank as of March 31, 2005, 2006 and 2007 had credit ratings of AA or higher. The following table sets forth Sony Bank's securities portfolio, as of the dates indicated, broken down by credit rating:

	As of March 31,					
	2005		2006		2007	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(millions of yen)					
AAA	¥ 146,636	46.6%	¥ 214,493	48.5%	¥ 157,502	41.9%
AA	17,024	5.4	53,636	12.1	54,836	14.6
A	81,532	25.9	121,064	27.3	110,107	29.3
BBB	63,390	22.1	53,360	12.1	32,771	8.7
BB and lower	–	–	–	–	–	–
P-1	–	–	–	–	7,992	2.1
P-2	–	–	–	–	12,991	3.4
Total	¥ 314,584	100.0	¥ 442,554	100.0	¥ 376,203	100.0

Notes:

(1) Credit rating classifications are based on the standardized approach for risk weighting applicable under the bank capital requirements, commonly referred to as Basel II, announced in June 2004 by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The external credit ratings used in applying the standardized approach to risk weighting for these purposes are the ratings assigned by the following ratings agencies: Moody's Investors Service, Standard and Poor's, Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd. and Fitch Ratings Ltd.

(2) Investments in unrated investment trusts are not included in the table. Such investments totaled ¥7,016 million as of March 31, 2005, ¥6,994 million as of March 31, 2006 and ¥5,031 million as of March 31, 2007.

The following table sets forth the composition of the securities portfolio held by Sony Bank as of the dates indicated:

	As of March 31,		
	2005	2006	2007
	(millions of yen)		
Japanese national government bonds	¥120,486	¥179,746	¥131,025
Short-term Japanese corporate bonds	–	–	20,984
Japanese corporate bonds	21,978	58,411	74,720
Foreign bonds(1)	170,118	202,396	147,473
Other(2)	11,015	20,995	7,031
Total	¥323,599	¥461,550	¥381,234

Notes:

(1) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

(2) Includes other debt purchased and negotiable certificates of deposit.

The following table sets forth the carrying value and unrealized gains and losses related to Sony Bank's trading securities as of the dates indicated:

	As of March 31,					
	2005		2006		2007	
	Carrying value	Unrealized gains (losses)	Carrying value	Unrealized gains (losses)	Carrying value	Unrealized gains (losses)
	(millions of yen)					
Trading securities	¥ 2,128	¥ (93)	¥ 8,725	¥ (145)	¥ 5,212	¥ 51

The following tables set forth the carrying value, fair value and net unrealized gains and losses related to Sony Bank's held-to-maturity debt securities as of the dates indicated:

	As of March 31, 2005		
	Carrying value	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Domestic bonds	¥ 2,474	¥ 2,539	¥ 65

	As of March 31, 2006		
	Carrying value	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Domestic bonds	¥ 2,272	¥ 2,260	¥ (11)

	As of March 31, 2007		
	Carrying value	Fair value	Net unrealized gains (losses)
	(millions of yen)		
Domestic bonds	¥ 2,111	¥ 2,110	¥ (0)

The following tables set forth the acquisition cost for, fair value of, and net unrealized gains and losses on, marketable available-for-sale securities held by Sony Bank as of the dates indicated:

	As of March 31, 2005		
	Acquisition cost	Fair value	Net unrealized gains (losses)(1)
	(millions of yen)		
Japanese national government bonds	¥120,357	¥120,486	¥ 129
Japanese corporate bonds	19,399	19,504	105
Foreign bonds(2)	168,148	167,989	(158)
Other(3)	11,027	11,015	(12)
Total	¥318,933	¥318,996	¥ 63

	As of March 31, 2006		
	Acquisition cost	Fair value	Net unrealized gains (losses)(1)
	(millions of yen)		
Japanese national government bonds	¥184,171	¥177,742	¥ (6,429)
Japanese corporate bonds	56,923	56,139	(784)
Foreign bonds(2)	196,778	195,675	(1,103)
Other(3)	21,027	20,995	(32)
Total	¥458,901	¥450,552	¥ (8,348)

	As of March 31, 2007		
	Acquisition cost	Fair value	Net unrealized gains (losses)(1)
	(millions of yen)		
Japanese national government bonds	¥136,166	¥131,025	¥ (5,141)
Short-term Japanese corporate bonds	20,981	20,984	3
Japanese corporate bonds	72,795	72,609	(186)
Foreign bonds(2)	142,593	142,260	(333)
Other(3)	5,045	5,031	(14)
Total	¥377,583	¥371,910	¥ (5,673)

Notes:

(1) Amounts shown do not reflect the effects of hedging.

(2) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

(3) Includes other debt purchased and negotiable certificates of deposit.

The following table sets forth the book value of the securities held by Sony Bank as of the dates indicated by maturity:

	As of March 31, 2005							
	One year or less	More than one year to three years	More than three years to five years	More than five years to seven years	More than seven years to ten years	More than ten years	Unspecified term	Total
	(millions of yen)							
Japanese national government bonds	¥ 97,552	¥ 6,558	¥ 2,125	¥ 4,236	–	¥ 10,013	–	¥120,486
Japanese corporate bonds	2,554	6,877	5,440	3,173	¥ 2,456	1,476	–	21,978
Foreign bonds(1)	33,954	67,973	38,495	7,073	3,247	–	¥ 19,374	170,118
Other(2)	–	–	–	–	–	–	11,015	11,015
Total	¥134,061	¥ 81,409	¥ 46,061	¥ 14,484	¥ 5,703	¥ 11,490	¥ 30,389	¥323,599

	As of March 31, 2006							
	One year or less	More than one year to three years	More than three years to five years	More than five years to seven years	More than seven years to ten years	More than ten years	Unspecified term	Total
	(millions of yen)							
Japanese national government bonds	¥ 75,317	¥ 3,279	¥ 13,471	¥ 988	–	¥ 86,689	–	¥179,746
Japanese corporate bonds	3,430	33,635	15,148	4,922	–	1,274	–	58,411
Foreign bonds(1)	33,971	92,532	63,871	2,676	¥ 3,555	789	–	202,396
Other(2)	10,000	–	2,000	–	–	–	¥ 8,994	20,995
Total	¥122,719	¥ 129,447	¥ 94,492	¥ 8,587	¥ 3,555	¥ 88,752	¥ 8,994	¥461,550

	As of March 31, 2007							
	One year or less	More than one year to three years	More than three years to five years	More than five years to seven years	More than seven years to ten years	More than ten years	Unspecified term	Total
	(millions of yen)							
Japanese national government bonds	¥ 7,725	¥ 19,417	¥ 9,616	¥ 590	¥ 8,246	¥ 85,428	–	¥131,025
Short-term Japanese corporate bonds	20,984	–	–	–	–	–	–	20,984
Japanese corporate bonds	26,173	30,983	14,048	2,402	–	1,112	–	74,720
Foreign bonds(1)	44,479	65,375	29,753	4,445	2,577	840	–	147,473
Other(2)	–	–	–	–	–	–	¥ 7,031	7,031
Total	¥ 99,362	¥ 115,776	¥ 53,418	¥ 7,439	¥ 10,824	¥ 87,381	¥ 7,031	¥381,234

Notes:

(1) Foreign bonds include yen-denominated bonds issued by non-Japanese issuers.

(2) Includes other debt purchased and negotiable certificates of deposit.

Derivative Instruments

The following derivative transactions are stated at fair value and unrealized gains (losses) are reflected in Sony Bank's statements of income. Transactions that qualify for hedge accounting are excluded from the following tables.

Interest Rate Transactions

	As of March 31, 2005		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Exchange:			
Interest rate futures contracts	¥ 33,761	¥ (92)	¥ (92)
Over-the-counter:			
Interest rate swaps	86,240	(1,434)	(1,434)
Total		¥(1,526)	¥ (1,526)

	As of March 31, 2006		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Interest rate swaps	¥ 123,070	¥(318)	¥ (318)

	As of March 31, 2007		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Exchange:			
Interest rate futures contracts	¥ 115,244	¥ 9	¥ 9
Over-the-counter:			
Interest rate swaps	107,182	(479)	(479)
Total		¥(469)	¥ (469)

Note: In the case of exchange transactions, fair value is based on the closing price on the Tokyo Financial Exchange or other relevant exchange. In the case of over-the-counter transactions, fair value is based on the discounted present value and other methods.

Currency Transactions

	As of March 31, 2005		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Currency rate swaps	¥ 26,842	¥(1,461)	¥ (1,461)
Foreign-exchange contracts:			
Selling	33,171	(37)	(37)
Buying	104,142	1,778	1,778
Currency options			
Selling	2,820	(30)	(30)
Buying	6,813	(18)	(18)
Total		¥ 230	¥ 230

	As of March 31, 2006		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Currency rate swaps	¥ 13,377	¥ (567)	¥ (567)
Foreign-exchange contracts:			
Selling	50,390	(156)	(156)
Buying	87,818	(1,808)	(1,808)
Currency options			
Selling	3,589	(29)	(29)
Buying	18,684	6	6
Total		¥(2,555)	¥ (2,555)

	As of March 31, 2007		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Currency rate swaps	¥ 7,461	¥ (800)	¥ (800)
Foreign-exchange contracts:			
Selling	70,372	85	85
Buying	114,993	3,074	3,074
Currency options			
Selling	1,096	(17)	(6)
Buying	6,475	14	(5)
Total		¥2,356	¥ 2,348

Note: Fair value is based on the discounted present value method.

Bond Transactions

	As of March 31, 2005		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Exchange:			
Bond futures	¥ 8,625	¥ 44	¥ 44

	As of March 31, 2006		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Exchange:			
Bond futures	¥ 13,931	¥ 110	¥ 110

	As of March 31, 2007		
	Contract or notional amount	Fair value[1]	Unrealized gains (losses)
	(millions of yen)		
Exchange:			
Bond futures	¥ 5,772	¥ (0)	¥ (0)

Note: Fair value is based on the closing price on the Tokyo Financial Exchange or other relevant exchange.

	As of March 31, 2005		
	Contract or notional amount	Fair value(1)	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Credit default options:			
Selling(2)	¥ 5,214	¥ (4)	¥ (4)

	As of March 31, 2006		
	Contract or notional amount	Fair value(1)	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Credit default options:			
Selling(2)	¥ 3,348	¥ 21	¥ 21
Others:			
Buying(3)	1,425	(18)	(18)
		¥ 3	¥ 3

	As of March 31, 2007		
	Contract or notional amount	Fair value(1)	Unrealized gains (losses)
	(millions of yen)		
Over-the-counter:			
Credit default options:			
Selling(2)	¥ 2,177	¥ (10)	¥ (10)
Others:			
Buying(3)	7,500	(20)	(20)
		¥ (31)	¥ (31)

Notes:

(1) Fair value is based on the discounted present value and other methods.

(2) "Selling" refers to transactions in which credit risk is accepted.

(3) "Buying" refers to transactions in which credit risk is ceded.

Compliance

As the holding company of the Sony Financial Holdings group, we manage the compliance activities of each company in the group to ensure the appropriateness and effectiveness of all compliance systems.

Our board of directors is responsible for establishing a compliance program to enhance the compliance systems of each group company. Our board has created a compliance manual, which is periodically revised as appropriate, and monitors actual performance under the compliance program. We also monitor and strengthen compliance activities and systems through measures including group-wide compliance meetings and through our overlapping management structure in which the majority of our directors concurrently serve as directors of one or more of our subsidiaries.

In addition, our Corporate Control Department acts as a compliance division, taking overall control of compliance activities in line with the compliance program established by our board of directors. Our Corporate Control Department also performs periodic compliance checks and conducts training to raise awareness of compliance requirements and ensure adherence to all applicable laws and regulations.

In May 2006, our board of directors and the boards of directors of each of Sony Life, Sony Assurance and Sony Bank adopted a Fundamental Policy Regarding Internal Controls. In addition, each company in the Sony Financial Holdings group, including us, has its own internal hotline system to encourage employees and management to report potential compliance violations.

Competition

The level of competition in Japan's financial services markets has continued to intensify in recent years. Competition has been increasing in part as the result of a gradual relaxation of the regulatory barriers between the life insurance and non-life insurance industries as well as among the insurance, banking and securities industries. For example, a deregulatory initiative introduced in 1998 has enabled securities companies to engage in over-the-counter sales of certain insurance products, while further deregulatory initiatives introduced in 2001 and 2002 have enabled banks to engage in such sales. In particular, as one of the results of the changes that took effect in 2002, banks are now permitted to sell individual annuity products underwritten by life insurance companies, subject to registration and certain other requirements. In addition, amendments to regulations under the Banking Law and the Insurance Business Law that will take effect in December 2007 will expand the types of life insurance and non-life insurance products that may be sold by Japanese banks and securities companies held by bank holding companies, effectively permitting these entities to sell all types of life insurance and non-life insurance products.

Proposals to further relax the regulatory barriers between the banking and securities industries are currently under consideration. Outstanding proposals include permitting banks and securities brokerages operating under a common holding company to share customer information in order to enable them to offer a broader array of services. Future deregulatory measures that favor large, established financial conglomerates could result in additional consolidation in Japan's financial services industry, further intensifying competitive pressures.

As the regulatory barriers between different financial services industries continue to be relaxed, we expect competition within these industries to continue to intensify, as various domestic and overseas financial institutions seek to take advantage of expanding business opportunities.

Our Life Insurance Business

In our life insurance business, Sony Life competes on the basis of a number of factors, including customer service, product features, pricing, marketing methods, brand awareness and financial strength ratings and other indicators of financial soundness. Sony Life competes for customers with other life insurance companies operating in Japan, including foreign-owned life insurance companies. Some of these other insurance companies have larger customer bases and financial resources than Sony Life. Others offer products not offered by Sony Life or have more competitive pricing, more extensive marketing and sales networks or greater brand awareness than Sony Life. Competition in the Japanese life insurance industry has intensified in recent years, particularly as a result of ongoing deregulation, the entry of foreign-owned insurance companies and subsidiaries of non-life insurers into the market and the failure of a number of life insurance companies. Sony Life also competes with a number of Japanese cooperative associations such as the Japan Agricultural Cooperatives, the National Federation of Workers and Consumers Insurance Cooperatives and the Japanese Consumer Co-operative Union, all of which offer competing life insurance products.

Our Non-life Insurance Business

In our non-life insurance business, Sony Assurance competes against insurers that sell their policies through sales agents as well as insurers that, like Sony Assurance, primarily sell their policies through direct marketing via the telephone and the internet. Sony Assurance competes on the basis of a number of factors, including pricing, brand awareness, marketing methods, customer service and claims resolution and product features. Competition in Japan's non-life insurance industry has intensified in recent years, in part due to a number of new market entrants, including foreign-owned insurers. Many of the non-life insurers operating in Japan have larger customer bases and greater financial resources than Sony Assurance. Others may have more aggressive pricing than Sony Assurance, offer products not offered by Sony Assurance, or possess greater brand awareness or more extensive marketing and sales networks than Sony Assurance.

Our Banking Business

Sony Bank faces significant competition in Japan's retail financial services market. Sony Bank generally has not sought to be its customers' primary settlement bank but has instead focused on providing retail asset management and lending services for individuals. In recent years Japan's traditional banking institutions, including "city" banks, regional banks and trust banks, have placed greater emphasis on serving the Japanese retail financial services market. Many traditional Japanese banking institutions have expanded their online banking services and broadened their retail asset management and retail lending services, including through the sale of investment trust and individual annuity products and the extension of individual loans, including mortgage loans. Sony Bank also competes with non-bank companies offering long-term fixed rate mortgage loans in coordination with Japan Housing Finance Agency, generally at interest rates lower than those offered by most Japanese banks. Sony Bank also faces competition from Japan's full-service and online brokerage firms, which also focus on the Japanese retail financial services market, including through the sale of investment trust products. Many of the financial institutions Sony Bank competes against are much larger than Sony Bank in terms of assets, customer base and employee headcount. Many of Sony Bank's competitors also offer products and services that Sony Bank does not offer or enjoy greater brand awareness and more extensive marketing and sales networks than Sony Bank. In addition, because Sony Bank's primary interface with its customers is through the internet and it does not maintain physical branches, it may face difficulty attracting customers who prefer financial institutions that offer the ability to complete transactions at physical branches.

We also face competition from Japan Post, a public corporation engaged in mail, postal savings and other retail banking services, as well as life insurance activities. Japan Post had 24,525 branches located throughout Japan as of July 31, 2007, and has been expanding its life insurance and retail banking services in recent years. Japan Post is expected to be fully privatized after a ten-year transitional period beginning in 2007, after which it plans to offer a wider range of life insurance, retail asset management and other financial products and services, potentially leading to greater competition in Japan's financial services markets.

Information Technology and Other Systems

We use information technology and other systems to facilitate all aspects of our businesses, including the management of the policies of Sony Life and Sony Assurance policyholders and the accounts of Sony Bank clients, the investments of our assets, and the maintenance of statistics and customer personal information. Each of our operating subsidiaries maintains its own separate information technology systems.

The primary information technology systems of Sony Life, Sony Assurance, Sony Bank and Sony Bank Securities are housed in facilities located in Chiba and Kanagawa Prefectures, which border the greater Tokyo metropolitan area, and Gunma Prefecture, which, like Tokyo, is located in the Kanto area. Off-site back-up systems, which are regularly updated, are maintained at facilities in Tokyo, Yokohama, Osaka and other locations in Japan. We also maintain internet websites to facilitate customer transactions and customer centers to receive telephone inquiries from customers.

In addition, each of Sony Life, Sony Assurance and Sony Bank has established a contingency plan to help respond to a potential situation in which its computer systems cease to operate as the result of a large-scale disaster. These contingency plans assume a disaster such as a large-scale natural disaster or terrorist attack and include projections regarding the resulting damage and the related difficulties in maintaining business operations. The contingency plans help to analyze the potential effect of such disasters on our customers and help to guide advance preparations. The contingency plans also include procedures to guide the response to such disasters and to restore and maintain operations. Sony Life, Sony Assurance and Sony Bank undertake periodic training that incorporates the contingency plans and also periodically review and update their contingency plans.

We contract with a number of third-parties for services relating to our information technology and other systems. These services include the maintenance and development of our primary information technology systems as well as our back-up systems, design and maintenance of the telephone and information management systems at our customer call centers and design and maintenance of our internet websites.

Properties

We own or lease real property for our headquarters offices as well as those of Sony Life, Sony Assurance, Sony Bank and Sony Bank Securities Inc., all of which are located in central Tokyo. We also own or lease the space for all of our branches and other facilities located across Japan and the offices of Sony Life Insurance (Philippines) Corporation in the Philippines. We believe our properties are adequate and suitable for our businesses as currently conducted.

Employees

As of July 31, 2007, we had a total of 6,142 employees on a consolidated basis, excluding temporary employees but including employees seconded to us from outside the Sony Financial Holdings group. As of the same date, we had a total of 21 employees on a non-consolidated basis.

The table below provides a breakdown of our employees by business segment as of July 31, 2007, on a consolidated basis:

Business segment	Number of full-time employees	Average number of part-time employees
Life insurance business	5,373	397
Non-life insurance business	614	587
Banking business	162	121
Other	21[1]	2[1]
Total	6,142[2]	1,105

Notes:

(1) Figures represent employees of Sony Financial Holdings.

(2) The sum of the full-time employees categorized in life insurance business, non-life insurance business, banking business and other in the table above is higher than the total in the table above because some Sony Financial Holdings employees categorized in other are simultaneously categorized in life insurance business, non-life insurance business or banking business because they have been seconded to Sony Financial Holdings from Sony Life, Sony Assurance or Sony Bank, respectively.

As of June 30, 2007 we and our subsidiaries had 13 seconded employees from other Sony group companies.

In April 2007, a small number of Sony Life employees announced the formation of a labor union for employees of Sony Life. In May and July 2007, Sony Life management held preliminary meetings with employees representing the newly-formed labor union.

Except for the members of the Sony Life labor union described above, none of our other employees are members of any labor unions.

We consider our labor relations to be good. We consider our working conditions, level of remuneration and other benefits to be generally competitive with those offered by our competitors in Japan.

We also have an employee stock ownership association for employees of Sony Financial Holdings, Sony Life, Sony Assurance and Sony Bank. Members of the employee stock ownership association set aside certain amounts from their monthly salary to purchase shares of our common stock through the employee stock ownership association. In addition, we, Sony Life, Sony Assurance and Sony Bank have agreed to supplement the amounts that members of the employee stock ownership association set aside to purchase shares of our common stock with incentive payments equal to a certain percentage of each employee's individual contributions. As of the date of this offering circular, the employee stock ownership association did not hold any shares of our common stock. Our employee stock ownership association intends to purchase up to 5% of the shares to be sold in the Japanese offering, at the offer price stated on the front cover page of this offering circular.

Legal Proceedings

Each of our operating subsidiaries is subject to legal actions in the ordinary course of its business. Most of the legal actions we currently face are actions involving Sony Life and Sony Assurance, many of which include claims related to individual sales practices and denial or delay of claims payments.

Neither we nor any of our operating subsidiaries is involved in any litigation or other legal proceedings that, if determined adversely to us, would individually or in the aggregate be expected to have a material adverse effect on our business or results of operations.

Our Life and Non-life Insurance Businesses

Sony Life and Sony Assurance are regulated principally under the Insurance Business Law of Japan (Law No. 105 of 1995, as amended), which governs both life and non-life insurance businesses in Japan. Pursuant to the Insurance Business Law, the Prime Minister of Japan has authority to supervise insurance companies in Japan, including Japanese branch offices of foreign-based insurers. Most of such authority is delegated to the Commissioner of Japan's Financial Services Agency, or the FSA, who in turn has delegated a part of such authority to the Directors of the Local Finance Bureaus of the Ministry of Finance of Japan. As insurance companies licensed by the Prime Minister pursuant to the Insurance Business Law, Sony Life and Sony Assurance are subject to such supervision. Also, as an insurance holding company approved by the Prime Minister pursuant to the Insurance Business Law, we are subject to such supervision. In this section, the term "insurance products" includes annuity products that are sold by life insurance companies in Japan. Such annuity products are regarded as insurance products for purposes of the Insurance Business Law, and the term "insurance" should be interpreted accordingly.

Financial Services Agency

Although the Prime Minister has supervisory authority over insurance companies in Japan, except for matters prescribed by cabinet order, this authority is generally delegated to the Commissioner of the FSA. Additionally, the position of the Minister for Financial Services was established by the Cabinet to direct the Commissioner of the FSA and to support the Prime Minister.

Under the Insurance Business Law, insurance underwriting may be conducted by a joint stock corporation, a mutual company or a Japanese branch of a foreign-based insurer licensed by the Prime Minister, with certain limited exceptions. There are two types of insurance business licenses, one for underwriting life insurance products and one for underwriting non-life insurance products. The same entity cannot obtain both of these licenses, although a consolidated entity may contemporaneously hold interests in a life insurance company and a non-life insurance company. The Prime Minister's authority over insurance companies in Japan extends to various areas, including granting and revocation of licenses, ordering the suspension of businesses in whole or in part, requiring submission of reports or materials, ordering changes to any term provided in any statement of manner of operations, general policy conditions, or statement of manner of calculation of insurance premiums and policy reserves and ordering submission of business improvement plans.

An insurance company must obtain approval from the Commissioner of the FSA with respect to:

- any change in its products or any other term provided in the statement of manner of operations, the form of general policy conditions or the statement of manner of calculation of insurance premiums and policy reserve (although some of these changes are subject only to prior notification) or certain material provisions of its articles of incorporation;
- establishment or acquisition of certain subsidiaries;
- demutualization, mutualization, merger, consolidation, dissolution or cessation of insurance business; or
- transfer of insurance portfolio.

Inspection of Insurance Companies

The Insurance Business Law authorizes the Prime Minister to inspect insurance companies and insurance holding companies in Japan at any time. By evaluating insurance companies' system of insurance underwriting and policyholder protections as well as auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of insurance companies, including the status and performance of their control systems for business activities. The inspection of insurance companies is performed pursuant to a Financial Inspection Manual for Insurance Companies, as fully amended and implemented from July 2006.

In addition, the Securities and Exchange Surveillance Commission inspects insurance companies in connection with their securities business activities in accordance with the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended).

Scope of Business

Under the Insurance Business Law, insurance companies in Japan are permitted to engage only in the business of underwriting insurance, investing premium revenues and other assets, and certain other businesses set forth in the Insurance Business Law, including:

- underwriting bonds issued or guaranteed by the Japanese national government or bonds issued by Japanese local governments or handling of public offerings to which such underwriting relates;
- handling of private placements of securities;
- certain types of securities businesses specified in the Insurance Business Law and the Securities and Exchange Law, such as the sale of units of investment trusts; and
- trust businesses relating to insurance claims paid.

Furthermore, the Insurance Business Law limits the types of businesses in which insurance companies in Japan may engage through their subsidiaries to banking, securities and certain other finance-related and other incidental businesses.

Insurance Holding Company Regulations

Under the Insurance Business Law, an insurance holding company is prohibited from carrying on any business other than the administration of the management of its subsidiaries and other incidental business. An insurance holding company may have as its subsidiaries life and non-life insurance companies, banks, securities companies and foreign subsidiaries engaged in the insurance, banking or securities business. In addition, an insurance holding company may have as its subsidiaries companies engaged in businesses relating or incidental to the businesses of the companies mentioned above, such as credit card companies, leasing companies and investment advisory companies. The provisions of Japan's Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Law No. 54 of 1947, as amended), or the Anti-Monopoly Law, that prohibit an insurance company from holding more than 10% of another company's voting rights without the prior approval of the Fair Trade Commission do not apply to an insurance holding company.

The FSA supervises insurance holding companies under the Insurance Business Law. The FSA may, at any time, require an insurance holding company or its subsidiaries to submit reports and other documents and may carry out inspections at the companies' offices if the FSA deems such actions necessary to secure the sound and appropriate operation of the business of the subsidiary insurance companies. In addition, if a bank or a securities company is a subsidiary of an insurance holding company, the insurance holding company is also subject to supervision by the FSA under either the Banking Law of Japan (Law No. 59 of 1981, as amended) or the Securities and Exchange Law, as applicable.

Inspection and Reporting Applicable to Shareholders

Under the Insurance Business Law, a person who intends to hold 20% (or 15% in certain cases) or more of the voting rights of an insurance company is required to obtain advance approval of the Commissioner of the FSA. In addition, the FSA may request reports or submission of materials from, or may inspect, any principal shareholder who holds 20% (or 15% in certain cases) or more of the voting rights of an insurance company, if necessary in order to secure the sound and appropriate operation of the business and protection of policyholders of such insurance company. Under limited circumstances, the FSA may order such principal shareholder to take such measures as the FSA deems necessary.

Furthermore, under the Insurance Business Law, any person who becomes a holder of more than 5% of the voting rights of an insurance holding company or an insurance company must report its ownership of voting rights to the Director of the relevant Local Finance Bureau, or in the case of a principal shareholder as described above, to the Commissioner of the FSA, within five business days. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set forth in previously filed reports, with some exceptions. In this regard, a person who holds, solely or jointly with other persons or its affiliates, 20% (or 15% in certain cases) or more of the voting rights of an insurance holding company is deemed to hold a certain number of voting rights, as calculated under the relevant regulations, of any subsidiary insurance company of such insurance holding company and may accordingly be subject to the above regulations.

Registration Requirements

Under the Insurance Business Law, career agents, sales agents and insurance brokers must be registered with the Director of the relevant Local Finance Bureau. The Directors of the Local Finance Bureaus also have the authority to revoke any existing registration upon the occurrence of certain events set forth in the Insurance Business Law and to supervise the operation of such career agents, sales agents and brokers.

Restrictions on Insurance Business Activities by Other Financial Corporations

Securities companies, banks and other financial institutions (other than insurance companies) were previously prohibited from engaging in insurance business activities or selling insurance products. However, the legal barriers preventing securities companies, banks and other financial institutions from entering into the insurance markets have gradually been, and will continue to be, lifted as follows:

- effective in December 1998, it became possible for securities companies in Japan to sell insurance products underwritten by their insurance subsidiaries or by other insurance companies;
- effective in October 2000, it became possible for banks in Japan to have insurance subsidiaries;
- effective in April 2001, it became possible for banks in Japan to sell credit life insurance policies issued by their subsidiary or affiliate insurance companies in connection with housing loans made by banks and also to sell certain kinds of non-life insurance products;
- effective in October 2002, it became possible for banks in Japan to sell specified additional types of life insurance products, including both fixed and variable individual annuity products;
- effective in December 2005, it became possible for banks in Japan to sell specified additional types of life and non-life insurance products, including single premium perpetual insurance products and accident reserve insurance products; and
- effective in December 2007, it will become possible for banks in Japan to sell all types of life and non-life insurance products under certain administrative restrictions set forth in the relevant regulations.

Restrictions on Investments

Under the Insurance Business Law, insurance companies in Japan are subject to restrictions as to the percentage of their general account assets that they may allocate to specified types of investments. General account assets means total assets less separate account assets and accumulated account assets, as prescribed in the related regulations. Except as approved by the Commissioner of the FSA, the percentage of general account assets allocated to each such type of investment may not exceed the following limits:

Type of investment	Maximum percentage
Domestic stocks and partnership interests	30%
Real estate	20%
Foreign currency-denominated assets	30%
High risk bonds, loans and securities lending(1)	10%
Other assets invested in a form similar to securities or other assets	3%

Note: Bonds, loans and securities lending considered by the FSA to have high credit risk include unsecured bonds with no credit ratings and unsecured loans to unlisted corporations with no credit ratings.

In addition, under the Insurance Business Law, aggregate investments by an insurance company in Japan in any single company and its related companies (including the purchase of debt or equity securities issued by, and loans to or deposits with, such company or any of its related companies) may not exceed 10% (or 3% in the case of loans) of its total assets less separate account and accumulated account assets, as prescribed in the related regulations, except as approved by the Commissioner of the FSA. If an insurance company has subsidiaries or affiliates, except as approved by the Commissioner of the FSA, the aggregate investments by such insurance company and its subsidiaries and affiliates in a single company or its related companies may not exceed 10% of the aggregate of such insurance company's total assets less separate account and accumulated account assets, as prescribed in the related regulations, and the equity of such subsidiaries and affiliates, which aggregate amount will be adjusted to such extent as may be deemed necessary by the Commissioner of the FSA.

Restrictions on Shareholdings of Another Company

With the exception of certain companies that are allowed to be subsidiaries of insurance companies, the Insurance Business Law generally prohibits an insurance company and/or its subsidiaries from acquiring or holding voting rights of another domestic company in excess of 10% of the total voting rights of all shareholders of such domestic company. Also, the Anti-Monopoly Law prohibits an insurance company from acquiring or holding voting rights of another domestic company in excess of 10% of the total voting rights of all shareholders of such domestic company without obtaining the prior approval of the Fair Trade Commission pursuant to the standards established by the Fair Trade Commission.

Distribution of Surplus

The Insurance Business Law prescribes certain financial requirements that must be met before an insurance company may distribute surplus to its shareholders. When an insurance company makes a distribution of surplus, it must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-fifth of the amount of surplus so distributed until the sum of additional paid-in capital and legal reserve reaches the amount of its stated capital. The amount of surplus must be calculated in accordance with a formula similar to the applicable formula under the Company Law of Japan (Law No. 86 of 2005, as amended) (see "Description of the Shares—Restriction on Distributions of Surplus").

Policyholders' Dividends

The Insurance Business Law provides that the distribution of policyholders' dividends by insurance companies in Japan must be made in a fair and equitable manner in accordance with the provisions of the related regulations. An insurance company must calculate the amount of profits to be reserved for distribution of policyholders' dividends for each type of insurance policy, categorized by the nature of the policy, and must choose a calculation method from among those set forth in the regulations.

The regulations also provide that the amount of reserve for policyholders' dividends of life insurance companies may not exceed the sum of the following:

- the amount of policyholders' dividends which were distributed to the policyholders and reserved with interest;
- the amount of distributed but unpaid dividends, excluding dividends prescribed above, but including dividends to be paid in the next fiscal year when the reserve is calculated at the end of each fiscal year;
- the amount of dividends which would be required to be paid to policyholders if all policies were prematurely terminated; and
- certain other amounts similar in nature to the amounts mentioned above, as described in the statement of the manner of calculation of insurance premiums and policy reserve.

Policy Reserve

Under the Insurance Business Law, insurance companies in Japan are required to provide a policy reserve at the end of each fiscal year for the fulfillment of future obligations under their insurance contracts.

The policy reserve of life insurance companies consists of the following:

- premium reserve (other than unearned premiums);
- unearned premium reserve;
- reserve for refunds; and
- contingency reserve.

The Insurance Business Law and related regulations provide that the amounts of the premium reserve (other than unearned premiums) and reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations must not be lower than the amounts of the "standard policy reserve". A guideline issued under the Insurance Business Law by the Ministry of Finance in 1996, as amended, sets forth the method of provision for the standard policy reserve and the assumed rate of return on investments and mortality rates which must be adopted or used in calculating the amounts of the standard policy reserve. Pursuant to this guideline, the amount of the standard policy reserve must in general be calculated by the net level premium method, applying an assumed rate of return of 2.75% (for insurance contracts entered into on or after April 1, 1996 and on or before March 31, 1999), 2.0% (for insurance contracts entered into on or after April 1, 1999 and on or before March 31, 2001) or a rate calculated based on the then-current yield of Japanese government bonds (for insurance contracts entered into on or after April 1, 2001), and applying the mortality rates which must be set by the Institute of Actuaries of Japan and confirmed by the Commissioner of the FSA, regardless of the amount of insurance premiums actually received. The amounts of the premium reserve (other than unearned premiums) and reserve for refunds with respect to insurance contracts which are not subject to provision of standard policy reserve, unearned premium reserve and contingency reserve must be calculated as set out in the statement of the manner of calculation of insurance premiums and policy reserve by each life insurance company based on the amount of insurance premiums actually received.

Non-life insurance companies are also similarly required to provide a policy reserve at the end of each fiscal year which consists of ordinary policy reserve (the sum of premium reserve and unearned premium reserve), contingency reserve, special catastrophe reserve, reserve for refunds and reserve for policyholders' dividends. A special catastrophe reserve, which is only relevant to non-life insurance companies, is a reserve for losses caused by special catastrophes beyond the scope of ordinary assumptions.

Appointment of Chief Actuary

Under the Insurance Business Law, all life insurance companies and certain non-life insurance companies, including Sony Assurance, are required to appoint a chief actuary by resolution of the board of directors. The chief actuary so appointed must participate in the calculation of insurance premiums, policy reserve, policyholders' dividends, reserve for outstanding claims and certain other matters set forth in the ministerial ordinance promulgated under the Insurance Business Law. In addition, the chief actuary must examine, at every fiscal year end, whether the provision of policy reserve and the distribution of policyholders' dividends have been made appropriately and whether it is difficult for the insurance company to continue its insurance business based upon the reasonable projections made in accordance with actuarial principles of its future revenues and expenditures and must submit an opinion to the board of directors and a copy of such opinion to the Commissioner of the FSA. The Commissioner of the FSA may seek explanations with respect to the opinion issued by the chief actuary or seek advice on any matter in which the chief actuary is involved.

Solvency Margin Ratios

Under the Insurance Business Law, the Commissioner of the FSA has the authority to set standards for measuring the soundness of the management of insurance companies in Japan. The solvency margin ratio is a standard designed to measure the ability of insurance companies to make insurance claims and other payments upon the occurrence of unforeseeable events such as natural disasters. The solvency margin ratio is calculated on a non-consolidated basis pursuant to the following formula:

$$\text{Solvency margin ratio} = \frac{\text{Total amount of solvency margin}}{\text{Total amount of risk} \times 1/2} \times 100$$

In the above formula:

"Total amount of solvency margin" represents the sum of the following:

- capital (less certain items);
- reserve for price fluctuations;
- contingency reserve or special catastrophe reserve;
- general reserve for possible loan losses;
- net unrealized gains/losses on available-for-sale securities and real estate (multiplied by a certain percentage determined by the Commissioner of the FSA); and
- certain other items (such as subordinated debt).

"Total amount of risk" is a quantified measure of the total unforeseeable risk borne by the insurance company, which consists of risk amounts as follows, calculated based on standards specified by the Commissioner of the FSA:

- the amount of the "insurance risk": the risk which may arise as a result of the actual rate of occurrence of insurance events exceeding normal expectations;
- the amount of the "assumed interest rate risk": the risk of failing to secure the assumed rate of return on investments which serves as the basis for the calculation of the policy reserve;
- the amount of the "asset management risk": the sum of:
  - the amount equal to the "risk of price fluctuation": the risk which may arise due to, among other things, fluctuation of prices of securities and any other assets held by the insurance company beyond normal expectations;
  - the amount equal to the "credit risk": the risk which may arise due to, among other things, default by counterparties to any transaction with respect to the securities, loans and any other assets held by the insurance company;

- the amount equal to the "affiliate companies' risk": the risk which may arise due to, among other things, investment in any affiliate company;
- the amount equal to the "derivative transaction risk": the risk which may arise due to, among other things, certain securities futures or forward transactions or certain derivative transactions; and
- the amount equal to the "reinsurance risk": the risk which may arise due to reinsurance transactions;

- the amount of the "business management risk": the other risks which cannot be foreseen in the ordinary course of the company's business; and
- the amount of the "minimum guarantee risk": the risk associated with any insurance policy with a separate account, that may arise if the amount of the assets in the relevant separate account does not reach the minimum amount of the payment guaranteed under such insurance policy due to the price fluctuation of the assets in such separate account or other reasons which may arise beyond normal expectations.

The manner of calculation of the solvency margin ratio is provided in a ministerial ordinance of the Ministry of Finance promulgated under the Insurance Business Law and in guidelines and administrative directives issued by the Ministry of Finance and the FSA, and has been revised several times to ensure that the solvency margin ratio represents more appropriately the ability of insurance companies in Japan to make required payments upon the occurrence of unforeseeable events.

The Commissioner of the FSA has the authority to order an insurance company with an insufficient solvency margin ratio to take prompt corrective action. In general, insurance companies with a solvency margin ratio of 200% or higher are considered sound. If the ratio falls below 200%, the Commissioner of the FSA may order the insurance company to submit and implement a business improvement plan that will reasonably ensure the soundness of the management. If the ratio falls below 100%, the Commissioner of the FSA may order the insurance company to take measures to enhance solvency, including:

- suspension or reduction of payment of dividends to shareholders or policyholders or payment of remuneration to directors;
- revision of the manner of calculation of insurance premiums for new insurance policies;
- reduction of business expenses;
- suspension or reduction of investments in certain manners;
- closure of offices other than the head or main office; and
- curtailment of business of subsidiaries and affiliates.

If the solvency margin ratio falls below 0%, the Commissioner of the FSA may order the insurance company to suspend all or a part of its operations for a specified period of time. However, even if the solvency margin ratio falls below 0%, if real net worth is a positive amount or expected to be a positive amount, the Commissioner of the FSA may order a suspension or reduction of shareholder and policyholder dividend payments and director remuneration or such other measures as may be taken for a company with a ratio from 0% to 100% rather than suspend operations of the company. Furthermore, even if the solvency margin ratio is above 0%, if real net worth is a negative amount or expected to be a negative amount, the Commissioner of the FSA may suspend all or a part of the operations of the insurance company. Real net worth is equal to an amount calculated based on assets reflected in the balance sheet (including, but not limited to, assets such as marketable securities and real estate with readily obtainable fair value) minus an amount calculated based on liabilities reflected in the balance sheet (excluding certain amounts such as the reserve for price fluctuations and the contingency reserve), each as calculated according to the method promulgated by the FSA and the Ministry of Finance.

Alteration of Policy Terms

The Insurance Business Law was amended in 2003 to permit an insurance company which is likely to have difficulty in continuing its business to alter its policy terms, including by making reductions in the assumed rate of return to policyholders. In order to implement such alteration to its policy terms, in the case of a joint stock corporation, after the approval of the Commissioner of the FSA has been obtained, recognizing such likelihood of difficulty in continuing its business, a general meeting of shareholders has to decide on a plan to alter the policy terms. Approval by such general meeting of shareholders requires the approval of two-thirds or more of those shareholders having voting rights and attending the general meeting of shareholders at which shareholders having voting rights representing a majority of the total number of voting rights shall attend, except as otherwise provided by articles of incorporation of such joint stock corporation. Further, the insurance company must obtain the approval of the Commissioner of the FSA after the approval of the general meeting of shareholders. In case more than one-tenth of the total number of policyholders whose policies will be subject to the plan object and the amount provided in the cabinet order as the amount of the claims relating to the insurance policies of such objecting policyholders exceeds one-tenth of the aggregate amount of the claims relating to the insurance policies subject to the plan, such plan shall be disapproved. Notwithstanding the foregoing, the assumed rate of return may not currently be reduced to less than 3% as prescribed in the relevant enforcement order made under the Insurance Business Law.

Insurance Policyholders Protection Corporation of Japan

The Insurance Policyholders Protection Corporation of Japan, or the PPC, was established in December 1998 pursuant to an amendment to the Insurance Business Law. The PPC was intended to provide a new system for the protection of policyholders in the event of insurance company failures, with the goal of restoring public confidence in the insurance industry. The PPC is responsible for providing support to maintain outstanding insurance policies issued by failing insurance companies. "Failing insurance companies" in this context is defined as insurance companies that suspend or, based on the state of their operations or assets, threaten to suspend payment of insurance claims or which are, or threaten to be unable to, perform their obligations. The support to be provided by the PPC includes the following:

- financial aid for the transfer of an insurance portfolio from a failing insurance company to another insurance company, merger of a failing insurance company into another insurance company or acquisition of the shares of a failing insurance company by another insurance company or an insurance holding company;
- establishment and management of a successor insurance company which will assume the liabilities for all insurance policies of the failing insurance company by way of transfer of insurance portfolio or merger with the failing insurance company; provided that no other insurance companies are expected to assume liabilities under the insurance policies sold by the failing insurance company;
- assumption of all or a part of the insurance policies sold by a failing insurance company; provided that no other insurance companies are expected to assume such insurance policies;
- financial aid for payment of insurance claims by a failing insurance company suspending the payment under rehabilitation or bankruptcy proceedings; and
- purchase from policyholders of their unpaid insurance claims against a failing insurance company.

The amount of financial aid which can be provided by the PPC is limited to a certain percentage of policy reserves and certain other amounts depending upon the types of policies, which in the case of life insurance is limited to an amount necessary to maintain 90% of the sum of the policy reserve (not including the contingency reserve), the reserve for outstanding claims and the reserve for policyholders' dividends or participating policyholders' dividends.

The Insurance Business Law prescribes the establishment and manner of operations of corporations for the protection of insurance policyholders and requires that all insurance companies participate in such a corporation and make contributions in the amount provided in the articles of incorporation of such corporation. The Life Insurance PPC and Non-life Insurance PPC are the only corporations for the protection of life insurance policyholders and non-life insurance policyholders, respectively, which have been established to date.

Policyholders' Lien

Every holder of a life insurance policy issued by a Japanese life insurance company has a statutory lien (*sakidori tokken*) over the life insurance company's total assets with respect to the amount of reserve for payment to the insured under such policy. In addition, each person (including policyholders) who has any right:

- to receive insurance claims or benefits;
- to seek compensation by a life insurance company for damages suffered by such person; or
- to receive any refund, surplus, dividend or other distribution from the company, has a statutory lien over the life insurance company's total assets with respect to the amount of such right.

The rights secured by statutory liens created under the Insurance Business Law have priority over the rights of general creditors, and are subordinated only to the rights secured by certain other statutory liens or by mortgages, pledges or other security interests.

Our Banking Business

Pursuant to the Banking Law, the Prime Minister of Japan has authority to supervise banks and bank holding companies in Japan and delegates certain of such supervisory control to the Commissioner of the FSA. As a bank licensed by the Prime Minister pursuant to the Banking Law, Sony Bank is subject to such supervision. Also, as a bank holding company approved by the Prime Minister pursuant to the Banking Law, we are subject to such supervision. Furthermore, the Bank of Japan has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

Financial Services Agency

Although the Prime Minister has supervisory authority over banks in Japan, except for matters prescribed by cabinet order, this authority is generally delegated to the Commissioner of the FSA. Additionally, the position of the Minister for Financial Services was established by the Cabinet to direct the Commissioner of the FSA and to support the Prime Minister.

Under the Banking Law, the Prime Minister's authority over banks and bank holding companies in Japan extends to various areas, including granting and revocation of licenses or approvals, ordering the suspension of business in whole or in part and requiring submission of business reports or other materials. Under the prompt corrective action system, the FSA, acting on behalf of the Prime Minister, may take corrective action in the case of capital deterioration of banks, their subsidiaries and companies having special relationships prescribed by the cabinet order. These actions include requiring a bank to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or a part of its business operations.

Under the prompt warning system introduced in December 2002, the FSA may take precautionary measures to maintain and promote the sound operations of banks, even before those banks become subject to the prompt corrective action system. These measures require a bank to reform profitability, credit risk management, stability and cash flow.

The Bank of Japan

The Bank of Japan is Japan's central bank and serves as the principal instrument for the execution of Japan's monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. Banks in Japan are allowed to obtain borrowings from, and rediscount bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to supervise, examine and audit the banks. The supervisory functions of the Bank of Japan are intended to enable it to ensure smooth settlement of funds among banks and other financial institutions, thereby contributing to the maintenance of an orderly financial system, whereas the supervisory practices of the Prime Minister or the Commissioner of the FSA are intended to maintain the sound operations of banks and promote the security of depositors.

Inspection of Banks

The Banking Law authorizes the Prime Minister to inspect banks and bank holding companies in Japan at any time. The FSA normally conducts annual inspections and follow-up reviews. By evaluating banks' systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the FSA, as fully amended and implemented from April 2007 except for certain provisions. The new Financial Inspection Manual includes a checklist for the inspection of integrated risk management systems, self assessment management systems and operational risk management systems. The checklist is used by the FSA to inspect the adequacy of risk management systems in banks, in light of the size and risk characteristics of such banks.

The Bank of Japan also conducts examinations of banks similar to those undertaken by the FSA. The examinations are normally conducted once every few years, and involve such matters as examining asset quality, risk management and reliability of operations. Through these examinations, the Bank of Japan seeks to identify problems at an early stage and give corrective guidance where necessary.

In addition, the Securities and Exchange Surveillance Commission inspects banks in connection with their securities business activities in accordance with the Securities and Exchange Law.

Bank Holding Companies Regulations

Under the Banking Law, a bank holding company is prohibited from carrying out businesses other than administrating the businesses of its subsidiaries and matters incidental to such businesses. Business activities of subsidiaries of a bank holding company are limited to finance-related businesses and incidental businesses, such as securities business.

The Anti-Monopoly Law prohibits a bank from holding more than 5% of another company's voting rights. This does not apply to a bank holding company, although bank holding companies are subject to general shareholding restrictions under the Anti-Monopoly Law. The Banking Law does, however, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of a bank holding company.

Inspection and Reporting Applicable to Shareholders

Under the Banking Law, a person who intends to hold 20% (or 15% in certain cases) or more of the voting rights of a bank is required to obtain advance approval of the Commissioner of the FSA. In addition, the FSA may request reports or submission of materials from, or may inspect, any principal shareholder who holds 20% (or 15% in certain cases) or more of the voting rights of a bank, if necessary in order to secure the sound and appropriate operation of the business of such bank. Under limited circumstances, the FSA may order such principal shareholder to take such measures as the FSA deems necessary.

Furthermore, under the Banking Law, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report its ownership of voting rights to the Commissioner of the FSA or the Director of the relevant Local Finance Bureau within five business days. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set forth in previously filed reports, with some exceptions.

In this regard, a person who holds, solely or jointly with other persons or its affiliates, 20% (or 15% in certain cases) or more of the voting rights of a bank holding company is deemed to hold a certain number of voting rights, as calculated under the relevant regulations, of any subsidiary bank of such bank holding company and may accordingly be subject to the above regulations.

Deposit Insurance System

In 1971, the Deposit Insurance Law of Japan (Law No. 34 of 1971, as amended) was enacted in order to protect depositors in cases where banks and certain other financial institutions fail to meet their obligations. The Deposit Insurance Corporation was established to implement the Deposit Insurance Law in the same year. The Deposit Insurance Corporation is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister's authority is delegated to the Commissioner of the FSA, as stipulated by the Deposit Insurance Law and a cabinet order thereunder.

The Deposit Insurance Corporation receives annual insurance premiums from insured banks, the amount of which is, as from April 2007, equivalent to 0.110% of the deposits that bear no interest, which are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.080% of other deposits. The insurance money may be paid out in case of a suspension of deposit repayments, banking license revocation, dissolution or bankruptcy of the bank. Payouts are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions, are protected in full.

Participation in the deposit insurance system is compulsory for banks (including Sony Bank), long-term credit banks, credit associations and co-operatives, labor banks and certain other financial institutions.

Governmental Measures to Treat Troubled Institutions

The Deposit Insurance Law was amended with effect from April 1, 2001 to construct a permanent system for dealing with failed financial institutions in Japan. This system superseded the framework for injecting public funds into financial institutions provided under the Law Concerning Emergency Measures for Early Strengthening of Financial Functions of Japan (Law No. 143 of 1998, as amended), as well as the framework for treating failed financial institutions under the Financial Reconstruction Law of Japan (Law No. 132 of 1998, as amended).

Under the Deposit Insurance Law, a Financial Reorganization Administrator can be appointed by the Prime Minister if the bank is unable to fully perform its obligations with its assets or if the bank may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. Its business may also be transferred to a "bridge bank" established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank's assets to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. Where it is anticipated that the failure of a bank may cause an extremely grave problem in maintaining the financial order in Japan or the area where such bank is operating, the following measures may be taken: (i) the Deposit Insurance Corporation may subscribe for the shares or other instruments of the relevant bank in order to enhance capital adequacy of the bank; (ii) if the bank fails or suffers a capital deficit, financial aid exceeding the pay-off cost may be available to such bank; and (iii) in the case where the systematic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire the bank's shares.

The Strengthening Financial Functions Law

On June 14, 2004, the Strengthening Financial Functions Law of Japan (Law No. 128 of 2004, as amended) was enacted in order to establish a new scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions and revitalize economic activities in the regions where they do business. The Strengthening Financial Functions Law broadens the range of financial institutions to which public money is available and facilitates preventive injection of public money into troubled financial institutions or financial institutions that are not yet troubled in order to avert the possibility of a financial crisis. Applications for public money injection under the Strengthening Financial Functions Law may only be made until March 31, 2008.

Self-Assessment and Reserves

The prompt corrective action system requires financial institutions to establish a self-assessment program which complies with the Financial Inspection Manual issued by the FSA and related laws. Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules, and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors) and the classification of quality of the assets taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in write-offs and allowances according to the standards established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants and the Financial Inspection Manual issued by the FSA. Based on the results of these self-assessments, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or a part of such reserves may not be immediately tax deductible under Japanese tax law.

Based on the accounting standards for banks issued by the Japanese Bankers Association, a bank is required to establish general reserves, specific reserves and reserves for probable losses on loans relating to restructuring countries.

Credit Limits

The Banking Law restricts the aggregate amount of loans to any single customer or customer group for the purposes of avoiding excessive concentration of credit risk and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate lending to any single customer or customer group are established by a cabinet order and by the Banking Law. The current limits are 25% of the total qualifying capital of the bank holding company or bank and its subsidiaries and affiliates with respect to a single customer and 40% of the total qualifying capital of the bank holding company or bank and its subsidiaries and affiliates with respect to a customer group.

Distribution of Surplus

The Banking Law prescribes certain financial requirements that must be met before a bank may distribute surplus to its shareholders. When a bank makes a distribution of surplus, the bank must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-fifth of the amount of surplus so distributed until the sum of additional paid-in capital and legal reserve reaches the amount of stated capital of the bank. The amount of surplus must be calculated in accordance with the formula under the Company Law (see "Description of the Shares—Restriction on Distributions of Surplus").

Restriction on Shareholdings of Another Company

The Law Concerning Restriction on Shareholdings by Banks of Japan (Law No. 131 of 2001, as amended), effective from January 4, 2002, requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital from September 30, 2006 in order to reduce exposure to stock price fluctuations.

Deferred Tax Assets

Under a new regulation effective from March 31, 2006, the maximum amount of net deferred tax assets under Japanese GAAP that Japanese bank holding companies and banks, including us and Sony Bank, can record without diminishing the amount of Tier 1 capital for purposes of calculating their capital adequacy ratios has been reduced to 30% as of March 31, 2007 and will be further reduced to 20% as of March 31, 2008.

Capital Adequacy

The capital adequacy guidelines applicable to Japanese banks with only domestic operations generally supervised by the FSA closely follow the risk-adjusted approach proposed by the Basel Committee on Banking Supervision, or the Basel Committee, and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and the risk regarding the category of transactions.

With regard to capital, these guidelines require a target minimum standard capital adequacy ratio of 4% (at least half of which must consist of Core Capital (Tier 1)) on both a consolidated and non-consolidated basis for banks with only domestic operations, such as Sony Bank, or on a consolidated basis for bank holding companies the subsidiaries of which operate only within Japan, such as Sony Financial Holdings.

In June 2004, the Basel Committee announced amended rules with respect to minimum capital requirements, which include amended risk weight calculations that introduce an internal ratings-based approach and the inclusion of operational risk in the calculations, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The higher the credit rating of an obligor, the lower the risk weight applicable to the risk assets owed by it. Also, the new rules require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to set an appropriate reserve against their operational risk based upon fair evaluation thereof. Although these amendments do not change the minimum capital adequacy ratio of 8% applicable to banks with international operations, the 8% ratio is applicable to any bank that adopts an internal ratings-based approach, regardless of whether such bank has operations outside of Japan. On March 27, 2006, new FSA guidelines that follow the amended rules were promulgated. The new FSA guidelines became effective on March 31, 2007, except for certain provisions scheduled to take effect on March 31, 2008. Under the new guidelines, banks have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the FSA is necessary to adopt advanced methodologies for calculation.

Under the prompt corrective action system, if the capital adequacy ratio of a bank or a bank holding company without overseas branches or banking subsidiaries, such as Sony Bank or Sony Financial Holdings, becomes:

- less than 4% but not less than 2%, the Commissioner of the FSA may require such bank or bank holding company to submit and implement a capital reform plan;
- less than 2% but not less than 1%, the Commissioner of the FSA may order such bank or bank holding company to submit and implement a plan for improving its capital; prohibit or restrict the payment of dividends to shareholders or bonuses to officers; reduce the bank's assets or restrict the increase of its assets; and take certain other measures as the Commissioner of the FSA deems necessary;
- less than 1% but not less than 0%, the Commissioner of the FSA may order such bank or bank holding company to increase its capital adequacy ratio or merge or reduce substantially its business or abolish its banking business (in case of a bank), dispose of its shares of its banking subsidiary (in case of a bank holding company); and

- less than 0%, the Commissioner of the FSA may order such bank or bank holding company to suspend all or part of its business (in case of a bank), or to dispose of its shares of its banking subsidiary (in case of a bank holding company).

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards of Japan (Law No. 94 of 2005, as amended), which became effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cash cards. The law also requires financial institutions, among other matters, to compensate depositors for any amount illegally withdrawn using forged bank cash cards, unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.

In addition, as part of a measure to expand distribution channels of financial products and services, an amendment to the Banking Law was promulgated on November 2, 2005 and became effective on April 1, 2006. The amendment, among other things, lifted past restrictions on the ability of banks to use sales agents that offer banking services on their behalf. Specifically, this amendment removed the restriction that only a bank's subsidiary that engages solely in the banking business is capable, in principle, of acting as such bank's sales agent, and allows third-party companies that engage in businesses other than banking to act as sales agents, subject to minimum net asset requirements and regulatory approval.

Regulations Applicable to Financial Institutions and Others

Guideline for Financial Conglomerate Supervision

The FSA issued the Guideline for Financial Conglomerate Supervision on June 24, 2005, to address the risks inherent in financial conglomerates, such as inefficiency of management due to complicated organization, conflict of interests, and transmission or concentration of risks within conglomerates. The Guideline for Financial Conglomerate Supervision provides focus items relating to the supervision of financial conglomerates, financial soundness, risk management and operations from the perspective of risks inherent to conglomerates. Under the definition of conglomerates as stipulated in the guideline, we are subject to this supervisory guideline.

Securities and Exchange Law

The Securities and Exchange Law permits financial institutions to compete in each other's business areas through subsidiaries. Banks and other depositary institutions are allowed to establish securities subsidiaries and compete in the securities industry. The Securities and Exchange Law presently allows banks, subject to registration with, and in some cases obtaining the approval of, the Prime Minister, among other things, to underwrite and deal in Japanese government bonds, sell units of investment trusts and securities issued by an investment company and engage in the securities intermediary business.

On June 14, 2006, several amendments to the Securities and Exchange Law and other financial laws were promulgated, including the introduction of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), which will replace the Securities and Exchange Law. These laws will amend, with respect to various financial instruments, a number of laws to:

- enhance investor protections;
- enhance investor convenience;
- promote financial innovation; and
- facilitate finance.

The Financial Instruments and Exchange Law will become effective on September 30, 2007.

Certain amendments to the Securities and Exchange Law, including those relating to tender offers and substantial shareholding reports, have already become effective. The new regime under the Financial Instruments and Exchange Law, among others:

- establishes a cross-sectional framework of a wide range of financial instruments and services;
- enhances disclosure, such as requiring listed companies to file quarterly reports, and enhances requirements regarding internal control over financial reporting; and
- relaxes regulations through flexible application based on the nature of investors (professional or general public).

Sales of Financial Products

As a result of financial deregulation, more financial products, including highly structured and complicated products, can now be more freely marketed to customers. In response to this, the Law of Sales of Financial Products of Japan (Law No. 101 of 2000, as amended), effective from April 2001, introduced measures to protect financial service customers by:

- requiring financial service providers to provide customers with information concerning risks with respect to deficit of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers fall within the ambit of financial service providers or express their intent to the contrary; and
- holding financial service providers liable for damages caused by a failure to follow those requirements.

The amount of damages is refutably presumed to be the amount of loss of principal. Additionally, the law requires financial service providers to endeavor to solicit customers in an appropriate manner and formulate and publicize a solicitation policy. The law amending the Law of Sales of Financial Products, together with other related laws to become effective upon the amendments to the Securities and Exchange Law, was promulgated on June 14, 2006. The amended law will enlarge the scope of duty of financial services providers to inform customers of certain important matters related to the financial products they solicit.

Prevention of Money Laundering

To address money laundering and terrorism concerns, the Law on Customer Identification and Retention of Records of Transactions by Financial Institutions of Japan (Law No. 32 of 2002, as amended) went into effect in January 2003. Under this law, financial institutions are required to perform customer identification procedures and keep records of their transactions as prescribed by ministerial order. In March 2007, the Law Preventing Transfer of Profits Generated from Crime of Japan (Law No. 22 of 2007) was promulgated, which replaces the Law on Customer Identification and Retention of Records of Transactions by Financial Institutions and broadens the types of entities required to perform customer identification procedures and others. This new law will come into force by March 2008.

Protection of Personal Information

The Personal Information Protection Law of Japan (Law No. 57 of 2003, as amended) became fully effective in April 2005. The law and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with any order issued by the FSA to take necessary measures to comply with the law would subject us to criminal and/or administrative sanctions.

Others

Elsewhere in the world, the operations of Sony Financial Holdings and its group companies, including Sony Life Insurance (Philippines) Corporation, are subject to regulation and control by local regulations and authorities.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of no more than twelve members and provide for no more than five statutory auditors. All directors and statutory auditors are elected by our shareholders at a general meeting of shareholders. The term of office for directors is one year, and the term of office for statutory auditors is four years, but directors and statutory auditors may serve any number of consecutive terms. Our board of directors may elect, from among its members, a Chairman, a President, one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors. Our board of directors also elects one or more Representative Directors from among its members. Each of the Representative Directors has the authority to represent us in the conduct of our affairs.

Our statutory auditors are not required to be certified public accountants. Our statutory auditors may not at the same time be directors, corporate executives, officers or employees of us or any of our subsidiaries, and at least one-half of them must be persons who have never been a director, corporate executive, officer or employee of us or any of our subsidiaries at any time prior to their election as a statutory auditor. Each statutory auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted to the shareholders by a Representative Director and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote.

The statutory auditors form the board of statutory auditors. The board of statutory auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual statutory auditors each year. A statutory auditor may note his opinion in the audit report if the opinion expressed in his audit report is different from the opinion expressed in the audit report issued by the board of statutory auditors. The board of statutory auditors must establish the audit principles, the method of examination by the statutory auditors of our affairs and financial position and any other matters relating to the performance of the statutory auditors' duties.

We are required to appoint and have appointed an independent accountant, who has the statutory duties of examining the financial statements to be submitted to the shareholders by a Representative Director and preparing its audit report thereon. PricewaterhouseCoopers Aarata currently act as our independent accountants.

Directors and Statutory Auditors

The table below sets forth our directors and statutory auditors:

Name	Title	Director or Statutory Auditor Since
Teruhisa Tokunaka	President, Representative Director	April 2004
Hiromichi Fujikata	Executive Vice President, Representative Director	April 2004
Taro Okuda	Director	June 2006
Shinichi Yamamoto	Director	April 2004
Shigeru Ishii	Director	April 2004
Ryoji Chubachi	Director	June 2007
Nobuyuki Oneda	Director	September 2005
Yasushi Ikeda(1)	Director	June 2007
Hiroshi Sano(2)	Standing Statutory Auditor	April 2004
Takemi Nagasaka(2)	Statutory Auditor	April 2004
Hiroshi Ueda(2)	Statutory Auditor	April 2004
Masahiro Kodama	Statutory Auditor	June 2006
So Sato	Statutory Auditor	June 2007

Notes:

(1) Mr. Yasushi Ikeda satisfies the requirements for outside director under the Company Law.

(2) Messrs. Hiroshi Sano, Takemi Nagasaka and Hiroshi Ueda satisfy the requirements for outside statutory auditors under the Company Law.

Set out below is a brief biography of each of our directors and statutory auditors:

Teruhisa Tokunaka became our Representative Director in April 2004 and our President in June 2004. He joined Sony Corporation in 1969 and served in a number of positions, including Representative Director, Vice President, Chief Financial Officer and Chief Strategy Officer. Mr. Tokunaka joined Sony Life as a Director in 1999 and Sony Assurance as a Director in June 2005. In addition to serving as our President and Representative Director, he also currently serves as a Director at Sony Finance International and Sony Bank where he was appointed in December 2004 and June 2006, respectively.

Hiromichi Fujikata became our Executive Vice President and Representative Director in April 2004. He joined Sony Corporation in 1968 and then joined Sony Life (formerly Sony Prudential Life Insurance) in 1979. He served at Sony Life in a number of positions, including Director and Standing Statutory Auditor. In addition to serving as our Executive Vice President and Representative Director, Mr. Fujikata also currently serves as a Director at Sony Life and Sony Assurance.

Taro Okuda became our Director in June 2006. He joined Sony Corporation in 1968 and Sony Life in 1979. He served in a number of positions at Sony Life, including Director, Vice President and President. Mr. Okuda also served as Chairman and President of Sony Life Insurance (Philippines) Corporation and Director of the Financial and Insurance Business Planning Department of Sony Corporation. In addition to serving as our Director, Mr. Okuda also currently serves as President and Representative Director at Sony Life.

Shinichi Yamamoto became our Director in April 2004. He joined Sony Enterprise Co., Ltd. in 1972 and joined Sony Corporation in 1987. Mr. Yamamoto has served as the head of a number of departments within Sony Corporation, including Corporate Planning Group, Insurance Department and Logistics Center. In 1998 he joined Sony Assurance (formerly Sony Insurance Planning Inc.) as a Representative Director. In addition to serving as our Director, Mr. Yamamoto also currently serves as President and Representative Director of Sony Assurance.

Shigeru Ishii became our Director in April 2004. Mr. Ishii joined Yamaichi Securities Co., Ltd. in 1978 and held positions in its Economics Research Institute and Planning Division. In 1998, Mr. Ishii joined Sony Corporation, where he was appointed Head of the Financial Service Business Development Department. In addition to serving as our Director, Mr. Ishii also currently serves as President and Representative Director of Sony Bank.

Ryoji Chubachi became our Director in June 2007. He joined Sony Corporation in 1977 and served at Sony Corporation in a number of executive officer positions, including Executive Vice President. In addition to serving as our Director, Mr. Chubachi also currently serves as President, Director and Representative Executive Officer at Sony Corporation, as well as the CEO of Sony Corporation's electronics business.

Nobuyuki Oneda became our Director in September 2005. He joined Sony Corporation in 1969 and served at Sony Corporation in a number of executive officer positions. He became a Vice President and Chief Financial Officer at Sony Electronics Inc. in July 1999 and a Chief Financial Officer at Sony Corporation of America in April 2000. In May 2000 he became Deputy President and Chief Financial Officer at Sony Electronics Inc. In addition to serving as our Director, Mr. Oneda currently serves as Executive Vice President and Chief Financial Officer at Sony Corporation.

Yasushi Ikeda became our Director in June 2007. Mr. Ikeda began his career as an attorney *(bengoshi)* with the law firm of Mitake & Imai in 1972, where he became a partner in 1977. He was appointed as an administrator for J. Ozawa Group and Kyotaru Co., Ltd. in May 1984 and March 1997, respectively. In addition to serving as our Director, Mr. Ikeda is a Statutory Auditor of Kadokawa Group Publishing Co., Ltd. and continues to serve as an attorney and partner at the law offices of Mitake, Imai and Ikeda.

Hiroshi Sano became our Standing Statutory Auditor in April 2004. Mr. Sano joined Mitsui Bank in 1969, where he was appointed head of the Nippori branch in 1989. In October 1990, he joined Mitsui Taiyo Kobe Bank, which was renamed Sakura Bank in 1992. In 1994, Mr. Sano became head of the Legal Department of Sakura Bank, which later merged with Sumitomo Bank, Limited to form Sumitomo Mitsui Banking Corporation. He also served as a Director of The Sakura Servicing Co., Ltd. and SMBC Business Servicing Co., Ltd. In addition to serving as our Standing Statutory Auditor, Mr. Sano currently serves as a Statutory Auditor of Sony Life and Sony Assurance.

Takemi Nagasaka became our Statutory Auditor in April 2004. He began his career at Ernst & Young ShinNihon (formerly Musashi Auditing Corporation) in 1978 before joining Sony Corporation in 1981. In addition to serving as our Statutory Auditor, Mr. Nagasaka also currently serves as head of the Accounting Division of Sony Corporation.

Hiroshi Ueda became our Statutory Auditor in April 2004. He began his career in 1974 at The Sanwa Bank, Ltd., which later merged into Mitsubishi UFJ Financial Group, Inc. In addition to serving as our Statutory Auditor, Mr. Ueda also currently serves as a Standing Statutory Auditor of Sony Bank.

Masahiro Kodama became our Statutory Auditor in June 2006. He began his career in 1971 at Mitsui Marine & Fire Insurance Co., Ltd. (formerly Taisho Marine and Fire Insurance Company). He joined Sony Assurance (formerly Sony Insurance Planning Inc.) in 1998, where was appointed as Executive Officer and Executive Officer, Claims Service in 1999. In addition to serving as our Statutory Auditor, Mr. Kodama also currently serves as a Standing Statutory Auditor of Sony Assurance and Statutory Auditor of Sony Life.

So Sato became our Statutory Auditor in June 2007. He began his career at Tobu All-State Life Insurance Co., Ltd. in 1959 and joined Sony Prudential Life Insurance Co., Ltd. in 1981. Mr. Sato became Director of the Contract Service Department at Sony Life in June 1998. In addition to serving as our Statutory Auditor, he also serves as a Standing Statutory Auditor of Sony Life.

The business address of our directors and statutory auditors is 1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo 107-0062, Japan.

Our articles of incorporation provide that we may enter into agreements with outside directors to limit the liabilities of such outside directors. We have entered into such an agreement with our outside director, Mr. Yasushi Ikeda, to limit his liabilities to the extent permitted by the Company Law if such outside director acts in good faith and without gross negligence in performing his duties.

As of the date of this offering circular, none of our directors or statutory auditors and none of the directors or statutory auditors of our subsidiaries hold any shares of our common stock. However, following the completion of the global offering we intend to establish an accumulative investment plan through which our directors and statutory auditors and the directors and statutory auditors of our subsidiaries may arrange to have a certain amount of their periodic salary payments withheld and used to purchase shares of our common stock on the open market.

Executive Compensation

The aggregate compensation paid by us to our directors and statutory auditors during the fiscal year ended March 31, 2007 was ¥331 million, not including remuneration received by our directors and statutory auditors in connection with the positions they hold at Sony group companies outside of the Sony Financial Holdings group. In addition, in accordance with customary Japanese business practices, our retiring directors and statutory auditors receive a lump-sum retirement payment, which is subject to the approval of our general meeting of shareholders.

Sony Corporation holds all of our outstanding shares of common stock immediately prior to the global offering. Upon completion of the global offering, Sony Corporation will hold 63.2% of the outstanding shares of our common stock (or 60.0% assuming that the over-allotment option of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, is exercised in full).

Set out below are brief descriptions of some of the important relationships and transactions we have entered into with Sony Corporation and other Sony group companies.

Agreements with Sony Corporation

Each of Sony Life, Sony Assurance and Sony Bank, as well as Sony Life Insurance (Philippines) Corporation and Sony Bank Securities Inc., has entered into a separate royalty agreement with Sony Corporation under which it is required to pay Sony Corporation a fee, calculated according to the formula set forth in each separate royalty agreement, as compensation for its use of the "Sony" trademark and trade name. Although we have also entered into a separate royalty agreement with Sony Corporation, as the pure holding company of the Sony Financial Holdings group we are not required to pay any fee to Sony Corporation for the use of the "Sony" trademark and trade name.

Under the terms of each royalty agreement, the rights of each counterparty Sony Financial Holdings group company remain valid, in principle, for as long as such entity remains in existence. Our rights under these agreements to use the Sony name are conditioned upon, among other things, Sony Corporation's continued ownership of the majority of our voting rights and, in the case of each of our operating subsidiaries, no decrease in our percentage ownership of the voting rights of such operating subsidiary and the continuance in force of our royalty agreement with Sony Corporation. If these conditions are not met, Sony Corporation has the right to terminate the relevant royalty agreement. Sony Corporation also has the right to terminate a royalty agreement under certain other conditions, including:

- any action by a counterparty Sony Financial Holdings group company that, in the judgment of Sony Corporation, has a significant adverse effect on Sony Corporation's brand value or reputation; and
- any dissolution, merger, corporate split, share exchange, share transfer by, or any transfer of all or a significant portion of the business of, a counterparty Sony Financial Holdings group company.

The terms of these royalty agreements are similar to royalty agreements entered into between Sony Corporation and other members of the Sony group. We made payments to Sony Corporation under these royalty agreements totaling approximately ¥0.0 billion and ¥0.9 billion during the fiscal years ended March 31, 2006 and 2007, respectively. We did not make any payments to Sony Corporation under these royalty agreements in the fiscal year ended March 31, 2005. We expect that the joint venture company to be established by Sony Life and AEGON N.V. will enter into a similar royalty agreement with Sony Corporation before it commences operations.

In addition, we make payments to Sony Corporation for remuneration expenses of employees that it has seconded to us. These payments totaled approximately ¥0.1 billion for each of the fiscal years ended March 31, 2005, 2006 and 2007.

Sony Life makes lease payments to Sony Corporation for the use of a plot of land located near the Shinagawa area in central Tokyo. Lease payments made to Sony Corporation for the use of the land amounted to approximately ¥0.9 billion, ¥1.4 billion and ¥1.5 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. In addition, Sony Life is the owner of an office building recently constructed on this site. The construction of the office building, "Sony City", was completed in October 2006 and Sony Life is currently leasing the building to Sony Corporation for use as its corporate headquarters. During the period that Sony City was under construction, Sony Life reimbursed Sony Corporation for certain expenses of the construction management office originally paid by Sony Corporation. Expenses paid by Sony Corporation and reimbursed by Sony Life primarily consisted of personnel expenses related to the construction management office established by Sony Corporation. Following the completion of Sony City in October 2006, Sony Corporation made lease payments to Sony Life for the use of Sony City amounting to approximately ¥2.2 billion during the fiscal year ended March 31, 2007.

Other payments made to Sony Corporation, including reimbursement payments for certain expenses of the construction management office of the "Sony City" office building originally paid by Sony Corporation as described above, totaled approximately ¥0.1 billion, ¥0.1 billion and ¥0.0 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. These amounts also included payments in exchange for miscellaneous products and services provided to us by Sony Corporation, including computer equipment for our offices, advertising for Sony Bank installed on Sony Corporation's VAIO® personal computers, and others.

Although we operate independently of Sony Corporation, our internal corporate regulations require that we obtain the prior approval of Sony Corporation before granting any permission to use, or to change the existing terms of use of, the "Sony" trademark and trade name (i) as a trade name or group name, (ii) as a corporate trademark or (iii) in connection with any endorsement. These regulations are separate from the royalty agreements with Sony Corporation described above.

Agreements with other Sony Group Companies

Our operating subsidiaries employ the services of Frontage Inc., an advertising media purchaser that is a consolidated subsidiary of Sony Corporation. By aggregating the media purchases of Sony group companies, Frontage is able to obtain competitive rates. Payments made to Frontage for media purchases totaled approximately ¥4.1 billion, ¥4.6 billion and ¥3.4 billion during the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

We and our operating subsidiaries have also entered into a number of lease and service agreements with Sony Finance International, Inc., a wholly-owned subsidiary of Sony Corporation engaged in the leasing and credit card business in Japan. Under these agreements, Sony Finance International provides us with services including collection agency services, leasing of office space, leasing of office equipment, individual loan guarantee services and others. Payments made to Sony Finance International in return for the services described above amounted to approximately ¥1.8 billion, ¥1.6 billion and ¥1.7 billion during the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

We have also entered into agreements with more than a dozen other Sony group companies for a variety of products and services including real estate administration services, sales agency services, leasing of office equipment, leasing of the "Life Planning Square" retail space in the flagship Sony Building in Tokyo's Ginza district, licensing of software and others. The aggregate of all other payments made to Sony group companies during the fiscal years ended March 31, 2005, 2006 and 2007 was approximately ¥0.4 billion, ¥0.4 billion and ¥1.0 billion, respectively. In addition, a number of Sony group companies maintain corporate deposit accounts with Sony Bank.

In recent years we have increased our cooperation with other Sony group companies in an effort to expand our businesses. For example, Sony Assurance and Sony Bank have joined the "Sony Point" system, a point program available to purchasers of products and services from Sony Corporation and other Sony group companies. In addition, Sony Life, Sony Assurance and Sony Bank, together with Sony Finance International, opened the "ANA eLIO Card SQUARE" website in March 2006. This website is for holders of the ANA eLIO Card, a credit card issued by Sony Finance International in association with All Nippon Airways Co., Ltd. The website provides cardholders with an overview of the services offered by Sony Life, Sony Assurance, Sony Bank and Sony Finance International and outlines cardmember benefits such as the ANA mileage program. Each of Sony Life, Sony Assurance and Sony Bank also maintains special sales programs for its products and services targeted to employees of Sony group companies. In addition, a number of Sony group companies act as sales agents for Sony Life, Sony Assurance and Sony Bank products and services.

Several of our directors and statutory auditors also serve as directors, officers and statutory auditors of Sony Corporation and other Sony group companies. See "Management".

SUBSIDIARIES AND AFFILIATES

As of March 31, 2007, we had four consolidated subsidiaries and no equity-method affiliates. The following table presents information on our consolidated subsidiaries as of March 31, 2007:

Name	Location	Main business	Issued capital	Percentage of voting rights directly or indirectly owned by us
			(in millions)	
Sony Life Insurance Co., Ltd.	Japan	Life insurance	¥ 65,000	100.0%
Sony Assurance Inc.	Japan	Non-life insurance	¥ 20,000	100.0
Sony Bank Inc.	Japan	Internet banking	¥ 25,000	88.0
Sony Life Insurance (Philippines) Corporation	Philippines	Life insurance	PHP 937	100.0(1)

Note: Sony Life Insurance (Philippines) Corporation is a wholly-owned subsidiary of Sony Life Insurance Co., Ltd.

On the date of our establishment on April 1, 2004, we held 100% of the outstanding shares of common stock of each of Sony Life and Sony Assurance and 80% of the outstanding shares of common stock of Sony Bank. In June 2004 we implemented a ¥10.0 billion capital increase in Sony Bank, raising our ownership to 84.2% of Sony Bank's outstanding shares. In September 2005 we acquired 15,000 shares of Sony Bank from a third-party shareholder and in February 2006 we implemented a ¥2.5 billion capital increase in Sony Bank, resulting in a further increase in our ownership to 88.0% of Sony Bank's outstanding shares. The remaining 12.0% of Sony Bank's common stock is held by Sumitomo Mitsui Banking Corporation, which has been a shareholder of Sony Bank since its establishment.

On June 19, 2007, we established Sony Bank Securities Inc. as a wholly-owned Japanese subsidiary of Sony Bank. Sony Bank Securities, which is expected to commence operations in autumn 2007, will provide online securities brokerage services to Sony Bank accountholders. The issued capital of Sony Bank Securities is ¥1.5 billion. We will account for Sony Bank Securities as a consolidated subsidiary.

Together with AEGON N.V., a Dutch life insurance and pension company, we plan to establish a joint venture company to market individual annuity products developed for the Japanese market. Sony Life and AEGON N.V. will each own 50.0% of the outstanding shares of common stock of the joint venture company, which is expected to commence operations in 2008, pending regulatory approval. The individual annuity products developed by the joint venture company will be distributed in Japan through Sony Life's Lifeplanner sales employees as well as through banks and other financial institutions. The joint venture company will have an initial capitalization of ¥20 billion.

PRINCIPAL AND SELLING SHAREHOLDER

Immediately prior to the global offering, all of our issued and outstanding shares of common stock are owned by Sony Corporation. Following the global offering, Sony Corporation will hold 63.2% of the outstanding shares of our common stock (or 60.0% assuming that the over-allotment option of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, is exercised in full).

Set out below is certain information concerning our shares, including brief summaries of certain provisions of our articles of incorporation and share handling regulations and of the Company Law relating to joint stock corporations (*kabushiki kaisha*), and certain related legislation, all as currently in effect.

General

Our authorized share capital is 8,000,000 shares. All issued shares are fully-paid and non-assessable, and are in registered form. Transfer of our shares is effected by delivery of share certificates, but in order to assert shareholders' rights against us, the transferee must have its name and address registered in our register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with our transfer agent. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

Our transfer agent is Mitsubishi UFJ Trust and Banking Corporation.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan (Law No. 30 of 1984, as amended) applies to our shares. Pursuant to this system, a holder of our shares is able to choose, at his or her discretion, to participate in this system and all certificates for shares elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders and treated in the same way as shareholders registered in our register of shareholders. In connection with the transfer of shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions or the book maintained by each participating institution for its customers or both shall have the same effect as delivery of share certificates.

A statute establishing a new central clearing system for shares of listed companies and eliminating the issuance and use of certificates for such shares was promulgated in June 2004, and certain parts of the statute that are relevant to our shares will become effective within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including our shares. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Distributions of Surplus

General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders ("dividends") are referred to as "distributions of Surplus" ("Surplus" is defined in "—Restriction on Distributions of Surplus"). We may make distributions of Surplus to our shareholders any number of times per fiscal year, subject to certain limitations described in "—Restriction on Distributions of Surplus". Distributions of Surplus are, in principle, required to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of our board of directors if:

(a) our articles of incorporation so provide;

(b) the normal term of office of our directors is no longer than one year; and

(c) our non-consolidated annual financial statements and certain documents for the last fiscal year fairly present our assets and profit or loss, as required by ordinances of the Ministry of Justice.

Moreover, even if the requirements described in (a) through (c) are not met, we may make distributions of Surplus in cash to our shareholders by resolutions of our board of directors once per fiscal year, if our articles of incorporation so provide.

Under our current articles of incorporation, the requirement described in (a) is not met. Nevertheless, under the rule set out in the preceding paragraph, we may make distributions of Surplus in cash as an interim dividend to our shareholders by resolutions of our board of directors once per fiscal year pursuant to our articles of incorporation.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to our shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may grant a right to our shareholders to require us to make such distribution in cash instead of in kind, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors. If no such right is granted to our shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See "—Voting Rights" with respect to a "special resolution".

Under our articles of incorporation, year-end dividends may be distributed to our shareholders of record as of March 31 each year in proportion to the number of our shares held by each shareholder upon approval by a general meeting of shareholders. Additionally, we may, by resolutions of our board of directors, make interim dividend payments in cash to our shareholders of record as of September 30 in each year. We are not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of dividends to be paid. The price of shares generally goes ex-dividend on the third business day prior to the record date.

Restriction on Distributions of Surplus

When we make a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed until the sum of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

"A" = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

"B" = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

"C" = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

"D" = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

"E" = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

"F" = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

"G" = certain other amounts set forth in ordinances of the Ministry of Justice, including (x) (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (y) (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any), as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the "Distributable Amount"), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a) the book value of our treasury stock;

(b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year; and

(c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or a certain part of such exceeding amount as calculated in accordance with ordinances of the Ministry of Justice.

If we have become at our option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (*renketsu haito kisei tekiyo kaisha*), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of net assets appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of net assets and certain other amounts set forth by ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. As of the date of this offering circular, we are not a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by our board of directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our statutory auditors and independent accountant, as required by ordinances of the Ministry of Justice.

Capital and Reserves

When we issue new shares, the entire amount of cash or other assets paid or contributed by subscribers for such shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the amount of such cash or assets as additional paid-in capital by resolution of the board of directors.

We may reduce our additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, in the case of reduction of additional paid-in capital, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, we may reduce our Surplus and increase either (i) stated capital and/or additional paid-in capital (when other capital surplus is reduced) (ii) or legal reserve (when other retained earnings is reduced) by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split our issued shares into a greater number of shares by resolution of our board of directors. When a stock split is to be made, so long as the only class of our outstanding shares is our common stock, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our articles of incorporation, which amendment may be made without approval by our shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

General Meetings of Shareholders

The ordinary general meeting of shareholders is held in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating, among other things, the place, the time and the purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date of such meeting. If our articles of incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

Voting Rights

A holder of our shares is entitled to one voting right for each share it holds, except that neither we nor any corporate or certain other entity whose management is substantially under our control through holding one-quarter or more of the total number of voting rights or for any other reason, as further provided in an ordinance of the Ministry of Justice, has voting rights in respect of our shares held by us or such entity.

Except as otherwise provided by law or in our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. Our articles of incorporation provide that the quorum for election of our directors and statutory auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of our directors. Our shareholders may exercise their voting rights in writing or through proxies, provided that the proxies are, in general, also holders of shares with voting rights.

The Company Law provides that certain important matters shall be approved by a "special resolution" of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i) purchase of our shares by us from a specific shareholder other than one of our subsidiaries;

(ii) consolidation of our shares;

(iii) issuance of new shares or transfer of existing shares held by us as treasury stock to persons other than our shareholders at a "specially favorable" price;

(iv) issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than our shareholders under "specially favorable" conditions;

(v) removal of one of our statutory auditors;

(vi) exemption from a portion of liability of our directors, statutory auditors or independent accountant;

(vii) reduction of stated capital (subject to certain exceptions);

(viii) distribution of Surplus in kind with respect to which our shareholders are not granted the right to require us to make distribution in cash instead of in kind;

(ix) any amendment to our articles of incorporation (except for such amendments that may be made without approval by shareholders under the Company Law);

(x) transfer of the whole or a substantial part of our business;

(xi) taking over of the whole of the business of another company requiring shareholders' approval;

(xii) our dissolution, merger or consolidation requiring shareholders' approval;

(xiii) our corporate split requiring shareholders' approval; and

(xiv) establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (*kabushiki-iten*) or share exchange (*kabushiki-kokan*) requiring shareholders' approval.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of our shares in proportion to the respective numbers of our shares held by such holders.

Subscription Rights

Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our board of directors determines, subject to the limitations as to the issuance of our new shares at a "specially favorable" price mentioned in "—Voting Rights". Our board of directors, however, may determine that our shareholders be given rights to subscribe for new shares, in which case such subscription rights must be given on uniform terms to all the shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

Stock Acquisition Rights

We may issue stock acquisition rights (*shinkabu yoyakuken*). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, if any, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). The issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by our board of directors unless it is made under "specially favorable" conditions, as described in "—Voting Rights".

Record Date

As mentioned above, March 31 of each year is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, by resolution of our board of directors and after giving at least two weeks' prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our shares.

Acquisition of Shares by Us

We may acquire our shares (i) by soliciting all our shareholders to offer to sell our shares held by such shareholders (in this case, the terms of the acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of our board of directors), (ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of our board of directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of a tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or, if permitted by our articles of incorporation, a resolution of our board of directors). However, under the Securities and Exchange Law, we cannot acquire our shares in the manner stated in (i) above so long as our shares are listed on any Japanese stock exchange. In the case of (ii) above, any other shareholder may make a request to us that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the special resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

The total amount of the purchase price of our shares may not exceed the Distributable Amount, as described in "—Distributions of Surplus—Restriction on Distributions of Surplus".

We may hold our shares acquired in compliance with the provisions of the Company Law, and may generally dispose of or cancel such shares by resolution of our board of directors.

Disposal of Shares by Us

We are not required to send notices to a shareholder if notices given by us to such shareholder fail to arrive continuously for five years or more at his or her address registered in our register of shareholders or otherwise notified to us.

In the above case, if the relevant shareholder also fails to receive distributions of Surplus on the shares continuously for five years or more at his or her address registered in our register of shareholders or otherwise notified to us, then we may in general dispose of such shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

Reporting of Substantial Shareholdings

The Securities and Exchange Law and related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange to file a report concerning the shareholdings with the Director of the competent Local Finance Bureau of the Ministry of Finance, in general, within five business days. With certain exceptions, a similar report must also be filed if the percentage of such holdings subsequently increases or decreases by 1% or more, or if any change occurs in material matters set out in reports previously filed. For this purpose, shares issuable or transferable to such person upon his or her conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the size of his or her holding and the issuer's total issued share capital. Any such report shall be filed with the Director of such Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors' Network (EDINET) system. Copies of any reports must also be furnished to the issuer of the shares.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of our common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan ("non-resident shareholders"). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this offering circular and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. We withhold taxes from dividends we pay as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of our common stock) to any non-resident corporate or individual shareholders (including non-resident shareholders) other than any individual shareholder who holds 5% or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009, and (ii) 15% for dividends due and payable on or after April 1, 2009.

As of the date of this offering circular, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10% under the income tax treaties with the U.K. and the United States). Under the income tax convention between Japan and the United States, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to certain qualified U.S. residents that do not own directly or indirectly at least 10% of the voting stock of the Japanese corporation is generally reduced to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to certain qualified U.S. pension funds are exempt from Japanese withholding tax unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund. A similar treatment is applied under the income tax convention between Japan and the United Kingdom with respect to dividends paid by a Japanese corporation and received by U.K. residents.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by us to any particular non-resident shareholder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident shareholder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident shareholder, such non-resident shareholder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident shareholders of a Japanese corporation may provide this application service. A non-resident shareholder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident shareholder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident shareholder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. We do not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be so eligible under any applicable income tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of our common stock outside Japan by a non-resident shareholder holding such shares as portfolio investors are, in general, not subject to Japanese income tax or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of our common stock as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Potential investors should consult their tax advisors regarding the effect of these taxes in light of their particular situations.

United States Federal Income Taxation

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this offering circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain United States federal income tax consequences of the ownership of our shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the current United States—Japan Income Tax Convention (the "Treaty"), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the benefits of the Treaty with respect to income and gain from shares. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term "United States Holder" means a holder of a share that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not apply to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a financial institution;
- a regulated investment company;
- a real estate investment trust;
- an insurance company;
- a tax-exempt organization;
- a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a trader in securities that has elected the mark-to-market method of accounting for your securities;
- a person liable for alternative minimum tax;
- a person who actually or constructively owns 10% or more of our voting stock;
- a partnership or other pass-through entity for United States federal income tax purposes; or
- a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. **If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.**

Taxation of Dividends

The gross amount of distributions on the shares (including amounts withheld to reflect Japanese withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of the rate reduction to your particular circumstances.

The amount of any dividend paid in yen will equal the United States dollar value of the yen received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the yen are converted into United States dollars. If the yen received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the yen equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. You may be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Japanese withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

- have held shares for less than a specified minimum period during which you are not protected from risk of loss, or
- are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the composition of our income and the current value of our assets, we do not believe that we will be a passive foreign investment company (a "PFIC") for our current taxable year, and we expect to operate in such a manner so as not to become a PFIC in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

- at least 75% of our gross income is passive income; or
- at least 50% of the value (determined on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of its income.

While a substantial portion of our income and assets might otherwise be passive for purposes of the PFIC tests, special rules apply for determining the character of income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. We believe that our application of these rules in determining our status under the PFIC provisions is reasonable, although the Code and the regulations thereunder do not provide specific guidance as to the application of these rules and no assurance can be given in this regard.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in the fair market value of our assets or income composition. If we are a PFIC for any taxable year during which you hold our shares, you will be subject to additional reporting requirements and could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis (in United States dollars) in the share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

SELLING RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the international shares.

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The international shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons except as set forth below.

Terms used in this "Selling Restrictions" section that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein.

Rule 144A Shares

Each U.S. purchaser of international shares will be deemed to have represented and agreed as follows:

- the purchaser:
  - is a qualified institutional buyer,
  - is aware that the sale of the shares to it is being made in reliance on Rule 144A, and
  - is acquiring the shares for its own account or for the account of a qualified institutional buyer, as the case may be; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except:
  - to a person who the purchaser and any person acting on its behalf reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A,
  - in an offshore transaction complying with Regulation S, or
  - pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) under the Securities Act,

in each case in accordance with all applicable securities laws of the states of the United States.

No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the international shares offered hereby.

Regulation S Shares

Each purchaser of international shares offered in reliance on Regulation S will be deemed to have represented and agreed as follows:

- the purchaser is a non-U.S. person who is acquiring the shares in an offshore transaction in accordance with Regulation S under the Securities Act; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the international offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

JASDEC

We expect that the central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities will apply to the shares after the listing of the shares on the Tokyo Stock Exchange. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depository under the system, through the institutions participating in the system.

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system who will hold the shares in JASDEC. Settlement for purchasers of the shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the shares except for minimum handling fees as provided for in our share handling regulations; however, holders of book-entry interests in the shares through Euroclear and Clearstream may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees. See "Description of the Shares—General".

Settlement Procedures—Secondary Marketing Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream. Any transfer of interests in the shares out of Euroclear and Clearstream will be done in accordance with the rules of Euroclear or Clearstream, as applicable, and those of JASDEC and our share handling regulations.

Secondary market sales and transfers of the shares held outside of Euroclear and Clearstream will also be conducted in accordance with our share handling regulations and the rules of JASDEC.

Settlement of a transaction concerning shares listed on any of the stock exchanges in Japan will normally occur on the third trading day after the transaction day. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to effect a sale at such price on a particular trading day, or at all.

We have entered into an international purchase agreement dated the date of this offering circular with Sony Corporation and the international managers named below with respect to the international shares. Subject to certain conditions, each international manager has, severally and not jointly, agreed to purchase the number of international shares indicated in the following table. J.P. Morgan Securities Ltd. and Nomura International plc are acting as the international joint lead managers of the international managers:

International Managers	Number of International Shares
J.P. Morgan Securities Ltd.	●
Nomura International plc	●
Morgan Stanley & Co. International plc	●
Deutsche Bank AG, London Branch	●
Total	●

The international managers are committed to take and pay for all of the shares being offered, if any are taken. Subject to certain conditions, the international managers will purchase the international shares at the purchase price of ¥● per share and offer the international shares at the offer price stated on the front cover page of this offering circular. No selling concession, management commission or underwriting commission will be payable by us with respect to the offering of the international shares. The difference between the offer price and the purchase price will be distributed among the international managers in the manner agreed to by them.

We and the selling shareholder have appointed Nomura Securities Co., Ltd. and J.P. Morgan Securities Ltd. to act as joint global coordinators of the global offering.

We have been advised by the international managers that they propose to resell the international shares (a) in the United States, through their respective selling agents, only to QIBs in reliance on Rule 144A, and (b) outside the United States in offshore transactions in reliance on Regulation S, and, in each case, in accordance with applicable law. The offer price and the difference between the purchase price and the offer price are the same for the shares offered in reliance on Rule 144A and the shares offered in reliance on Regulation S. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the Exchange Act. Terms used above have meanings given to them by Regulation S and Rule 144A.

We have also entered into an underwriting agreement providing for the sale by us of 75,000 newly issued shares of our common stock in Japan in connection with the Japanese offering through arrangements with Nomura Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd. We have also entered into an underwriting agreement with certain underwriters, for whom Nomura Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd. are acting as Japanese joint lead managers, and Sony Corporation providing for the sale by Sony Corporation of ● existing shares of our common stock in Japan in connection with the Japanese offering. The closing of the international offering is conditioned upon the closing of the Japanese offering, but not vice versa. The offer price in the international offering will be the same as the offer price to investors in the Japanese offering. For the purpose of the Japanese offering we have filed a securities registration statement, including amendments, pursuant to the Securities and Exchange Law.

In addition, Nomura Securities Co., Ltd. may over-allot in the Japanese offering up to an additional 70,000 shares of our common stock. In connection with the offering of the over-allotted shares, Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has entered into a share borrowing agreement with Sony Corporation, the selling shareholder, pursuant to which Sony Corporation has agreed to lend to Nomura Securities Co., Ltd. up to an aggregate of 70,000 shares of our common stock solely to cover the over-allotments, if any. Sony Corporation has granted Nomura Securities Co., Ltd. an option, exercisable until November 2, 2007, to purchase up to an additional 70,000 shares of our common stock in connection with the over-allotments, if any, in the Japanese offering. During the period beginning on October 11, 2007 and ending on October 30, 2007, Nomura Securities Co., Ltd. may purchase shares of our common stock in the open market in lieu of exercising all or part of the option mentioned above, which will be conducted by Nomura Securities Co., Ltd. in consultation with JPMorgan Securities Japan Co., Ltd. and in compliance with all applicable laws.

To provide for the coordination of their activities, the international managers and the Japanese underwriters have entered into an agreement between syndicates pursuant to which, among other things, the Japanese underwriters may sell to the international managers such number of shares as is determined by the joint global coordinators and the Japanese underwriters. To the extent there are sales of shares among the international managers and the Japanese underwriters pursuant to the agreement between syndicates and in compliance with any applicable laws, regulations and rules, the number of shares initially available for sale by the international managers and the Japanese underwriters may be more or less than the numbers appearing on the cover page of this offering circular.

Up to 5% of the shares to be sold in the Japanese offering will be available for purchase by our employee stock ownership association at the offer price stated on the front cover page of this offering circular.

Selling Restrictions

General

Pursuant to the agreement between syndicates, as part of the distribution of shares and subject to certain exceptions, the international managers and the Japanese underwriters have agreed that (i) the international managers will neither purchase, directly or indirectly, any shares for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering circular or prospectus relating to the shares in Japan or to any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering circular or prospectus relating to the shares outside Japan or to any person or entity other than a Japanese person.

The international joint lead managers have advised us that the international managers have entered into an agreement among international managers in which they have agreed to sell shares in the international offering only as described in that agreement and in this offering circular, and in all cases in accordance with applicable securities laws.

United States

The international shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act. United States affiliates of the international managers may arrange for the sale of a portion of the international shares in the United States exclusively to persons reasonably believed by them to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and each U.S. purchaser of international shares is hereby notified that the offer and sale of international shares to it is being made in reliance upon that exemption. The offering of the international shares outside the United States will be made in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the international offering, an offer or sale of shares within the United States by a dealer (whether or not participating in the global offering) may violate the registration requirements of the Securities Act if the offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

European Economic Area

Each international manager has represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the "Relevant Implementation Date") it has not made and will not make an offer of international shares to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of international shares to the public in that Relevant Member State:

(1) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) at any time to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3) by the international managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(4) in any other circumstances falling within Article 3(2) of the Prospectus Directive; and

provided that no such offer of international shares shall result in a requirement for the publication by us or any international manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of international shares to the public" in relation to any international shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the international shares to be offered so as to enable an investor to decide to purchase or subscribe for the international shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each international manager has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (the "FSMA")) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to us; and

(2) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Italy

The offering of the international shares has not been registered with the *Commissione Nazionale per la societa e la Borsa* ("CONSOB") (the Italian securities and exchange commission) pursuant to the Italian securities legislation and, accordingly, the international shares have not been and will not be offered, sold or delivered nor any copies of the offering circular or any other document or offering material relating to the international shares have been or will be distributed in the Republic of Italy ("Italy") in a solicitation to the public at large (*sollecitazione all'investimento*), other than:

(i) to professional investors (*operatori qualificati*) as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998, as amended ("Regulation No. 11522"), pursuant to article 30, second paragraph, of Italian legislative decree No. 58 of February 24, 1998 (the "Financial Services Act"), and/or to "Qualified Investors" pursuant to article 100 of the Financial Services Act and to article 2(e) of Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003; or

(ii) offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, as provided under the Financial Services Act or CONSOB Regulation No. 11971 of May 14, 1999, as amended,

provided that, in any case, the offer or sale of the international shares in Italy shall be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Moreover and subject to the foregoing, the international shares may not be offered, sold or delivered and neither the offering circular nor any other material relating to the international shares may be distributed or made available in Italy unless such offer, sale or delivery of the international shares or distribution or availability of copies of the offering circular or any other material relating to the international shares in Italy is:

(i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the "Italian Banking Act"), Regulation No. 11522, and any other applicable laws and regulations;

(ii) in compliance with article 129 of the Italian Banking Act pursuant to which the Bank of Italy may require the issuer or offerors of securities to submit periodical summarised notices (*segnalazioni periodiche a carattere consuntivo*) detailing data and information on the securities issued or offered in Italy, or abroad by Italian issuers, in order to acquire information on the development of the characteristics of the securities and financial markets;

(iii) in compliance with the banking transparency requirements set forth in the Italian Banking Act and the implementing regulations and decrees; and

(iv) in compliance with any other applicable requirement or limitation which may be imposed from time to time by CONSOB or the Bank of Italy.

Japan

Each international manager has represented and agreed that the international shares have not been and will not be registered under the Securities and Exchange Law and that the international shares which it purchases will be purchased by it as principal and that, in connection with the international offering and distribution of the international shares, neither such international manager nor any person acting on its behalf has offered or sold, or will offer or sell, any international shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except (a) pursuant to an exemption from the registration requirements of, and from the requirements to deliver a prospectus under, the Securities and Exchange Law, if any, and (b) otherwise in compliance with any other applicable requirements of Japanese law.

Hong Kong

Each international manager has represented and agreed that the international shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the international shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to international shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

Each international manager has acknowledged that this offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each international manager has represented, warranted and agreed that it has not circulated or distributed nor will it circulate or distribute this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares nor has it offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase nor will it offer or sell the shares or cause the shares to be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Stamp Taxes and Other Charges

Buyers of international shares sold by the international managers may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offer price.

Sales of Similar Securities

We have agreed, during the period beginning on the date of this offering circular and ending on the date 180 calendar days after the closing date of the global offering, without the prior written consent of the joint global coordinators, not to, and not to permit any entities over which we exercise management control or any persons acting at our direction to, (i) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of any shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock; provided, however, that the restrictions described in this paragraph shall not apply to:

- the shares to be issued and sold by us in the global offering;
- our shares to be issued or transferred by us by way of stock split; or
- our stock acquisition rights to be issued by us in connection with any stock option plan established for our or our subsidiaries' directors, officers or employees.

Sony Corporation has agreed, during the period beginning on the date of this offering circular and ending on the date 180 calendar days after the closing date of the global offering, without the prior written consent of the joint global coordinators, not to, and not to permit any entities over which the selling shareholder exercises management control or any persons acting at the selling shareholder's direction to, (i) offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of any shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock; provided, however, that the restrictions described in this paragraph shall not apply to:

- the shares to be sold by Sony Corporation in the global offering; or
- the lending of our shares under the share borrowing agreement to be entered into between Sony Corporation and Nomura Securities Co., Ltd. in connection with the offering of over-allotted shares and the acquisition by Nomura Securities Co., Ltd. of our shares under the share borrowing agreement.

Absence of a Public Market

Prior to the global offering, there has been no public market for our common shares inside or outside Japan. The offer price has been determined by agreement among us, the selling shareholder and the joint global coordinators. Among the factors considered in determining the offer price were prevailing market conditions, our historical performance, assessment of our management and business prospects and considerations of those factors in relation to market valuations of companies in related businesses.

Delivery

The international shares will be delivered in Tokyo through clearing accounts with JASDEC under the central clearing system in Japan on or about October 11, 2007 (Tokyo time). See "Clearance and Settlement".

Indemnification

The international purchase agreement provides that we will indemnify the international managers and their affiliates against specified liabilities, including liabilities under the Securities Act, in connection with the offer and sale of the shares, and will contribute to payments the international managers and their affiliates may be required to make in respect of those liabilities. In addition, Sony Corporation will agree to similar indemnification and contribution obligations with respect to limited information included in this offering circular.

Other Relationships

Certain of the international managers, the Japanese underwriters or their affiliates have provided, and may in the future provide, various financial advisory and investment and commercial banking services for us and our affiliates and for the selling shareholder and its affiliates, for which they have received or may receive, as the case may be, customary compensation.

EXPERTS

Mr. Toshiyuki Ikuma of Milliman, Inc. in Japan ("Milliman"), a qualified actuary, has rendered to Sony Life an opinion dated May 22, 2006, included herein as Annex A, with respect to Sony Life's embedded value as of March 31, 2006 and an opinion dated May 22, 2007, included herein as Annex B, with respect to Sony Life's embedded value as of March 31, 2007. Each of these opinions should be read together with and considered in light of the information in Milliman's actuarial consultant's report included in this offering circular as Annex C. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Embedded Value". The opinions and the actuarial consultant's report of Milliman referred to above are included herein in reliance upon the authority of Mr. Toshiyuki Ikuma and Milliman as experts in actuarial matters generally and in the application of actuarial concepts to insurance matters.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements as of March 31, 2006 and 2007 and for each of the years in the three-year period ended March 31, 2007 included in this offering circular have been audited by PricewaterhouseCoopers Aarata, independent accountants, as stated in their report appearing herein.

LEGAL MATTERS

Certain legal matters with respect to the international offering will be passed upon for us and for the selling shareholder by Nagashima Ohno & Tsunematsu and for the international managers by Anderson Mori & Tomotsune, in each case in respect of Japanese law. Certain legal matters with respect to the international offering will be passed upon for us by Simpson Thacher & Bartlett LLP and for the international managers by Sullivan & Cromwell LLP, in each case in respect of New York state and U.S. federal securities law.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Sony Financial Holdings Inc. and Consolidated Subsidiaries

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REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Sony Financial Holdings Inc.

We have audited the accompanying consolidated balance sheets of Sony Financial Holdings Inc. ("the Company") and its subsidiaries as of March 31, 2006 and 2007, the related consolidated statements of income and cash flows for each of the three years in the period ended March 31, 2007, the related consolidated statements of surplus for each of the two years in the period ended March 31, 2006 and the related consolidated statement of changes in net assets for the year ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

/s/ PricewaterhouseCoopers Aarata
August 28, 2007

CONSOLIDATED BALANCE SHEETS

Sony Financial Holdings Inc. and Consolidated Subsidiaries
As of March 31

	Yen in millions		*Dollars in thousands (Note 2)*
	2006	2007	*2007*
Assets:			
Cash and due from banks (Note 14)	¥ 61,304	¥ 40,996	*$ 347,425*
Call loans and bills bought	76,074	332,459	*2,817,452*
Commercial paper and other debt purchased (Note 14)	2,000	–	–
Monetary trusts (Note 15)	658,351	718,492	*6,088,921*
Securities (Notes 7 and 14)	2,625,081	2,649,768	*22,455,661*
Loans (Note 3)	326,392	381,522	*3,233,242*
Property and equipment (Notes 4 and 13)	76,588	–	–
Tangible fixed assets (Notes 4 and 13)	–	88,574	*750,633*
Intangible fixed assets	–	8,593	*72,828*
Due from agencies	0	0	*0*
Due from reinsurers	419	496	*4,205*
Foreign exchanges	5,748	4,156	*35,226*
Other assets	82,046	95,351	*808,063*
Deferred tax assets (Note 18)	3,247	3,599	*30,500*
Reserve for possible loan losses	(205)	(230)	*(1,955)*
Total assets	¥3,917,048	¥4,323,780	*$36,642,206*

(Continued on following page.)

Sony Financial Holdings Inc. and Consolidated Subsidiaries
As of March 31

	Yen in millions		Dollars in thousands (Note 2)
	2006	2007	2007
Liabilities:			
Policy reserve and others:	¥2,799,129	¥3,157,636	*$26,759,629*
Reserve for outstanding claims	28,418	29,920	*253,562*
Policy reserve	2,769,126	3,125,118	*26,484,055*
Reserve for policyholders' dividends (Note 6)	1,584	2,597	*22,011*
Due to agencies	1,415	1,415	*11,997*
Due to reinsurers	990	934	*7,916*
Deposits	599,952	752,366	*6,375,989*
Call money and bills sold (Note 7)	110,700	10,000	*84,745*
Foreign exchanges	5	0	*0*
Other liabilities	57,190	75,367	*638,710*
Reserve for employees' bonuses	1,735	1,906	*16,156*
Reserve for employees' retirement benefits (Note 17)	11,003	11,212	*95,025*
Reserve for directors' retirement benefits	202	241	*2,047*
Reserve for price fluctuations	20,124	20,908	*177,189*
Deferred tax liabilities (Note 18)	36,685	20,904	*177,155*
Deferred tax liabilities on land revaluation	706	706	*5,990*
Total liabilities	3,649,842	4,053,601	*34,352,553*
Minority interests	4,165	–	–
Stockholder's equity :			
Common stock	5,500	–	–
Capital surplus	130,877	–	–
Retained deficits	(47,694)	–	–
Land revaluation	(1,475)	–	–
Net unrealized gains on other securities, net of taxes	125,720	–	–
Foreign currency translation adjustments	113	–	–
Total stockholder's equity	253,040	–	–
Commitments (Note 8)			
Total liabilities, minority interests and stockholder's equity	¥3,917,048	–	–
Net assets (Note 11):			
Common stock	–	5,500	*46,610*
Capital surplus	–	180,877	*1,532,856*
Retained deficits	–	(44,173)	*(374,349)*
Total shareholder's equity	–	142,203	*1,205,116*
Net unrealized gains on other securities, net of taxes (Note 14 and 15)	–	125,043	*1,059,692*
Net deferred losses on hedging instruments, net of taxes (Note 16)	–	(408)	*(3,461)*
Land revaluation, net of taxes	–	(1,475)	*(12,505)*
Foreign currency translation adjustments	–	390	*3,308*
Total valuation and translation adjustments	–	123,549	*1,047,033*
Minority interests	–	4,425	*37,503*
Total net assets	–	270,179	*2,289,652*
Commitments (Note 8)			
Total liabilities and net assets	–	¥4,323,780	*$36,642,206*

The accompanying notes are an integral part of these financial statements.

Sony Financial Holdings Inc. and Consolidated Subsidiaries
For the years ended March 31

	Yen in millions			*Dollars in thousands (Note 2)*
	2005	2006	2007	*2007*
Ordinary revenues (Note 9):	¥653,259	¥758,711	¥759,280	*$6,434,583*
Ordinary revenues from the life insurance business:	603,775	695,876	688,854	*5,837,751*
Income from insurance premiums	551,447	580,171	605,051	*5,127,556*
Investment income	50,254	108,613	78,923	*668,888*
Other ordinary income	2,072	7,091	4,874	*41,306*
Ordinary revenues from the non-life insurance business:	38,149	45,680	50,983	*432,105*
Underwriting income	37,862	45,298	50,495	*427,931*
Investment income	275	349	464	*3,938*
Other ordinary income	10	32	27	*235*
Ordinary revenues from the banking business:	11,335	17,154	19,437	*164,726*
Interest income	6,563	9,472	12,763	*108,165*
Fees and commissions	799	1,635	1,587	*13,449*
Other operating income	3,946	6,039	5,065	*42,926*
Other ordinary income	25	7	21	*185*
Ordinary expenses (Note 9):	640,990	733,333	740,926	*6,279,038*
Ordinary expenses from the life insurance business:	587,052	672,162	674,822	*5,718,831*
Insurance claims and other payments	194,141	231,885	219,352	*1,858,922*
Provision for policy reserve and others	299,508	344,939	349,666	*2,963,278*
Investment expenses	5,115	4,610	8,231	*69,757*
Operating expenses	79,682	81,982	87,270	*739,580*
Other ordinary expenses	8,603	8,744	10,300	*87,293*
Ordinary expenses from the non-life insurance business:	40,666	46,098	48,610	*411,953*
Underwriting expenses	28,546	33,170	36,166	*306,492*
Investment losses	21	8	3	*27*
Operating, general and administrative expenses	12,097	12,903	12,392	*105,021*
Other ordinary expenses	0	15	43	*412*
Ordinary expenses from the banking business:	13,272	15,072	17,493	*148,253*
Interest expenses	2,855	4,672	8,174	*69,277*
Fees and commissions	479	771	445	*3,776*
Other operating expenses	2,452	1,890	1,149	*9,738*
General and administrative expenses	6,902	7,088	7,665	*64,964*
Other ordinary expenses	582	650	58	*496*
Ordinary profit	12,269	25,377	18,354	*155,545*
Extraordinary gains (Note 10)	0	–	334	*2,834*
Extraordinary losses (Note 10)	516	7,555	1,146	*9,713*
Provision for reserve for policyholders' dividends (Note 6)	519	1,491	2,057	*17,432*
Income before income taxes	11,233	16,330	15,485	*131,233*
Income taxes (Note 18):				
Current	13,570	17,236	20,270	*171,779*
Deferred	(8,428)	(12,871)	(14,929)	*(126,517)*
Minority interests	284	(427)	(123)	*(1,043)*
Net income	¥ 6,375	¥ 11,537	¥ 10,021	*$ 84,926*

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sony Financial Holdings Inc. and Consolidated Subsidiaries
For the years ended March 31

	Yen in millions			Dollars in thousands (Note 2)
	2005	2006	2007	2007
Cash flows from operating activities:				
Income before income taxes	¥ 11,233	¥ 16,330	¥ 15,485	$ *131,233*
Depreciation of real estate for lease	558	523	1,974	*16,734*
Depreciation and amortization	2,781	3,001	2,708	*22,956*
Impairment losses	–	5	0	*8*
Amortization of goodwill	459	522	–	–
Increase in reserve for outstanding claims	1,762	3,053	1,502	*12,729*
Increase in policy reserve	305,707	350,920	355,980	*3,016,782*
Increase in interest portion of reserve for policyholders' dividends	0	1	4	*39*
Increase in reserve for policyholders' dividends	519	1,491	2,057	*17,432*
Increase in reserve for possible loan losses	98	123	25	*214*
Increase in reserve for employees' retirement benefits	1,877	511	209	*1,771*
Increase in reserve for directors' retirement benefits	–	124	39	*335*
Increase in reserve for price fluctuations	442	7,451	783	*6,643*
Interest income and dividends	(32,593)	(36,549)	(47,714)	*(404,357)*
Gains on securities	(15,189)	(58,668)	(31,972)	*(270,956)*
Interest expenses	2,988	4,681	8,182	*69,341*
Exchange gains	(5,427)	(5,429)	(4,188)	*(35,498)*
Losses on sale or disposal of property and equipment	71	76	–	–
Losses on sale or disposal of tangible fixed assets	–	–	352	*2,984*
Net increase in loans	(63,361)	(113,082)	(45,245)	*(383,432)*
Net increase in deposits	168,060	53,417	152,587	*1,293,110*
Net (increase) decrease in call loans and bills bought	(86,729)	107,522	(82,885)	*(702,417)*
Net (decrease) increase in call money and bills sold	(40,400)	86,100	(100,700)	*(853,389)*
Net decrease (increase) in foreign exchanges (assets)	1,488	(1,089)	1,591	*13,487*
Net increase (decrease) in foreign exchanges (liabilities)	7	(8)	(5)	*(48)*
Others, net	(3,879)	(16,126)	(460)	*(3,901)*
Subtotal	250,474	404,905	230,312	*1,951,802*
Interest and dividends received	41,612	41,374	52,737	*446,928*
Interest paid	(2,413)	(4,535)	(7,105)	*(60,220)*
Policyholders' dividends paid	(568)	(644)	(1,048)	*(8,887)*
Income taxes paid	(14,954)	(15,688)	(16,724)	*(141,732)*
Net cash provided by operating activities	274,150	425,411	258,171	*2,187,890*

(Continued on following page.)

Sony Financial Holdings Inc. and Consolidated Subsidiaries
For the years ended March 31

	Yen in millions			Dollars in thousands (Note 2)
	2005	2006	2007	*2007*
Cash flows from investing activities:				
Investments in monetary trusts	(94,487)	(116,304)	(127,015)	*(1,076,403)*
Proceeds from sale of monetary trusts	–	–	61,700	*522,881*
Purchases of securities	(1,083,349)	(1,184,665)	(659,994)	*(5,593,169)*
Proceeds from sale and redemption of securities	906,646	767,116	661,927	*5,609,556*
Investments in loans	(37,146)	(39,996)	(49,602)	*(420,359)*
Collections of loans	28,653	32,723	40,002	*339,003*
Others, net	–	–	(500)	*(4,237)*
Subtotal	(279,683)	(541,127)	(73,482)	*(622,729)*
Purchases of property and equipment	(5,358)	(25,845)	–	–
Proceeds from sale of property and equipment	1	–	–	–
Purchases of tangible fixed assets	–	–	(10,148)	*(86,004)*
Proceeds from sale of tangible fixed assets	–	–	1	*14*
Purchases of intangible fixed assets	–	–	(3,586)	*(30,398)*
Purchases of securities of a consolidated subsidiary	–	(1,571)	–	–
Others, net	(1,151)	(1,652)	–	–
Net cash used in investing activities	(286,192)	(570,196)	(87,215)	*(739,117)*
Cash flows from financing activities:				
Proceeds from borrowings	15	–	–	–
Repayments of borrowings	(15)	–	–	–
Proceeds from issuance of stock	10,000	–	–	–
Cash dividends paid	(6,500)	–	(6,500)	*(55,084)*
Net cash provided by (used in) financing activities	3,500	–	(6,500)	*(55,084)*
Effect of exchange rate changes on cash and cash equivalents	(2)	79	41	*353*
Net (decrease) increase in cash and cash equivalents	(8,544)	(144,706)	164,496	*1,394,041*
Cash and cash equivalents at beginning of the fiscal year	262,513	253,969	109,263	*925,958*
Cash and cash equivalents at end of the fiscal year (Note 12)	¥ 253,969	¥ 109,263	¥ 273,760	*$ 2,320,000*

The accompanying notes are an integral part of these financial statements.

Sony Financial Holdings Inc. and Consolidated Subsidiaries
For the years ended March 31

	Yen in millions	
	2005	2006
Capital surplus:		
Balance at beginning of the fiscal year	–	¥180,877
Additions:	¥180,877	–
Issuance of stocks	5,000	–
Establishment of Sony Financial Holdings Inc (Note 12)	175,877	–
Balance at end of the fiscal year	180,877	180,877
Retained deficits:		
Balance at beginning of the fiscal year	–	(59,232)
Additions:	24,051	11,537
Net income	6,375	11,537
Adjustment of retained deficits for newly consolidated subsidiaries	17,675	–
Deductions:	83,283	–
Cash dividends paid	6,500	–
Adjustment of retained deficits for newly consolidated subsidiaries	76,783	–
Balance at end of the fiscal year	¥(59,232)	¥(47,694)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Sony Financial Holdings Inc. and Consolidated Subsidiaries
For the year ended March 31, 2007

	Yen in millions			
	Shareholder's Equity			
	Common stock (Note 11)	Capital surplus	Retained deficts	Total shareholder's equity
Balance as of March 31, 2006	¥ 5,500	¥180,877	¥(47,694)	¥ 138,682
Changes during the period:				
Dividends from surplus (Note 11)	–	–	(6,500)	(6,500)
Net income	–	–	10,021	10,021
Net changes other than shareholder's equity	–	–	–	–
Total changes during the period	–	–	3,521	3,521
Balance as of March 31, 2007	¥ 5,500	¥180,877	¥(44,173)	¥ 142,203

	Yen in millions						
	Valuation and translation adjustments						
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	¥125,720	–	¥ (1,475)	¥ 113	¥ 124,358	¥ 4,165	¥267,206
Changes during the period:							
Dividends from surplus (Note 11)	–	–	–	–	–	–	(6,500)
Net income	–	–	–	–	–	–	10,021
Net changes other than shareholder's equity	(676)	¥ (408)	–	276	(808)	259	(548)
Total changes during the period	(676)	(408)	–	276	(808)	259	2,972
Balance as of March 31, 2007	¥125,043	¥ (408)	¥ (1,475)	¥ 390	¥ 123,549	¥ 4,425	¥270,179

(Continued on following page.)

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Sony Financial Holdings Inc. and Consolidated Subsidiaries
For the year ended March 31, 2007

	Dollars in thousands (Note 2)			
	Shareholder's Equity			
	Common stock (Note 11)	*Capital surplus*	*Retained deficits*	*Total shareholder's equity*
Balance as of March 31, 2006	$46,610	$1,532,856	$(404,192)	$1,175,274
Changes during the period:				
Dividends from surplus (Note 11)	–	–	(55,084)	(55,084)
Net income	–	–	84,926	84,926
Net changes other than shareholder's equity	–	–	–	–
Total changes during the period	–	–	29,842	29,842
Balance as of March 31, 2007	$46,610	$1,532,856	$(374,349)	$1,205,116

	Dollars in thousands (Note 2)						
	Valuation and translation adjustments						
	Net unrealized gains on other securities, net of taxes	*Net deferred losses on hedging instruments, net of taxes*	*Land revaluation, net of taxes*	*Foreign currency translation adjustments*	*Total valuation and translation adjustments*	*Minority interests*	*Total net assets*
Balance as of March 31, 2006	$1,065,426	–	$ (12,505)	$ 964	$1,053,885	$35,300	$2,264,460
Changes during the period:							
Dividends from surplus (Note 11)	–	–	–	–	–	–	(55,084)
Net income	–	–	–	–	–	–	84,926
Net changes other than shareholder's equity	(5,733)	$ (3,461)	–	2,343	(6,852)	2,202	(4,649)
Total changes during the period	(5,733)	(3,461)	–	2,343	(6,852)	2,202	25,192
Balance as of March 31, 2007	$1,059,692	$ (3,461)	$ (12,505)	$ 3,308	$1,047,033	$37,503	$2,289,652

The accompanying notes are an integral part of these financial statements.

Sony Financial Holdings Inc. and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presenting Consolidated Financial Statements —

Sony Financial Holdings Inc. ("SFH") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the Company Law of Japan or the former Commercial Code of Japan, the Securities and Exchange Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which differ in certain respects from the application and disclosure requirements of generally accepted accounting principles and practices under the International Financial Reporting Standards. SFH's overseas subsidiary, located in the Philippines, maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in the Philippines.

The accompanying consolidated financial statements are compiled from the consolidated financial statements of SFH and its subsidiaries (the "Companies") as required by the Securities and Exchange Law of Japan. For the convenience of readers, the preparation has been modified in certain respects from the original financial information disclosed in Japanese in order to present the information in a form that is more familiar to readers outside of Japan.

All figures in the consolidated financial statements and notes thereto are stated in millions of yen, or, where applicable, in thousands of U.S. dollars, and fractional amounts of less than ¥1 million and U.S.$1 thousand are discarded. As a result, the total shown in the consolidated financial statements and notes thereto do not necessarily agree with the sum of the individual account balances. (See Note 2)

Principles of Consolidation —

(1) Scope of consolidation

Number of consolidated subsidiaries: 4

Consolidated subsidiaries:	Sony Life Insurance Co., Ltd.
	Sony Life Insurance (Philippines) Corporation
	Sony Assurance Inc.
	Sony Bank Inc.

No subsidiaries are excluded from the scope of consolidation.

(2) Application of the equity method

Not applicable because there are no affiliated companies.

(3) Fiscal year-end of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year-end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements of SFH. All other subsidiaries prepare their respective financial statements as of March 31, the same date as the consolidated financial statements of SFH.

(4) Valuation of assets and liabilities of consolidated subsidiaries

Certain assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

Securities —

Securities (including commercial paper and other debt purchased and monetary trusts) are stated in the following manner: Securities held for trading purposes ("trading securities") are stated at fair value with unrealized gains and losses charged to income. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Other securities designated as available-for-sale securities whose fair value is readily determinable are stated at fair value in the consolidated balance sheets based on market prices prevailing at each balance sheet date, with unrealized gains (losses), net of income taxes, included in stockholder's equity/net assets and acquisition costs calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is not readily determinable are stated at amortized cost (straight-line method) or at acquisition cost based on the moving-average method.

Derivative financial instruments —

Derivative financial instruments are stated at fair value, with changes in fair value included in income for the period in which they arise, except for derivatives that are designated by the Companies as "hedging instruments".

Hedge accounting —

SFH's banking subsidiary applies either deferred hedge accounting or fair value hedge accounting to account for transactions it enters into to hedge interest rate risks on financial assets and liabilities. SFH's banking subsidiary uses interest rate swaps to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items that are grouped based on their maturity, in accordance with "Accounting and Auditing Treatments on Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

Property and equipment / Tangible fixed assets —

All property and equipment / tangible fixed assets, including real estate for lease, are initially recorded at cost. Subsequent expenses related to asset improvements are capitalized or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Companies and the cost of the item can be measured reliably. All other repairs and maintenance charges are charged to income when incurred.

Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment over the estimated useful lives of the assets, as follows:

Buildings	4 to 43 years
Other property and equipment	2 to 20 years

Software for internal use —

Software for internal use is amortized using the straight-line method mainly over 5 years, its estimated useful life.

Goodwill —

Goodwill incurred in the years ended March 31, 2005 and 2006 is charged to income directly when incurred. SFH did not record any goodwill in the year ended March 31, 2007.

Stock issuance costs —

Stock issuance costs are fully charged to income when incurred.

Reserve for possible loan losses —

The reserve for possible loan losses is calculated by the Companies in accordance with self-assessment guidelines and write-off and reserve guidelines established at each subsidiary. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over certain periods. Each loan is subject to asset assessment by the operational department of the relevant company in accordance with its self-assessment guidelines, and the results of the assessment are reviewed by the respective internal audit departments, which are independent from the operational departments, before the amount of reserve is finalized.

Reserve for employees' bonuses —

The reserve for employees' bonuses is provided for the estimated amount of bonuses the Companies are required to pay for services provided during the current fiscal year.

Reserve for employees' retirement benefits —

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end. Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence. Unrecognized net actuarial gain (loss) is amortized using the straight-line method over 7 to 10 years within the employees' average remaining service period, commencing from the fiscal year immediately following incurrence. Unrecognized net obligation at transition is amortized using the straight-line method over 15 years.

Reserve for directors' retirement benefits —

The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations of SFH and its domestic subsidiaries and calculated at the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year-end.

Policy reserve —

Pursuant to the Insurance Business Law, SFH's domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The policy reserve is established by the net level premium method, which assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is a portion of the premium covering insurance underwriting risk, which is estimated based on factors such as mortality rates, investment yield, surrender rates and other factors. The net level premium reserve for individual insurance contracts underwritten from fiscal year 1996 is calculated using mortality and interest rates set by the Financial Services Agency as standard policy reserve. Additionally, the net level premium reserve for individual insurance contracts underwritten before fiscal year 1996 is calculated using mortality and interest rates approved by the supervisor of insurance business in Japan.

Reserve for price fluctuations —

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

Translation of foreign currencies —

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at each balance sheet date, whereas components of stockholder's equity/net assets denominated in foreign currencies are translated at historical rates. The current year's profit and loss accounts are translated into yen using the average exchange rate for the fiscal year.

Lease transactions —

Finance leases that do not transfer ownership of the leased property to the lessee are accounted for as operating leases.

Land revaluation —

On March 31, 2002, SFH's domestic life insurance subsidiary revalued its land for operating purposes, as permitted by the Land Revaluation Law (Law No. 34, enacted March 31, 1998 — the "Law"). The tax effect of the revaluation difference is accounted for differently, depending on whether there are gains or losses; when there is a loss, a valuation allowance is fully provided for the tax effect of the loss, and when there is a gain, the tax effect is recorded in "deferred tax liabilities on land revaluation." After excluding these amounts, the net revaluation difference is reported as "land revaluation" in stockholder's equity / net assets. The revaluation method stipulated by Article 3-3 of the Law was based on the land appraisal in conformity with Article 2-5 of the Law Enforcement Order related to the Law (Government Ordinance No. 119, effective from March 31, 1998).

Accounting for consumption taxes —

The consumption taxes received and paid by SFH and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of SFH's non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment are not deductible from the consumption taxes received; they are recorded as "other assets" and amortized on a straight-line basis over 5 years. Other non-deductible consumption taxes are charged to income as incurred.

Application of consolidated tax provision—

The consolidated tax provision, under which Sony Corporation is the parent company, is applied to SFH and its domestic subsidiaries wholly owned by Sony Corporation.

Cash and cash equivalents —

Cash equivalents consist of highly liquid investments without significant market risks, such as demand deposits and short-term investments with an original maturity of three months or less. (See Note 12)

Business combination—

SFH was established on April 1, 2004 as a wholly-owned subsidiary of Sony Corporation through a corporate separation transaction under the former Commercial Code of Japan. Pursuant to Sony Corporation's separation plan, substantially all of Sony Corporation's financial business operations and related assets were transferred to SFH at historical cost in exchange for 2,000,000 shares of SFH's common stock. The transaction was accounted for as though SFH had existed as a separate company for periods prior to the corporate separation.

Appropriation of retained earnings —

In the years ended March 31, 2005 and 2006, the consolidated statement of surplus is based on the appropriation of retained earnings approved at the shareholder's meeting during the consolidated fiscal year.

Application of new accounting standards —

Statement No. 5 "Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) of The Accounting Standard Board of Japan ("ASBJ") and ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet" (December 9, 2005) are applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law of Japan. As a result of the issuance of these standards, the Enforcement Ordinance of the Banking Law and the Enforcement Ordinance of the Insurance Business Law were revised, and these revised laws are applicable to the Companies from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SFH adopted the guidance and changed certain terminology used in its consolidated balance sheet as follows.

a. "stockholder's equity" was renamed "net assets" and divided into "shareholder's equity", "valuation and translation adjustments" and "minority interests". The amount corresponding to conventional "stockholder's equity" as of March 31, 2007 was ¥266,162 million ($2,255,611 thousand).

b. "deferred hedge losses" and "deferred hedge gains", which were included in "other assets" and "other liabilities", were combined. The combined amount, net of corresponding taxes, is stated as "net deferred losses on hedging instruments, net of taxes". The deferred hedge losses as of March 31, 2006, which would be calculated based on the same manner as of March 31, 2007, were ¥251 million ($2,131 thousand).

c. "minority interests" was reclassified under "net assets".

d. "property and equipment" was divided into "tangible fixed assets", "intangible fixed assets" and "other assets".

e. "software" was transferred from "other assets" to "intangible fixed assets".

Additionally, SFH discloses a consolidated statement of changes in net assets from the fiscal year ended March 31, 2007 in accordance with ASBJ Statement No.6 "Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005) and ASBJ Guidance No.9 "Guidance on Accounting Standards for Statement of Changes in Net Assets" (December 27, 2005).

2. U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the consolidated financial statements are included solely for the convenience of the readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥118 = U.S.$1, the approximate rate of exchange at March 30, 2007, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. LOANS

The balance of loans includes the following "risk-monitored loans" stipulated in the Banking Law:

	Yen in millions		*Dollars in thousands (Note 2)*
	March 31,		*March 31,*
	2006	2007	*2007*
Non-accrual delinquent loans	¥115	¥ 24	$ 210
Restructured loans	166	252	2,139
Total	¥281	¥277	$ 2,350

"Non-accrual delinquent loans" are loans on which accrued interest income is not recognized, excluding "bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "bankrupt loans," "non-accrual delinquent loans" and "past due loans (three months or more)."

Commitments to provide credit line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any conditions established in the contracts. The amount of unused commitments at March 31, 2006 and 2007 was ¥7,805 million and ¥9,483 million ($80,366 thousand), respectively, and the amount of unused commitments whose original contract terms are within one year at March 31, 2006 and 2007 was ¥7,805 million and ¥9,483 million ($80,366 thousand), respectively.

4. ACCUMULATED DEPRECIATION OF PROPERTY AND EQUIPMENT / TANGIBLE FIXED ASSETS

Accumulated depreciation of property and equipment / tangible fixed assets as of March 31, 2006 and 2007 was ¥5,747 million and ¥7,807 million ($66,161 thousand), respectively.

5. SEPARATE ACCOUNTS

The balance sheet included ¥280,682 million and ¥322,672 million ($2,734,509 thousand) of assets and liabilities in equal amounts related to separate accounts as of March 31, 2006 and 2007, respectively, as stipulated in Article 118 of the Insurance Business Law.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by SFH's domestic life insurance subsidiary to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect SFH's domestic life insurance subsidiary's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify the investment results of each such account, although they are not legally segregated in terms of their treatment in the case of the bankruptcy of the insurance company.

Securities held in the separate accounts are deemed trading securities and are stated at fair value. Carrying value is determined by the moving-average method.

6. RESERVE FOR POLICYHOLDERS' DIVIDENDS

Changes in the reserve for policyholders' dividends at SFH's domestic life insurance subsidiary for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	Yen in millions			*Dollars in thousands (Note 2)*
	Year ended March 31,			*Year ended March 31,*
	2005	2006	2007	*2007*
Balance at beginning of the fiscal year	¥ 783	¥ 735	¥ 1,584	*$ 13,427*
Policyholders' dividends during the fiscal year	(568)	(644)	(1,048)	*(8,887)*
Increase in interest	0	1	4	*39*
Provision for reserve for policyholders' dividends	519	1,491	2,057	*17,432*
Balance at end of the fiscal year	¥ 735	¥1,584	¥ 2,597	*$ 22,011*

7. ASSETS PLEDGED AS COLLATERAL

Securities with a book value of ¥119,598 million and ¥10,266 million ($87,007 thousand) were pledged as collateral for ¥110,700 million and ¥10,000 million ($84,745 thousand) of call money and bills sold at March 31, 2006 and 2007, respectively.

In addition to the assets described above, securities with a book value of ¥35,525 million and ¥56,182 million ($476,125 thousand) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2006 and 2007, respectively.

8. COMMITMENTS

The amounts of SFH's domestic life insurance subsidiary's future contributions to the former Policyholders Protection Fund, which was taken over by the Policyholders Protection Corporation under the Enactment Law for Financial System Reform in the fiscal year ended March 31, 2000, were estimated at ¥703 million, ¥461 million and ¥163 million ($1,382 thousand) as of March 31, 2005, 2006 and 2007, respectively. The contributions are charged as an operating expense when paid, as the amounts of future contributions are not yet fixed.

The amounts of future contributions to the Policyholders Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥3,992 million, ¥6,289 million and ¥6,678 million ($56,598 thousand) as of March 31, 2005, 2006 and 2007, respectively. The contributions are also charged to income as an operating expense when paid, as the amounts of future contributions are not yet fixed.

9. ORDINARY REVENUES AND EXPENSES

The following information summarizes the components of ordinary revenues:

	Yen in millions			*Dollars in thousands (Note 2)*
	Year ended March 31,			*Year ended March 31,*
	2005	2006	2007	*2007*
Ordinary revenues from the life insurance business:	¥603,775	¥695,876	¥688,854	*$5,837,751*
Income from insurance premiums	551,447	580,171	605,051	*5,127,556*
Insurance premiums	550,141	578,922	603,101	*5,111,030*
Ceded reinsurance commissions	1,306	1,249	1,950	*16,525*
Investment income	50,254	108,613	78,928	*668,888*
Interest income and dividends	25,755	26,778	34,508	*292,442*
Income from monetary trusts, net	7,170	19,558	12,169	*103,133*
Income from trading securities, net	3,962	–	1,708	*14,477*
Gains on sale of securities	3,344	6,583	11,952	*101,291*
Gains on redemption of securities	2,393	5,342	542	*4,601*
Gains on derivatives, net	–	825	3,061	*25,942*
Other investment income	4	0	0	*1*
Gains on separate accounts, net	7,623	49,524	14,985	*126,997*
Other ordinary income	2,072	7,091	4,874	*41,306*
Ordinary revenues from the non-life insurance business:	38,149	45,680	50,988	*432,105*
Underwriting income	37,862	45,298	50,495	*427,931*
Net premiums written	37,849	45,278	50,467	*427,692*
Interest and dividends on deposits of premiums	13	20	28	*239*
Investment income	275	349	464	*3,938*
Interest income and dividends	274	298	442	*3,748*
Gains on sale of securities	14	70	50	*429*
Transfer to interest and dividends on deposits of premiums	(13)	(20)	(28)	*(239)*
Other ordinary income	10	32	27	*235*
Ordinary revenues from the banking business:	11,335	17,154	19,437	*164,726*
Interest income	6,563	9,472	12,763	*108,165*
Interest income on loans	1,560	2,721	4,580	*38,815*
Interest income and dividends on securities	4,416	6,414	7,208	*61,091*
Interest income on call loans and bills bought	539	243	910	*7,712*
Interest income on deposits with banks	0	0	3	*26*
Interest income on interest rate swaps	5	19	6	*54*
Other interest income	42	73	54	*465*
Fees and commissions	799	1,635	1,587	*13,449*
Other operating income	3,946	6,039	5,065	*42,926*
Other ordinary income	25	7	21	*185*
Total	¥653,259	¥758,711	¥759,280	*$6,434,583*

The following information summarizes the components of ordinary expenses:

	Yen in millions			Dollars in thousands (Note 2)
	Year ended March 31,			Year ended March 31,
	2005	2006	2007	2007
Ordinary expenses from the life insurance business:	¥587,052	¥672,162	¥674,822	$5,718,831
Insurance claims and other payments	194,141	231,885	219,352	1,858,922
Insurance claims	62,136	86,479	59,015	500,134
Annuity payments	3,173	4,437	5,112	43,326
Insurance benefits	22,698	23,582	25,784	218,516
Surrender payments	101,649	113,638	125,264	1,061,565
Other payments	2,046	1,663	2,005	16,995
Reinsurance premiums	2,436	2,084	2,169	18,383
Provision for policy reserve and others	299,508	344,939	349,666	2,963,278
Provision for reserve for outstanding claims	–	708	–	–
Provision for policy reserve	299,508	344,228	349,662	2,963,238
Interest portion of reserve for policyholders' dividends	0	1	4	39
Investment expenses	5,115	4,610	8,231	69,757
Interest expenses	133	9	7	63
Losses on trading securities, net	–	647	–	–
Losses on sale of securities	330	276	148	1,262
Devaluation losses on securities	217	–	66	561
Losses on redemption of securities	1,146	212	601	5,093
Losses from derivatives, net	342	–	–	–
Foreign exchange losses, net	58	37	43	371
Provision for reserve for possible loan losses	118	6	24	209
Depreciation of real estate for rent and others	558	523	1,974	16,734
Other investment expenses	2,209	2,896	5,364	45,461
Operating expenses	79,682	81,982	87,270	739,580
Other ordinary expenses	8,603	8,744	10,300	87,293
Ordinary expenses from the non-life insurance business:	40,666	46,098	48,610	411,953
Underwriting expenses	28,546	33,170	36,166	306,492
Net losses paid	17,463	21,124	24,151	204,677
Loss adjustment expenses	2,191	2,535	2,894	24,531
Net commission and brokerage fees	725	473	566	4,798
Provision for reserve for outstanding claims	1,967	2,345	2,235	18,940
Provision for underwriting reserve	6,198	6,691	6,318	53,544
Other underwriting expenses	–	0	–	–
Investment losses	21	8	3	27
Losses on sale of securities	20	7	3	27
Losses on redemption of securities	1	0	–	–
Operating, general and administrative expenses	12,097	12,903	12,392	105,021
Other ordinary expenses	0	15	48	412
Ordinary expenses from the banking business:	13,272	15,072	17,493	148,253
Interest expenses	2,855	4,672	8,174	69,277
Interest expenses on deposits	2,559	4,365	7,380	62,542
Interest expenses on call money and bills sold	8	4	63	536
Interest expenses on interest rate swaps	286	301	731	6,198
Other interest expenses	0	0	–	–
Fees and commissions	479	771	445	3,776
Other operating expenses	2,452	1,890	1,149	9,738
General and administrative expenses	6,902	7,088	7,665	64,964
Other ordinary expenses	582	650	58	496
Total	¥640,990	¥733,333	¥740,926	$6,279,038

10. EXTRAORDINARY GAINS AND LOSSES

The following information summarizes the components of extraordinary gains and losses:

	Yen in millions			Dollars in thousands (Note 2)
	Year ended March 31,			Year ended March 31,
	2005	2006	2007	2007
Extraordinary gains:				
Gains on sales of property and equipment / tangible fixed assets	¥ 0	¥ –	¥ 0	$ 0
Governmental grants	–	–	329	2,792
Others	–	–	4	41
Total	¥ 0	¥ –	¥ 334	$ 2,834
Extraordinary losses:				
Losses on sales of property and equipment / tangible fixed assets	¥ 74	¥ 76	¥ 31	$ 269
Impairment losses	–	5	0	8
Provision for reserve for price fluctuations	442	7,451	783	6,643
Tax advanced depreciation	–	–	329	2,792
Others	–	21	–	–
Total	¥516	¥7,555	¥1,146	$ 9,713

11. CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(1) Types and numbers of shares issued are as follows:

	Numbers of shares as of March 31, 2006	Numbers of shares increased during the period	Numbers of shares decreased during the period	Numbers of shares as of March 31, 2007
Common stock	2,100,000	–	–	2,100,000

(2) Information on dividends is as follows:

a. Dividends paid

Date of resolution	Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholder held on June 30, 2006	Common stock	¥6,500 million ($ 55,084 thousand)	¥3,095.24 ($26.23)	March 31, 2006	June 30, 2006

b. Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Source of dividends	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholder held on June 29, 2007	Common stock	Retained earnings	¥6,500 million	¥3,095.24	March 31, 2007	June 30, 2007

12. CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table provides a reconciliation of cash and cash equivalents in the statements of cash flows to cash and cash deposits as stated in the consolidated balance sheets as of March 31, 2005, 2006 and 2007:

	Yen in millions			*Dollars in thousands (Note 2)*
	March 31,			*March 31,*
	2005	2006	2007	*2007*
Cash and due from banks	¥ 75,811	¥ 61,304	¥ 40,996	*$ 347,425*
Call loans of domestic life insurance subsidiary and non-life insurance subsidiary	176,100	55,900	229,400	*1,944,067*
Securities of non-life insurance subsidiary	32,932	44,067	51,155	*433,524*
Securities other than cash equivalents of non-life insurance subsidiary	(30,874)	(42,009)	(47,792)	*(405,017)*
Negotiable certificates of deposits of banking subsidiary	–	(10,000)	–	*–*
Cash and cash equivalents	¥253,969	¥109,263	¥273,760	*$2,320,000*

Cash flows from investing activities include cash flows from lending operations of the insurance business.

The corporate separation transaction upon SFH's establishment was accounted for as non-cash investing and financing activities in the consolidated statements of cash flows for the year ended March 31, 2005. The assets transferred from Sony Corporation to SFH in connection with the corporate separation on April 1, 2004, are summarized as follows:

	Yen in millions
Cash and due from banks	¥ 415
Securities of subsidiaries	175,881
Others	79
Total	¥ 176,377

Additions to common stock and capital surplus in connection with the corporate separation were ¥500 million and ¥175,877 million, respectively.

13. LEASES

The following pro forma information of non-ownership-transfer finance leases which the Companies entered into as lessees as of March 31, 2006 and 2007 is provided as required under Japanese accounting standards for leases:

	Yen in millions		*Dollars in thousands (Note 2)*
	March 31,		*March 31,*
	2006	2007	*2007*
Equipment:			
Acquisition cost	¥ 731	¥ 679	*$ 5,755*
Accumulated depreciation	(371)	(332)	*(2,818)*
Net carrying value	¥ 359	¥ 346	*$ 2,937*
Others:			
Acquisition cost	¥ 793	¥ 20	*$ 171*
Accumulated depreciation	(729)	(15)	*(135)*
Net carrying value	¥ 64	¥ 4	*$ 36*
Total:			
Acquisition cost	¥ 1,525	¥ 699	*$ 5,927*
Accumulated depreciation	(1,101)	(348)	*(2,953)*
Net carrying value	¥ 424	¥ 350	*$ 2,974*

Obligations under finance leases as of March 31, 2006 and 2007 were as follows:

	Yen in millions		*Dollars in thousands (Note 2)*
	March 31,		*March 31,*
	2006	2007	*2007*
Due within one year	¥203	¥161	*$ 1,368*
Due after one year	224	195	*1,653*
Total	¥428	¥356	*$ 3,021*

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2005, 2006 and 2007 were ¥653 million, ¥430 million and ¥238 million ($2,020 thousand), respectively.

Depreciation and imputed interest costs to be recorded on the leased assets and lease obligations if the leases had been accounted for as capital leases for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Yen in millions			*Dollars in thousands (Note 2)*
	Year ended March 31,			*Year ended March 31,*
	2005	2006	2007	*2007*
Depreciation	¥613	¥430	¥232	*$ 1,966*
Imputed interest costs	22	5	7	*63*

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of March 31, 2006 and 2007 were as follows:

	Yen in millions		*Dollars in thousands (Note 2)*
	March 31,		*March 31,*
	2006	2007	*2007*
Due within one year	¥ 12	¥ 39	*$ 331*
Due after one year	4	68	*581*
Total	¥ 17	¥107	*$ 912*

14. INVESTMENTS IN SECURITIES

The following provides fair value information on securities. In addition to "securities" in the consolidated balance sheets, other debt purchased in "commercial paper and other debt purchased" and negotiable certificates of deposit in "cash and due from banks" are included in the amounts in the following tables.

Trading securities:

Yen in millions				*Dollars in thousands (Note 2)*	
March 31, 2006		March 31, 2007		*March 31, 2007*	
Consolidated balance sheet amount	Net valuation gains recorded in income	Consolidated balance sheet amount	Net valuation gains recorded in income	*Consolidated balance sheet amount*	*Net valuation gains recorded in income*
¥ 270,653	¥ 39,050	¥ 305,960	¥ 5,879	*$ 2,592,886*	*$ 49,828*

Held to maturity securities with fair values:

	Yen in millions							
	March 31, 2006				March 31, 2007			
	Consolidated balance sheet amount	Gross unrealized gains	Gross unrealized losses	Fair value	Consolidated balance sheet amount	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds:								
Japanese government and municipal bonds	¥ 27,760	¥ 96	¥ (201)	¥27,655	¥ 30,779	¥ 119	¥ (118)	¥30,780
Japanese corporate bonds	4,014	6	(13)	4,007	3,241	11	(8)	3,245
Others	1,414	29	(6)	1,437	909	34	(0)	942
Total	¥ 33,189	¥ 132	¥ (221)	¥33,099	¥ 34,930	¥ 165	¥ (127)	¥34,968

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Consolidated balance sheet amount	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Bonds:				
Japanese government and municipal bonds	*$ 260,844*	*$ 1,010*	*$ (1,003)*	*$260,850*
Japanese corporate bonds	*27,474*	*100*	*(72)*	*27,502*
Others	*7,704*	*293*	*(7)*	*7,991*
Total	*$ 296,022*	*$ 1,405*	*$ (1,083)*	*$296,344*

Other securities with fair values:

	Yen in millions							
	March 31, 2006				March 31, 2007			
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount
Bonds:								
Japanese government and municipal bonds	¥1,252,313	¥ 962	¥(19,330)	¥1,233,945	¥1,301,915	¥ 10,117	¥ (8,133)	¥1,303,898
Japanese corporate bonds	468,543	45,828	(1,657)	512,714	435,189	37,455	(1,316)	471,327
Equity securities	126,937	124,106	(330)	250,713	134,354	111,464	(1,444)	244,374
Others	311,569	11,862	(2,332)	321,099	252,951	11,641	(853)	263,739
Total	¥2,159,364	¥182,760	¥(23,651)	¥2,318,472	¥2,124,410	¥170,679	¥(11,748)	¥2,283,341

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Acquisition cost	*Gross unrealized gains*	*Gross unrealized losses*	*Consolidated balance sheet amount*
Bonds:				
Japanese government and municipal bonds	*$11,033,178*	*$ 85,740*	*$(68,930)*	*$11,049,988*
Japanese corporate bonds	*3,688,042*	*317,417*	*(11,156)*	*3,994,303*
Equity securities	*1,138,600*	*944,616*	*(12,243)*	*2,070,972*
Others	*2,143,660*	*98,658*	*(7,236)*	*2,235,082*
Total	*$18,003,482*	*$1,446,432*	*$(99,567)*	*$19,350,347*

Other securities sold during the period:

	Yen in millions			Dollars in thousands (Note 2)
	Year ended March 31,			Year ended March 31,
	2005	2006	2007	2007
Sales	¥291,490	¥297,408	¥207,419	*$1,757,795*
Gains on sales	4,091	6,885	12,685	*107,507*
Losses on sales	444	936	669	*5,669*

Other securities with no available fair values:

	Yen in millions		Dollars in thousands (Note 2)
	March 31,		March 31,
	2006	2007	2007
Equity securities	¥ 5	¥ 5	*$ 42*
Others	16,760	25,530	*216,362*
Total	¥16,765	¥25,535	*$216,404*

The future redemption schedule of other securities with maturities and held-to-maturity securities as of March 31, 2007 is as follows:

	Yen in millions			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds:				
Japanese government and municipal bonds	¥ 59,159	¥ 351,204	¥ 861,312	¥ 88,637
Japanese corporate bonds	42,360	278,787	97,883	29,463
Others	33,615	177,655	37,404	25,363
Total	¥ 135,135	¥ 807,647	¥ 996,601	¥ 143,464

	Dollars in thousands (Note 2)			
	1 year or less	*More than 1 year to 5 years*	*More than 5 years to 10 years*	*Over 10 years*
Bonds:				
Japanese government and municipal bonds	*$ 501,348*	*$ 2,976,312*	*$ 7,299,258*	*$ 751,162*
Japanese corporate bonds	*358,984*	*2,362,606*	*829,522*	*249,693*
Others	*284,880*	*1,505,551*	*316,991*	*214,944*
Total	*$1,145,214*	*$ 6,844,470*	*$ 8,445,772*	*$ 1,215,800*

15. INVESTMENTS IN MONETARY TRUSTS

The fair value information on monetary trusts is as follows:

Monetary trusts for trading purposes:

Yen in millions				*Dollars in thousands (Note 2)*	
March 31, 2006		March 31, 2007		*March 31, 2007*	
Consolidated balance sheet amount	Net valuation gains recorded in income	Consolidated balance sheet amount	Net valuation losses recorded in income	*Consolidated balance sheet amount*	*Net valuation losses recorded in income*
¥ 126,857	¥ 3,907	¥ 67,530	¥ (3,593)	*$ 572,289*	*$ (30,455)*

Other monetary trusts:

	Yen in millions							
	March 31, 2006				March 31, 2007			
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount
Other monetary trusts	¥495,901	¥ 40,703	¥ (5,111)	¥ 531,493	¥616,917	¥ 36,095	¥ (2,050)	¥ 650,962

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Acquisition cost	*Gross unrealized gains*	*Gross unrealized losses*	*Consolidated balance sheet amount*
Other monetary trusts	*$5,228,113*	*$305,893*	*$(17,374)*	*$5,516,632*

Note: Jointly invested monetary trusts of ¥50 million ($426 thousand) are included in the table above.

16. DERIVATIVE FINANCIAL INSTRUMENTS

The Companies utilize various types of derivative financial instruments, including interest rate-related instruments (such as interest rate futures and interest rate swaps), currency-related instruments (such as currency swaps, foreign exchange contracts and currency options), equity-related instruments (such as equity price index options and individual equity options), bond-related instruments (such as futures and options), credit derivatives and others.

The Companies use various derivative financial instruments primarily for hedging purposes to perform integrated management of assets and liabilities. Certain derivative transactions can be executed for trading purposes within a certain limit in accordance with the respective internal risk management policies set at the company level.

These derivative instruments, as well as certain on-balance sheet assets, are subject to market risks, credit risks and market liquidity risks. Market risks are the risks of losses due to changes in the value of derivative instruments as a result of unfavorable market fluctuations in interest rates, securities prices, foreign exchange rates and other factors. Credit risks are the risks of losses due to a decline in the value of derivative instruments as a result of deterioration in the financial position of individual obligors, issuers of the debt obligations we hold, or counterparties to the derivatives and other contracts we have entered into. Market liquidity risks are the risks of losses due to an inability to conduct market transactions, in particular from an inability to change our market position at a given time, as well as the risks of losses if we are forced to complete transactions under unfavorable market conditions, in each case due to market turmoil or other factors.

SFH formulates fundamental principles for risk management activities at the holding company level and the respective operating subsidiaries establish risk management structures and carry out their risk management activities based on these fundamental principles. The respective risk management departments of the Companies periodically evaluate, monitor and measure risks related to derivative financial instruments, and submit periodic reports on those risks to the Board of Directors and Executive Committee of SFH and each subsidiary. The Board of Directors and Executive Committee of SFH and each subsidiary then approve the fundamental principles and appropriate limits applied to risk management activities. In addition, as a subcommittee of the Board of Directors and Executive Committee, SFH holds Risk Management Meeting and each subsidiary has established other committees and meetings such as Investment Committee, Risk Management Committee, Assets Management Meeting and ALM Committee and others. In addition, each subsidiary implements appropriate risk management policies. The risk management structure includes separate front, middle and back office divisions to deal with derivative transactions. Inception and execution of derivative transactions and risks, positions and gains and losses related to derivative financial instruments are strictly monitored.

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2006 and 2007. Notional amounts do not represent exposure to credit loss.

(1) Interest rate derivatives:

	Yen in millions			
	March 31, 2006			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Transactions listed on exchange:				
Interest rate futures	–	–	–	–
Over-the-counter transactions:				
Interest rate swaps	¥123,070	¥ 98,852	¥ (318)	¥ (318)
Total	–	–	¥ (318)	¥ (318)

	Yen in millions			
	March 31, 2007			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Transactions listed on exchange:				
Interest rate futures	¥115,244	–	¥ 9	¥ 9
Over-the-counter transactions:				
Interest rate swaps	107,182	¥ 97,482	(479)	(479)
Total	–	–	¥ (469)	¥ (469)

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Notional amount			*Valuation*
	Total	*Over 1 year*	*Fair value*	*gains/losses*
Transactions listed on exchange:				
Interest rate futures	*$976,646*	–	*$ 78*	*$ 78*
Over-the-counter transactions:				
Interest rate swaps	*908,324*	*$ 826,121*	*(4,061)*	*(4,061)*
Total	–	–	*$ (3,982)*	*$ (3,982)*

Notes:

1. The above transactions are valued at market value, and the valuation gains (losses) are recorded in the consolidated statements of income. Derivative transactions which hedge accounting is applied are not included in the amounts above.

2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and other methods. Market value of over-the-counter transactions is calculated mainly using discounted present value and other method.

(2) Currency derivatives:

	Yen in millions			
	March 31, 2006			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Over-the-counter transactions:				
Currency swaps	¥ 13,377	¥ 6,877	¥ (567)	¥ (567)
Forward foreign exchanges:				
Sold	50,390	–	(156)	(156)
Bought	87,818	333	(1,808)	(1,808)
Currency options:				
Sold	3,589	–	(29)	(29)
Bought	18,684	–	6	6
Total	–	–	¥ (2,555)	¥ (2,555)

	Yen in millions			
	March 31, 2007			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Over-the-counter transactions:				
Currency swaps	¥ 7,461	¥ –	¥ (800)	¥ (800)
Forward foreign exchanges:				
Sold	70,372	–	85	85
Bought	114,993	–	3,074	3,074
Currency options:				
Sold	1,096	–	(17)	(6)
Bought	6,475	–	14	(5)
Total	–	–	¥ 2,356	¥ 2,348

	Dollars in thousands (Note 3)			
	March 31, 2007			
	Notional amount			*Valuation*
	Total	*Over 1 year*	*Fair value*	*gains/losses*
Over-the-counter transactions:				
Currency swaps	*$ 63,231*	*$ –*	*$ (6,784)*	*$ (6,784)*
Forward foreign exchanges:				
Sold	*596,379*	*–*	*726*	*726*
Bought	*974,522*	*–*	*26,057*	*26,057*
Currency options:				
Sold	*9,288*	*–*	*(151)*	*(53)*
Bought	*54,873*	*–*	*122*	*(46)*
Total	*–*	*–*	*$ 19,970*	*$ 19,899*

Notes:

1. The above transactions are valued at market value, and the valuation gains (losses) are recorded in the consolidated statements of income. Derivative transactions which hedge accounting is applied are not included in the amounts above.

2. Market value is calculated mainly using discounted present value and other methods.

(3) Equity derivatives:

	Yen in millions			
	March 31, 2006			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Transactions listed on exchange:				
Equity price index options	¥ 650	–	¥ 25	¥ 10
Over-the-counter transactions:				
Equity price index options	26,000	–	14	(22)
Total	–	–	¥ 39	¥ (11)

	Yen in millions			
	March 31, 2007			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Transactions listed on exchange:				
Equity price index options	–	–	–	–
Over-the-counter transactions:				
Equity price index options	–	–	–	–
Total	–	–	–	–

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Notional amount			*Valuation*
	Total	*Over 1 year*	*Fair value*	*gains/losses*
Transactions listed on exchange:				
Equity price index options	–	–	–	–
Over-the-counter transactions:				
Equity price index options	–	–	–	–
Total	–	–	–	–

Notes:

1. The above transactions are valued at market value, and the valuation gains (losses) are recorded in the consolidated statements of income.

2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of over-the-counter transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond derivatives:

	Yen in millions			
	March 31, 2006			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Transactions listed on exchange:				
Bond futures	¥13,931	–	¥ 110	¥ 110
Over-the-counter transactions:				
Bond options	–	–	–	–
Total	–	–	¥ 110	¥ 110

	Yen in millions			
	March 31, 2007			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Transactions listed on exchange:				
Bond futures	¥ 6,980	–	¥ 0	¥ 0
Over-the-counter transactions:				
Bond options	49,963	–	130	(5)
Total	–	–	¥ 130	¥ (4)

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Notional amount			*Valuation*
	Total	*Over 1 year*	*Fair value*	*gains/losses*
Transactions listed on exchange:				
Bond futures	*$ 59,153*	–	*$ 3*	*$ 3*
Over-the-counter transactions:				
Bond options	*423,423*	–	*1,103*	*(43)*
Total	–	–	*$ 1,106*	*$ (39)*

Notes:

1. The above transactions are valued at market value and the valuation gains (losses) are recorded in the consolidated statements of income.

2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and other methods. Market value of over-the-counter transactions is calculated mainly using discounted present value and option pricing models.

(5) Credit derivatives transactions:

	Yen in millions			
	March 31, 2006			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Over-the-counter transactions:				
Credit default options	¥3,348	¥ 2,174	¥ 21	¥ 21
Others	1,425	1,425	(18)	(18)
Total	–	–	¥ 3	¥ 3

	Yen in millions			
	March 31, 2007			
	Notional amount			Valuation
	Total	Over 1 year	Fair value	gains/losses
Over-the-counter transactions:				
Credit default options	¥2,177	¥ 2,177	¥ (10)	¥ (10)
Others	7,500	7,500	(20)	(20)
Total	–	–	¥ (31)	¥ (31)

	Dollars in thousands (Note 2)			
	March 31, 2007			
	Notional amount			Valuation gains/losses
	Total	Over 1 year	Fair value	
Over-the-counter transactions:				
Credit default options	$18,457	$ 18,457	$ (92)	$ (92)
Others	63,559	63,559	(177)	(177)
Total	–	–	$ (269)	$ (269)

Notes:

1. The above transactions are valued at market value, and the valuation gains (losses) are recorded in the consolidated statements of income.

2. Market value is calculated based on factors such as price of the reference assets and contract term.

17. RESERVE FOR EMPLOYEES' RETIREMENT BENEFITS

SFH's domestic life insurance subsidiary has lump-sum severance indemnity plans for sales employees and defined benefit pension plans and defined-contribution pension plans for other employees. SFH's banking and non-life insurance subsidiaries have adopted lump-sum severance indemnity plans covering all employees.

The components of net pension and severance costs for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	Yen in millions			Dollars in thousands (Note 2)
	Year ended March 31,			Year ended March 31,
	2005	2006	2007	2007
Service costs	¥1,614	¥1,712	¥1,831	$ 15,518
Interest costs	189	194	205	1,740
Expected return on assets	–	(0)	(40)	(346)
Amortization of prior service costs	–	(129)	(129)	(1,094)
Amortization of unrecognized net actuarial losses	(69)	(71)	(51)	(433)
Amortization of unrecognized net obligation at transition	414	414	414	3,511
Net periodic pension costs	¥2,148	¥2,120	¥2,229	$ 18,895

Note: Pension and severance costs of certain consolidated subsidiaries which adopt simplified methods are included in "service costs" in the table above.

The funded status and components of amounts recognized in the consolidated balance sheets were as follows:

	Yen in millions		Dollars in thousands (Note 2)
	March 31,		March 31,
	2006	2007	2007
Projected benefit obligation	¥(14,881)	¥(16,258)	$(137,781)
Plan assets	1,270	3,090	26,187
Funded status	¥(13,611)	¥(13,168)	$(111,594)
Unrecognized net obligation at transition	3,729	3,314	28,090
Unrecognized actuarial loss	41	(326)	(2,766)
Unrecognized prior service costs	(1,162)	(1,032)	(8,754)
Net amount recognized	¥(11,003)	¥(11,212)	$ (95,025)

Note: Certain consolidated subsidiaries adopt simplified methods in calculating projected benefit obligation.

Assumptions used to determine benefit obligations as of March 31, 2005, 2006 and 2007 were as follows:

	March 31,		
	2005	2006	2007
Discount rate	1.5%	1.3% to 1.4%	1.3% to 1.6%
Expected return on plan assets	–	–	3.2%
Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method		
Term to amortize unrecognized prior service cost	–	10 years	10 years
Term to amortize unrecognized actuarial loss	7 to 10 years	7 to 10 years	7 to 10 years
Term to amortize unrecognized net obligation at transition	15 years	15 years	15 years

18. INCOME TAXES

SFH and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony Corporation elected to file its return under the consolidated tax filing system beginning fiscal year ended March 31, 2004. The consolidated tax provision, under which Sony Corporation is the parent company, is applied to SFH and its domestic subsidiaries wholly owned by Sony Corporation.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31,		
	2005	2006	2007
Statutory tax rate	40.7%	40.7%	40.7%
Increase (reduction) in taxes resulting from:			
Change in valuation allowances	7.5	(11.4)	(2.2)
Difference in the effective statutory income tax rate between SFH and consolidated subsidiaries	(5.1)	(4.0)	(4.1)
Permanent difference items, including entertainment expenses and others	0.7	1.6	0.6
Others	0.2	(0.2)	(0.6)
Effective income tax rate	44.0%	26.7%	34.5%

The significant components of deferred tax assets and liabilities as of March 31, 2006 and 2007 are as follows:

	Yen in millions		*Dollars in thousands (Note 2)*
	March 31,		*March 31,*
	2006	2007	*2007*
Deferred tax assets:			
Policy reserve	¥ 26,146	¥ 38,124	*$ 323,092*
Reserve for price fluctuations	7,287	7,570	*64,160*
Tax loss carry forwards	4,644	3,769	*31,948*
Reserve for employees' retirement benefits	3,998	4,075	*34,535*
Unrealized losses on other securities	2,468	1,316	*15,391*
Reserve for employees' bonuses	639	699	*5,930*
Depreciation	587	1,042	*8,834*
Others	2,639	5,465	*46,315*
Gross deferred tax assets	48,411	62,564	*530,209*
Less: Valuation allowance	(6,912)	(6,079)	*(51,520)*
Total deferred tax assets	41,499	56,485	*478,688*
Deferred tax liabilities:			
Unrealized gains on other securities	(74,358)	(73,083)	*(619,350)*
Others	(577)	(707)	*(5,992)*
Total deferred tax liabilities	(74,936)	(73,790)	*(625,343)*
Net deferred tax liabilities	¥(33,437)	¥(17,305)	*$(146,654)*

Net deferred tax assets (liabilities) are included in the consolidated balance sheets as follows:

	Yen in millions		Dollars in thousands (Note 2)
	March 31,		March 31,
	2006	2007	2007
Deferred tax assets	¥ 3,247	¥ 3,599	$ 30,500
Deferred tax liabilities	(36,685)	(20,904)	(177,155)
Net deferred tax liabilities	¥(33,437)	¥(17,305)	$(146,654)

19. SEGMENT INFORMATION

The following tables provide information related to the Companies' business segments, for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in assessing performance and in deciding how to allocate resources.

	Yen in millions					
	As of and for the year ended March 31, 2005					
	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	¥ 603,775	¥38,149	¥ 11,335	¥ 653,259	–	¥ 653,259
Intersegment	512	10	18	542	¥ (542)	–
Total	604,288	38,159	11,353	653,802	(542)	653,259
Ordinary expenses	587,139	40,966	13,472	641,579	(588)	640,990
Ordinary profit (loss)	¥ 17,148	¥ (2,806)	¥ (2,118)	¥ 12,222	¥ 46	¥ 12,269
Assets, depreciation and capital expenditure:						
Assets	¥2,616,658	¥46,685	¥618,459	¥3,281,802	¥ 466	¥3,282,269
Depreciation	1,274	502	1,553	3,331	9	3,340
Capital expenditure	6,374	677	826	7,878	51	7,929

	Yen in millions					
	As of and for the year ended March 31, 2006					
	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	¥ 695,876	¥45,680	¥ 17,154	¥ 758,711	–	¥ 758,711
Intersegment	809	23	71	903	¥ (903)	–
Total	696,685	45,703	17,225	759,614	(903)	758,711
Ordinary expenses	672,306	46,467	15,519	734,294	(961)	733,333
Ordinary profit (loss)	¥ 24,379	¥ (764)	¥ 1,705	¥ 25,320	¥ 57	¥ 25,377
Assets, depreciation and capital expenditure:						
Assets	¥3,103,315	¥56,103	¥754,768	¥3,914,187	¥ 2,860	¥3,917,048
Depreciation	1,325	599	1,590	3,514	8	3,523
Capital expenditure	26,407	678	657	27,744	4	27,748

	Yen in millions					
	As of and for the year ended March 31, 2007					
	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	¥ 688,854	¥ 50,988	¥ 19,437	¥ 759,280	–	¥ 759,280
Intersegment	1,017	32	33	1,081	¥ (1,081)	–
Total	689,871	51,020	19,470	760,362	(1,081)	759,280
Ordinary expenses	674,983	48,975	18,116	742,075	(1,149)	740,926
Ordinary profit	¥ 14,888	¥ 2,044	¥ 1,354	¥ 18,286	¥ 67	¥ 18,354
Assets, depreciation and capital expenditure:						
Assets	¥ 3,446,546	¥ 67,468	¥ 806,848	¥ 4,320,863	¥ 2,916	¥ 4,323,780
Depreciation	2,912	683	1,049	4,645	7	4,652
Capital expenditure	19,071	1,270	1,172	21,513	2	21,515

	Dollars in thousands (Note 2)					
	As of and for the year ended March 31, 2007					
	Life insurance business	*Non-life insurance business*	*Banking business*	*Total*	*Elimination*	*Consolidated*
Ordinary revenues:						
External customers	*$ 5,837,751*	*$432,105*	*$ 164,726*	*$ 6,434,583*	–	*$ 6,434,583*
Intersegment	*8,619*	*272*	*274*	*9,167*	*$ (9,167)*	–
Total	*5,846,371*	*432,378*	*165,001*	*6,443,750*	*(9,167)*	*6,434,583*
Ordinary expenses	*5,720,201*	*415,050*	*153,526*	*6,288,778*	*(9,740)*	*6,279,038*
Ordinary profit	*$ 126,169*	*$ 17,327*	*$ 11,474*	*$ 154,971*	*$ 573*	*$ 155,545*
Assets, depreciation and capital expenditure:						
Assets	*$29,208,021*	*$571,764*	*$6,837,701*	*$36,617,487*	*$ 24,718*	*$36,642,206*
Depreciation	*24,684*	*5,789*	*8,894*	*39,368*	*61*	*39,429*
Capital expenditure	*161,619*	*10,764*	*9,933*	*182,317*	*17*	*182,335*

The life insurance business consists of Sony Life Insurance Co., Ltd. and Sony Life Insurance (Philippines) Corporation, the non-life insurance business consists of Sony Assurance Inc. and the banking business consists of Sony Bank Inc.

Amounts of unallocated ordinary expenses that are included in "elimination" for the years ended March 31, 2005, 2006 and 2007 are ¥462 million, ¥571 million and ¥675 million ($5,728 thousand), respectively, most of which are ordinary expenses of SFH. Amounts of unallocated corporate assets that are included in "elimination" as of March 31, 2005, 2006 and 2007 are ¥617 million, ¥3,096 million and ¥3,197 million ($27,100 thousand), respectively, most of which are deposits and others of SFH.

20. PER SHARE INFORMATION

Net income per share is calculated based on the weighted-average number of shares of common stock outstanding during the fiscal year. For the years ended March 31, 2005, 2006 and 2007, the net income per share was ¥3,069.93, ¥5,494.28 and ¥4,772.09 ($40.44), respectively. There were no potential dilutive securities. Net assets per share, calculated based on the number of shares of common stock outstanding as of March 31, 2006 and 2007, were ¥125,257.54 and ¥126,549.38 ($1,072.45), respectively. ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4, issued on September 25, 2002) on January 31, 2006, and the revised Guidance is applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law of Japan. Effective April 1, 2006, SFH applied the revised Guidance and calculated net assets per share by including "net deferred gains (losses) on hedges". This accounting change decreased net assets per share by ¥194.50 ($1.65) compared with the former method.

The basis for this calculation is net income of ¥6,375 million, ¥11,537 million and ¥10,021 million ($84,926 thousand), of which the entire portion is applicable to common shares. The weighted-average number of shares outstanding for the fiscal year ended March 31, 2005, 2006 and 2007 were 2,076,712, 2,100,000 and 2,100,000, respectively.

21. SUBSEQUENT EVENTS

There were no applicable subsequent events.

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ANNEX A

OPINION OF MILLIMAN, INC. IN JAPAN WITH RESPECT TO SONY LIFE EMBEDDED VALUE AS OF MARCH 31, 2006

Submitted to:
The Board of Directors
Sony Life Insurance Co., Ltd.

May 22, 2006

Toshiyuki Ikuma, FIAJ
Managing Director & Senior Consultant

/s/ Toshiyuki Ikuma

Opinion Regarding the Embedded Value Calculations of Sony Life

This opinion is offered in connection with embedded value calculations of Sony Life Insurance Co., Ltd. ("Sony Life") as of March 31, 2006. Any distribution of this document must be in its entirety.

Qualifications

Toshiyuki Ikuma, Managing Director of Milliman, Inc. in Japan (hereafter referred to as "Milliman"), is a Fellow of the Institute of Actuaries of Japan (hereafter referred to as "IAJ". Ikuma is qualified as an actuary and is obligated to follow the Code of Conduct of the IAJ.

Professional Background

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles. Further although Sony Life does not describe its EV as compliant with the CFO Forum publication *European Embedded Value Principles* together with *the Basis for Conclusions*, we have also considered those documents in forming our opinion.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market values of Sony Life, or its parents, Sony Financial Holdings Inc., and Sony Corporation.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Sony Life, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Sony Life professionals developed a financial model that can be used to project future cash flows and reported profits for Sony Life, given a set of experience assumptions. This model was used by Sony Life, along with balance sheet information and future experience assumptions, to calculate embedded values of Sony Life at March 31, 2006.

Sony Life asked Milliman to review methods and assumptions for consistency with Sony Life experience and evolving international standards. In addition, Milliman was asked to review Sony Life's model and results to form a broad conclusion regarding the accuracy of the technical calculations. Our review did not include a detailed audit of models.

Specifically, Milliman undertook the following:

(1) Review of Sony Life adjusted book value for material consistency with (a) figures shown in reported financials and (b) the methodology used to project future profits in developing existing business value.

(2) Review of the general consistency of embedded value assumptions with recent and expected future experience.

(3) Review of model fit, in particular, the accuracy with which balance sheet and recent income statement items are reproduced by the model.

(4) Review of the consistency of embedded value methods with evolving global standards.

Reliance

In the course of this work, Milliman professionals depended on data and information provided by Sony Life. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Sony Life, in particular, the values of balance sheet assets and the size of reported liabilities.

2. Data and related information on in-force business at March 31, 2006, and other dates.

3. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures.

4. Information on business plans, in particular, the Sony Life's expectation for future investment allocations, and the company's projections of future yields based on in-force assets and expected future investment policy.

5. Various experience studies, for example lapse, mortality, and morbidity, prepared by Sony Life professionals.

6. Various operational information, in particular, aggregate and unit expense analysis provided by the company.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2006, that are the subject of this opinion, are summarized in the table below:

Item	Amount
	(¥100 millions)
Adjusted Book Value	2,763
Existing Business Value, after tax and cost of capital	4,998
Total Embedded Value	7,761
Value One Year Sales	342

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2006), and we have not considered such changes in rendering our opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expenses. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

It is important to appreciate that embedded values are developed using a single, deterministic set of assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with Sony Life's variable life insurance block. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Sony Life's embedded value, as of March 31, 2006, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

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OPINION OF MILLIMAN, INC. IN JAPAN WITH RESPECT TO SONY LIFE EMBEDDED VALUE AS OF MARCH 31, 2007

Submitted to:
The Board of Directors
Sony Life Insurance Co., Ltd.

May 22, 2007

Toshiyuki Ikuma, FIAJ
Managing Director & Senior Consultant

/s/ Toshiyuki Ikuma

Opinion Regarding the Embedded Value Calculations of Sony Life

This opinion is offered in connection with embedded value calculations of Sony Life Insurance Co., Ltd. ("Sony Life") as of March 31, 2007. Any distribution of this document must be in its entirety.

Qualifications

Toshiyuki Ikuma, Managing Director of Milliman, Inc. in Japan (hereafter referred to as "Milliman"), is a Fellow of the Institute of Actuaries of Japan (hereafter referred to as "IAJ". Ikuma is qualified as an actuary and is obligated to follow the Code of Conduct of the IAJ.

Professional Background

While no standard of practice has been drafted in Japan with respect to the development of embedded values, a broad consensus regarding methods and choice of assumptions can be said to exist worldwide, such as the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the CFO Forum publication *European Embedded Value Principles and the Basis for Conclusions* in Europe. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, we have taken into consideration these guidelines and generally accepted principles in coming to this opinion. Here, Sony Life does not state its published EV as compliant with the European Embedded Value Principles (EEV Principles). Consequently, this letter does not confirm the compliance with EEV Principles.

This letter represents a professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, this letter is not offering an opinion on the market values of Sony Life, or its parents, Sony Financial Holdings Inc., and Sony Corporation.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Sony Life, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Sony Life professionals developed a financial model that can be used to project future cash flows and reported profits for Sony Life, given a set of experience assumptions. This model was used by Sony Life, along with balance sheet information and future experience assumptions, to calculate embedded values of Sony Life at March 31, 2007.

Sony Life asked Milliman to review methods and assumptions for consistency with Sony Life experience and evolving international standards. In addition, Milliman was asked to review Sony Life's model and results to form a broad conclusion regarding the accuracy of the technical calculations. Our review did not include a detailed audit of models.

Specifically, Milliman undertook the following:

(1) Review of Sony Life adjusted book value for material consistency with (a) figures shown in reported financials and (b) the methodology used to project future profits in developing existing business value.

(2) Review of the general consistency of embedded value assumptions with recent and expected future experience.

(3) Review of model fit, in particular, the accuracy with which balance sheet and recent income statement items are reproduced by the model.

(4) Review of the consistency of embedded value methods with evolving global standards.

Reliance

In the course of this work, Milliman professionals depended on data and information provided by Sony Life. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Sony Life, in particular, the values of balance sheet assets and the size of reported liabilities.
2. Data and related information on in-force business at March 31, 2007, and other dates.
3. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures.
4. Information on business plans, in particular, the Sony Life's expectation for future investment allocations, and the company's projections of future yields based on in-force assets and expected future investment policy.
5. Various experience studies, for example lapse, mortality, and morbidity, prepared by Sony Life professionals.
6. Various operational expense information, in particular, aggregate and unit expense analysis provided by the company.
7. Future cash flows and other financial projection output developed by Sony Life professionals.

We performed no formal audit of this data and information, and the validity of this opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which this letter is Opining

The embedded value results, as of March 31, 2007, that are the subject of this opinion, are summarized in the table below:

Item	Amount
	(¥100 millions)
Adjusted Book Value	2,617
Existing Business Value, after tax and cost of capital	6,388
Total Embedded Value	9,005
Value One Year Sales	367

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2007), and we have not considered such changes in rendering this opinion.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expenses. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

It is important to appreciate that embedded values are developed using a single, deterministic set of assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with Sony Life's variable life insurance block. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, I confirm that Sony Life's embedded value, as of March 31, 2007, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, I believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

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ANNEX C

ACTUARIAL CONSULTANT'S REPORT OF MILLIMAN, INC. IN JAPAN WITH RESPECT TO SONY LIFE EMBEDDED VALUE AS OF MARCH 31, 2006 AND 2007

MEMORANDUM:

To: The Board of Directors
Sony Life Insurance Co., Ltd.

From: Toshiyuki Ikuma

Date: August 30, 2007

Re: Actuarial Consultant's Report

1. Introduction: Background, Work Scope, Reliance and Limitation

This memorandum represents a professional report on Milliman's review conducted in opining for the embedded value of Sony Life as of March 31, 2006 as expressed in the opinion letter dated March 22, 2006, and as of March 31, 2007 as expressed in the opinion letter dated May 22, 2007. Each of those opinions should be read together with and considered in light of the information in this report. Neither the opinions nor this report should be construed as a formal audit opinion or report, as that term would be used in the context of regulatory financial reporting.

Work Scope

Sony Life professionals developed a financial model that can be used to project future cash flows and reported profits for Sony Life, given a set of experience assumptions. This model was used by Sony Life, along with balance sheet information and future experience assumptions, to calculate embedded values of Sony Life at March 31, 2007 and at March 31, 2006.

Sony Life asked Milliman to review methods and assumptions for consistency with Sony Life experience and evolving international standards. In addition, Milliman was asked to review Sony Life's model and results to form a broad conclusion regarding the accuracy of the technical calculations. Our review did not include a detailed audit of the models.

Specifically, Milliman undertook the following:

1. Review of Sony Life adjusted net worth for material consistency with (a) figures shown in reported financials and (b) the methodology used to project future profits in developing existing business value.
2. Review of the general consistency of embedded value assumptions with recent and expected future experience.
3. Review of model fit, and in particular, the accuracy with which balance sheet and recent income statement items are reproduced by the model.
4. Review of the consistency of embedded value methods with evolving global standards.

Reliances and Limitations

In the course of this work, Milliman professionals depended on data and information provided by Sony Life. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Sony Life, in particular, the values of balance sheet assets and reported liabilities.
2. Data and related information on in-force business at March 31, 2006 and 2007, and other dates.
3. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures.
4. Information on business plans, in particular, Sony Life's expectation for future investment allocations, projections of future yields based on in-force assets and expected future investment policy.

5. Various experience studies for lapse, mortality and morbidity prepared by Sony Life.

6. Various operational expense information, in particular, aggregate and unit expense analysis provided by Sony Life.

7. Future cash flows and other financial projection output developed by Sony Life.

We performed no formal audit of this data and information, and the validity of this opinion is dependent on the accuracy of the data and information provided.

Definition of Embedded Value and Caveats with Respect to Embedded Values

Embedded value is calculated as the sum of the adjusted net worth of the company plus the present value of projected after-tax profits from the business in force as of the calculation date, including a charge for the cost of capital assumed to be required to be retained in the company to satisfy regulatory requirements, achieve desired ratings from ratings agencies and based on management's judgment. The embedded value projections do not reflect the assumed impact of profits from business assumed to be sold after the analysis date and exclude the impact of expenses assumed to be allocated to such new business.

While an embedded value can provide insight into the financial progress of a life insurance company and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation and actual market value may differ materially from an embedded value. Substantial expertise and experience with embedded value projections is required to fully understand and interpret the results of an embedded value analysis. In addition, anyone reviewing these figures needs to understand the specific circumstances of the Japanese insurance market. As such, embedded values should be used with caution and only when supported by experts familiar with the appropriate use of such measures.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and operating expenses. Assumptions were chosen in an effort to reflect recent experience and known items that are anticipated to affect experience in the future. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the embedded values. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

While no standard of practice has been drafted in Japan with respect to the development of embedded values, a broad consensus regarding methods and choice of assumptions can be said to exist worldwide, such as the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada* and the CFO Forum publication *European Embedded Value Principles* and *the Basis for Conclusions* in Europe. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, we have taken into consideration these guidelines and generally accepted principles in coming to this opinion. Here, Sony Life does not state its published EV is compliant with the European Embedded Value Principles (EEV Principles). Consequently, this report does not confirm compliance with EEV Principles.

It is important to appreciate that embedded values are developed using a single, deterministic set of assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with Sony Life's variable life insurance block.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Sony Life, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

An embedded value and a value of one year of new business will sometimes be utilized by an investor to estimate the value of a life insurance company. However, an embedded value does not necessarily represent the value of the company's stock in the open market. Rather, it is derived from a carefully constructed projection of future distributable earnings and therefore reflects the value of a company's earnings potential under a specific set of assumptions. Assignment of a value to any business enterprise is a matter of informed judgment.

In an actual transaction, the purchase or sale price is determined by the parties involved, based on their respective evaluation of all relevant factors including, but not limited to:

- The perspective of the buyer and the seller and the level of confidence regarding the assumptions underlying projected earnings;
- The desired rate of return;
- The degree of urgency associated with a transaction;
- Other significant issues, unique to a proposed transaction, which can have an effect on fair market value.

Also, an embedded value calculation is highly dependent on the choice of experience assumptions used to develop the values, the risk discount rate, and many other factors. In the typical case of an insurance company IPO or sale, the actual market value will likely differ from any particular value, depending on many tangible and intangible factors, including those described above.

2. Embedded Values and Underlying Key Assumptions

Embedded Values as of March, 2007, and 2006

The embedded value results, as of March 31, 2007 and March 31, 2006, respectively, are summarized in the table below:

	As of March 31, 2007	As of March 31, 2006
	(Billions of Yen)	
EV	900.5	776.1
Value of in-force business	638.8	499.8
Adjusted net worth	261.7	276.3
Value of new business in the fiscal year	36.7	34.2

These embedded values do not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation dates (March 31, 2007, or March 31, 2006, respectively) and we have not considered such changes in performing our review.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions and the impact of changing assumptions from year to year.

Discount Rate

The discount rates were set to be 6.0% and 6.5% by Sony Life for the embedded values as for March 31, 2007 and March 31, 2006, respectively. The discount rates were constructed by adding an assumed risk premium (4.5% for both March 31, 2007 and March 31, 2006) to the risk-free rate (the yield on 10-year Japanese government bonds: 1.66%, and 1.77% for March 31, 2007 and March 31, 2006, respectively) and rounding them to the nearest 0.5% fraction.

Sony Life has shown values under the base discount rate assumption and at a range of discount rates in the sensitivities.

The discount rate appropriate to an investor will depend on the investor's own requirements, tax position and perception of the risks associated with the realization of future profits. In calculating values at alternative discount rates, all other assumptions, including those relating to investment returns, have been left unchanged. It should be noted that an investor might choose a discount rate outside of the range of discount rates presented in the discount sensitivity section below.

The base discount rate that Sony Life applied in its EV calculation as of March 31, 2007 is in a reasonable range for the development of the base assumption deterministic EV as compared to the discount rates used by other companies in reporting EV.

Net Worth Adjustments, and Reserving Basis

In developing the adjusted net worth, Sony Life allowed, where relevant, for the difference between the market value of assets and the value as determined on the Japanese statutory basis. We confirmed that Sony Life has also allowed for the certain miscellaneous adjustments to current liabilities in a manner consistent with general practice in developing embedded values.

We confirmed that Sony Life's reserving basis is the Japanese statutory required standard valuation basis, which requires using the net level premium method with the valuation interest rates and the mortality rates, and any premium deficiency reserves. We did not perform a review of the reserve calculations to confirm that the valuation bases were accurately applied.

Adjusted Net Worth represents the real net assets and is calculated as capital as of the valuation date adjusted for the following items such as mark to market of assets and adjustments related to consistency with the existing business value projection.

Asset related adjustment items:

Assets are marked to market, except that fixed income assets are not marked to market as they are projected with the existing business using book value yield. The value of each asset used here is based on financial statements and other information from Sony Life. Milliman has not performed any audit on such information and is not expert in the determination of market values or fair values for invested assets

The market value used as a base for calculation of hidden gain/loss on lands included in the solvency margin is applied for land and leasehold, of which the value is the embedded value by the real estate appraiser re-valuation of the real-estate. As for reserves for bad debt, it is added to the adjusted net worth as future loan losses are provided for when assumptions for investment yield were set. These adjustments are made on an after-tax basis.

As for the convertible bonds, in the calculation for the embedded value as of March 31, 2007, Sony Life assumed that it would conduct rebalancing as of the date of valuation in such a way that after reflecting the unrealized gains from convertible bonds into its adjusted net worth, Sony Life immediately reinvests the remaining balance into Japanese government bonds.

In developing the embedded value as of March 31, 2006, however, the treatment was slightly different from that of the embedded value as of March 31, 2007 as follows: Sony Life made such a rebalancing as of the valuation date, but after reflecting the unrealized gains from convertible bonds into the adjusted net worth, Sony Life assumed the purchase of straight bonds corresponding to the market-to-market bond portion of the convertible bonds while immediately reinvesting the remaining amount into Japanese bonds.

As for stocks and other assets (policyholder loans, real estate, private equity funds, etc.), Sony Life assumed that it would maintain the balance at the end of future projected fiscal years within its own established internal limits for holdings of such assets.

Liability related adjustment items:

Price fluctuation reserve and contingency reserve are added to the adjusted net worth on an after-tax basis as they are included in the calculation of solvency capital and are not based on analysis of specific risks or assets.

Based on the above, we confirmed that the adjusted net worth as of March 31, 2006 is calculated to be Yen 276.3 billion and Yen 261.7 billion as of March 31, 2007.

Thus, the adjusted net worth is the sum of

(a) Total net assets in the balance sheet (excluding net unrealized gains on bonds, except for convertible bonds), plus

(b) Price fluctuation Reserve, plus

(c) Contingency reserve, plus

(d) Reserves for bad debt, plus

(e) Net unrealized gains on land, minus

(f) Unfunded pension liabilities, minus

(g) Deferred tax assets for the above (b), (c), (d), (e), and (f).

Table – Adjusted Net Worth Calculation –

	(Billions of Yen)
(a) Total net assets in the balance sheet (excluding net unrealized gains on bonds, except for convertible bonds)	207.6
(b) Reserve for price fluctuations	20.9
(c) Contingency reserve	59.0
(d) Reserves for bad debt	0
(e) Net unrealized gains on land	6.8
(f) Unfunded pension liabilities	1.9
(g)=[(b)+(c)+(d)+(e)-(f)]*0.3621	30.7
(a)+(b)+(c)+(d)+(e)-(f)-(g)	261.7

Solvency Margin Ratio and Required Capital

The Solvency Margin Ratio is calculated by dividing the Adjusted Solvency Capital by the Risk Capital. The cost of capital applied in this report reflects required capital amounts equal to 600% of the Solvency Margin Ratio. A capital amount equal to 200% of the Solvency Margin Ratio is considered the minimum amount necessary to avoid regulatory supervision.

The Adjusted Solvency Capital is based upon the statutory net assets with additional adjustments.

Companies are permitted various "solvency margin credits" which don't involve any direct contribution of adjusted solvency capital such as reserve in excess of cash surrender value, future profit equivalent and tax effect equivalent. Inclusion of these credits can reduce the cost of capital and that reduction has been reflected in the projections.

Future Solvency Margin amounts are projected based upon an assumption that Sony Life will obtain capital and/or distribute profits to maintain a 600% Solvency Margin Ratio. As a result, any capital exceeding 600% of solvency margin ratio at the beginning of the projection is treated as free surplus. This "free surplus" contributes to the adjusted net worth, but does not require cost of capital under the projection. The target surplus is assumed to require cost of capital in the embedded value projection.

Investment Returns

Investment yield on new investments

The investment yields assumed on new investments for the embedded value as of March 31, 2007 and March 31, 2006 were calculated based on the implied forward rates computed from the yield curve of Japanese government bonds as of March 31, 2007 and March 31, 2006, respectively, assuming that Sony Life invests only in Japanese government bonds in the future.

Investment yield on existing assets

The investment yield on existing assets was calculated separately for each asset, based on the following assumptions:

- For existing bonds other than convertible bonds, Sony Life assumed that it would hold them to maturity.
- For convertible bonds, Sony Life's calculations assumed that it would conduct rebalancing as of the date of evaluation as described in the Adjusted Net Worth section above.
- For stocks and other assets (policyholder loans, real estate, private equity funds, etc.), Sony Life assumed that it would maintain a balance at the end of the fiscal year within its own established internal limits for holdings of such assets.

Interest, dividends and proceeds from redemptions were calculated with the assumption that Sony Life would reinvest these proceeds into Japanese government bonds.

The assumed yields for new money and the portfolio (the weighted average of the new money and the existing assets) are as follows:

Fiscal Year	New Money Rate(%)	Portfolio Yield(%)
2005(actual)	n.a.	2.22
2006(actual)	n.a.	2.02
2007	0.82	1.86
2008	1.06	1.95
2009	1.24	1.91
2010	1.66	2.08
2011	1.80	2.19
2016	2.52	2.82
2021	2.70	3.04
2026	2.90	3.26
2031	3.11	3.49
2036	3.51	3.89

Expenses

The unitized expense assumptions have been developed using Sony Life's actual total non-commission expense base.

We confirmed that the projected expenses based on these unitized expenses when combined with the explicit allowance for commissions and handling fees (see below) approximately reproduce actual expenses for the years ended March 31, 2006 and March 31, 2007.

Sony Life assumes no inflation rate for their future expenses.

The assumed unitized expenses were based on detailed expense studies by function prepared by Sony Life including the following components:

- Per policy non-commission acquisition expenses
- Per unit non-commission acquisition expenses
- Per premium non-commission acquisition expenses
- Per policy maintenance expenses
- Per unit maintenance expenses
- Per claims maintenance expenses
- Per assets maintenance expenses

Commission and Handling Fees

We confirmed that Sony Life has allowed for commission payments under its commission schedules, and the modeled commissions are approximately equal to the actual commission experience in FY 2005 and FY 2006, respectively.

Mortality

We confirmed that the mortality assumptions were the average of the most recent three year experience, updated every year to reflect the most recent three year experience, based on the following grouping:

- Non-smokers/Others
- Products
- Duration (Policy year)

The expected mortality tables used to develop the mortality ratios by policy year were attained age basis. For blocks of business where the experience is not large enough to be credible, such as for policy years over 10 and for female policies, Sony Life used more grouped data, multiples of industry experience and/or other adjustments. We confirmed that the approaches used by Sony Life in this regard were consistent with generally accepted actuarial practice. We also reviewed the places where smoothing adjustments were made in developing the mortality assumptions and confirmed that the adjustments were consistent with generally accepted actuarial practice and did not create material biases in the underlying assumptions.

Morbidity

We confirmed that the morbidity assumptions were the average of the most recent three year experience, updated every year to reflect the most recent three year experience, based on the following grouping:

- Products/Benefits
- Sex
- Duration (Policy year)
- Attained Age Group

For the blocks of business where the experience is not large enough to be credible, such as for new products, Sony Life used pricing assumptions, more grouped data and/or multiples of population experience. We confirmed that the approaches used by Sony Life in this regard were consistent with generally accepted actuarial practices. We also reviewed the places where grouping, smoothing and interpolation adjustments were made in developing the morbidity assumptions and confirmed that the adjustments were consistent with generally accepted actuarial practice and did not create material biases in the underlying assumptions.

Lapse and Surrender Rates

We confirmed that the lapse and surrender assumptions for the major blocks of business were the average of the actual most recent three year experience, updated every year to reflect the most recent three year experience, based on the following grouping:

- Products
- Duration (Policy Year)
- Regular Premium during premium paying period/Single Premium and after end of premium paying period

For the blocks of business where the experience is not large enough to be credible, such as for new products, Sony Life used more grouped data or multiples of the pricing assumptions or of the experience of other products. We confirmed that the approaches used by Sony Life in this regard were consistent generally accepted actuarial practices. We also reviewed the places where grouping, smoothing and interpolation adjustments were made in developing the lapse and surrender assumptions and confirmed that the adjustments were consistent with generally accepted actuarial practice and did not create material biases in the underlying assumptions.

Policyholder Dividends

Sony Life uses the actual current policy dividend formula to apply to each of the individual policies in projecting the future payment of the policyholder dividends under the deterministic scenario. We confirmed that the policyholder dividend formulas in the Sony Life projection model are consistent with the FSA filing documents that Sony Life's management endorsed.

Tax

The corporate tax rate of 36.21%, which was the actual effective tax rate for the years ending March 31, 2006 and March 31, 2007, was applied to the projected pre-tax earnings amounts to derive the after-tax earnings projections in calculating the value of the existing business and the value of the new business issued. This tax rate is the national rate plus the effect of local taxes. The Japanese statutory statement reflects tax effect accounting.

Other

- Sony Life has a block of variable life business with guaranteed minimum death benefits. Japanese statutory requirements specify reserves for the minimum guaranteed benefits for policies issued on and after April 1, 2005. In calculating the embedded value, while setting up these reserves for the minimum guaranteed death benefits based on the Japanese statutory basis, Sony Life evaluated the future cash flows on guaranteed minimum death benefits for all of the existing variable life insurance policies using a stochastic scenario testing model to measure the cost of these guaranteed benefits under real world scenarios. This evaluation reduced the embedded value as of March 31, 2006 by Yen 3.2 billion and as of March 31, 2007 by Yen 4.3 billion.

Sony Financial Holdings

END

Morbidity

We confirmed that the morbidity assumptions were the average of the most recent three year experience, updated every year to reflect the most recent three year experience, based on the following grouping:

- Products/Benefits
- Sex
- Duration (Policy year)
- Attained Age Group

For the blocks of business where the experience is not large enough to be credible, such as for new products, Sony Life used pricing assumptions, more grouped data and/or multiples of population experience. We confirmed that the approaches used by Sony Life in this regard were consistent with generally accepted actuarial practices. We also reviewed the places where grouping, smoothing and interpolation adjustments were made in developing the morbidity assumptions and confirmed that the adjustments were consistent with generally accepted actuarial practice and did not create material biases in the underlying assumptions.

Lapse and Surrender Rates

We confirmed that the lapse and surrender assumptions for the major blocks of business were the average of the actual most recent three year experience, updated every year to reflect the most recent three year experience, based on the following grouping:

- Products
- Duration (Policy Year)
- Regular Premium during premium paying period/Single Premium and after end of premium paying period

For the blocks of business where the experience is not large enough to be credible, such as for new products, Sony Life used more grouped data or multiples of the pricing assumptions or of the experience of other products. We confirmed that the approaches used by Sony Life in this regard were consistent generally accepted actuarial practices. We also reviewed the places where grouping, smoothing and interpolation adjustments were made in developing the lapse and surrender assumptions and confirmed that the adjustments were consistent with generally accepted actuarial practice and did not create material biases in the underlying assumptions.

Policyholder Dividends

Sony Life uses the actual current policy dividend formula to apply to each of the individual policies in projecting the future payment of the policyholder dividends under the deterministic scenario. We confirmed that the policyholder dividend formulas in the Sony Life projection model are consistent with the FSA filing documents that Sony Life's management endorsed.

Tax

The corporate tax rate of 36.21%, which was the actual effective tax rate for the years ending March 31, 2006 and March 31, 2007, was applied to the projected pre-tax earnings amounts to derive the after-tax earnings projections in calculating the value of the existing business and the value of the new business issued. This tax rate is the national rate plus the effect of local taxes. The Japanese statutory statement reflects tax effect accounting.

Other

- Sony Life has a block of variable life business with guaranteed minimum death benefits. Japanese statutory requirements specify reserves for the minimum guaranteed benefits for policies issued on and after April 1, 2005. In calculating the embedded value, while setting up these reserves for the minimum guaranteed death benefits based on the Japanese statutory basis, Sony Life evaluated the future cash flows on guaranteed minimum death benefits for all of the existing variable life insurance policies using a stochastic scenario testing model to measure the cost of these guaranteed benefits under real world scenarios. This evaluation reduced the embedded value as of March 31, 2006 by Yen 3.2 billion and as of March 31, 2007 by Yen 4.3 billion.

- We confirmed that the embedded values Sony Life developed cover all of the major block of business: both profitable and unprofitable blocks of business, including the negative spread business.
- We confirmed that Sony Life's embedded value calculation models showed a professionally satisfactory level of actual/model fit based on the static validation and the dynamic validation.

3. Reconciliation of the Value Changes of the Embedded Values

We confirmed Sony Life's reconciliation of the changes of the embedded values as of March 31, 2006 to the embedded value as of March, 2007.

The change in EV from March 31, 2006 to March 31, 2007 is split into the following components:

Item	Amount
	(Billions of Yen)
(1) EV as of March 31, 2006	776.1
(2) Shareholder dividends	(6.5)
(3) Release from the value of in-force business	32.5
(4) EV of new policies for the year ended March 31, 2007	36.7
(5) Difference between assumptions and actual results for the year ended March 31, 2007	(19.6)
(6) Difference from the changes in the assumptions	81.3
(7) EV as of March 31, 2007	900.5

Note: Item (3) corresponds to release of the amount of discount for one year made as of March 31, 2006 on the value of in-force business.

Item (5), the difference between assumptions and actual results for the year ended March 31, 2007 of Yen (19.6) billion, included Yen (19.0) billion from the changes in value of net unrealized gains on securities excluding net unrealized gain on bonds, except for convertible bonds (after-tax basis).

Item (6), the difference from assumptions changes of Yen 81.3 billion, included Yen 14.3 billion as a result of changes in the investment yields, Yen 26.0 billion as a result of change in the discount rate, Yen 13.0 billion from changes in the mortality and morbidity assumptions as a result of updating the experience used to develop the assumptions, and Yen 13.6 billion from the change in the lapse and surrender assumptions as a result of updating the experience used to develop the assumptions.

4. Sensitivities

Sony Life developed certain sensitivities to illustrate the impact of certain changes in assumptions. The impact of changing the underlying assumptions on the embedded value as of March 31, 2007 would be as follows:

Assumption	Change	Amount of Change	EV Amount
		(Billions of Yen)	
Base Assumptions	–	--	900.5
Discount rate	From 6.0% to 5.0%	77.3	977.7
	From 6.0% to 7.0%	(63.0)	837.5
Solvency margin ratio	From 600% to 500%	7.5	908.0
	From 600% to 700%	(8.5)	892.0
Investment yield: + 0.25%*	On total investments	54.6	955.1
	On new investments	36.3	936.8
Investment yield: – 0.25%*	On total investments	(56.9)	843.5
	On new investments	(37.4)	863.1
Mortality and morbidity	Base Assumption x 1.1	(60.1)	840.4
Lapse and surrender rates	Base Assumption x 1.1	(16.3)	884.2
Operating expenses	Base Assumption x 1.1	(5.0)	895.5

Note: The impact of changes in investment yield assumptions is shown after taking into account the impact on the policyholder dividends as the policyholder dividends are affected by the investment yields only. The other sensitivities in the above table have no impact on the policyholder dividends.

It should be noted that actual experience could fall outside of the range of variance in experience illustrated by the above sensitivities.

PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY

1-1, Minami Aoyama 1-chome
Minato-ku, Tokyo 107-0062
Japan

LEGAL ADVISORS TO THE COMPANY

as to Japanese law

Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo 102-0094
Japan

as to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building, 37th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6037
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to Japanese law

Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo 106-6036
Japan

as to U.S. law

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers Aarata
Shin-Marunouchi Building, 32nd Floor
5-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-6532
Japan

TRANSFER AGENT

Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8212
Japan

Sony Financial Holdings

END